UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

2011 Annual Report

Contents

1. 2011 Results and Future Outlook	2
2. Corporate Governance	7
3. Our Shareholders / Stock Price Development	13
4. Macroeconomic Context	15
5. The Argentine Electricity Market	17
6. Relevant Events of the Fiscal Year	34
7. Description of Our Assets	44
8. Human Resources	74
9. Corporate Responsibility	75
10. Information Technology	78
11. Environmental Management	79
12. Fiscal Year Results	81
13. Dividend Policy	96
14. The Board of Directors’ Proposal	97
Exhibit I. Corporate Governance Report	98

2011 Annual Report

To the Shareholders of Pampa Energía S.A. (“Pampa” or “the Company”):

In accordance with statutory and by-laws provisions currently in force, we submit to your consideration the Annual Report and the Financial Statements as of December 31, 2011 and for our sixty-eighth fiscal year then ended.

1.         2011 Results and Future Outlook

For the fiscal year ended on December 31, 2011 Pampa reported a net loss of AR$931 million, the most important one in the Company’s history. This loss is related, mostly, with the loss in our controlled company Edenor in the Distribution segment (AR$854 million) and it is composed by our participation in Edenor’s loss during the fiscal year 2011 (AR$296 million, including its controlling company EASA), and a non-recurring loss of AR$558 million related to an impairment done at Pampa of our investment in said company, which we were forced to register in order to comply with current accounting standards. However, it is worth mentioning that certain temporary measures taken by the Secretariat of Energy, such as the possibility for Edenor to keep the PUREE collections, have allowed said company to maintain its investment plan and partially compensate operating cost increases, although PUREE funds are not registered as revenues in our Financial Statements, but as a liability. During 2011, PUREE funds reached AR$338 million. Generation, Transmission and Holding and Others segments added losses for AR$43 million, AR$13 million and AR$21 million, respectively.

Despite the results mentioned before, 2011 has been a year of great improvements for Pampa in the Generation segment. First of all, on November 1st we started the commercial operation for 165 MW of Central Térmica Loma de la Lata’s expansion project. Started in 2007 under a “Turnkey” agreement and with an investment of US$230 million, the project is of great importance for Pampa as it increases significantly the generation of funds in our Generation segment. Additionally, it is also important for the country, as it increased the electricity generation of said power plant without requiring additional natural gas consumption.

Furthermore, we want to highlight the efforts we have made, as part of the electricity sector, in order to contribute to safely and steadily supply the growing electricity demand. In this regard, 2011 represented for the Argentine electricity system the ninth consecutive year of power demand record, establishing a maximum demand of 21,564 MW, 53% higher than the peak recorded in 2001. In 2011, through our controlled and co-controlled subsidiaries, we have invested AR$764 million in the maintenance and expansion of our transmission and distribution networks, and in our generation plants.

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Pampa Energía’s Generation Installed Capacity (MW)

Other relevant event for Pampa and its subsidiaries was the acquisition of assets from AEI, agreed in January 2011, that included the acquisition by Edenor of the distribution companies Emdersa (77.2%) and Eden (90.0%), and Central Térmica Piquirenda (77.2%), and all of CIESA’s defaulted debt (US$322 million), controlling company of TGS with 55.3% of its shares. Independently to the AEI transaction mentioned before we acquired EPCA, holding company of 10% CIESA’s shares. Regarding CIESA’s defaulted debt acquisition, we agreed with Petrobras the implementation of a restructuring agreement by which we would capitalize the acquired debt in exchange of 50% of CIESA’s shares (including EPCA’s stake) and a direct 4.3% stake in TGS that is currently hold by CIESA. Therefore, once the restructuring is done, Pampa would indirectly control 29.8% of TGS. CIESA’s debt restructuring agreement was approved by the Argentine Gas Regulator (“Enargas”) in October 2011. As of today, even though all the presentations have been satisfactorily filed, the approval of the Secretariat of Commerce is still pending, for which a previous report of the antitrust authority (“CNDC”) is needed. In this regard, CIESA would definitively end the default process in which it has been for more than 9 years, which we expected would result in tangible benefits for CIESA, TGS, the shareholders of both companies and the users of the public service provided by TGS.

During 2011, through our subsidiary Petrolera Pampa, we continued with the exploration and production of natural gas reserves, under the Gas Plus regulation projects agreed with Petrobras and Apache. These projects allowed us to have as of today 18 productive wells, with gas production for 2011 of 1.2 million cubic meters per day, of which 240 thousand cubic meters per day corresponded to the proportional stake of Petrolera Pampa. Petrolera Pampa’s business development will contribute to increase local production of natural gas and will help to replace expensive natural gas imports. Moreover, it will increase the profitability of our business and it will help to develop non-conventional gas production which has great upside potential in our country, especially in tight sands and shale gas.

Besides the aforementioned advances, and due to the big impact it had in our earnings, we cannot avoid mentioning in detail Edenor’s development during 2011, characterized by a continuous increase in costs related to the supply of the public service. It is especially significant the impact of salaries increases and the improvements given to labor unions, both for Edenor employees as well as those hired by outsourced contractors. Cost increases, combined with frozen tariffs in the national regulated electricity distribution companies, produced a significant reduction in Edenor’s financial results, reflected in a AR$435 million loss for the fiscal year ended December, 31 2011. However, it is worth mentioning that certain temporary measures taken by the Secretariat of Energy, such as the possibility for Edenor to keep the PUREE collections, have allowed said company to maintain its investment plan and partially compensate operating cost increases, although PUREE funds are not registered as revenues in our Financial Statements, but as a liability. During 2011, PUREE funds reached AR$338 million.

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It is also important to highlight that, due to the excellent restructure that Edenor obtained of its debt to a 12-year period, we achieved to extent the principal payment’s maturity for more than a decade. At the same time, we have carried out a significant reduction of the mentioned debt, which was US$541 million in 2005, reduced to US$295 million as of December 31, 2011. Thanks to the emission of Edenor’s debt at 12 years, said company could obtain the necessary resources to acquire the mentioned electricity distribution assets which present a great upside potential. During the fiscal year of 2011, Edenor acquired assets that were considered strategic and allowed, from an initial point of view, to reach economies of scale that would result in efficiencies through the conformation of the largest electricity distribution holding in the Republic of Argentina. In that sense, we agreed with AEI the share capital acquisition of the distribution companies Emdersa (77.2%) and Eden (90.0%). Therefore, we incorporated to the 2.7 million customers of Edenor around 890 thousand additional customers, located in four provinces.

Edenor’s Debt Evolution (US$ million)

(Unconsolidated)

However, after these acquisitions, Edenor’s costs continued to increase while the negotiations with the regulator did not produce the expected results in the tariff scheme. This situation led Edenor’s Board of Directors to dispose of the companies that presented lower synergies with Edenor and that awoke investors’ interest. Therefore, Edenor agreed to sell Edesal (electricity distribution company in the province of San Luis), and granted an option to purchase Edelar (electricity distribution company in the province of La Rioja). In line with these actions, and to keep Edenor’s focus in the distribution segment, where Edenor is specialized, it agreed to sell the power plant Piquirenda of 30 MW of installed capacity to Pampa Energía. All these operations are subject to Emdersa’s spin off, which we expected will be completed during 2012.

It is important to highlight that the difficulties in obtaining the recognition of revenues to compensate a scenario of incremental costs – not covered by PUREE funds - had a significant effect on the financial and economic equation of Edenor’s Concession Agreement. Nevertheless, they did not affect the fulfillment of the obligations of Edenor to its clients, as contemplated in said Agreement, being the Board of Directors always aware of the high responsibility they have managing a federal public service. However, if delays in obtaining tariff increases continue to extend in time in addition to new costs increases, Edenor could face cash difficulties in the short term. Nevertheless, Edenor’s Board of Directors has a great optimism regarding the results of the negotiations being held with regulatory authorities. At the same time, we have filed the corresponding administrative claims to preserve Edenor’s rights.

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Based on the foregoing, in order to comply with current accounting standards, Pampa has been forced to make an impairment of its investment in Edenor, taking into account that the concretion of the measures projected to revert the negative trend depend, among other factors, on the occurrence of certain events that are not under Pampa or Edenor’s control, and there is a degree of high uncertainty regarding the financial capacity of Edenor to fulfill its obligations under the normal course of business. The effect on Pampa’s net result for the fiscal year is a one-time accounting charge of AR$558 million, which does not involve an outflow of funds.

Despite the aforementioned situation and the fact that electricity demand rose 4.2% during 2011, it is important to mention that energy losses were kept at reasonable levels and the service quality indicators are still among the best of the country. The demand increase was accompanied by high investments done by Edenor, which reached AR$430 million in 2011, and over AR$1,900 million considering the last 5 years. This evidences the high responsibility with which Edenor manages its electricity grid and strengthens its commitment to the future.

It is important to highlight, as a relevant event to the national energy sector, the Executive Power’s decision to gradually reduce since January 2012 onwards, the subsidies in the price of electricity generation that users in the whole country used to enjoy. This decision does not produce, in relation to the electricity distribution service provided by Edenor, any improvements in their own revenues nor in the generation and transmission segments. However, we express our support to this decision, given that we have always considered that subsidies should only be maintained to those users who are really in need of them, while the reduction in energy subsidies will be useful to send the right signals for users to save a limited, non-renewable resource.

Finally, in February 2012 there has been a change in Edenor’s senior management product of the resignation of Mr. Alejandro Macfarlane and Rogelio Pagano in the positions of CEO and CFO, who have been replaced by Edgardo Volosín and Leandro Montero, respectively, both with an extensive experience in the company, the energy sector and financial and accounting matters.

Regarding the Generation segment, Pampa’s results were negatively affected by operating costs increases in similar scale to the rest of the segments. In this regard, and without considering Emdersa and Eden’s which were acquired in 2011, Pampa’s consolidated labor costs increased by 32% in 2011, while consolidated sales and administrative expenses increased by 31%.

The 2011 fiscal year began with an increase in the remuneration paid to generators, agreed with the regulatory authorities in November 2010 under the “Agreement for the administration of projects, increase in the thermal power plants availability and adjustment of the remuneration of Generators 2008-2011”, which was meant to cover recent years’ significant operational costs increases. Notwithstanding that Generation segment’s results include the increase in the remuneration related to said agreement, CAMMESA has stopped paying it on a regular basis and remain unpaid since July 2011, with a total credit for Pampa’s generators as of December 31, 2011 of approximately AR$90 million. Additionally, the agreement has been suspended by the Secretariat of Energy since January 2012. We have filed the corresponding claims against an action that put in risk generators’ capacity to afford their expected operational costs. Nevertheless, the letter that suspends the agreement stipulates that the Secretariat of Energy is studying new alternatives to achieve the same goal. Additionally, as of December 31, 2011 CAMMESA had unpaid balances of approximately AR$305 million related to the period 2008 – 2011.

Also, and as a part of the above mentioned agreement, on May 3, 2011 Central Térmica Piquirenda started its commercial operations, selling its electricity to CAMMESA through a contract under Resolution SE N°220.

Finally, regarding the expansion project in Central Térmica Loma de la Lata, it is worth mentioning that in February 2011, and still being the expansion of the power plant in hands of the contractor, an accident occurred at the construction site due to an operational error combined to a fault on the generation turbine’s initial design, all of which delayed the project start up. We do not expect the aforementioned circumstances to be recurrent and to imply any risks in the future operation of the plant. Due to that accident, we are currently working on the collection of the corresponding compensations from the insurance companies. We have also filed legal claims against the contractor (UTE Isolux-Tecna) in order to demand an integral compensation as the result of all the defaults committed by the contractor. We have been notified by the turbine’s manufacturer that they estimate that during 2013, after redesigned blade wheels are installed, the turbine will be able to function over the 175.6 MW of guaranteed installed capacity.

2011 Annual Report  |  5

In respect of the Transmission segment, in December 2010 and May 2011, the “Instrumental Agreements to the Letter of Understanding UNIREN” were signed with the Secretariat of Energy and the National Electricity Regulator which recognized the amounts owed to Transener and Transba due to higher operation costs during the period 2005-2010 for AR$574 million, of which AR$339 million are still pending collection. As of today, both companies have not been authorized to include the recognized increased costs in the current tariffs.

Finally, our objectives for 2012 are to continue negotiating with regulatory authorities in different alternatives to allow us to afford both expected rise in costs, and the increase in electricity demand in all the segments in which we operate. Also, we hope to contribute with the subsidy reduction program, for which we offer to help the Government with all of our IT capability.

We hope to obtain the approval of the antitrust authorities and the Secretariat of Commerce to restructure CIESA’s debt, so that said company ends the default process in which it has been engaged since 2002, and we can start deploying our efforts and resources in the development of TGS businesses, company controlled by CIESA.

In 2012 we will continue, as we have been achieving during last years, to improve our availability ratios and efficiency in all the segments in which we operate, keeping strict control over operation costs at a time in which we expect to face increases in electricity demand, following our strict safety and environmental policies.

Regarding Petrolera Pampa we expect to achieve new developments of reservoirs in owned areas, being worth mentioning the drilling of two exploratory wells in the Senillosa block where natural gas was found, and where we are operators. During 2012 we will move forward the deposit’s development plan with advanced studies. Moreover, we will continue with the production programs in association with Apache and Petrobras.

We hope 2012 to be a year full of challenges, but we have full trust in the human resources that we have to face them as well as the support from all of our suppliers, financial institutions and investors whom have always showed us with their continuum effort the trust they deposit in us.

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2.         Corporate Governance

In Pampa we believe that the best way of retaining and protecting our investors is to adopt and implement the best corporate governance practices which enable us to consolidate our company as one of the most transparent and reliable in the market.

To this end, we constantly work to incorporate these practices taking into account the international market trends and the local and international regulations in force which are applicable in terms of corporate governance.

For further information regarding this matter, please see Exhibit I to this Annual Report where we have included the Corporate Governance Report required by our Code of Corporate Governance (hereinafter, the “Code”) implemented pursuant to General Resolution No. 516/2007 of the National Securities Commission (hereinafter “CNV”).

2.1 |  Pampa’s Corporate Governance Structure

The Board of Directors

The power to adopt decisions in the Company is vested in the Board of Directors. The Board of Directors is composed of nine directors and seven alternate directors, of whom four directors and two alternate directors are independent with the meaning attributed to “independence” by the criteria laid down by CNV’s rules. All our directors are elected for a term of three years and can be successively reelected, except for our independent directors, who cannot be reelected for successive terms.

The directors who perform executive functions are entitled to a remuneration that must be approved by the Audit Committee, and they are required to sign exclusivity and non-competition agreements and to be holders of 45 million shares of the Company in order to exercise the warrants (“Warrants”) granted to them over the common stock of Pampa Energía S.A. These provisions are designed to ensure a strong alignment of interests of our management with those of the rest of Pampa’s shareholders.

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At present, the composition of Pampa’s Board of Directors is as follows:

Name	Position	Independence
Marcos Marcelo Mindlin	Chairman	Non Independent
Gustavo Mariani	Vice Chairman	Non Independent
Ricardo Alejandro Torres	Director	Non Independent
Damián Miguel Mindlin	Director	Non Independent
Diego Martín Salaverri	Director	Non Independent
Pablo Adrián Grigio Campana	Director	Independent
Diana Elena Mondino	Director	Independent
Pablo Ferrero	Director	Independent
Luis Andrés Caputo	Director	Independent
Pablo Díaz	Alternate Director	Non Independent
Alejandro Mindlin	Alternate Director	Non Independent
Roberto Luis Maestretti	Alternate Director	Non Independent
Brian Henderson	Alternate Director	Non Independent
Silvestre Hernán Bisquert	Alternate Director	Independent
Gabriel Cohen	Alternate Director	Non Independent
Carlos Tovagliari	Alternate Director	Independent

Executive Officers

The table below offers information concerning our executive officers:

Name	Position
Marcos Marcelo Mindlin	Chairman
Ricardo Alejandro Torres	Vice Chairman, Chief Executive Officer and Distribution Director
Damián Miguel Mindlin	Vice Chairman and Portfolio Director
Gustavo Mariani	Vice Chairman and Generation and Business Development Director
Roberto Luis Maestretti	Administrative and Finance Director
Gabriel Cohen	Corporate Finance Director
Horacio Jorge Tomás Turri	Oil and Gas Director

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Supervisory Committee

Pursuant to our by-laws, the supervision of Pampa shall be vested in a Supervisory Committee composed of three members and three alternate members appointed by our shareholders. The members of the Supervisory Committee must be lawyers or chartered accountants and serve for a term of three fiscal years.

The primary responsibility of the Supervisory Committee is to monitor the Board of Directors’ compliance with the Business Corporate Law, the by-laws, its regulations, if any, and the shareholders’ resolutions. In performing these functions, the Supervisory Committee does not control our operations or assess the merits of the decisions made by the directors.

The Supervisory Committee is composed by the following members:

Name	Position
José Daniel Abelovich	Statutory Auditor*
Walter Antonio Pardi	Statutory Auditor
Damián Burgio	Statutory Auditor
Marcelo Héctor Fuxman	Alternate Statutory Auditor
Germán Wetzler Malbrán	Alternate Statutory Auditor
Silvia Alejandra Rodríguez	Alternate Statutory Auditor

* Supervisory Committee Chairman.

Audit Committee

The Audit Committee’s charter provides that the Audit Committee shall be comprised of three members, all of whom must be independent in line with the independence criteria laid down by the CNV rules. The Audit Committee’s members must have professional experience in finance, accounting, law or management.

The Audit Committee is responsible for performing the duties set forth in the Public Offering Transparency Regulations, which include, without limitation, the following:

•           Overseeing the operation of both the Company’s internal controls and administrative and accounting system ensuring the reliability of the latter and of all the financial information or other significant matters submitted to the authorities in compliance with the various information regimes currently in place.

•           Advising the Board of Directors in connection with the nomination of the candidates to be appointed independent directors and serve in the Audit Committee.

•           Delivering an opinion about the proposal presented by the Board of Directors for the appointment of the external auditors to be hired by the Company and overseeing independence-related issues.

•           Reviewing external auditors’ plans, supervising and assessing their performance and rendering an opinion thereon at the time of the submittal and publication of the statutory annual financial statements.

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•           Reporting on the external audit fees and on any other service rendered by the audit firm as well as by other professional services firms in the field of audit, accounting, internal control systems and financial and administrative advisory services.

•           Monitoring the enforcement of the policies that govern the Company’s risk management information.

•           Providing the market with complete information concerning any transaction that may involve conflicts of interest with corporate governance members or controlling shareholders.

•           Approving transactions with related parties whenever statutory provisions so require, rendering a well-founded opinion and communicating it in compliance with the law whenever the possibility exists of a potential conflict of interest arising at Pampa.

•           Approving any remuneration proposal concerning Pampa’s directors.

•           Verifying compliance with any applicable rules of conduct.

At present, the composition of Pampa’s Audit Committee is as follows:

Name	Position
Diana Elena Mondino	Chairman
Pablo Adrián Grigio Campana	Member
Pablo Ferrero	Member

Committees

Pampa’s Board of Directors in turn hosts a Management Committee to deal with all those technical and administrative matters inherent in Pampa’s day-to-day management.

In addition, the Management Committee has other committees that report to it, including: (i) the Disclosure Committee, created in 2009, that is responsible for compiling, classifying and analyzing all the corporate information in order to determine which information is to be relayed to the market and how, in the terms and with the scope set forth by the local and/or foreign statutory provisions that apply to Pampa; (ii) the Ethics Committee, created in 2010 and entrusted with the mission of reviewing every case and adopting decisions concerning the actions to be implemented vis-à-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation; (iii) the Cash Flow Committee, created in 2009 with the purpose of reviewing, analyzing and following up Pampa’s cash flow; and (iv) the Finance Committee, created in 2009 to implement Pampa’s general investment and indebtedness guidelines as established by the Management Committee.

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2.2 |  Protection of Minority Shareholders

In relation to the protection of Pampa’s minority shareholders, Pampa’s by-laws contain significant safeguards, including:

•           Only one class of shares, carrying the same economic and voting rights.

•           Obligation to offer to all our shareholders the opportunity to sell their shares to any shareholder who acquires a 35% interest in the outstanding capital (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares in dollars during the 120-day period preceding the offer.

•           Obligation to offer to all the shareholders the opportunity to sell their shares to any shareholder who acquires a controlling interest (unless the acquirer already held or controlled such share percentage) at a price per share not lower than the value determined by a leading investment bank or at 135% of the value in dollars of any issue of shares made during the last 24 months or at 135% of the average listing price of the shares in dollars during the 120-day period preceding the offer or the highest price per share paid by the Offeror during the last two years.

•           Special majorities of up to 67% of the votes required for amending any clauses of the by-laws, such as those regarding the Tender Offer and the Audit Committee’s charter.

2.3 |  Corporate Governance Policies

Business Conduct Code – Ethics Hotline

The Company has a Business Conduct Code which lays down the ethical principles that are the pillars of the relationships between Pampa, its employees and suppliers, and provides means and instruments that ensure transparency in the handling of matters and issues that may affect the adequate management of Pampa.

Within the context of the various corporate governance policies adopted in the course of 2010, Pampa’s Management Committee approved the implementation of the Ethics Hotline as a channel to be solely used for reporting, in the strictest confidentiality, any presumed irregularity concerning the Business Conduct Code and/or violations thereof.

Code of Best Practices in Securities Trading

This Code has been prepared for the avoidance of “insider trading” practices by Pampa’s employees, that is, to prevent the use of material non-public information for gaining advantage for oneself or others either directly or indirectly.

This Code is to be observed company-wide at Pampa and its subsidiaries, including directors, members of the Supervisory Committee and the top-ranking management lines and it also extends to their families or the persons who live with them, as well as to certain Pampa suppliers.

Policies Concerning Transactions with Related Parties

All the transactions involving a substantial amount carried out by Pampa with any individual and/or legal entity who, according to the provisions of the regulations in force, is considered a “related party” shall be subject to a prior and specific authorization and control procedure which is implemented under the supervision of Pampa’s Department of Corporate Law and involves both Pampa’s Board of Directors and the Audit Committee (as applicable).

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Self-Assessment Questionnaire for the Board of Directors

Following the recommendations included in the Corporate Governance Code implemented under General Resolution No. 516/2007 issued by the CNV, in 2008 Pampa’s Board of Directors approved the implementation of a self-assessment questionnaire, which enables it to annually analyze and assess its own performance and management.

The Company’s Department of Corporate Law is responsible for the analysis and filing of the questionnaire, which is answered individually by each member of the Board of Directors, and, based on the results, it shall put forward to Pampa’s Board of Directors all the measures it deems appropriate in order to improve the performance of the Board of Directors’ duties.

Relevant Information Disclosure Policy

In the year 2009, Pampa’s Management Committee approved the Relevant Information Disclosure Policy in order to regulate the basic principles that guide the operation of the processes to be followed when publishing information relevant to Pampa in accordance with the regulatory requirements imposed by the securities markets where Pampa’s securities are traded or those in which Pampa is a registered issuer.

Previous Approval of External Auditors’ Services Policy

In the year 2009 Pampa’s Management Committee approved the Previous Approval of External Auditors’ Services Policy to provide an internal procedure for performing the Audit Committee’s duty to approve, in advance, the engagement of the External Auditor for the supply of any type of permitted service to Pampa or to any of its subsidiaries.

Fraudulent Practices Prevention Program

In accordance with the provisions under the Foreign Corrupt Act of the United States of America and as a supplement to its Code of Corporate Conduct, in 2010 Pampa implemented its Fraudulent Practices Prevention Program which lays down the responsibilities, functions and methodology relating to the prevention and detection of irregularities and fraudulent acts in Pampa and/or in any other company in the Pampa Group.

Anti-Money Laundering and Terrorist Financing Policy

In 2011, in accordance with the provisions of Law No. 25,246 on Concealment and Laundering of Assets Derived from Criminal Activity, as regulated and supplemented, and Resolution No. 3/11 issued by the Financial Information Unit, the Board of Directors of Pampa approved the Anti-Money Laundering and Terrorist Financing Policy whereby it established the institutional procedures for combating money laundering and terrorist financing.

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3.         Our Shareholders / Stock Price Development

As of December 31, 2011, Pampa’s outstanding stock capital consisted of 1,314,310,895 common shares of one peso par value per share. The following table contains information on the ownership of Pampa’s common shares as of such date:

Name	Number of Shares	Percentage of Capital
Management	298,680,195	22.7%
Others	1,015,630,700	77.3%
Total	1,314,310,895	100.0%

Note: it does not contemplate the warrants issued in favor of some of Pampa’s executives. “Management” includes the interests held by Pampa Holdings LLC, Dolphin Fund Management S.A., Marcos Marcelo Mindlin, Gustavo Mariani, and Ricardo Alejandro Torres.

Pampa is listed on the Buenos Aires Stock Exchange (“BCBA”) and it is amongst the highest weighting Argentine companies in the Merval index (6% since January 1, 2012). In addition, starting on October 9, 2009, it has an American Depositary Share program (1 ADS = 25 shares) admitted for listing in the New York Stock Exchange (“NYSE”).

Standard & Poor’s International Ratings LLC, Argentine Branch, maintained its “Global 2 Rating” assigned to Pampa’s shares, based on its “Regular” capacity to generate income and “High” liquidity. This rating allows Argentine institutional investors to hold shares of Pampa.

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The following chart shows the development of the price per share and traded volume in the BCBA from January 2006 to December 31, 2011:

* Price adjusted by preemptive subscription rights.

Source: Buenos Aires Stock Exchange.

Finally, the following chart shows the development of the price per ADS and traded volume in the NYSE from October 9, 2009 to December 31, 2011:

Source: The Bank of New York Mellon.

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4.          Macroeconomic Context

4.1 |  Economic Activity

In line with the positive trend experienced by the Argentine economy in 2010, official estimates for 2011 forecast an inter-annual GDP growth rate of approximately 9%. Consequently, the Argentine economy is still growing at a significant pace despite the European sovereign debt crisis that has decelerated global growth.

In local terms, one of the major factors that contributed to the economic activity’s growth was financial services, followed by trade, the manufacturing industry and construction.

4.2 |  Variation in Prices

According to the Argentine Institute of Statistics and Surveys (“INDEC”), in 2011 the General Level of the Consumer Price Index accumulated a 9.5% rise. The Apparel sector was the one that increased the most during the year, as it rose 21.2% with respect to 2010. On the other hand, education recorded a 12.5% increase in the first half of the year, although it decelerated during the second half. Other sectors that impacted on the price index were medical care services and expenses and recreation. Nevertheless, without considering the new acquisitions of Emdersa and Eden, Pampa Energía’s consolidated labor costs rose by approximately 32% in 2011, compared to the same period a year earlier, whilst other consolidated selling and administrative expenses (excluding labor costs) increased 31% in the same period.

4.3 |  Fiscal Situation

By the end of 2011, Argentina’s tax revenues had risen by 31.8% compared to 2010, totaling AR$540,134 million. This improvement in the fiscal situation is attributable mainly to an increase of AR$34,100 million from the social security system, AR$32,000 million from VAT, AR$38,000 million from income tax, and AR$20,700 million from employer contributions. The main reasons for the increase are an intensely dynamic domestic consumption and the rise in taxable aggregate salaries.

In turn, fiscal accounts show a primary surplus for the Argentine public sector of approximately AR$4,920 million. In addition, after the payment of interest on the sovereign debt, the year 2011 will register a financial deficit of around AR$30,663 million.

4.4 |  Financial System

In Argentina, the international financial crisis once more met with a financial system that solidly endured the global volatility triggered by the European sovereign debt crisis.

As to the foreign exchange market, the United States Dollar / Argentine Peso exchange rate at the close of the year was US$1 = AR$4.30, indicative of a year-on-year accumulation of an 8.2% increase.

The Central Bank’s stock of reserves went down from US$52,145 million in December 2010 to US$46,376 million at the end of 2011, a fall of US$5,769 million. However, since late November the Central Bank has again been a net buyer of U.S. dollars, managing to increase its deposits and offsetting the fall resulting from the repayment of sovereign debt denominated in foreign currency.

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4.5 |  Trade Balance

According to INDEC data, 2011 exports increased by 23%, reaching US$84,269 million, while imports grew 31% to US$73,922 million, leading to a fall in the trade balance surplus of 14.8% compared to 2010.

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5.         The Argentine Electricity Market

5.1 |  Generation

Demand of Electricity

During 2011, the demand for electricity continued the same trend as the last five years, recording a 5.1% growth as compared to 2010, with the respective demands being 116,419 GWh and 110,767 GWh for 2011 and 2010.

The following chart provides a breakdown of the demand for electricity in 2011 by type of customer:

Electricity Demand by Customer Type

100% = 116,419 GWh

Source: CAMMESA and Pampa Energía’s own analysis.

In turn, a new 21,564 MW record of capacity load was registered on August 1, 2011.

Peak Capacity Records

	Summer 2008	Winter 2008	Summer 2009	Winter 2009	Summer 2010	Winter 2010	Summer 2011	Winter 2011
Capacity (MW)	17,930	19,126	18,596	19,566	19,370	20,843	20,913	21,564
Date	02/20/2008	06/23/2008	02/19/2009	07/24/2009	01/29/2010	08/03/2010	03/10/2011	08/01/2011
Temperature (°C)	28.1	8.4	29.2	5.1	34.0	1.6	31.4	3.5
Time	10:01 PM	7:37 PM	10:00 PM	7:59 PM	2:52 PM	7:45 PM	8:31 PM	8:18 PM

Source: CAMMESA.

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Supply of Electricity

Similarly to what happened with the demand for electricity, 2011 registered a 4.7% increase in the generation of electricity, with a volume which was 118,049 GWh and 112,721 GWh for the years 2011 and 2010, respectively.

Thermal generation continued to be the main resource to supply demand as it contributed 73,451 GWh (62%), followed by hydroelectric generation net of pumping, which contributed 38,693 GWh (33%), nuclear generation, which stood for 5,892 GWh (5%), and photovoltaic and wind generation, which contributed 13.1 GWh. There were also imports for 2,412 GWh (2.6% higher than in 2010), exports for 275 GWh (24% lower than in 2010) and losses for 3,768 GWh (4.5% lower than in 2010).

Hydroelectric generation was similar to that recorded in 2010 (2.5% lower). In this way, thermal generation continued to be the main source for the supply of electricity, fueled by both natural gas and liquid fuels (gas oil and fuel oil), and mineral coal mainly during the winter months.

The following chart illustrates electricity generation by type of source (thermal, hydroelectric, nuclear and renewable):

Electricity Generation by Type of Station

2005 - 2011

Source: CAMMESA.

Note: includes WEM and PSWEM. Hydroelectric generation is considered net of pumping.t

During 2011 generation facilities experienced an increase in installed capacity of 1,299 MW compared to the previous year, reaching a total of 29,443 MW. New capacity additions are mainly attributed to the rise in Yacyretá’s reservoir water level to 83 meters above sea level (450 MW) and the commercial commissioning of Loma de la Lata’s combined cycle (165 MW).

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The following chart details the additions of new units during 2011:

Month	Company	Type	Location	Capacity (MW)
January	Enarsa	Diesel	La Rioja	10
		Diesel	Corrientes	20
		Diesel	Córdoba	10
		Diesel	Buenos Aires	10
		Diesel	Buenos Aires	23.5
		Diesel	Buenos Aires	13
February	Enarsa	Diesel	Corrientes	6
	Yacyretá	Hydro	Misiones	450
March	Enarsa	Diesel	Córdoba	5.4
		Diesel	Entre Ríos	2.6
		Diesel	Corrientes	1.5
April	Gemsa	Hydro	Mendoza	6.5
		Hydro	Mendoza	6.6
	CEMPPSA	Hydro	Mendoza	54.6
	EJESA	Hydro	Jujuy	7
	Enarsa	Gas turbine	Buenos Aires	23.4
		Diesel	Buenos Aires	10
		Diesel	La Pampa	15
May	Pampa Energía (C. T. Piquirenda)	Gas motor	Salta	30.4
	Enarsa	Diesel	La Rioja	10
		Diesel	Corrientes	9.4
		Diesel	Misiones	15
June	Petrobras	Steam turbine	Buenos Aires	7
	Enarsa	Gas turbine	Buenos Aires	49.8
		Diesel	Buenos Aires	15
		Diesel	La Pampa	9
July	Province of Buenos Aires	Gas turbine	Buenos Aires	80
	Enarsa	Diesel	Buenos Aires	2.4
		Diesel	La Pampa	1.5
September	Enarsa	Diesel	Santiago del Estero	11.5
		Diesel	Corrientes	1.1
		Diesel	Entre Ríos	5
		Diesel	Buenos Aires	5
October	Medanito	Diesel	Neuquén	7
November	Pampa Energía (C. T. Loma de la Lata)	Combined cycle	Neuquén	165
	Albanesi	Gas turbine	Tucumán	88
	Enarsa	Diesel	Salta	15
		Diesel	Buenos Aires	15.4
December	Gecor	Gas turbine	Córdoba	26
	Albanesi	Gas turbine	Tucumán	12
	SIEYE	Hydro	San Juan	0.1
	EPSE	Photovoltaic	San Juan	1
	Province of Chubut	Eolic	Chubut	6.3
	SAPEM	Eolic	La Rioja	2
	Enarsa	Diesel	Buenos Aires	2.3
		Diesel	Entre Ríos	5
		Diesel	Catamarca	7
		Diesel	Río Negro	20
Total				1,299

Source: CAMMESA and Pampa Energía’s analysis.

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Finally, the following chart illustrates the structure of Argentina’s installed capacity as of December 31, 2011:

Argentina’s Installed Capacity

100% = 29.4 GW

Source: CAMMESA.

The Price of Electricity

During this year, the authorities responsible for the energy sector have continued with the policy adopted in 2003 and consisting in having the spot price at the Wholesale Electricity Market (“WEM”) determined on the basis of the maximum variable production costs recognized to power stations that are either fed with gas or available with natural gas, even if these cannot avail themselves of gas (Resolution SE No. 240/03). Therefore, this price, as recognized, does not stem from the application of the marginal cost of the least efficient power plant dispatched. Rather, the assumption used is that gas is freely available and therefore, the spot price determined is equal to the marginal cost of the last gas-fed power station dispatched, even if it does not have gas availability. Therefore, when the least efficient power plant that has been dispatched is, for example, fuel-oil-fed, its cut-off price is not determined as the spot price, rather, what is recognized as the WEM spot price is the cost that would have resulted if natural gas had been used instead and the additional cost incurred when using liquid fuels is recognized outside the determined WEM price, as a temporary dispatch surcharge.

When it comes to the supply of fuels for electricity generation, the authorities have resorted to a number of procurement mechanisms, including an Agreement with the principal electricity generators, which provide that natural gas volumes will be managed by CAMMESA with a view to optimizing natural gas consumption in the most efficient generation units. This mechanism was extended to new generation units capable of contracting Gas Plus. The measure became also applicable to contracts for liquefied natural gas and its re-gasification and natural gas imported from Bolivia. All this notwithstanding, the supply of natural gas continued to be insufficient to meet the needs of electricity generation, which explains why electricity generation had to continue relying on the consumption of liquid fuels so as to meet the growing demand.

In this respect, the consumption of natural gas for 2011 was higher (+8.3%) than in the previous year (12.6 million cubic meters). However, this increase was not sufficient for decreasing liquid fuel consumption intended for generation. Gas oil consumption was 21% higher than that recorded in 2010 (2,022,459 m3). Likewise, fuel oil consumption was 13% higher than in the previous year (2,561,088 ton) while mineral coal consumption remained almost unchanged (944,916 ton).

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In relation to the amounts paid for generation capacity, the regulatory framework currently in force continues to be the same as enacted in January 2002 which limits the establishment of the short-term marginal cost at AR$120 per MWh.

Additionally, the amount paid for the energy generated with fuel oil bought by the generators was subject to the same regulatory framework applied in 2008, recognizing the price paid for purchasing fuel oil and adding a further 10% as financial and administrative charges with a maximum regulated price of US$60.5 per barrel. As a result of restrains in deliveries of fuel from local sources, on April 20, 2011 the SE approved the recognition of higher costs for domestic fuel oil. The highest regulated price for fuel oil produced by refineries using their own crude oil is US$62 FOB per barrel, and concerning the fuel oil produced with non-proprietary crude oil, the value to be recognized will be the lower between the Escalante Crude Oil price for the month of delivery in the domestic market, as published by the SE, plus US$16.50 FOB per barrel, and the average price of fuel oil No. 6 New York Platts for the month immediately preceding the month of delivery less a differential of US$2.50 per barrel (see “Recognition of Fuel Oil Costs” in this Annual Report).

The Performance of Prices in the WEM

The following chart illustrates the monthly average price of electricity paid to electricity generation companies:

Monthly Mean Price of Electricity in the Spot Market

Source: CAMMESA.

As a comparison, the following chart shows the monthly average price that all the users of the electrical system should have to pay for the system to at least break even. Said cost includes, in addition to the price of energy, the charges for power, the actual cost of generation based on liquid fuels such as fuel oil or gas oil and other minor components.

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Monthly Mean Monomic Cost

Source: CAMMESA. It includes charges for excess demand, imports from Brazil and WEM supply contracts.

New Scheme for Recognizing Costs and Remuneration

On November 25, 2010, the Argentine Secretariat of Energy (“SE”) and representatives from several companies of the electricity generation sector1, including Pampa Energía, signed the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008-2011 Remuneration due to Generation”.

This Agreement seeks to continue with the adaptation of the Wholesale Electricity Market (“WEM”), enable the incorporation of new generation to meet the increased demand for energy and capacity in the WEM, determine a mechanism to pay the generators’ Sales Settlement with Maturity Dates To Be Determined (“LVFVD” as per the initials in Spanish) representative of the generators’ claims spanning the period that began on January 1, 2008 and ends on December 31, 2011, and finally, to define how to recognize the global remuneration due to Generators.

With a view to increasing the WEM’s installed capacity, there are plans to analyze generation projects whose execution will be financed with the funds raised through the “Temporary Fee towards the Formation of the 2008-2011 Agreement Fund” that the SE is expected to implement and through the total repayment of the contributions paid in conformity with the “Final Agreement for Managing and Operating the Projects for Readapting the WEM as per Resolution SE No. 1,427/04” Section 4, Sub-section d), Paragraph 2. The generators will be in charge of constructing those projects based on the availability of the relevant funding.

Along these lines, it is to be noted that on January 13, 2011, the SE issued its Resolution No. 3/2011 whereby it established a 120-month extension as from January 1, 2011, in the temporary enforcement of the AR$3.60 per MWh fee established by Resolution SE No. 1,866 dated November 29, 2005, subject to the approval by the Ministry of Federal Planning, Public Investment and Utilities.

1 In addition to Pampa Energía, there were representatives from the following conglomerates: AES Argentina, SADESA, Endesa Costanera, Central Dock Sud, Grupo Albanesi, Petrobras Argentina, Hidroeléctrica Chocón, Centrales de la Costa Atlántica, Hidroeléctrica Futaleufú and Energía del Sur S.A.

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To proceed with the repayment of the generators’ LVFVD representative of the generators’ claims spanning the period that began on January 1, 2008 and ends on December 31, 2011, it has been agreed that they will be paid through a Supply Agreement in the framework of Resolution SE No. 220/07 to be signed by the new generation power plants constructed as previously described.

The interest stipulated in Section 3 of Resolution SE No. 406/03 will be added to the LVFVDs that the Generators include under the Agreement and they will be converted into US Dollars at the exchange rate prevailing on the date of execution of the Agreement. The amount resulting from this calculation will then accrue an annual interest rate equivalent to the LIBOR at 30 days plus 5% as from the execution of the Agreement.

The amounts due on the LVFVD will be reimbursed in 120 monthly, equal and consecutive installments as from the commercial commissioning of the projects constructed in the framework of the Agreement through the above-mentioned supply agreements.

Regarding the remuneration payable to the Generators who are parties to the Agreement pending recognition, an increase was given in the remuneration for capacity made available – the values range from AR$30 per MW-hour to AR$42 per MW-hour of remunerated capacity according to the relevant technology (Gas Turbine, Steam Turbine or Combined Cycle) - in so far as the availability is equal to or higher than the Target Availability. Therefore, if the Target Availability were delivered, the remuneration for the capacity made available at Central Piedra Buena would be AR$35 per MW-hour of remunerated capacity, at Central Térmica Güemes it would be AR$38.5 per MW-hour of remunerated capacity and at Central Térmica Loma de la Lata it would be AR$35 per MW-hour of remunerated capacity.

In addition, it has been agreed that Generators will be granted an increase in the maximum values recognized in relation to the thermal equipment as “maintenance and fuel costs”2, for the months in which the average availability exceeded the Target Availability. These values will be treated as “Temporary Dispatch Cost Overruns” and will not be taken into consideration in determining Dispatch Variable Production Costs. Neither will they take part in the calculation of the Spot Price.

Let us emphasize that both the increase in the remuneration for capacity and the recognition of the additional “maintenance and fuel costs” come into force as from the execution of the Agreement, dated November 25, 2010. However, on February 3, 2011, through its Note No. 924, the SE instructed CAMMESA to consider the remuneration items stipulated in the Agreement as LVFVD in the WEM’s monetary transactions until the execution of the supplementary addenda.

As a consequence of the Agreement, the claims held by Hidroeléctrica Los Nihuiles S.A. (“HINISA”), a Pampa Energía S.A. subsidiary, which were a part of the amounts paid as mandated by Resolution 406/03, Sub-section c) prior to the Agreement, will now be treated as a part of the amounts paid as mandated by Resolution 406/03, Section 4, Sub-section e). Therefore, the order of priority for payment of such claims has changed in favor of HINISA: as from the modification, HINISA’s claims will be paid together with the variable production costs.

Pursuant to Section 8 of the Agreement, its implementation requires the execution of various supplementary agreements. In this regard, on April 1, 2011, the subsidiaries of Pampa Energía S.A. ―Central Piedra Buena S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., Hidroeléctrica Diamante, S.A. and Hidroeléctrica Los Nihuiles S.A. (“Pampa’s Generators”) ― signed the “Agreement for Increasing Thermal Generation Availability” (the “Supplementary Agreement”) with the SE.

Under the Supplementary Agreement, Pampa’s Generators take the obligation to build a new generation facility with a total installed capacity of 45 MW. The project is divided into two stages: the first one involves an installed capacity of 30 MW (Central Térmica Piquirenda), and the second one, the remaining 15 MW.

2 When generation relies on liquid fuels, AR$8/MWh will be added, whilst natural gas-powered generation shall be recognized an increase of AR$4/MWh. Prior to the execution of the Agreement, the maximum amount recognized in favor of generation with liquid fuels was AR$12.96/MWh and in favor of natural-gas fed generation it used to range from AR$7.96/MWh to AR$10.81/MWh according to the type of technology and the relevant power.

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Moreover, the SE instructs CAMMESA to pay to Pampa’s Generators the LVFVDs accrued from January 1, 2008 to December 31, 2011 which are not included under any contract under the scope of the mechanism set forth in Resolution SE No. 724/08, for up to 30% of the amount invested in the project. The first stage of the project was completed as and when due according to the original schedule.

On January 24, 2012, the SE sent Note No. 495 to CAMMESA whereby it instructed it not to enforce, until further instructions were received, the clauses of the Agreement that established the remuneration payable for Capacity Made Available and the higher Operating and Maintenance charge effective as from its execution. As such instruction implies a violation of the commitments undertaken by the SE, the Company is analyzing the administrative and judicial courses of action to follow for safeguarding its interests. It should be noted that the above mentioned Note also states that the SE itself is assessing different analysis aimed at encouraging and/or ensuring generation availability.

Recognition of Fuel Oil Costs

Under Note No. 483/08, the SE instructed CAMMESA that concerning the generators’ purchases of fuel oil from domestic sources intended for electricity generation, effective from April 24, 2008, generators should be recognized a maximum price of US$60.50 per barrel, plus 10% as administrative expenses, and well as freight costs.

Subsequently, due to the significant changes experienced in the prices of crude oil and its derivatives in the international fuel market, in October 2008, the SE issued Note No. 1,381/08 whereby it instructed CAMMESA to recognize, effective from November 1, 2008, to those Generators that purchase fuel oil with their own resources, a weekly price that results from considering the average of the ten quotations (according to the Platts Base benchmark quotation defined in the resolution) immediately preceding the calculation cut-off date, less a differential of US$2.50 FOB La Plata per barrel, plus 10% of the fuel’s total cost of purchase as administrative and financial expenses, as well as freight costs.

As a result of the smaller deliveries of locally-sourced fuel, on April 20, 2011, under Note No. 300 the SE approved the recognition of higher costs for domestic fuel oil. In the case of fuel oil produced using proprietary crude oil, the SE recognizes to Generators a price of US$62 FOB per barrel from each refinery. Concerning the fuel oil produced using non-proprietary crude oil, the SE will recognize the lower of: (i) the Escalante Crude Oil price for the month of delivery in the domestic market, as published by the SE, plus US$16.50 FOB per barrel; and (ii) the average price of fuel oil No. 6 New York Platts for the month immediately preceding the month of delivery, less a differential of US$2.50 per barrel.

In the above mentioned Note it is made clear that concerning the purchases of fuel oil made by Generators from producers whose plans have been approved, Generators will be acknowledged the fuel oil’s purchase price plus 10% of the benchmark price set forth in SE Note No. 1,381/08, plus the highest freight cost recognized by CAMMESA from the port of reference (La Plata).

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Procedure for Dispatching Natural Gas Intended for Electricity Generation

On October 7, 2009, under Note No. 6,866, the SE instructed CAMMESA to call the WEM’s thermal generators for them to express their formal decision to adhere to the “Procedure for Dispatching Natural Gas Intended for Electricity Generation” (the “Procedure”).

The Procedure basically consists in consenting that, in the event of operating constraints in the natural gas system, CAMMESA disposes the natural gas and transportation volumes available to generators, so as to maximize thermal supply in the electricity generation sector. In exchange for such voluntary assignment of natural gas and transportation volumes, generators will collect the higher value that results from the positive difference between the determined Spot Price and the Variable Production Cost (“VPC”) with natural gas recognized by CAMMESA, plus US$2.50 per MWh, during the agreement’s effective term.

The Procedure’s original term comprised the winter seasons of 2009 to 2011. However, following CAMMESA’s successive calls on Generators, instructions were imparted for extending the Procedure’s effective term until December 2012 (SE Note No. 8,692).

On November 16, 2010, under Notes No. 7,584 and 7,585, the SE instructed CAMMESA to broaden the scope of application of the Procedure and required the WEM’s thermal generators with agreements in the Forward Market and/or natural gas supply agreements under the Gas Plus Program, to assign their natural gas volumes to CAMMESA. Such agreements in the Forward Market and/or under the scope of Resolution SE No. 220/07 are not affected by the instructions imparted under the referred notes. To the extent that the SE considers the supply to be valid and CAMMESA effectively uses the above mentioned mechanism and allocates the assigned volumes to a different generator, such practice would not adversely affect the remuneration for capacity, the recognition of fuel costs and related surcharges under Schedule 33 of CAMMESA’s Proceedings, or the amounts set forth in subsection c), Section 4 of Resolution SE No. 406/03, compared to those otherwise allocable to the assignor generator.

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5.2 |  Transmission

Development of the High-Voltage Transmission System

The following chart shows the cumulative growth in transforming capacity and the cumulative growth in the number of kilometers of the high-voltage transmission system lines, in contrast to the percentage cumulative growth in peak load since 1992.

Transmission System Performance

Accumulated Growth (in %)

Source: Transener and CAMMESA.

As illustrated in the previous chart, the High-Voltage Transmission System has grown significantly since 2005, mainly due to the implementation of the 500 kV Transmission Federal Plan. The implementation of the Federal Plan has endowed Argentina’s National Interconnected System with increased stability and improved conditions for meeting the rising demand.

Transener’s Tariff Situation

The Public Emergency and Foreign-Exchange System Reform Law (Law No. 25,561) mandated that public utilities such as Transener and its controlled company, Transba, were under a duty to renegotiate their existing agreements with the Argentine Government whilst continuing with the supply of the electricity utility. This situation has materially affected Transener and Transba’s economic and financial condition.

Therefore, in May 2005 Transener and Transba signed with the Public Utility Contract Renegotiation and Analysis Unit (“UNIREN”) the Memorandum of Understanding that lay down the terms and conditions for the adjustment of the Concession Agreements, which were ratified on November 28, 2005 by the Decrees of the Executive Branch No. 1,462/05 and 1,460/05, respectively.

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According to the provisions agreed in the Memorandum of Understanding, i) a Full Tariff Review (“FTR”) was expected to be conducted with the ENRE to determine a new tariff regime for Transener and Transba which was supposedly coming into force in February and May 2006, respectively, and ii) any increases in the operations costs incurred until the coming into force of the tariff regime resulting from said FTR were to be recognized.

Therefore, since December 2006, Transener has been communicating to the ENRE the need for regularizing compliance with the provisions agreed in the Memorandum of Understanding, expressing the ENRE’s failure to fulfill the commitments stipulated in the Memorandum of Understanding, the grave situation caused by said breaches, as well as the availability to continue with the FTR process, to the extent the remaining duties assumed by the Parties are complied with and a resolution is passed to implement the new regime arising from the FTR process. In turn, Transba filed before the ENRE similar demands to those filed by Transener with the adaptations regarding the terms and investments to be committed, based on Transba’s Memorandum of Understanding.

The Secretariat of Energy issued resolutions SE No. 869/08 and 870/08 on July 30, 2008 thereby extending the contractual transition period for Transener and Transba, respectively, until the effective coming into force of the Tariff Scheme resulting from the FTR, and simultaneously fixing said effective date as February 2009.

In this sense, Transener and Transba filed their respective tariff claims pursuant to the provisions of the respective Memorandum of Understanding and Section 45 and related provisions of Law 24,065, for purposes of their treatment, discussing them in a Public Hearing and defining the new tariff scheme. The above notwithstanding, as of December 31, 2011 the ENRE had not yet called the Public Hearing or treated the tariff claims requested by Transener and Transba under the scope of the FTR.

Besides, and because of the increase in labor and operating costs which have been climbing up since 2004, Transener and Transba have continued furnishing the ENRE with quarterly statements of the variations in the costs effectively incurred together with the respective claims to the ENRE so that in conformity with the clauses stipulated in that respect in the Memorandum of Understanding, ENRE should re-adjust the regulated revenues to be earned by Transener and Transba.

Therefore, Transener and Transba unsuccessfully demanded that ENRE should adopt all the administrative decisions required to have the tariff recognize all the cost increases occurred after the execution of the Memorandum of Understanding, resulting in the filing of legal actions.

It must be highlighted that UNIREN stated in a note that the cost monitoring mechanism and the service quality system were to be in force up and until the FTR of Transener and Transba, respectively, came fully into force and that the delay in defining such process cannot be attributed to the Concessionaires and that the delay could not harm their rights.

Finally, on December 21, 2010, an Instrumental Agreement, supplementary to the Memorandum of Understanding signed with the UNIREN was reached with the SE and the ENRE. The Instrumental Agreement stipulates:

•           The recognition of Transener and Transba’s rights to collect the amounts resulting from cost variations during the period of June 2005 – November 2010, calculated on the basis of the cost variation index set forth in the Memorandum of Understanding (“CVI”);

•           The cancellation of the financing received from CAMMESA by virtue of Resolution SE 146/02;

•           A mechanism for the cancellation of pending balances;

•           The recognition of an additional amount to be received through CAMMESA for investments in the transmission system, for the amount of AR$34.0 million for Transener and AR$18.4 million for Transba;

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•           A procedure for updating and paying the variations in costs that arise, following the sequence of semesters previously elapsed from December 1, 2010 to December 31, 2011;

•           The abandonment of the actions instituted for the protection of constitutional rights on grounds of arrears, requesting the recognition of the higher costs and the call to a public hearing for implementing the FTR.

CAMMESA estimated the amounts due to Transener and Transba for the variations in costs sustained in the period June 2005 through November 2010. As of January 17, 2011, (the date when the figures were adjusted), such amounts are as follows:

Connection and capacity differences (In AR$ million)	Transba	Transener	Total
Principal	75.9	189.3	265.2
Interests	43.2	104.8	148.0
Total	119.1	294.1	413.2

The results arising from the recognition of the variations in costs by the SE and the ENRE have been registered to the amounts collected as of the aforementioned date, through the financing from CAMMESA. Thus, in 2011 it was recognized the amount of AR$27.6 million as sales income and so was financial interest in the amount of AR$31.7 million.

On May 2, 2011, Transener and Transba signed new addenda with CAMMESA, which contemplated the extensions to the loan agreements and established:

i)       The settlement of the sums received on January 17, 2011 by Transener and Transba under the loans granted within the framework of the financing agreements dated on May 12, 2009;

ii)      To grant a new loan to Transener and Transba for AR$289.7 million and AR$134.1 million, respectively, corresponding to the balance in favor of the receivables recognized by the SE and the ENRE as cost variations from June 2005 to November 2010; and

iii)     The collateral assignment of the receivables recognized as higher costs as of November 30, 2010 under the Instrumental Agreement, so as to settle the amounts to be received by application of the new signed extensions.

It is worth to mention that the proceeds of the new loans will be used for operating and maintenance purposes and to fund the investment plan for 2011, and will be disbursed by means of partial payments based on CAMMESA’s availability of funds, as instructed by the SE. However, the above mentioned commitments are not being fully complied, since as of December 31, 2011 the amounts received from CAMMESA did not reach 21% of the amounts receivable for variations in costs from June 2005 to November 2010, and no amounts whatsoever are being received in from the remuneration adjustment that should have been applied from December 1, 2010. CAMMESA continued to pay Transener’s and Transba’s remuneration for the electricity transmission public service according to the amount set forth in Resolutions ENRE No. 328/08 and 327/08, rather than those contemplated under the Instrumental Agreement as cost adjustment, as reported by the ENRE to the SE under Note No. 99,868 dated on June 21, 2011, in accordance with the provisions of Section one, subsection b) of the Instrumental Agreement. Therefore, payment of the remuneration adjustment as from December 1, 2010, the receivables generated under this heading and interest accrued to the effective date of payment, are still outstanding. Such amounts should be included in further addenda to be entered into with CAMMESA.

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Due to the above mentioned delay, a request has been made to the SE to take the actions required for regularizing the disbursements contemplated under the addenda to the Loan and Collateral Assignment Agreements and honoring such disbursements within the term set forth in the Instrumental Agreements, and to instruct CAMMESA to extend the Loan and Collateral Assignment Agreements to consider the amounts arising from the calculations made by the ENRE as from the semester started in December 2010.

As of December 31, 2011, the disbursements received under this financing were AR$235.4 million, AR$224.6 million of which constitute principal and AR$10.8 million to accrued interest. After December 31, 2011, disbursements for AR$9.0 million have been received.

5.3 |  Distribution

Edenor’s Tariff Situation

Law No. 25,561, the so-called “Economic Emergency Law” enacted on January 6, 2002, continued to be in force in 2011. It was pursuant to this law that all the clauses for adjustment in US Dollars and the indexation clauses stipulated in Edenor’s Concession Agreement were rendered ineffective.

On May 26, 2011, Edenor filed a request to the ENRE for an approval in order to apply the MMC10 as per the Exhibit I to the Memorandum of Understanding corresponding to the period November 2010 - April 2011, for a value of 6.104%, which should have been applied as from May 1, 2011.

In 2011, pursuant to its Resolution No. 421/10, the ENRE resolved that Edenor should apply the same two tariff schemes applied in June and July 2009 and 2010, as it was in August and September 2009 and 2010, to the same periods of 2011. These tariff schemes were those applied under Resolution ENRE No. 433/09, Exhibits I and IV. The enforcement of these schemes aimed to mitigate the impact on the bills to be sent to residential customers with bi-monthly consumption in excess of 1,000 kWh in view of the increase in electricity consumption verified in winter. All the invoices continued to itemize the variable charge in order to identify the amounts subsidized by the Argentine Government and those not subsidized. Besides, these tariff schemes brought about, within their effective periods, changes in the values of the surcharges to be imposed within the PUREE. On October 1, 2011, the tariff scheme of October 2008 under Resolution ENRE No. 628/08 was reinstated. The variable charge of all invoices continues to be broken down into amounts subsidized and non-subsidized by the Argentine Government.

On November 7, under Resolution SE No. 1,301/11, in connection with the WEM’s final seasonal programming for the period of November 2011 - April 2012, it was resolved to apply a new unsubsidized tariff schedule to non-residential clients engaged in certain business activities, who will pay a mean monomic price of AR$320 per MWh as from December 2011.

Under Note No. 8,752/11 dated November 15, 2011, the SE ordered that any increases in the tariffs payable by final users to electricity distributors and/or suppliers of electricity distribution public services as compared to the tariff amounts applicable as of November 2011, should be regarded as forming part of the wholesale purchase cost paid by the electricity distributor and/or supplier of electricity distribution public services.

On November 24, through the joint resolution No. 218 from the Deputy Secretariat of Management Coordination and Control which belongs to the Federal Planning Ministry, and No. 799 from the Deputy Secretariat of Budget, which belongs to the Ministry of Public Finance and Economy’s Secretariat of Treasury, eliminated the subsidies on the electricity services paid by residential users domiciled in the areas of Puerto Madero, Barrio Parque, Estate Country Clubs, Gated Neighborhoods, Gated Ranch Communities and Gated Farm Communities as from January 1, 2012. Subsequently, on December 2, 2011, the elimination of subsidies was broadened so as to include residential users domiciled in tower buildings featuring amenities. In addition, the subsidies on governmental offices owned by the City of Buenos Aires’ Government and the licensee company of the City of Buenos Aires’ highway network, were also eliminated.

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On December 5, 2011, Resolution SE No. 1,537/11 was issued, implementing the Voluntary Subsidy Resignation Form, the Affidavit Subsidy Waiver Form, the form of Note of completion of Resignation proceedings and the specimen for services’ bill.

On December 19, 2011, Edenor submitted to the ENRE a request for approval for enforcing the MMC11 as per Exhibit I to the Memorandum of Understanding corresponding to the period May 2011-October 2011 for a value of 7.721%, which should come into force as from November 1, 2011.

None of the changes related to the elimination of subsidies has changed Edenor’s Distribution Added Value (“DAV”).

Edenor’s Residential Tariff: Positioning within the International Market

Consumption: 275 KWh per month

Note: Edenor’s tariffs are at December 2011. These values include all taxes. The exchange rate used is AR$4.30/US$1.

Source: Edenor.

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Edenor’s Industrial Tariff: Positioning within the International Market

Consumption: 1,095 MWh per month - Peak Load: 2.5 MW at Medium Voltage

Note: Edenor’s tariffs are at December 2011. These values include taxes except VAT. The exchange rate used is AR$4.30/US$1.

Source: Edenor.

Tariff Situation of Empresa Distribuidora de Energía Norte S.A. (“Eden”)

In October 2005, Eden subscribed a Memorandum of Understanding with the Ministry of Infrastructure and Public Services of the Province of Buenos Aires for renegotiating the concession agreement, which was approved by a Provincial Executive Decree in November 2005. Therefore, Eden obtained an 8.5% tariff increase applicable from August 2005 and 3.1% in January 2007, the latter to reflect the variation of costs.

In August 2008, a new decree was published which increased the average tariff by 21.6% to reflect the variation of costs. In April 2010, Eden received a further tariff increase of 24% applicable in three stages throughout 2010.

On June 8, 2011, under Resolution No. 415/11 of the Ministry of Infrastructure of the Province of Buenos Aires, Eden was granted a 9% tariff increase to reflect the variation of costs.

During 2011, Eden continued to file reports on increases in the Operating Cost Model and the valuation of the assets made available for the service supply, in accordance with the provisions of the Memorandum of Understanding. The latest filing was made in November and included the costs as of June 2011.

Under Note No. 8,752/11 dated November 15, 2011, the SE ordered that any increases in the tariffs payable by final users to electricity distributors and/or suppliers of electricity distribution public services as compared to the tariff amounts applicable as of November 2011, should be regarded as forming part of the wholesale purchase cost paid by the electricity distributor and/or supplier of electricity distribution public services.

On December 7, 2011, Resolution No. 1,068/11 of the Ministry of Infrastructure of the Province of Buenos Aires established the Tariff Scheme applicable as from December 1, 2011, which arises from the Seasonal Prices defined within the Resolution SE No. 1,301/11. This resolution establishes a new unsubsidized tariff scheme for non-residential customers engaged in certain business activities, who will pay a mean monomic price of AR$320 per MWh. The initial customer base falling under the scope of the elimination of subsidies was defined in Exhibit II to such resolution, and was later extended and modified under SE Notes No. 916/11, 917/11 and 953/11.

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Emdersa’s Tariff Situation

Empresa Distribuidora de Electricidad de La Rioja S.A. (“Edelar”)

In order to invoice the supplied services, Edelar must follow the Tariff Scheme set forth in the Concession Agreement, which must be revised every five years so as to adjust rates in consistence with the reality of the period for which they will apply. The first tariff review was made in 2000 and the second one was concluded in 2008 and became applicable in the month of November.

Since there were increases in the distributor’s costs that exceeded the conditions agreed, in December 2009 Edelar filed the documents evidencing its higher costs. In this way, the distributor obtained the regulatory authority’s validation of such increase and subsequent determination of new tariffs.

The regulatory entity agreed to recognize the distributor’s higher costs in three stages. The first stage, which recognizes an increase of 5% retroactive to March 2010, was authorized by Resolution No. 001, Minutes 025 dated on April 28, 2010. The second stage involved an increase of 5%, granted under Resolution 004, Minutes 045 dated on July 8, 2010, applicable as from May 2010. The third stage was authorized by Resolution No. 002, Minutes 022, dated on December 7, 2010, and involved an increase of 2.5%, applicable as from November 2010.

In 2010, further increases in the distributor’s costs occurred that exceeded the conditions agreed; therefore, in February 2011 Edelar filed note GPRR No. 0110/11 including the supporting documents evidencing such higher costs. The regulatory authority ‑the Sole Privatization Control Entity (“EUCOP” as per initials in Spanish) ‑ issued Note No. 236 dated on March 28, 2011, which denied Edelar’s application. On April 11, Edelar filed an application for reconsideration of the decision adopted by the EUCOP under Note GPRR 0258/11.

On August 19, 2011, under Resolution 001, Minutes 066, the EUCOP authorized a 4.5% increase, effective as from August 2011. In connection with this increase, Edelar filed an investment plan before the EUCOP requesting its approval. Under Resolution Res 001, Minutes 081, dated on October 20, 2011, the EUCOP authorized the application of the new tariff scheme and approved the investment plan submitted to it by Edelar.

Under Note No. 8,752/11 dated November 15, 2011, the SE ordered that any increases in the tariffs payable by final users to electricity distributors and/or suppliers of electricity distribution public services as compared to the tariff amounts applicable as of November 2011, should be regarded as forming part of the wholesale purchase cost paid by the electricity distributor and/or supplier of electricity distribution public services.

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Empresa Distribuidora San Luis S.A. (“Edesal”)

In order to invoice the services supplied by it, Edesal must follow the Tariff Schemes set forth in the Concession Agreement, which must be revised every five years so as to adjust rates in consistence with the reality of the period for which they will apply. The first tariff review was made in 1998 and the following one, which should have been made in 2003, was suspended until 2006. As the economic equation defined in the Concession Agreement had been altered, Edesal filed claims before the Enforcement Authority, the Provincial Commission for Electricity Regulation (“CRPEE” as per initials in Spanish) and the Provincial Government.

Consequently, the Provincial Government’s Capital Ministry issued Resolution MC 03-06 whereby it approved a Tariff Scheme that resulted in an average tariff increase of 15%, effective as from January 2006, and established a minimum investment plan.

In 2008, the Ministry of Public Works and Infrastructure issued Resolution No. 757 MOPeI-2008, which approved a new temporary increase effective as from June 2008, and also established a minimum investment plan.

In 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011 which approved a Tariff Scheme that resulted in an average tariff increase of 9%, effective as from June 2011, and established a minimum investment plan. This resolution provides that the increase is temporary and will apply until the Full Tariff Review process is carried out.

Under Note No. 8,752/11 dated November 15, 2011, the SE ordered that any increases in the tariffs payable by final users to electricity distributors and/or suppliers of electricity distribution public services as compared to the tariff amounts applicable as of November 2011, should be regarded as forming part of the wholesale purchase cost paid by the electricity distributor and/or supplier of electricity distribution public services.

Empresa Distribuidora de Electricidad de Salta S.A. (“Edesa”)

As required by the UNIREN, in September 2010 Edesa filed the tariff control index monitoring study that determined to the filing of the relevant technical studies for requesting a tariff increase approval. As such increase was not granted in 2010, in April 2011 a new updated study was filed for review. As a result of it, on June 15, 2011, under Resolution No. 533/11, Edesa was granted a 19.1% tariff increase, effective as from June 2011.

Under Note No. 8752/11 dated November 15, 2011, the SE ordered that any increases in the tariffs paid by final users to electricity distributors and/or suppliers of electricity distribution public services as compared to the tariff amounts applicable as of November 2011, should be regarded as forming part of the wholesale purchase cost payable by the electricity distributor and/or supplier of electricity distribution public services.

Edesa has filed the corresponding studies required for the Five-Year Full Tariff Review and is working on it jointly with the Public Services Regulatory Authority of Salta.

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6.         Relevant Events of the Fiscal Year

6.1 |  Debt Operations from Our Subsidiaries

6.1.1 | Re-Opening of Issuance of Edenor’s Series 9 Bond Notes (“Notes”)

On April 26, 2011, Edenor issued Notes for a nominal amount of US$69.7 million, thus completing the Series’ original amount for up to US$300 million.

The new Notes were issued under the same conditions as the original issuance (at a rate of 9.75% and due on October 25, 2022), at an issuance price of 101.25% of the principal amount plus interest accrued from April 25, 2011 to the issuance date, and with the first interest payment date on October 25, 2011.

Edenor used the net proceeds to refinance all or a portion of its short-term indebtedness and/or to fund its capital investment plan and/or for working capital purposes.

At the closing of 2011 fiscal year’s financial statements, Edenor repurchased US$41.5 million for an average price of 86.4%. Therefore, the outstanding balance as of December 31, 2011 is US$258.5 million.

6.1.2 | Transener’s Refinancing

In April 2011, Transener launched a cash tender offer for its Series 1 Notes due 2016 and an exchange offer of the aforementioned Notes for new Notes set to expire on 2021, for the purpose of refinancing and extending the maturity of its financial liabilities.

In total, US$100.5 million of face value of Notes Series II were issued, due on August 15, 2021, accruing a 9.75% annual fixed rate and bullet capital amortization. The subscription price was 95.405%, implying a yield of 10.5%. From the total issue amount, US$53.1 million, issued on August 2, 2011, were placed among new investors, and the balance of US$47.4 million, issued on August 11, 2011, corresponds to Series 1 Notes that were exchanged for Series 2 Notes.

The new Series 2 Notes were authorized to quote in the Buenos Aires Stock Exchange and the Luxembourg Stock Exchange, in accordance with the authorizations previously granted by said entities, and for trading in the Open Electronic Market (known as Mercado Abierto Electrónico S.A.)

At the closing of said offerings, Bonds Series I’s US$98.3 million of face value were restructured, US$50.9 million of which were exchanged for cash (including US$29.1 million of repurchased bonds held by Transener and Transba) and US$47.4 million were exchanged for new Series 2 Notes.

6.1.3 | Creation of Global Debt Program and Issuance of Series I Short Term Notes (“VCPs”) by Petrolera Pampa

On July 27, 2011, the General Extraordinary Shareholders’ Meeting of Petrolera Pampa approved the creation of a global short-term note Program up to an amount of AR$200 million or its equivalent in other currencies. Under this Program, Petrolera Pampa may issue short-term bonds (simple, not convertible into equity), promissory notes or short-term notes, with common, special and/or floating guarantee, and/or other guarantee (including, without limitation, third parties guarantee), subordinated or not.

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Under this Program, on October 6, 2011, Petrolera Pampa issued Series I VCPs for a face amount of AR$46.7 million, accruing interest at Badlar plus 3.5%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

The proceeds of these VCPs were used to fund working capital and/or to refinance debt. Petrolera Pampa’s access to the capital markets is highly positive, as it is one of the youngest companies in the local oil and gas market.

6.1.4 | Central Piedra Buena (“CPB”)’s Short Term Notes (“VCPs”) Issuance

On June 18, 2008 the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global short term note program (“VCPs”) in the form of simple, non-convertible notes denominated in pesos, U.S. dollars or any other currency, secured or unsecured, subordinated or unsubordinated, for a maximum amount outstanding at any time of up to AR$200 million, and with repayment terms of up to 365 days. The meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Program, the time of issuance and further terms and conditions applying to each series and/or tranche of notes to be issued under the Program. The proceeds of the VCPs are allocated to investment in fixed assets, refinancing of debt and/or working capital.

Under this Program, on May 9, 2011 CPB issued Series VI VCPs for a face amount of AR$70.2 million, accruing interest at Badlar plus 3%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis.

In addition, on October 17, 2011, CPB issued Series VII VCPs for a face amount of AR$55.6 million, accruing interest at Badlar plus 3.5%. Principal will be repaid in a single bullet payment 360 calendar days as from the date of issuance and interest is payable on a quarterly basis. A remarkable aspect of this transaction was that the payment could be made in cash or by tendering Series V VCPs that matured on the issuance date.

On December 27, 2011, CPB filed an application before the CNV for increasing the maximum outstanding amount to AR$300 million. The application is pending approval by the CNV.

6.1.5 | Creation of Global Program and Issuance of Notes by Central Térmica Güemes (“CTG”)

On October 11, 2011, the General Ordinary and Extraordinary Shareholders’ Meeting of CTG resolved to create a Program for the issuance of simple, non-convertible Notes, either secured or unsecured, subordinated or unsubordinated, for a maximum outstanding amount of US$50 million or its equivalent in any other currency.

Under this Program, on March 6, 2012, CTG issued two series of Notes:

•           Series I, for a face amount of AR$47.0 million, accruing interest at Badlar plus 2.9%. Principal will be repaid in a single bullet payment 12 calendar months as from the date of issuance, and interest is payable on a quarterly basis; and

•           Series II, for a face amount of AR$51.7 million, accruing interest at Badlar plus 3.4%. Principal will be repaid in a single bullet payment 18 calendar months as from the date of issuance, and interest is payable on a quarterly basis.

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6.2 |  Central Térmica Loma de La Lata’s Expansion Project (“CTLLL”)

On September 2007, Pampa started the expansion works in Loma de la Lata’s installed capacity for 178 MW, through the plant’s conversion into a combined cycle. The project contemplated an increase in Loma de la Lata’s capacity of approximately 50% with no additional gas consumption, resulting in higher efficiency for the whole plant. The project has required an estimated investment of US$235 million and the generation is sold to CAMMESA by means of the agreement entered into with said entity under Resolution No. 220/2007 of the Secretary of Energy.

On February 2011, when the expansion was still under construction, an operation error which took place while certain tests were being carried out, along with an error in design, caused significant damages in the Steam Turbine unit, which forced to postpone the commissioning of the combined cycle.

As a consequence, CTLLL filed the appropriate claims to collect compensations before the insurance companies and at the same time, took the necessary measures aimed to collect the corresponding contractual compensations. Both processes are still ongoing to the date of this Earnings Results.

In relation to the delays and damages caused by the February 2011 event, on March 31, 2011 CTLLL accepted an offer by Isolux Corsan Argentina S.A. and Tecna Estudios y Proyectos de Ingeniería S.A. – Unión Transitoria de Empresas, and Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A. - Unión Temporal de Empresas (both jointly the “UTE”), by which the mechanisms to solve the technical problems were established, as well as the procedures to be followed for the start of commercial operation of CTLLL’s expansion. Additionally, the UTE in its role as contractor granted an exceptional discount in favor of CTLLL equivalent to the amounts related to the last milestone payment under the Contracts (Provisional Acceptance), including the adjustments provided under the Construction Contract, for US$18 million.

Subsequently, during August 2011, the UTE informed CTLLL that Siemens, the Steam Turbine supplier, had detected a fault in design that generated vibrations in the last stage of blades in other turbines of similar technology. This generated the need for additional modifications to the turbine, which further delayed the project. The last blade wheel was replaced and CTLLL’s Expansion Project began its commercial operations with a provisory blade wheel and with a lower installed capacity to the one originally guaranteed (165 MW instead of 178 MW). The provisional blade wheel will be replaced when the contractor along with the turbine supplier find a solution to the problem. It is estimated that the replacement will take place in June 2013, date on which the turbine would be operating at the guaranteed power. Finally, on November 1, 2011, the Wholesale Electricity Administration Company (“CAMMESA”) granted CTLLL’s expansion works the approval to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. With this commissioning, CTLLL’s combined cycle began its commercial operation.

In relation to the contractual breaches incurred by the UTE, CTLLL filed the appropriate claims, which were rejected by the UTE. In consequence, CTLLL executed the banking guaranties issued under the contracts and rejected to deliver Provisional Acceptance of the Works.

Related to the mentioned execution of guarantees, on December 1, 2011, the International Chamber of Commerce Secretary notified CTLLL that an arbitration request was filed by the UTE, pursuant to which they claimed:

a.    The delivery of the formal Provisional Acceptance under the Construction Agreement;

b.    The refund of the sums received by CTLLL for the foreclosure of UTE’s guarantees;

c.    The payment of damages not yet assessed as consequence of non-fulfillment of items a. and b. above.

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In relation therewith, on December 29, 2011, CTLLL submitted its counterclaim against the contractor in which CTLLL seeks for the integral reimbursement of the damages caused as a consequence of several defaults and breaches carried out by the UTE. The damage payment claimed by CTLLL to the UTE has been preliminarily estimated in an amount greater than US$100 million, which has to be proved and quantified in the corresponding authorities.

CTLLL has made clear in its counterclaim that it does not intend an overlapping of compensation items, thus this will be reflected in the breakdown of damages to be produced in the corresponding instances. The amounts collected by CTLLL as a result of the execution of guarantees should be part of the arbitration ruling. Moreover, at the moment the Provisional Acceptance takes place in the terms agreed upon in the Construction Agreement dated on September 6, 2007 between CTLLL and the UTE, the US$18 million discount made by the UTE in the agreement subscribed between CTLLL and the UTE, dated on March 30, 2011, will also be made effective.

On January 18, 2012, CTLLL was notified of an extension in the arbitration process by Isolux Ingeniería S.A. and Tecna Proyectos y Operaciones S.A., with the intention of including a claim for damages regarding the execution of a guarantee issued by Commerzbank, to which CTLLL has responded during March 2012 and which will be finally resolved by the end of March.

Lastly, we inform that we are fulfilling with the information process and adjustments on the compensation amount to be collected as a result of the insurance that the company had hired to cover the works risks in relation to February 2011’s damage, and before the contractors for the delays in the expansion’s completion and commissioning and others, along with damages for certain defaults on obligations under the contract.

6.3 |  Acquisition of Assets

6.3.1 | Acquisition of AEI’s Assets in Argentina

On January 19, 2011, Pampa accepted an offer from a group of subsidiaries of AEI (the “Sellers”) to acquire whether directly or through its subsidiaries 100% of the equity of AESEBA S.A. (“Aeseba”), a company which owns 90% of the equity and voting rights of Empresa Distribuidora de Energía Norte S.A. (“Eden”), an electricity distribution company with a concession area in the north and center of Buenos Aires province; and 77.2% of the equity and voting rights of Empresa Distribuidora Eléctrica Regional S.A. (“Emdersa”). Emdersa is the controlling company of Empresa Distribuidora San Luis S.A. (“Edesal”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“Edelar”) and Empresa Distribuidora de Electricidad de Salta S.A. (“Edesa”), among other companies. The agreed price was US$90 million for the equity of Emdersa and US$50 million for the equity of Aeseba. In virtue of maximizing synergies and optimizing Pampa’s financial position, Pampa made a non consideration offer to our subsidiary Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”) pursuant to which it would acquire these shareholdings. The offer was accepted by Edenor on March 4, 2011, date in which said operation was also closed. Within said offer, Pampa Energía and Edenor agreed that in the event that within 3 years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of said shares, Pampa Energía will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid to the Sellers for any of those shares. Edenor also agreed to assume the obligation to carry out, according to current legislation, the public tender offer for acquisition of shares of Emdersa owned by minority shareholders that, due to the change in control of Emdersa, it is required to do.

Also, on January 27, 2011, Pampa closed the acquisition from AEI of 100% of the outstanding bonds issued on April 22, 1997 by Compañía de Inversiones de Energía S. A (“CIESA”), the controlling company of Transportadora de Gas del Sur (“TGS”) and other credits against CIESA, together with the rights over certain current lawsuits related to the Bonds, certain CIESA’s debt restructuring agreements, and civil responsibility of diverse parties. The Bonds were to be cancelled on April 22, 2002, and have a principal amount of U$$199.6 million plus accrued interest, which together with the other liabilities acquired adds up to around U$$325 million. The acquisition of the CIESA debt and the aforementioned rights was done for an amount of US$136 million.

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Lastly, on October 6, 2011 Pampa acquired, for an amount of US$25 million, the rights to control, suspend and waive the arbitration actions related to the lawsuit that Ponderosa Assets L.P. and Enron Creditors Recovery Corp have initiated against the Argentine Republic before the International Center for Settlement of Investment Disputes (“ICSID”) of the World Bank.

6.3.2 | Acquisition of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 28, 2011, Pampa accepted an offer to acquire all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price was US$29 million.

On April 8, 2011, Pampa closed the transaction. Therefore, Pampa received shares representing approximately 98% of EPCA’s stock capital, and its subsidiary Pampa Participaciones S.A. received shares representing approximately the remaining 2% of EPCA’s stock capital.

In addition, Mr. Gustavo Mariani was appointed director and vice chairman of CIESA and TGS, and Mr. Marcos Marcelo Mindlin was appointed alternate director of CIESA and TGS.

6.3.3 | Restructuring Agreement with Petrobras

On May 10, 2011 Pampa Energía signed a Memorandum of Understanding with Inversiones Argentina I Ltd. (“IAI”), Pampa Inversiones S.A. (“PISA”), EPCA (and jointly with IAI, PISA, EPCA and Pampa Energía S.A., “Pampa”), Petrobras Energía S.A. (“PESA”), Petrobras Hispano Argentina S.A. (“PHA”) and Compañía de Inversiones de Energía S.A. (“CIESA”, and jointly with Pampa, PESA and PHA, the “Parties”), in which the Parties agree: a) to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes and Rigoberto Mejía Aravena”, currently pending before the Supreme Court of the State of New York (Index N° 600245/09E), with the purpose of making the best efforts to reestablish the financial restructuring set forth in the Restructuring Agreement subscribed on September 1, 2005 between CIESA, PESA, PHA, EPCA, ABN AMRO Bank N. V. Sucursal Argentina (acting in its capacity as trustee and not on his own behalf, “ABN”) and the Financial Creditors of CIESA (hereinafter known as the “Restructuring Agreement”), regarding the bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally subscribed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (based on the debt for equity exchange described in Section 2.6 and elsewhere of said Restructuring Agreement) (the “Lawsuit”), and to include Pampa as a party of the Restructuring Agreement, subject to complying with necessary governmental approvals in order to implement the Restructuring Agreement; and b) subject to obtaining the required governmental approvals, to opportunely withdraw all claims and actions that the Parties and third parties have initiated in the Lawsuit, ending all litigation among them.

The referred Memorandum of Understanding represents an important milestone in the restructuring process of CIESA’s defaulted debt and, once said restructuring is achieved through the Restructuring Agreement’s implementation, Pampa (as financial creditor of CIESA) would obtain, on the one hand, 50% of CIESA’s equity, which in turn would control 51% of TGS, and on the other hand, a direct 4.3% stake of TGS. This restructuring procedure would finally end the default process to which CIESA has been subject for eight years.

On May 17, 2011, the Parties signed the fourth amendment to said agreement, whereby AEI was replaced by Pampa and the terms and conditions for completing the process of restructuring and exchange of such debt by transferring CIESA’s shares to Pampa and/or its subsidiaries, as applicable, were established.

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On October 5, 2011, the Restructuring Agreement was approved by the Argentine Gas Regulatory Entity (“Enargas”), whereas the approval from the Argentine Antitrust Authority (“CNDC”) is still pending.

6.4 |  Sale of Emdersa’s Assets Controlled by Edenor

6.4.1 | Sale of Assets to Andes Energía Argentina S.A. (“Andes”)

On September 16, 2011, the Board of Directors of Edenor accepted a call option proposal from Andes for a consideration of US$1.5 million, which will grant Andes the right to:

•           In case that the spinoff of Emdersa is completed during the term of 2 years, to buy 78.44% of the share capital that Edenor indirectly holds in Edelar for a price of US$20.3 million. This acquisition price will be paid according to the following payment schedule:

−        By March 31, 2012, the payment of US$1 million into partial account of the acquisition price and as clear intention of Andes’ willingness to exercise the option (“Option Exercise Date”);

−        By April 30, 2012, the payment of US$11.7 million, US$4.3 million of which will be credited against payment of the acquisition price and US$7.5 will be accounted as settlement of the total financial loan granted by Edenor to Edelar. At that moment, the shares of Emdersa Holding and Edenor’s direct holding will be transferred, as provided in the Offer Letter;

−        The payments of US$2 million in June 2012, US$2.5 million in September 2012, US$3 million in December 2012, US$3.5 million in March 2013, and in June 2012, US$4 million as final payment and settlement of the acquisition price balance.

•           In case that the spinoff of Emdersa is not completed within the two-year term, the option will grant Andes the right to acquire 20.27% of the share capital and voting rights of Emdersa indirectly held by Edenor, paying the same price and under the same terms as set forth in the preceding bullet. In this last case, Andes may opt not to pay the price balance (US$15 million) on the Option Exercise Date and acquire 6.32% of Emdersa’s stock capital and voting rights indirectly held by Edenor.

In order to implement the transaction, Edenor contributed 53.64% of the share capital and voting rights of Emdersa to a new company (“Emdersa Holding”) and, in consequence, the transfer of shares of Emdersa in favor of Andes will be made through Emdersa Holding.

On the Option Exercise Date and up to the completion of Emdersa’s spinoff, the share capital which is the object of this transaction will be transferred to a guarantee trust that will be established in order to secure the parties’ obligations, while maintaining Edenor’s control in Emdersa.

6.4.2 | Sale and Transfer of Assets to Rovella Carranza S.A. (“Rovella”)

On September 16, 2011, the Board of Directors of Edenor accepted an offer from Rovella to acquire shares representing 78.44% of the share capital and voting rights of a company to be established with investment purposes, which will hold 99.99% of the share capital and voting rights of Edesal. Moreover, the offer also comprises the acquisition of 0.01% of the shares of Edesal which are currently owned by Edenor.

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The offered price was US$26.7 million, and was paid in two installments, the first one for US$4 million three calendar days after the proposal’s acceptance, and the remaining balance, US$22.7 million, paid on October 25, 2011.

On October 25, 2011, the date when Rovella completed its proposal’s payment, Edenor transferred to Rovella shares representing 24.80% of the share capital and voting rights of Emdersa and shares representing 0.01% of the share capital and voting rights of Edesal, whereas Rovella transferred at the same time said shares to a guarantee trust set by both parties and Deutsche Bank S.A.

Once the spinoff process of Emdersa is finalized, the new investment purpose company Edesal Holding will issue 78.44% of its shares in favor of the trustee, who at the same time will transfer said shares to Rovella, together with 0.01% of the shares of Edesal, and will simultaneously restore to Edenor the share capital of Emdersa.

Moreover, on October 25, 2011, Edesal settled the total financial credit granted by Edenor to Edesal for an amount of AR$37.5 million, plus accrued interest.

In order to guarantee the fulfillment of the obligations undertaken, Edenor has granted a bank guarantee in favor of Banco Itaú Argentina S. A. and Standard Bank Argentina S.A. for a total amount of AR$60 million as principal plus compensatory interest of up to a 16% annual nominal rate. Execution of the bank guarantee is subject to the condition precedent that the first of the following events occurs:

•           That by September 16, 2013, Emdersa’s spinoff has not been completed; or

•           That Edenor fails to fulfill certain joint management obligations of Edesal during the validity of the trust.

In case that none of the aforementioned events occur, the bank guarantee will not be executed.

6.4.3 | Acquisition of Emdersa Generación Salta S.A. (“EGSSA”)

On October 11, 2011, Edenor accepted our offer to acquire, subject to a condition precedent, shares representing 78.44% of the share capital and voting rights of a company with investment purposes, which will hold 99.99% of the share capital and voting rights of EGSSA, together with 0.01% of the share capital of EGSSA, property of Edenor. The condition precedent for the acquisition is the completion of Emdersa’s spinoff within a maximum term of 24 months from the offer’s acceptance date.

The offered price was US$10.8 million, US$2.1 million of which were paid as a partial payment on October 31, 2011, and the remaining US$8.7 million will be paid on October 31, 2013. This final amount will accrue an annual interest rate of 9.75%, which will be paid semi-annually.

Moreover, on October 31, 2011, EGSSA settled the total financial credit granted by Edenor for an amount of US$4.2 million plus accrued interest.

Five days after Emdersa’s spinoff process is finalized, Edenor will transfer the shares according to law and free of liens to Pampa, who will pledge them in favor of Edenor as guarantee of the full payment of the remaining price amount. From the first partial payment by Pampa through the payment of the remaining amount, a board composed by directors of both parties will be in charge of the management of EGSSA.

In the event that the condition precedent is not fulfilled, the amount corresponding to the initial price payment will be reimbursed to Pampa within a term of five days, plus an annual interest rate of 6% calculated from the initial payment date until the date of reimbursement.

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6.5 |  Commissioning and Signing of the Resolution 220/07 Contract for Central Térmica Piquirenda (“CTP”)

On April 1, 2011, within the framework of the “Agreement for Managing and Operating Projects, Increasing Thermal Generation Availability and Adapting the 2008–2011 Remuneration due to Generation”, the commissioning of CTP was included as part of the agreement signed between the Secretary of Energy (“SE”) on one side, and Central Piedra Buena S.A., Central Térmica Loma de la Lata S.A., Central Térmica Güemes S.A., Hidroeléctrica Diamante S.A and Hidroeléctrica Los Nihuiles S.A. on the other side.

The agreement provides that the commissioning of CTP will be carried out in a first stage, followed by its capacity expansion by 15 MW in a second stage. The remuneration and fulfillment of both stages will be considered independently, in exchange for which the SE would instruct CAMMESA to sign a supply contract with CTP under the framework of Resolution SE 220/07.

Within the framework of this agreement, CTP was finally commissioned on May 3, 2011. On July 15, 2011, CTP signed the Supply contract with the WEM pursuant to Resolution SE 220/07. The agreed prices for the first stage are US$18,000/MW per month and the maintenance and operation costs are US$10/MWh, adding a variable price for cost of fuel.

On July 14, 2011, through Note SE No. 4,997, the SE granted authorization to CTP to fire Gas Plus as generation fuel.

6.6 |  Emdersa’s Corporate Reorganization

On August 23, 2011, the Board of Directors of Emdersa decided to partially spinoff the company. Such spinoff resulted in the creation of three new investment companies:

•           Edesal Holding, which holds 99.99% of the share capital and voting rights of Edesal;

•           Edesa Holding, which holds 90% of the share capital and voting rights of Edesa; and

•           EGSSA Holding, which holds 99.99% of the share capital and voting rights of EGSSA.

On January 13, 2012, the completion of the spinoff was approved by Emdersa’s General Extraordinary Shareholders’ Meeting. At present, the required administrative authorizations are pending, in accordance with the procedures stated under the Corporate Law No. 19,550 and its amendments, the CNV’s regulations and the trading rules of the Buenos Aires Stock Exchange.

6.7 |  Agreements Related to Transener and Transba

On May 12, 2009, Transener and Transba entered into a financing agreement with CAMMESA, for an amount up to AR$59.7 million and AR$30.7 million, respectively. On January 5, 2010, an extension of said agreement was subscribed for up to AR$107.7 million and AR$42.7 million, for Transener and Transba, respectively. The financing agreement contemplates the possibility of a pre-cancellation, in case that the ENRE orders the retroactive payment owed to Transener and Transba, in concept of variations of costs since 2005 up to date.

On September 27, 2010 Transener signed with CAMMESA under the same disbursement and cancellation conditions, a new financing agreement up to US$2.3 million in order to pay maintenance in 500 kV interrupters of Alicurá Electrical Substation. As of December 31, 2011, the certified amount by Transener was AR$1.2 million, which full amount was paid by CAMMESA.

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Under the Instrumental Agreements dated December 21, 20103, Transener and Transba allocated the receivables recognized by the SE and the ENRE as cost variations to the settlement of the loan received from CAMMESA to the extent of such amounts.

On May 2, 2011, Transener and Transba entered into new addenda with CAMMESA, which contemplated the extensions to the loan agreements and established:

i)       The settlement of the sums received on January 17, 2011 by Transener and Transba under the loans granted within the framework of the financing agreements dated May 12, 2009;

ii)      To grant a new loan to Transener and Transba for AR$289.7 million and AR$134.1 million, respectively, corresponding to the balance payable under the receivables recognized by the SE and the ENRE as cost variations from June 2005 to November 2010; and

iii)     The collateral assignment of the receivables recognized as higher costs as of November 30, 2010 under the Instrumental Agreement, so as to settle the amounts to be received by application of the new signed extensions.

As of the closing of fiscal year 2011, disbursements received under CAMMESA’s financing amounted to AR$235.4 million, composed of AR$224.6 million as principal amount and AR$10.8 million as accrued interest. After year-end and to the date of this Annual Report, disbursements for AR$9.0 million have been received.

The results from recognition of cost variations by the SE and the ENRE have been recorded to the extent of the sums received as of said date through CAMMESA’s financing. Therefore, in 2011 it was recognized AR$27.6 million as sale income and financial interest for AR$31.7 million.

6.8 |  Tariff Increases for Edesa, Edesal, Edelar and Eden

During 2011, the following distribution subsidiaries have received tariff increases:

•           Edesa: on June 15, 2011, under Resolution No. 533/11, Edesa was granted a tariff increase of 19.1% effective as from June 1, 2011, which represents an adjustment of 34.4% of the Distribution Added Value (“DAV”);

•           Edesal: on June 15, 2011, under Resolution No. 597-MOPeI-2011, Edesal was granted a tariff increase of 9%, effective as from June 1, 2011, which represents an adjustment of 16.1% of the DAV;

•           Eden: on June 8, 2011, under Resolution No. 415/11, Eden was granted a tariff increase of 9% effective as from June 1, 2011, which represents an adjustment of 15,0% of the DAV; and

•           Edelar: on August 19, 2011, under Resolution 001, Minutes 066, Edelar was granted a tariff increase of 4.5%, effective as from August 1, 2011, which represents an adjustment of 9% of the DAV.

3 For further information, see section 5.2, “Transener’s Tariff Situation” in this Annual Report.

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6.9 |  Other Relevant Events

6.9.1 | Acquisition of Emdersa’s Shares

During 2011, through market transactions, Edenor acquired 3,248,094 common shares of Emdersa, at an average price of AR$1.91 per share. These shares represent 1.38% of the stock capital and voting rights of Emdersa.

6.9.2 | Holding of Edenor’s Common Shares

As of December 31, 2011, Pampa Inversiones held 14 common class B shares of Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares) acquired through market transactions, representing 3.9% of the capital of said company.

6.9.3 | Closing of Investment Agreement between Petrolera Pampa and Petrobras in the Province of Neuquén

In relation with the investment agreement dated December 7, 2010, celebrated between Petrolera Pampa S.A., a subsidiary of Pampa, and Petrobras Argentina S.A. (“Petrobras”) related to the “El Mangrullo” field, on April 14, 2011 the conditions precedent to which such agreement was subject were fulfilled. Under this agreement, Pampa will acquire 43% of the rights to have free disposal at wellhead, commercialize and industrialize hydrocarbons from certain wells to be drilled in “El Mangrullo” field, and as consideration for this acquisition, Pampa has committed to invest up to US$16 million for the drilling of those wells.

6.9.4 | Ingentis

On December 2, 2011, the General Extraordinary Shareholders’ Meeting of Ingentis S.A., a company in which Pampa holds an indirect interest through Inversora Ingentis S.A., decided to voluntarily reduce its share capital by 152,652,500 ordinary, registered, non-endorsable shares, with a nominal value of AR$1 each and entitled to one vote per share, all of them held by Inversora Ingentis S.A. As a result of such capital reduction, Inversora Ingentis S.A. received as consideration approximately AR$152.2 million, and thus will have no shareholding interests in Ingentis S.A. in the future.

On December 21, 2011, the General Extraordinary Shareholders’ Meeting of Inversora Ingentis S.A. decided to voluntarily reduce its share capital by 176,520,020 shares, composed of 38,260,000 ordinary registered Class A shares with a nominal value of AR$1 each and entitled to one vote per share, 38,260,000 ordinary registered Class B shares with a nominal value of AR$1 each and entitled to one vote per share, and 100,000,000 preferred registered shares of AR$1 nominal value each with no voting rights. As consideration for the cancellation of such shares, Inversora Ingentis paid approximately AR$173.8 million to its shareholders by means of the assignment of certain credits and the set-off of certain loans borrowed by Pampa from Inversora Ingentis.

As a result of the share capital reduction in Inversora Ingentis, as of December 31, 2011, the Company is holder of 100% of the Class A and B ordinary shares.

6.9.5 | Merger of Companies

On December 30, 2011, Pampa’s Board of Directors resolved to begin the proceedings aimed to jointly absorb the companies Pampa Generación S.A., Inversora Ingentis S.A. and the spun-off assets and liabilities related to the investment business of Powerco S.A. Merging into a single company under neutral taxation terms is beneficial to the four companies, as their resources will be optimized by the simplification of the administrative and operating structure.

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7.         Description of Our Assets

Pampa Energía S. A. is the largest fully integrated electricity company in Argentina. Through our subsidiaries, we are engaged in the generation, transmission and distribution of electricity in Argentina:

Our generation segment has an installed capacity of approximately 2,217 MW, including the 178 MW expansion in Central Loma de la Lata4 and the addition of 30 MW by Central Térmica Piquirenda5, representing 7.5% of Argentina’s installed capacity.

Our transmission segment co-controls the operation and maintenance of the Argentine high voltage transmission network, which extends over more than 11.7 thousand km of lines owned by Transener and 6.1 thousand km of high voltage lines owned by Transba. Transener transports 95% of all the electricity in Argentina.

Finally, our distribution segment is composed of Edenor, the largest distributor of electricity in Argentina, with more than 2.7 million customers and a concession area that covers the northern region of the City of Buenos Aires and the northwestern region of Greater Buenos Aires, and Edenor’s subsidiaries Eden, with more than 340,000 customers, which serves the northern and central region of the Province of Buenos Aires, and Emdersa, a holding company with more than a half million customers located in the northern region of Argentina which holds controlling interests in: Edesa (Province of Salta), Edesal (Province of San Luis) and Edelar (Province of La Rioja)6.

4 CTLLL’s expansion was granted commercial commissioning in November 2011 for an installed capacity of 165 MW. For further information, see section 6.2 of this Annual report.

5 CTP forms part of EGSSA’s assets, sold by Edenor to Pampa in October 2011. The closing of this transaction will be effective following the consummation of Emdersa’s spinoff. For further information, see section 6.4.3 of this Annual Report.

6 The sale agreements regarding Edelar and Edesal are subject to Emdersa’s spinoff. For further information, see sections 6.4.1 and 6.4.2 of this Annual Report.

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Corporate Structure as of December 31, 2011

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7.1 |  Electricity Generation

Pampa’s electricity generation assets include its interests in Hidroeléctrica Los Nihuiles S.A., Hidroeléctrica Diamante S.A., Central Térmica Güemes S.A., Central Térmica Loma de la Lata S.A., Central Piedra Buena S.A. and Emdersa Generación Salta S.A. (whose asset is Central Térmica Piquirenda, “CTP”).

The following chart summarizes Pampa’s electricity generation assets:

	Hydroelectric		Thermal				Total
Summary of Electricity Generation Assets	HINISA	HIDISA	CTG[1]	CTLLL[2]	CPB	CTP[3]
Installed Capacity (MW)	265	388	361	553	620	30	2,217
Market Share	0.9%	1.3%	1.2%	1.9%	2.1%	0.1%	7.5%

Net Generation 2011 (GWh)	586	406	1,846	1,185	3,434	66	7,523
Market Share	0.5%	0.3%	1.6%	1.0%	2.9%	0.1%	6.4%
Sales 2011(GWh)	873	707	2,325	1,199	4,152	66	9,322

Net Generation 2010 (GWh)	778	538	1,533	448	2,646	0	5,943
Variation Net Generation 2011 - 2010	-24.7%	-24.6%	20.4%	164.6%	29.8%	NA	26.6%
Sales 2010 (GWh)	1,080	851	2,172	476	3,401	0	7,981

Average Price 2011 (AR$ / MWh)	189.9	217.5	223.8	202.2	424.0	423.6	308.0
Average Gross Margin 2011 (AR$ / MWh)	62.8	44.0	64.5	58.6	29.9	121.4	47.0
Average Gross Margin 2010 (AR$ / MWh)	66.0	64.0	76.4	24.0	28.3	NA	50.1

Note: Gross Margin before amortization and depreciation charges. Electricity sales do not include the GWh physical equivalents as per Note 6866/09. 1 CTG includes results through Powerco. 2 CTLLL’s installed capacity includes 178 MW from closing of the combined cycle, which started commercial operations on November 1, 2011 at 165 MW. 3 The results from Central Térmica Piquirenda (“CTP”) are currently included in our distribution segment, under our subsidiary Emdersa. On October 11, 2011, we made an acquisition offer, and this transaction is subject to Emdersa’s spinoff (for further information, see section 6.4.3 of this Annual Report).

The following chart shows Pampa’s market share in the electricity generation segment, measured in terms of net generation in 2011:

Net Electricity Generation 2011

100% = 118,049 GWh

Source: CAMMESA. Net pumping Hydroelectric Generation.

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Hidroeléctrica Los Nihuiles S.A. (“HINISA”)

In June 1994, HINISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Nihuiles hydroelectric system (the “Los Nihuiles System”). Located on the Atuel river, in the Province of Mendoza, the Los Nihuiles System has an installed capacity of 265.2 MW, which represents 0.9% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Nihuil I, Nihuil II and Nihuil III), as well as a compensator dam. The Los Nihuiles System covers a total distance of approximately 40 km with a height differential between 440 m and 480 m. From 1990 to 2011, its annual average generation was 893 GWh, with the highest level of generation (1,250 GWh) reached in 2006 and the lowest level (586 GWh) recorded in 2011.

HINISA’s revenues are composed of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2011 were AR$166 million, corresponding to a net generation of 586 GWh, 24.7% lower than in 2010, with a hydraulic contribution of 726 Hm3, 17.3% lower than in 2010. The lower generation was caused by the scarce of snowfall melting recorded due to the low temperatures experienced in the Andes mountain range, causing 2011 to be designated as a dry year from the standpoint of hydrology. HINISA made 51% of its sales in the spot market.

The following chart shows certain relevant statistical data on Hidroeléctrica Los Nihuiles:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,053	886	854	778	586
Energy Purchases (GWh)	395	370	308	302	287
Total Energy Sales (GWh)	1,448	1,256	1,162	1,080	873

Average Price (AR$ / MWh)	98.5	121.3	133.5	158.7	189.9
Average Gross Profit (AR$ / MWh)	46.2	54.1	60.3	66.0	62.8

Note: Gross Margin before amortization and depreciation charges.

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Hidroeléctrica Diamante S.A. (“HIDISA”)

In October 1994, HIDISA was granted a thirty-year concession for the generation, sale and commercialization of electricity from the Diamante hydroelectric system (the “Diamante System”). Located on the Diamante river, in the Province of Mendoza, the Diamante System has an installed capacity of 388.4 MW, which represents 1.3% of the installed capacity in Argentina, and is composed of three dams and three hydroelectric power generation plants (Agua del Toro, Los Reyunos and El Tigre). The Diamante System covers a total distance of approximately 55 km with a height differential between 873 m and 1,338 m. From 1990 to 2011, its annual average generation was 602 GWh, with the highest level of generation (943 GWh) reached in 2006 and the lowest level (375 GWh) recorded in 1997.

HIDISA’s revenues are composed of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2011 were AR$154 million, corresponding to a net generation of 406 GWh, 24.6% lower than in 2010, with a hydraulic contribution of 690 Hm3, 31.3% lower than in 2010. The lower generation was caused by the scarce of snowfall melting recorded due to the low temperatures experienced in the Andes mountain range, causing 2011 to be designated as a dry year from the standpoint of hydrology. HIDISA made 43% of its sales in the spot market.

The following chart shows certain relevant statistical data on Hidroeléctrica Diamante:

	2007	2008	2009	2010	2011
Net Generation (GWh)	700	617	600	538	406
Energy Purchases (GWh)	356	351	327	313	301
Total Energy Sales (GWh)	1,056	968	927	851	707

Average Price (AR$ / MWh)	118.0	142.4	160.6	183.2	217.5
Average Gross Profit (AR$ / MWh)	50.8	56.7	65.4	64.0	44.0

Note: Gross Margin before amortization and depreciation charges.

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Central Térmica Güemes S.A. (“Güemes” o “CTG”)

Central Térmica Güemes is located in the northwestern region of Argentina, in the City of Gral. Güemes, Province of Salta. Privatized in 1992, it has a 261 MW open cycle thermal electricity generation plant and the incorporation in September 2008 of a natural gas-powered turbo generator group General Electric of 100 MW, amounting to a total of 361 MW, which represent 1.2% of the installed capacity in Argentina. From 1993 to 2011, its average annual generation was 1,573 GWh, with the highest level of generation (1,903 GWh) reached in 1996 and the lowest level (1,030 GWh) recorded in 2003.

CTG is in a privileged location, given its proximity to the gas fields in the Argentine northeast basin, which permits it to enter into supply contracts at very competitive conditions in terms of price, quality, volume and delivery conditions throughout the year.

CTG’s revenues are mainly composed of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2011 were AR$520 million, corresponding to a net generation of 1,846 GWh, 20.4% higher than in 2010. This increase is explained by a higher demand for thermal dispatch due to a lower hydraulic volume during 2011, lower restrictions on the consumption of natural gas in the area and higher availability for dispatch.

Furthermore, in 2011 CTG exported an aggregate of 25 GWh, 91% less than in 2010, mainly due to a lower number of authorizations granted by CAMMESA. In November 2011, the export permit held by CTG expired and therefore, the electricity and capacity export agreement with UTE Uruguay became ineffective. At present, CTG is renegotiating the contractual terms for purposes of renewing this export agreement.

The following chart shows certain relevant statistical data on Central Térmica Güemes:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,643	1,724	1,699	1,533	1,846
Energy Purchases (GWh)	123	252	521	640	480
Total Energy Sales (GWh)	1,766	1,976	2,220	2,172	2,325

Average Price (AR$ / MWh)	86.0	167.5	197.5	233.0	223.8
Average Gross Profit (AR$ / MWh)	27.4	62.8	77.9	76.4	64.5

Note: Gross Margin before amortization and depreciation charges. It includes results through Powerco.

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Central Térmica Loma de la Lata S.A. (“CTLLL”)

Central Térmica Loma de la Lata is located in Loma de la Lata, Province of Neuquén. The plant was built in 1994 and is composed of three gas turbines with an installed capacity of 375 MW and the addition of a 178 MW Siemens steam turbine for combined cycle closing.

On November 1, 2011, Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) granted the commissioning of CTLLL’s installed capacity expansion works and approved it to start commercial operation in the Wholesale Electricity Market with a capacity of 165 MW. With this commissioning CTLLL’s combined cycle began its commercial operation. From 1997 to 2011, its average annual generation was 1,203 GWh, with the highest level of generation (2,317 GWh) reached in 1999 and the lowest level (272 GWh) recorded in 2002.

Like CTG, Loma de la Lata is in a privileged location, given its proximity to one of the largest gas fields in Latin America, also named Loma de la Lata.

The expansion works required an investment of approximately US$235 million, and the electricity generation is sold to CAMMESA under the agreement signed with CAMMESA pursuant to Resolution SE No. 220/07.

CTLLL’s revenues are mainly composed of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2011 were approximately AR$242 million, corresponding to a net generation of 1,185 GWh, 164.6% higher than in 2010. Such increase is mainly explained by the commercial commissioning of the combined cycle.

The following chart shows certain relevant statistical data on Loma de la Lata:

	2007	2008	2009	2010	2011
Net Generation (GWh)	1,772	1,745	926	448	1,185
Energy Purchases (GWh)	27	72	26	29	14
Total Energy Sales (GWh)	1,799	1,817	952	476	1,199

Average Price (AR$ / MWh)	81.5	106.4	136.1	192.7	202.2
Average Gross Profit (AR$ / MWh)	18.1	27.5	24.2	24.0	58.6

Note: Gross Margin before amortization and depreciation charges.

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Central Piedra Buena S. A. (“CPB”)

Central Piedra Buena is located in the port of Ingeniero White, close to the City of Bahía Blanca, province of Buenos Aires. CPB has 2 turbines of 310 MW each, totaling 620 MW which represents 2.1% of Argentina’s installed capacity. The boilers can be indistinctly fed with natural gas or fuel oil.

The supply of natural gas is made through a 22 km gas pipeline owned by CPB, which CPB also operates and maintains, and which connects to the main gas pipeline system of Transportadora Gas del Sur. Furthermore, CPB has two tanks for the storage of fuel oil with a combined capacity of 60,000 m3. From 1997 to 2011, its average annual generation was 2,029 GWh, with the highest level of generation (3,434 GWh) reached in 2011 and the lowest level (189 GWh) recorded in 2002.

CPB’s revenues are mainly composed of energy and capacity sales. Total revenues for the fiscal year ended December 31, 2011 were AR$1,760 million, corresponding to a net generation of 3,434 GWh, 29.8% higher than in 2010. Such increase is mainly explained by higher demand of operation with liquid fuel due to a decreased use in 2011 of the hydroelectric generation system.

The following chart shows certain relevant statistical data on Central Piedra Buena:

	2007	2008	2009	2010	2011
Net Generation (GWh)	3,035	3,312	2,390	2,646	3,434
Energy Purchases (GWh)	10	415	808	755	718
Total Energy Sales (GWh)	3,045	3,727	3,198	3,401	4,152

Average Price (AR$ / MWh)	198.8	261.3	255.2	398.5	424.0
Average Gross Profit (AR$ / MWh)	10.1	20.4	13.8	28.3	29.9

Note: Gross Margin before amortization and depreciation charges.

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Central Térmica Piquirenda (“CTP”)7

Central Térmica Piquirenda is located in the northwestern region of Argentina, in a location known as Piquirenda, District of Aguaray, Department of General San Martín, Province of Salta. The construction started at the beginning of 2008 and finished by 2010. It has a 30 MW thermal electricity generation plant comprised by ten GE Jenbacher JGS 620 gas-powered motor-generators, which represent 0.1% of the installed capacity in Argentina.

CTP started commercial operation on May 3, 2011. On July 15, 2011, CTP signed the Supply contract with the WEM under Resolution SE 220/07. The agreed prices are US$18,000/MW per month and the amount recognized as maintenance and operation costs is US$10/MWh, adding a variable price for cost of fuel. On July 14, 2011, under Note SE No. 4,997, the SE authorized CTP to fire Gas Plus as generation fuel.

CTP’s revenues are mainly composed of energy and capacity sales. Total revenues for the year ended December 31, 2011 were AR$28 million, corresponding to a net generation of 66 GWh.

The following chart shows certain relevant statistical data on Central Térmica Piquirenda:

2011
Net Generation (GWh)	66
Energy Purchases (GWh)	-
Total Energy Sales (GWh)	66

Average Price (AR$ / MWh)	423.6
Average Gross Profit (AR$ / MWh)	121.4

Note: Gross Margin before amortization and depreciation charges.

7 CTP is included in our distribution segment, under our subsidiary Emdersa. On October 11, 2011, we made an acquisition offer, and the transaction is subject to Emdersa’s spinoff (for further information, see section 6.4.3 of this Annual Report). CTP’s results are currently included in our distribution segment.

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Financial Debt

As of December 31, 2011, the financial debt (excluding accrued interest) in the electricity generation segment amounted to AR$1,646 million. The following is a breakdown of the financial debt by company and currency:

Subsidiary	AR$ millions	Average Annual Interest Rate	US$ millions	Average Annual Interest Rate
CPB	344	18.0%	-	-
CTG	176	19.8%	10	5.1%
CTLLL	275	17.3%	188	11.5%
N&D	-	-	-	-
Total	795		198

* The interest rate does not consider loans with related companies.

CPB’s net financial debt decreased by 14%, falling from AR$202 million in December 2010 to AR$173 million in December 2011.

Regarding CTG, its net debt grew by 35% as compared to December 2010 (from AR$155 million to AR$210 million in 2011), mainly explained by a bank loan borrowed to continue optimizing its capital structure, as reflected by its net debt / EBITDA 2011 ratio of 1.9x.

In turn, CTLLL saw its net debt increase by 10% as compared to 2010 (from AR$982 million to AR$1,082 million in 2011) mainly due to exchange rate variations that affected the face value of its Notes issued in dollars, as the exchange rate rose from AR$3.98/US$1 as of December 31, 2010 to AR$4.30/US$1 as of December 31, 2011.

The current debt profile, without considering overdrafts or loans with related companies, has an average maturity of approximately 2.8 years.

In relation to risk ratings, Fitch Argentina Calificadora de Riesgo rated Loma de la Lata’s bonds as “A (arg)” with a stable outlook. In turn, Moody’s Latin América lowered its rating from “B2/A2.ar” to “B3/A3.ar” at the global scale and national scale, respectively, with a stable outlook. The main reason for the downgrading was the change in CTLLL’s business structure, since instead of selling under the Energía Plus Plan, it sells to CAMMESA under a contract pursuant to Resolution SE 220/07.

For CPB’s Short-term Securities (“VCPs”), Fitch Argentina Calificadora de Riesgo maintains its short-term “A2 (arg)” rating whilst Evaluadora Latinoamericana maintains its “A” rating.

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7.2 |  Electricity Transmission

Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.

Transener is a leading public utility in Argentina’s extra high voltage electricity transmission sector. It holds a concession over Argentina’s extra high voltage electricity transmission network composed by 11,664 kilometers of transmission lines and 40 transforming substations, on top of which we need to add the 6,110 kilometers of lines and 91 transforming substations that comprise the network managed by Transener’s controlled company, Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires (“Transba S.A.”, in which Transener holds a 90% shareholding). Thus, Transener operates 95% of Argentina’s high voltage electricity lines.

The following table summarizes Transener’s main technical and financial indicators:

	2010	2011
Technical Information
Transener Transmission Lines (Km)	10,613	11,664
Transba Transmission Lines (Km)	6,110	6,110

Financial Information*
Net Sales	583.8	628.3
EBITDA	218.6	137.0
Net Income	23.2	(68.3)

Net cash flow provided by operating activities	93.5	47.8
Net cash flow used in investment activities	(52.8)	(78.6)
Net cash flow used in financing activities	4.1	60.5

Current assets	253.9	307.8
Non-current assets	1,712.9	1,651.8
Total Assets	1,966.8	1,959.6
Current liabilities	198.4	162.1
Non-current liabilities	642.5	742.8
Total Liabilities	840.9	904.9
Minority Interest	43.5	40.5
Shareholder’s Equity	1,082.5	1,014.2

* Amounts taken from the consolidated annual financial statements, stated in millions of Pesos.

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Operation and Maintenance

Argentina’s Extra High Voltage National Interconnected System operated and maintained by Transener is being subjected to growing solicitations. This year 2011 the winter peak has been exceeded and the maximum capacity demand was 21,564 MW in August due to a cold wave that hit the country. Despite the high solicitations in the system, the service quality has been totally acceptable throughout the year 2011 for the values required from a company such as Transener, which has finished the year with a Failure Rate equal to 0.33 failures per every 100 kilometers of line. It should be pointed out that this rate shows an improvement compared to 2010 which was 0.35, fully in consistence with international parameters accepted for companies which operate and maintain extra high voltage transmission systems.

The following chart illustrates the rate of failures related to the service provided by the Company:

Rate of Failures

(Rate per 100 km of 500 kV lines)

Source: Transener.

Investments

Transener continued with a plan of investments to ensure the operational capacity of the system and invested funds for about of AR$71 million in 2011, included committed investments.

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The following chart illustrates Transener’s investments:

Transener’s Annual Investment

1999 - 2011

Note: includes committed investments

Source: Transener.

Business Development

Services Related to Electricity Transmission

During 2011 the Company continued with its activities consisting in operation, maintenance and other services to customers in the private sector who own transmission facilities both for their private use and as public utilities (Independent Transmission Companies and International Transmission Companies). Concerning the aggregate services agreements, all the necessary proceedings have been carried out for maintaining the actual values of Transener’s remuneration.

At the end of the fiscal year, the facilities served by Transener under these agreements include:

•           3,169 km of 500 kV lines;

•           210 km of 220 kV lines;

•           38 km of 132 kV lines.

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Engineering Services - Works

In relation with the works for expanding the electricity system, Transener has focused its activities in those works in respect of which it has competitive advantages, prioritizing the works to be executed in the 500 kV system.

The execution of a major program of works to expand the transmission system has resulted not only in the growth of operation and maintenance services but also in significant demand for other services, such as: preparation of bid documentation, electrical studies, implementation of control systems over generation and demand (Automatic Generation Disconnect systems and Automatic Demand Disconnect systems), trials and commissioning for electrical substations.

For the new Atucha II Electrical Substation owned by Nucleoeléctrica Argentina S.A. (“NASA”), the new transpositions on both sides of the station were built. The works were executed in three stages, with minimum cuts during weekends, and ended satisfactorily.

Also in this station, the safety, carrier-wave communications and related Automatic Generation Disconnect systems were conditioned. Stage II tests are now being carried out, and once they are completed, the Atucha II Power Plant will start operations, scheduled for the end of 2012.

During this fiscal year, the technical bid documents for the interconnection of the new Santiago del Estero 500 kV Electrical Substation were drafted, and the necessary studies were made and required documentation was prepared for accessing the Argentine Interconnected System.

At ENARSA’s request, the engineering design and bid documents were developed for the interconnection of the Ensenada and Hudson Electrical Substations through 132 kV buried armored cables. Also for ENARSA, the technical bid documents were drafted for the new capacitor banks at Transener’s Puerto Madryn Electrical Substation.

Besides, the works in relation to the implementation of the Northern Integrated Automatic Generation Disconnect system were completed. These works comprised the studies, the assembly of control and communications equipment and the commissioning of the new automation, which works had been covered by an agreement between INTESAR and LINSA. By the end of October, 100% of the works had been completed.

The tests and startup of the Río Diamante Electrical Substation in the Comahue-Cuyo line were completed. To this end, OCASA, as subcontractor entrusted with the construction, hired Transener for the performance of the said works.

The number of oil tests performed by Transener’s chemical laboratory at the request of third parties has been noteworthy, reflecting the trust placed on it when it comes to ensuring the integrity of valuable equipment such as power transformers and reactors.

Communications

The supply of infrastructure services to several communications companies, which comprise both the assignment of dark fiber optics over the system owned by the communications company (Fourth Line) as well as leases of space in the microwave stations and in their antenna-supporting structures continued during 2011. The increasing demand from mobile communications companies has led to a significant increase in these revenues both in terms of volumes and higher prices.

Additionally, Transener continued to supply operational communications and data transmission support services to the electricity market agents.

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Financial Situation

Given the uncertainties surrounding Transener and Transba’s tariff schemes, the criteria governing their treasury activities has been prudent in 2011, aimed to ensuring network operation through optimized cash management in order to reduce risks and improve coverage and performance.

In this sense, in view of the fact that at the beginning of 2011 the conditions in the international capital markets were favorable and that the principal amortization of Transener’s Series 1 Notes will start in 2013, Transener decided to refinance such Notes and extend maturity terms. Therefore, Transener issued Series 2 Notes for a total amount of US$100.5 million, due on August 15, 2021.

In addition, in February 2011, Transener renewed its credit facility with Banco de la Nación Argentina for AR$30.0 million for a total term of 2 years, which was prepaid in October 2011 in line with Transener’s financial strategy. On the other hand, Transener renewed and increased during October 2011 an overdraft facility with Banco de la Ciudad de Buenos Aires in an aggregate amount of AR$52.0 million for a one year and a half term.

Moreover, during December 2011, Transener repurchased outstanding Series 2 Notes for a face amount of US$2.0 million, which are currently held in its portfolio.

As a result of the transactions made during this fiscal year, the net financial debt as of December 31, 2011 amounts to US$156.5 million in principal, and Transener shall not have any considerable refinancing needs until the year 2021.

In relation to Transener’s risk rating, Standard & Poor’s maintained its domestic ratings at “raBBB+” stable and its global rating at “B-“ stable in foreign and local currency.

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7.3 |  Electricity Distribution

Pampa’s electricity distribution assets include its interests in Empresa Distribuidora y Comercializadora Norte S.A., Empresa Distribuidora de Energía Norte S.A., Empresa Distribuidora de Electricidad de La Rioja S.A., Empresa Distribuidora San Luis S.A. and Empresa Distribuidora de Electricidad de Salta S.A.

The following table summarizes the electricity sales and customers of Pampa’s electricity distribution assets:

							Variation
Type of Customer	2011			2010			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
Residential	9,823	38%	3,121,821	7,796	40%	2,325,574	26.0%	34.2%
Commercial	3,894	15%	445,042	3,177	16%	329,642	22.6%	35.0%
Industrial	5,106	20%	13,997	3,378	18%	5,816	51.2%	140.7%
Wheeling System	4,985	19%	948	3,891	20%	643	28.1%	47.4%
Others
Public Lighting	887	3%	6,543	654	3%	21	35.7%	NA
Shantytowns and Others	954	4%	511	397	2%	372	140.1%	37.4%

Total	25,649	100%	3,588,862	19,292	100%	2,662,068	33.0%	34.8%

The following table shows Pampa’s market share in the electricity distribution segment in 2011:

Total Electricity Distribution 2011

100% = 91,210 GWh

Source: CAMMESA.

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Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”)

Edenor is Argentina’s largest electricity distributor in terms of customer portfolio and electricity sold (measured both in GWh and in Pesos). Edenor has been granted a concession to distribute electricity on an exclusive basis in the northwest of Greater Buenos Aires and in the north of the City of Buenos Aires, which spans over 4,637 square kilometers and has approximately 7.5 million inhabitants.

The following chart summarizes Edenor’s main technical and financial indicators:

	2010	2011
Technical Information
Transmission and distribution lines (Km)	35,855	36,156
Number of customers (millions)	2.7	2.7
Energy sales (GWh)	19,292	20,097
Financial Information*
Net Sales	2,173.6	2,280.9
EBITDA	272.9	(31.9)
Net Income	(49.1)	(435.4)

Net cash flow provided by operating activities	526.9	502.3
Net cash flow used in investment activities	(381.3)	(1.127.7)
Net cash flow used in financing activities	302.9	48.9

Current assets	1,153.8	1,075.3
Non-current assets	3,773.5	4,291.7
Total Assets	4,927.3	5,366.9
Current liabilities	786.5	1,075.8
Non-current liabilities	2,390.9	2,976.6
Total Liabilities	3,177.4	4,052.4
Shareholder’s Equity	1,749.9	1,314.5

* Amounts taken from the annual individual financial statements in millions of Pesos.

The volume of the energy distributed in Edenor’s area during 2011, which includes sales of energy and from the wheeling system, was 20,097 GWh. Energy purchases to meet this demand amounted to 23,004 GWh, which represents a 4.3% increase compared to 2010. During 2011 a total of 47,438 customers were connected, which represents a 279 MW increase in contracted capacity.

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Commercial Area

Energy demand recorded a year-on-year increase of 4.3% in 2011. Residential demand, in addition to large demands, played a leading role in this process due to its year-on-year increase of 4.4% and its high share in the total volume of demand (40.5%). High demands performance is to be highlighted, the share of which is similar to residential users (37.8%) and showed a year-on-year increase of 4.5%.

Large Users

As mentioned above, the growth in large demands during 2011 was 4.5%. This figure results from an increase in the energy demanded under tariff 3 (“T3”) of 1.9% and an increase in the energy demanded by the wheeling system of 6.8%. During 2011, 190 T3 clients and 39 large users were connected.

Again, in the framework of Resolution SE 1,281/06, Edenor contracted the supply of capacity and base and plus electricity on behalf of twenty-eight new customers and renewed its contracts with two other customers.

In September 2011, the new CC&B commercial system for managing T3 customers was launched.

Energy Losses

Despite the 2011 energy recovery program, loss rates could not be reduced compared to 2010.

During the winter season several kinds of home-made devices with high power consumption continued to be used in poor homes without access to the natural gas network for room and water heating purposes. The massive, simultaneous use of such devices during the winter season generates high demand rates in the network. The factors that influenced on the increase in total losses included the theft of energy in these neighborhoods and the increase in technical losses.

The Company continued to work on the most significant fraud cases involving clients from the non-poor segment with the support of a law firm and in establishing new technological criteria for reducing the installations’ vulnerability. As regards the recovery of energy, a regularization of 3,000 clandestine clients and 5,500 inactive customers was processed. In addition, 110,000 inspections were conducted involving adaptation and reinforcement of casings and the regularization of networks and connections.

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The following chart illustrates the performance of Edenor’s energy annual loss rates from the beginning of this management:

Energy Losses: Rolling Annual Rate (%)

Source: Edenor.

Investments

Investments during 2011 amounted to AR$430.6 million. It must be noted that the recovery in the level of investments compared to the years following the 2002 crisis has continued.

To meet the increased demand above mentioned, most of the investments were applied to an increase in the structures available at the sites and to the connection of the new supplies. Edenor’s efforts in containing fraud and delinquency indicators and in maintaining its service and product quality continued, and it made major investments for the protection of the environment and implemented outdoor safety measures, as described in the relevant paragraphs of its Annual Report.

Edenor’s historical investments from the start of its activities in 1992 until 2011 amount to AR$3,682.5 million.

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The annual and accumulated investments are illustrated in the following charts:

Edenor’s Annual and Accumulated Investment

Financial Debt

As of December 31, 2011, Edenor’s total financial indebtedness amounted to AR$1,248.9 million, including accrued interest for AR$28.9 million. Compared to the previous year, financial indebtedness net of cash and cash equivalents and short-term investments increased by AR$736.6 million (179%) as a result of the permanent investments made. The profile of the Company’s current indebtedness points to an average maturity of approximately 9.6 years and to an average interest rate estimated at 10.1%.

In relation to ratings, on September 27, 2011, Standard & Poor’s placed the rating of Edenor’s Note programs on review, and granted a “raBB+” rating with stable outlook at the national scale to its US$600 million Notes due 2016, US$220 million Notes due 2017 and US$300 million Notes due 2022. In turn, Moody’s Latin America maintained its “B2” rating at the global scale and an “A1.ar” rating at the national scale, with stable outlook, for the various classes of notes issued by Edenor.

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Empresa Distribuidora de Energía Norte S.A. (“Eden”)

Eden distributes and sells electricity in the northern and central region of the Province of Buenos Aires, over an area of approximately 109,141 square kilometers, serving mainly industrial customers located in the northern region, urban customers in the central region and rural customers in the western region of the Province. Eden has a concession agreement with the Government of the Province of Buenos Aires that expires in 2092.

The following table summarizes Eden’s main technical and financial indicators:

	2010	2011
Technical Information
Transmission and distribution lines (Km)	17,780	17,992
Number of customers (millions)	0.33	0.34
Energy sales (GWh)	2,650	2,785
Financial Information*
Net Sales	467.2	592.6
EBITDA	111.0	163.6
Net Income	33.3	72.2

Net cash flow provided by operating activities	137.2	103.9
Net cash flow used in investment activities	(56.7)	(63.4)
Net cash flow used in financing activities	(85.6)	(77.1)

Current assets	170.8	179.2
Non-current assets	783.0	804.9
Total Assets	953.8	984.1
Current liabilities	282.0	348.0
Non-current liabilities	144.1	67.8
Total Liabilities	426.1	415.9
Shareholder’s Equity	527.7	568.3

* Amounts taken from the annual financial statements in millions of Pesos, for the full fiscal years 2011 and 2010.

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Commercial Area

The year 2011 saw an increase in energy sales of 5.3% compared to 2010, reaching a total of 2,785 GWh, mainly driven by demands from the medium and industrial segments, which increased 11.9% and 5.9% in terms of energy sold, respectively. Both segments account for 33% of the total sales volume. In addition, the demand for energy also recorded a year-on-year increase of 5.6% in 2011. The maximum capacity supplied was recorded in July 2011, and it reached 532 MW, hitting a historical record.

Energy Losses

In 2011 total energy losses (both technical and non-technical) represented 10.4% of the demand. Non-technical losses were slightly lower than in the previous year, ending 2011 at 2.3% as compared to 2.5% recorded in 2010.

During 2011, the non-technical loss reduction plan started in 2004 was continued. Concerning the commercial policies, progress was made in the harmonization of operating actions, detection methods and treatment of fraud and illegal connections. In addition, the commercial system continued to be used for recording and analyzing all actions and results of the referred plan. Therefore, the implementation of these plans has resulted in the addition of 1,199 active customers that were not metered and the recovery of 8.1 GWh of energy.

Investments

In 2011, Eden made total investments for AR$66.6 million, allocated to the execution of works in the distribution system on the one hand, and to improve the vehicle fleet, IT equipment and corporate buildings on the other. The most important works include the power transformer facilities in Baradero, Bragado, and Carlos Casares, and the repowering of the electrical substations in Lincoln, Rojas and Saladillo, among other investments made.

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Empresa Distribuidora Eléctrica Regional S.A. ("Emdersa")

Emdersa is a holding company whose main assets are three electricity distributors located in the north of Argentina and a 30 MW thermal plant:

•           Edesa (distributor of the Province of Salta);

•           Edesal (distributor of the Province of San Luis);

•           Edelar (distributor of the Province of La Rioja); and

•           EGSSA (Central Térmica Piquirenda)

The supply area is 321,916 square kilometers, serving a population of approximately 2 million inhabitants.

The following table summarizes Emdersa’s main technical and financial indicators:

	2010	2011
Technical Information
Transmission and distribution lines (Km)	26,971	27,954
Number of customers (millions)	0.53	0.55
Energy sales (GWh)	3,737	3,853
Financial Information*
Net Sales	740.1	871.4
EBITDA	189.2	205.6
Net Income	49.6	42.2

Net cash flow provided by operating activities	157.0	228.2
Net cash flow used in investment activities	(192.3)	(187.4)
Net cash flow used in financing activities	27.1	(18.9)

Current assets	203.3	242.8
Non-current assets	1,100.9	1,224.2
Goodwill	0.6	0.5
Total Assets	1,304.8	1,467.5
Current liabilities	284.0	516.7
Non-current liabilities	299.0	185.9
Total Liabilities	583.0	702.7
Minority Interest	20.9	22.1
Shareholder’s Equity	700.9	742.7

* Amounts taken from the annual consolidated financial statements in millions of Pesos, for the full fiscal years 2011 and 2010.

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Commercial Area

During 2011, the annual energy demanded by Emdersa’s operating companies recorded a 3.5% increase as compared to 2010. The higher consumption in the areas under concession was mainly due to the increased supply to the residential and commercial segments. Both sectors account for 56% of the total sales volume. The energy delivered to Large Users reached 698.7 GWh, an increase of 4.7% compared to 2010.

Energy Losses

Energy losses, in terms of Emdersa’s rolling annual average, were 11.2%. During 2011, network renovation works were performed in informal settlements that lacked electricity services, with special focus on preventing electrical accidents by third parties.

The fraud detection actions carried out in 2011 resulted in total energy recoveries of 6.1 GWh.

Investments

During 2011, Emdersa made fixed asset investments for a total of AR$189.9 million. The works performed used state-of-the-art technology aimed at maintaining the highest quality, safety and environmental preservation standards and complying with the applicable regulations in force.

Maintenance works were performed in the electrical substations. The medium and low voltage system also went through overhauling works, which mainly comprised new medium and low voltage lines and the construction and repowering of transformer centers.

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7.4 |  Other Businesses

Petrolera Pampa S.A. (“PEPASA”)

Petrolera Pampa was born with the main objective of participating in the Gas Plus Program sponsored by the Government to encourage investments in the industry. Main projects are summarized as follows:

Petrolera Pampa’s Projects

Investment Agreement with Apache

In December 2010, PEPASA entered into an investment agreement with Apache to jointly engage in the development and exploitation of unconventional gas reservoirs.

The partnership with Apache is expected to produce 700,000 m3 per day of unconventional natural gas for a term of three years, intended to be sold to CTLLL under the scope of the Gas Plus market. The gas production derives from reservoirs with low permeability at the Anticlinal Campamento and Estación Fernández Oro blocks, in the provinces of Neuquén and Río Negro, respectively.

The preliminary drilling plan envisaged to maintain the target production volume during the three-year term included 30 wells. PEPASA’s share in the necessary investments required to develop such gas production is 15% (initially estimated at approximately US$20 million), plus operating expenses, thus allowing PEPASA to obtain its proportional participation in the production. To date, the investments under this agreement amount to US$12.4 million, and there are 16 productive wells. Although the target production volume has been exceeded (the daily average production in 2011 was 926,000 m3 per day) we estimate that the investment plan originally foreseen should continue if such target production level is to be maintained.

Investment Agreement with Petrobras Argentina S.A.

As detailed in Section 6.9.3 of this Annual Report, PEPASA signed an investment agreement with Petrobras for the “El Mangrullo” field, under which Pampa will acquire 43% of the right to freely dispose at the wellhead, commercialize and process the hydrocarbons obtained from wells to be drilled in the area mentioned above.

Under such agreement, PEPASA has agreed to invest initially up to US$16 million to drill four wells. To maintain the total target production of 400,000 m3/day of natural gas under the Gas Plus Program during the four-year term, the total drilling plan includes nine wells, representing a total investment by PEPASA of approximately US$24 million. During 2011, three wells have been drilled, two of which have been in production since August 2011, with a daily average output of 234,000 m3 per day in 2011. PEPASA plans to reach the target production volume once the third well starts production. Investments in the three wells amount to approximately US$14.2 million.

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Association Agreement between Rovella and Gas y Petróleo de Neuquén (“G&P”)

PEPASA has received from Rovella Carranza S.A. an assignment offer whereby PEPASA would be in a position to obtain a 50% of the interest in the Senillosa exploration area, situated in the Province of Neuquén, where oil and gas exploration activities will be undertaken. PEPASA has agreed to invest up to US$3.3 million to comply with the first working and investment plan for the period granted for block exploration.

During 2011, PEPASA started to carry out its investment plan. At a first stage, the area was surveyed by performing geochemistry tests, and 3D seismic were conducted over an area of approximately 132 square kilometers. To date, PEPASA has started to execute its drilling plan, which initially contemplates the drilling of three exploratory wells.

Agreement for Block Assignment with Petrolera Piedra del Águila S.A.

In the course of 2010, PEPASA advanced with the negotiation of a block assignment agreement with Petrolera Piedra del Águila S.A., whereby the latter would be assigning 100% of the ownership and rights to the blocks Los Leones, Picún Leufú Sur, Ramos Mexia and Umbral, including, principally: (i) the rights to the relevant exploration permits and/or concession for exploitation to all the blocks; (ii) information in terms of geophysical, geological, commercial, technical and operational data, and, in general, any other information or knowledge about the blocks; (iii) the movable and real property situated and used in the blocks.

The agreement is subject to the fulfillment of certain conditions precedent before it can come into force, including the approval by the Government of the Province of Neuquén. In exchange, PEPASA is obligated to undertake seismic work for approximately US$1.2 million and, at a later stage, to undertake the drilling work. Furthermore, PEPASA covenants to make a payment to the assignor contingent upon the success of the activities mentioned above as well as to pay a percentage of the future production.

Supply Agreement of Hydrocarbon Exploitation Services in “El Caracol Norte” Block

PEPASA has entered into another agreement with G&P for the supply, jointly with Rovella Carranza S.A., of hydrocarbon exploitation, development and production services in the “El Caracol Norte” area, located in the Province of Neuquén. This agreement will allow PEPASA to obtain 60% of the interest in the hydrocarbon production in the area. PEPASA has committed investments for up to US$3.7 million over a term of two years. The investments include a surface geochemistry program, reinterpretation of existing 3D seismic tests, workover of two wells and drilling of one well.

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The following charts show Petrolera Pampa’s operating performance:

Natural Gas Production, Breakdown by Agreement

Petrolera Pampa’s Share

Source: Petrolera Pampa.

Oil Production

Petrolera Pampa’s Share

Source: Petrolera Pampa.

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Transportadora del Gas del Sur (“TGS”)

TGS is the largest gas transportation company in Argentina, and it operates the most extensive gas pipeline system in Latin America. In addition, it is leader in the production and sale of natural gas liquids (NGLs) for the domestic and export markets. It carries out this business from the General Cerri Complex, located in Bahía Blanca, Province of Buenos Aires. Moreover, TGS provides natural gas integral solutions, and since 1998 it has entered the telecommunications business through its controlled company Telcosur S.A.

In 2011, Pampa acquired all the defaulted debt of CIESA, TGS’ controlling company, as well as a 10% equity interest in CIESA through EPCA. Such shareholding interest entitles us to the following rights, among others:

•           Appointment of one director in CIESA and TGS;

•           Appointment of the Vice Chairman in CIESA and TGS;

•           First refusal right in CIESA; and

•           Approval of CIESA’s and TGS’ annual budget.

The following table summarizes TGS’ main technical and financial indicators:

	2010	2011
Technical Information
Gas Transportation
Average firm hired capacity (in million m3 per day)	80.0	80.8
Average deliveries (in million m3 per day)	62.8	65.8
Liquid production and commercialization
Total liquid production (in thousand tons)	894.7	853.7
Gas processing capacity (in million m3 per day)	46.0	46.0
Storing capacity (in tons)	54,840	54,840

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	2010	2011
Financial Information*
Net Sales	1,653.0	1,853.9
EBITDA	571.3	766.2
Net Income	133.1	230.7

Net cash flow provided by operating activities	320.5	440.4
Net cash flow used in investment activities	(142.8)	(277.4)
Net cash flow used in financing activities	(113.3)	(905.9)

Current assets	1,471.7	878.8
Non-current assets	4,139.6	4,145.3
Total Assets	5,611.3	5,024.1
Current liabilities	574.1	575.3
Non-current liabilities	2,338.4	2,495.4
Total Liabilities	2,912.5	3,070.7
Shareholder’s Equity	2,698.8	1,953.4

* Amounts taken from the annual financial statements in millions of Pesos, for the full fiscal years 2011 and 2010.

Description of Business Segments

Regulated Segment: Gas Transportation

In 2011, revenues from this business segment amounted to AR$575.6 million, an increase of AR$24.6 million compared to AR$551.0 million recorded in 2010. The increase is explained by the effect of the full year’s revenues generated as a result of the operation and maintenance of the expansions commissioned in 2010 and new revenues from the increased firm capacities commissioned in 2011, all of them under the Gas Trust Program.

In this regard, in 2011 new offers for firm transportation services became effective, for an additional volume of 2.8 million m3 per day associated to the partial commissioning of the expansion works carried out under the Gas Trust Program. This additional volume, combined with the capacities allocated during previous years, total 8.7 million m3 per day.

Non-Regulated Segment: Production and Sale of Liquids

In 2011, revenues from this segment accounted for 64% of TGS’ total revenues, and increased by AR$168.8 million, from AR$1,010.4 million reported in fiscal year 2010 to AR$1,179.2 million in 2011. This increase in revenues is mainly explained by the rise in the international prices of liquids, which climbed from 15% to 24% as compared to those invoiced in 2010.

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The amount of tons produced in 2011 was lower than in the previous years, and implied a reduction in the amounts of tons sold. The lower output was caused by scheduled maintenance plant shutdowns that extended for longer terms than expected and increased cuts in the processing of natural gas required to ensure natural gas supply to the domestic market during the winter season.

Sales of Liquids, Breakdown by Destination Market

2005-2011

Non-Regulated Segment: Other Services

This segment, which accounted for 5% of TGS’ total revenues in 2011, mainly consists of midstream and telecommunication services. Revenues for 2011 were higher than in 2010, principally due to the revenues derived from management services related to the expansion works started in 2006 under the Financial Trust Program, currently in progress.

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8.         Human Resources

During fiscal year 2011 the Human Resources area made effective progress towards optimizing controls and improving payroll processes, successfully incorporating CPB, HINISA and HIDISA that became part of the centralization process, in addition to Pampa Generación Headquarters and CTLLL. The objective for 2012 will be to incorporate CTG into the centralized procedures, therefore completing a complex integration process of settlement of different collective agreements.

The Compensation and Benefit area at the Central Administration maintained the criteria of adjusting salaries for inflation twice a year based on information contributed by top consulting companies. At the level of the plants, in contrast, salaries were adjusted based on the outcome of the negotiations between management and the unions. In addition, very significant benefits were included in connection with all maternity events arising in the company (financial support for daycare centers, home office, and reduced working hours).

During 2011, the Training area organized workshops on the use of the 360 degree performance assessment system for managers and directors and on mentoring and coaching. Sessions were also held about the country and the region’s outlook.

In the Development area, it was launched the first edition of the Young Engineers Program, which seeks to develop high-potential young engineers capable of taking on growing responsibilities in the future in order to accompany the strategic development of the business and to provide succession planning resources so that key positions may be filled in as soon as the organization’s expected and unexpected growth so require. The program was successfully carried out and it ended up with the candidates finally joining the organization in late 2011.

For the year 2012, Human Resources will continue to align Pampa with policies and practices applied by top market companies, achieving our employees’ commitment to the Company and its strategic objectives whilst creating an excellent work environment.

The main challenges will be to consolidate the changes made in the field of Development, incorporating a more effective technological frame to the different processes, implementing a specific plan for young engineers in order to ensure the necessary support for the different operations, and at the trade union level, maintaining low conflict levels in each Province and reaching satisfactory agreements for all parties involved.

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9.         Corporate Responsibility

We see Corporate Responsibility as a strategic management model that contemplates the financial, social and environmental aspects associated with the development of our business, with a view to improving our performance, the relations with our stakeholders, and the risk profile vis-à-vis investors and suppliers.

Our goal is promote the consolidation of Corporate Responsibility in a transversal manner by implementing a comprehensive strategic process, as an advantage for sustainable management, adopting high international standards and generating value for the various stakeholders with whom we interact: investors, employees, the community and suppliers.

In Pampa Energía we continuously seek to provide a quality service to our customers through transparent management, in harmony with the communities where we operate and respecting the environment. The actions undertaken by Fundación Pampa Energía aspire to formalize a process of true development and growth. Our interventions in the different communities seek to promote education as a cornerstone of development.

9.1 |  Corporate Responsibility Actions by Pampa Energía

It is through Fundación Pampa Energía that we honor our commitment to society beyond the satisfaction of its demand for electricity and into the realm of improvements in the quality of life of our employees, their families and the communities where we operate.

Scholarships for More Energy (“Becas por Más Energía” in Spanish)

Pampa Energía grants scholarships to university students of Electrical Engineering at Instituto Tecnológico de Buenos Aires (“ITBA”). The main objective of this Program is to promote the integral formation of professionals in the energy sector.

This is a great opportunity to allow access to university level education to both the children of employees of our subsidiaries and to the young people from communities in which Pampa Energía acts.

During 2011 we received over fifty applicants who went through a personal, professional and academic profile evaluation process. To date we have fifteen scholarship holders, seven of whom are also beneficiaries of an additional allowance for personal expenses.

At present, students holding scholarships granted by Fundación Pampa Energía work in the company, thus supplementing their studies with hands-on experience in their future profession.

In a joint effort with the ITBA, we will continue betting on the education of future generations and on the strengthening and sustainability of the energy sector, as key pillars for the development of society.

Building Education with Energy Contest (“Construyendo Educación con Energía” in Spanish)

By sponsoring a contest of solidarity projects for Company employees, we aim at reinforcing and improving education in cities where our employees live and work, stimulating their commitment to the needs and to the institutions in their communities and consolidating their sense of belonging to the Company.

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The contest is implemented through an invitation to employees to submit proposals related to subjects such as school reinsertion and dropout prevention, education quality improvement, IT equipment, literacy, school support, improvement of building infrastructure, scholarships, among others. The initiatives are implemented jointly with a community institution (social organizations, schools, clubs, among others). Therefore, collaborators become committed and participate in the definition of Pampa Energía’s social investment through its Foundation.

In the last and fourth edition 91 projects were submitted, 24 of which were selected as winners for considering that they were of vital importance to the community. The principles taken into consideration were innovation, commitment and sustainability of the initiatives.

The Energy Researchers Program (“Los Investigadores de la Energía” in Spanish)

This new Program provides a space to foster youths’ interest in technical education and in courses of studies related to science and technology in the early stages of learning. The Program is carried out in primary and secondary schools, in a workshop format and it is targeted to boys, girls and youths in the 8-15 year range.

The teachers in charge of these workshops rely on novel teaching resources to help them develop matters concerning the subjects in the official curricula. In addition, the students are provided with “The Box of Experiences”, a kit of supplies and tools to experiment with, assemble, disassemble, create and “live science”.

In 2011 we ran a pilot test in 10 educational institutions from all our areas of influence and our first evaluation showed that the program had had a very positive impact. Based on such outcome, we introduced some improvements and are now ready to effectively start the program in April 2012 in more than 100 schools.

9.2 |  Main Corporate Responsibility Actions by Edenor

One Hundred Books for Our School (“Cien Libros para Nuestra Escuela” in Spanish)

One Hundred Books for our School is an educational program by Edenor aimed at primary schools located in regions in the concession area with unmet basic needs. Schools are invited to take part in a contest of posters and mock-ups (for students in the fifth and sixth grades of elementary school) about different matters related to electricity. The winning schools receive a library with more than 100 books each, backpacks and school supplies. Edenor coordinates the program with the municipalities, and in 2011 it worked in Hurlingham, Ituzaingó, La Matanza and Merlo.

Since its inception in 1995, almost 88,000 books and over 300 computers have been donated under the program.

Connection to the Future (“Conexión al Futuro” in Spanish)

The “Connection to the Future” program consists in a daily visit to primary schools in the concession area, staging an educational and interactive workshop on electric power. In 2011 around 150 schools in the municipalities of Escobar, Malvinas Argentinas, Morón, San Fernando, San Miguel and Tigre participated, and the play was seen by more than 80,000 children.

In the play children learn about electricity and its history, its origins and how it reaches our homes, the safety measures we must apply and its efficient use. All of a school’s students take part in the activity and at the end of each workshop a booklet is handed out to each participant containing further information on each of the discussed subjects.

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The program was launched in 1998, and throughout its thirteen years of existence 2,200 schools have been visited and over 1,090,000 students have attended its workshop.

Other programs by Edenor include: Homes for More Energy (“Casas por + Energía” in Spanish), A Marathon for Solidarity and Solidarity Billing Campaigns, among others. For more information, see Edenor’s 2011 Annual Report.

9.3 |  Main Corporate Responsibility Actions by Transener and Transba: Social Projects in Permanent Execution

Engineering School – National University of Comahue

Assistance in calibration of voltage, current and energy, measuring devices belonging to the University in the company’s laboratories.

Garrahan Hospital Foundation

Implementation of the Paper Recycling Program of the Foundation was continued in the Head Office and Ezeiza. At the date of this Annual Report, 14,182 kilograms of paper had been collected.

Santa Teresita School

This project is aimed at raising awareness in the Henderson community about the need to classify waste at its origin and protecting the environment through conferences at the school. Moreover, classified garbage is collected periodically by Transener teams and personnel.

CILSA “Sports Initiation School”

During 2011 Transener cooperated with CILSA, a non-profit organization whose main purpose consists in disseminating and fostering adapted sporting and entertainment activities as a means for social insertion and personal development for persons with disabilities.

UTN Bahía Blanca

In its Bahía Blanca campus, Universidad Tecnológica Nacional (“UTN”) provides theoretical and practical training about substations to the students attending the last year of the course of studies for the degree in electrical engineering and allows them to carry out two practices at the lab and to visit different Transener premises in order to show them, on the site, what they have been studying.

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10.     Information Technology

When it comes to Systems and Communications, in 2011 the area undertook the maintenance, implementation and innovation tasks according to the area’s budget and strategic plan. Work continued with the IT Committee to ensure that there was alignment between the objectives pursued by Systems and those pursued by the business and that the standards and procedures were in place to guarantee application of the SOX controls:

The following are the most relevant projects implemented in the year:

•           Transactional:  Implementation of improvements in the payments and collections procedures, electronic invoicing in some subsidiaries, ERP and a system of real-time operations at Central Térmica Piquirenda. Implementation of management tools for the areas of Compliance, Internal Audit and Human Resources;

•           Relational: Selection of a CRM platform and Portal for managing customer relationship procedures and contacts, as well as in the processes to purchase and sell energy and gas;

•           Business Intelligence: We continued with the implementation of management reports, and in 2011 we dealt with the needs in the Procurement, Treasury and Management Control and Electricity Dispatch areas; and

•           Technology and Communications: Acquisition of IT equipment in order to do a partial replacement of the entire IT infrastructure and an upgrade of the operating system.

Throughout 2012 we will continue to make progress in the execution of the Strategic Plan.

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11.     Environmental Management

The professional teams charged with care for the environment, safety, occupational health and quality at each plant demonstrated in 2011 the extent of their commitment to the Company’s vision by delivering on the improvement actions established in their annual action plans.

The generation plants undertook their usual industrial activities handling all their waste in accordance with the applicable laws and regulations, without significant spills of hazardous substances and maintaining the certifications of their respective management systems after going through the audits conducted by their certifying bodies throughout the year and executing the infrastructure works and seeing that the necessary items were installed in order to best comply with the ISO 14001 Environment standards, the ISO 9001 Quality standards and the OHSAS 18.001 Occupational Safety and Health standards.

As a part of the process to improve environmental management, there will be a reformulation of the environmental indicators that are a part of the management scoreboard, with the IRAM 14.031 standard as a benchmark for Environmental Performance Assessment. A major milestone is that those in charge of managing the generation plants drafted a unified environmental management policy for the Company.

As shown by the analysis of our annual environmental actions, we have been efficient in meeting the targets as reflected by the re-certification of all the Environmental Management Systems awarded by the respective certifying organizations.

The Company was actively involved, through the Argentine Electricity Generators’ Association (in Spanish “Asociación de Generadores de Energía Eléctrica de la República Argentina, AGEERA”), in the analysis of the legislative bill being endorsed by the ENRE about procedures for measuring and recording emissions into the atmosphere.

The generators whose cooling systems interact with the water bodies in the vicinity of their premises by taking water and releasing industrial effluents comply with provincial laws and regulations that mandate permanent measurements and controls, which corroborates that the contents of the effluents observe the maximum limits permitted by the law in accordance with the monitoring schedules and the mitigation measures arising from their respective Environmental Impact Studies.

The specific training plans concerned with care for the environment, safety and occupational health have been satisfactorily complied with, and the number of employees who have certified skills is growing. The crossed audits conducted by internal auditors over the different plants continued to endorse the transfer of knowledge to our auditors in matters associated to the operation of other plants, which delivers synergies in the detection of new findings that are useful to improve the profile and performance in the environmental and safety matters in each plant, contributing to management.

Central Térmica Loma de la Lata

In 2011, CTLLL was incorporated into the water-taking and effluent-release controls, and now the permanent monitoring plans underway in some of the other thermal stations are being administered at CTLLL as well.

The commissioning of the combined cycle at CTLLL in November 2011 entailed a substantial contribution to the environment as it improved its efficiency by 46% and resulted in a significant decrease in the temperature of the gas turbines’ exhaust fumes released into the atmosphere. During 2012, CTLLL will start to apply its procedures in the field of care for the environment, safety, occupational health and quality matters to the operation and maintenance of the combined cycle system.

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Central Térmica Piquirenda

Pampa has been operating CTP since May 2011. This plant is made up by ten combustion engines fed by natural gas. Its environmental performance is seen as outstanding because its specific caloric consumption and emissions are those of cutting-edge equipment and they deliver the additional advantage of not generating liquid effluents. The Environmental ISO 14.001 standard for CTP has been certified within the terms imposed by ENRE. In 2012, it will be the Quality ISO 9.001 standard and the OHSAS 18.001 Occupational Safety and Health standard that will be certified.

Central Piedra Buena

As a result of compliance with its medium-term plans for replacing its mechanical equipment and having its personnel attend technical training sessions, CPB will attain operational improvements that will have a positive impact on the decrease of the level and quantity of operational noises that have been identified as harmful to the environment.

Central Térmica Güemes

CTG conducted environmental assessments of the works already completed and of some other works that were planned to increase occupational safety and health and minimize the possibility of environmental impact. The works that were completed were those related to improving access to the plant, modifications in the administrative building and the warehouses for chemical products, and the works recently started are those related to the warehouse for oils and paint, as well as the sound barrier for the gas plant.

Hidroeléctricas Los Nihuiles y Diamante

Hydraulic power stations adapt their facilities to comply with current requirements, which call for major investments to afford personnel operational security, improving the environmental profile and industrial safety: installation of a new fire extinction system at the Diamante system, the construction of fire stop walls for power transformers at Nihuil 2, fall-arresting rails at the Agua del Toro dam and construction improvements for noise reduction at Nihuil 1. In addition, investments were made in engineering solutions to decrease risks of collapses through a study of slopes in the access ways to Agua del Toro, plus the project for a new route for the access way to the Nihuil system.

To help to maintain the fish fauna in the hydro Nihuil and Diamante power plants’ dam reservoirs, 400,000 silverside embryos (Odontesthes bonariensis) were seeded in the Diamante System dams and 300,000 embryos were seeded in the Nihuil System dams. This year work was done with the fish embryos obtained at the Fish Farming Station created at El Nihuil with the assistance of HINISA and HIDISA.

Lastly, we wish to highlight that as we are aware of the significant role we play and the influence we exert on the community where we conduct our activities, the personnel at each one of our plants, with the support of our objective of sustainable energy generation, project works and run their units with actions aimed at improving the quality of living of employees and neighbors.

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12.     Fiscal Year Results

Pampa’s businesses are primarily focused on the electricity sector, with the various legal entities in which Pampa Energía holds ownership interests taking part in the electricity generation, transmission and distribution segments.

The following chart summarizes the consolidated indices obtained during the fiscal year ended on December 31, 2011, compared to the four immediately preceding fiscal years:

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Liquidity	0.88	1.33	1.17	1.40	1.56
Creditworthiness	0.31	0.59	0.74	0.74	0.88
Immobilization of Capital	0.79	0.76	0.83	0.82	0.82
Yield	(0.33)	(0.01)	0.07	0.04	0.10

According to the nature, customer portfolio and risks involved, the following business segments have been identified amongst Pampa’s controlled companies:

•           Electricity Generation comprised by the Company’s direct and indirect interests in Central Térmica Loma de la Lata, Hidroeléctrica Los Nihuiles, Hidroeléctrica Diamante, Central Térmica Güemes, Central Piedra Buena, Powerco, Energía Distribuida, Pampa Generación and by shareholdings in other companies in the electricity generation sector.

•           Electricity Transmission comprised by Pampa’s indirect interest in Transener and its subsidiaries.

•           Electricity Distribution comprised by Pampa’s indirect interest in Electricidad Argentina, Edenor, and its directly controlled companies Emdersa and Aeseba, and their subsidiaries.

•           Holding and Others comprised by Pampa’s financial activities, holding activities, oil and gas exploration and exploitation and other supplementary businesses.

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Consolidated Results for the period January-December 2011 (in AR$ million)

Consolidated Income Statement	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2011)
Sales revenue	2,842.1	313.6	3,565.0	52.2	-	6,773.0
Intersegment sales revenue	9.2	0.5	-	3.4	(11.6)	1.5
Total revenues	2,851.3	314.1	3,565.0	55.6	(11.6)	6,774.5
Cost of sales	(2,495.4)	(251.1)	(2,799.3)	(40.7)	3.4	(5,583.1)
Gross Income	355.9	63.0	765.7	14.9	(8.2)	1,191.5
Administrative expenses	(140.2)	(51.3)	(332.5)	(43.8)	7.6	(560.2)
Selling expenses	(18.9)	-	(430.6)	(1.0)	0.0	(450.5)
Goodwill amortization	(15.2)	0.8	8.7	-	-	(5.7)
Operating Income	181.5	12.5	11.4	(29.8)	(0.5)	175.0
Financial and holding results:
Generated by assets	92.8	23.5	(686.7)	(49.1)	(38.6)	(658.2)
Generated by liabilities	(269.2)	(62.3)	(386.7)	(43.4)	39.2	(722.5)
Share profit fro associates	-	-	0.9	19.8	-	20.7
Other income and expenses, net	(14.5)	(13.0)	(25.3)	84.9	-	32.1
Income before income taxes and minority interests	(9.4)	(39.3)	(1,086.5)	(17.6)	-	(1,152.8)
Income tax	(2.3)	9.2	37.7	(4.1)	-	40.6
Minority interest	(31.3)	17.3	195.1	-	-	181.1
Net Income	(42.9)	(12.9)	(853.6)	(21.7)	-	(931.1)

Consolidated Balance Sheet	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2011)
Total Assets	3,606.1	978.3	5,638.6	1,704.2	(477.8)	11,449.3
Total Liabilities	2,334.4	509.5	4,381.0	921.1	(477.8)	7,668.2

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Consolidated Results for the period January-December 2010 (in AR$ million)

Consolidated Income Statement	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2010)
Sales revenue	2,281.3	291.0	2,173.6	0.8	-	4,746.8
Intersegment sales revenue	10.3	0.8	-	0.1	(9.5)	1.7
Total revenues	2,291.6	291.9	2,173.6	0.9	(9.5)	4,748.6
Cost of sales	(1,941.3)	(198.6)	(1,731.5)	(0.8)	2.5	(3,869.6)
Gross Income	350.3	93.2	442.2	0.1	(6.9)	879.0
Administrative expenses	(111.0)	(44.7)	(180.6)	(36.0)	6.6	(365.8)
Selling expenses	(16.4)	-	(194.5)	(0.1)	-	(211.1)
Goodwill amortization	(15.2)	0.8	(5.5)	-	-	(20.0)
Operating Income	207.6	49.4	61.5	(36.0)	(0.3)	282.1
Financial and holding results:
Generated by assets	42.2	41.2	(4.4)	(22.9)	(22.8)	33.3
Generated by liabilities	(105.3)	(47.8)	(201.0)	47.4	22.9	(283.9)
Share profit fro associates	-	-	-	-	-	-
Other income and expenses, net	17.0	(3.8)	(9.8)	2.5	0.3	6.2
Income before income taxes and minority interests	161.5	39.0	(153.7)	(9.1)	-	37.7
Income tax	(63.4)	(21.8)	25.3	(14.4)	-	(74.3)
Minority interest	(39.9)	(5.9)	35.9	-	-	(10.0)
Net Income	58.1	11.3	(92.5)	(23.4)	-	(46.6)

Consolidated Balance Sheet	Generation	Transmission	Distribution	Holding and Others	Deletions	Consolidated
(as of December 31, 2010)
Total Assets	3,560.2	982.3	5,394.8	1,503.7	(1,018.1)	10,422.9
Total Liabilities	2,051.4	482.3	3,631.5	407.5	(1,018.1)	5,554.5

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Analysis of financial results for the fiscal year ended December 31, 2011 compared to the fiscal year ended December 31, 2010

Consolidated sales revenues of AR$6,774.5 million for the fiscal year ended December 31, 2011, 42.7% higher than the AR$4,748.6 million for the same period of 2010, explained mainly by an increase of 24.4% (AR$559.7 million), of 7.6% (AR$22.2 million), of 64.0% (AR$1,391.4 million) and AR$54.7 million in the generation, transmission, distribution and the Holding and Others segments, respectively.

Consolidated cost of sales of AR$5,583.1 million for the fiscal year ended December 31, 2011, 44.3% higher than the AR$3,869.6 million for the same period of 2010, explained mainly by an increase of 28.5% (AR$554.1 million), of 26.4% (AR$52.5 million), of 61.7% (AR$1,067.9 million) and of AR$39.9 million in the cost of sales of our generation, transmission, distribution and Holding and Others segments, respectively.

Consolidated gross profit of AR$1,191.5 million for the fiscal year ended December 31, 2011, 35.6% higher than the AR$879.0 million for the same period of 2010, explained mainly by the increase in the gross profit from our generation (AR$5.6 million), our distribution(AR$323.5 million) and Holding and Others (AR$14.8 million) segments, that were partially offset by a reduction in gross profit for the fiscal year ended December 31, 2011 in our transmission segment (AR$30.2 million).

Consolidated operating income of AR$175.0 million in the fiscal year ended December 31, 2011, 38.0% lower than the AR$282.1 million recorded in the same period of 2010, explained mainly by the reduction in operating income from our generation, transmission and distribution segments (reductions of AR$26.1 million, AR$36.9 million and AR$50.1 million, respectively) which were partially offset by an increase in operating income of AR$6.2 million in our Holding and Others segment.

Consolidated net financial and holding results represented a loss of AR$1,380.7 million in the fiscal year ended December 31, 2011, compared to an loss of AR$250.6 million for the same period of 2010, explained mainly by the increase in consolidated net financial losses from our generation, transmission, distribution and Holding and Others segments (increases of AR$113.3 million, AR$32.1 million, AR$868.0 million and AR$117.0 million, respectively).

Consolidated net loss of AR$931.1 million in the fiscal year ended December 31, 2011, compared to a AR$46.6 million loss recorded in the same period of 2010, explained mainly by the losses from all of our segments: generation, transmission, distribution and Holding and Others (AR$42.9 million, AR$12.9 million, AR$853.6 million and AR$21.7 million, respectively).

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Generation Segment

Net sales from our generation business increased 24.4% to AR$2,851.3 million in the fiscal year ended December 31, 2011 from AR$2,291.6 million for the same period of 2010, mainly due to the increase in the average electricity prices added to the increase in the amount of electricity sold during the period. Net consolidated sales of the segment include sales of energy and services to other companies, eliminating the intercompany sales within the segment, and they do not include sales from Central Térmica Piquirenda, which are included within Emdersa in our distribution segment. In the fiscal years ended December 31, 2011 and 2010 energy sales were AR$2,842.7 million and AR$2,280.7 million, respectively, sales of services (by Pampa Generación) were AR$92.6 million and AR$74.7 million, respectively, and intercompany eliminations for sales of services within the segment were AR$84.0 million and AR$63.8 million, respectively. The AR$562.0 million increase in net electricity sales was mainly due to the combined effect of the increase in the average electricity prices calculated for the segment (AR$307.1 per MWh for the fiscal year ended December 31, 2011, compared to AR$285.8 per MWh for the same period of 2010, representing an increase in sales of AR$170.4 million), and the increase in the quantity of electricity sold by the segment (9,255.6 GWh in the fiscal year ended December 31, 2011, compared to 7,980.6 GWh for the same period in 2010, representing an increase in sales of AR$391.6 million).

Average electricity prices increases mainly reflect the higher fuel costs, as well as the impact by increased generation with fuel oil in Piedra Buena. The increase in the electricity sold by the segment is mainly explained by greater generation of our thermal units (especially Piedra Buena, and Loma de la Lata since the combined cycle began its commercial operations in November 1, 2011) that offset the lower dispatch of our hydro units during 2011 compared to the same period of 2010.

The following table shows net electricity sales (in GWh) from our generation plants8:

	Twelve-Month Periods ended December 31,
	2011			2010
In GWh	Net Generation	Purchases	Total Sales	Net Generation	Purchases	Total Sales
Hydroelectric
HINISA	586.2	286.5	872.7	778.0	301.6	1,079.6
HIDISA	405.9	301.4	707.3	538.1	312.9	850.9
Thermal
CTG	1,845.5	479.7	2,325.2	1,532.8	639.6	2,172.5
CTLLL	1,184.7	13.9	1,198.6	447.7	28.7	476.4
CPB	66.4	0.0	66.4	0.0	0.0	0.0
CTP*	3,434.3	717.5	4,151.8	2,646.3	754.9	3,401.1
Total	7,523.0	1,799.0	9,322.0	5,942.9	2,037.6	7,980.6
Note: All figures have been subject to rounding, so figures shown as totals may not sum.
* CTP is shown alongside our other generation subsidiaries for ilustration purposes only. Sales corresponding to CTP are included within EMDERSA in our Distribution Segment.

The cost of sales increased by 28.5% to AR$2,495.4 million in the fiscal year ended December 31, 2011 from AR$1,941.3 million in the same period of 2010, primarily due to: a 74.1% increase in cost of natural gas consumption (due to its higher average price and especially due to the increase in the volume of gas consumed during 2011, compared with 2010) ant to the 23.4% increase in the cost of fuel oil consumption (due both to the greater consumption and the average price of fuel oil used in Piedra Buena in 2011, compared with 2010); the increase in the cost of energy purchases at our hydro units of 20.7% and at our thermal units of 2.9%, the increases in personnel costs (16.7%) at our hydro units and increases in personnel costs and of third party services at our thermal units (28.3% and 98.9%, respectively). The following table illustrates main components of the cost of sales from our generation segment for the periods shown:

8 The aggregate sales do not include the physical equivalent (measured in GWh) assigned gas to CAMMESA by said power plants, under note 6.866.

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2011		2010
Hydroelectric facilities:
Energy purchases	161.2	63.5%	133.6	60.3%
Royalties	20.9	8.2%	26.9	12.1%
Salaries and social security charges	28.0	11.0%	24.0	10.8%
Fees for third-party services	2.5	1.0%	2.9	1.3%
Depreciation of and amortization	20.2	8.0%	20.2	9.1%
Spares and maintenance	11.7	4.6%	6.3	2.8%
Others	9.4	3.7%	7.9	3.6%
Total hydroelectric	253.9	100.0%	221.6	100.0%

Thermal facilities:
Liquid fuel consumption	1,187.6	53.0%	962.6	56.0%
Gas consumption	497.7	22.2%	285.9	16.6%
Energy purchases	294.5	13.1%	286.1	16.6%
Salaries and social security charges	89.2	4.0%	69.5	4.0%
Fees for third-party services	17.5	0.8%	8.8	0.5%
Depreciation and amortization	62.8	2.8%	39.9	2.3%
Others	92.1	4.1%	66.8	3.9%
Total thermal	2,241.5	100.0%	1,719.7	100.0%

Total	2,495.4	100.0%	1,941.3	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, the gross profit related to our generation segment increased by 1.6% to AR$355.9 million in the fiscal year ended December 31, 2011 from AR$350.3 million in the same period of 2010, mainly due to the higher gross profit at our thermal units that offset the lower gross profit at our hydro units. In both cases (especially at Loma de la Lata) higher electricity sales revenues offset the increased cost of sales described above. The gross margin related to our generation segment decreased by 18.3% to 12.5% over sales for the fiscal year ended December 31, 2011 from 15.3% over sales for the same period in 2010, primarily due to the fact that the higher average electricity prices did not offset the increase in the average costs of the period of our units, including the increase in personnel costs and third party service fees.

The selling expenses related to our generation segment increased 15.2% to AR$18.9 million in the fiscal year ended December 31, 2011 from AR$16.4 million in the same period of 2010. Selling expenses from our hydro units were AR$3.1 million and AR$2.4 million, whereas selling expenses from our thermal units were AR15.9 million and AR$14.0 million for the fiscal years ended December 31, 2011 and 2010, respectively. The following table illustrates the main components of selling expenses from our generation segment for the periods shown:

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	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2011		2010
Taxes, rates and contributions	10.0	52.7%	6.7	41.0%
Salaries and social security charges	3.0	16.0%	2.8	16.9%
Fees for third-party services	3.0	15.7%	5.7	34.9%
Doubtful accounts	2.1	11.1%	0.4	2.5%
Others	0.9	4.6%	0.8	4.6%
Total	18.9	100.0%	16.4	100.0%
Of which:
Hydroelectric	3.1	16.3%	2.4	14.8%
Thermal	15.9	83.7%	14.0	85.2%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

In addition, administrative expenses increased to AR$140.2 million for the fiscal year ended December 31, 2011 from AR$111.0 million for the same period of 2010, mainly due to an increase in personnel costs and social security charges. Administrative expenses from our hydro units were AR$11.6 million and AR$9.8 million, whereas administrative expenses from our thermal units were AR$128.6 million and AR$101.2 million for the fiscal years ended December 31, 2011 and 2010, respectively. The following table illustrates the main components of administrative expenses from our generation segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2011		2010
Fees for third-party services	20.1	14.3%	14.9	13.4%
Salaries and social security charges	71.7	51.1%	53.4	48.1%
Directors' and Syndics' Fees	9.8	7.0%	7.7	7.0%
Taxes, rates and contributions	7.6	5.4%	7.4	6.7%
Rental, insurance and transport	9.1	6.5%	9.7	8.7%
Others	22.0	15.7%	17.9	16.1%
Total	140.2	100.0%	111.0	100.0%
Of which:
Hydroelectric	11.6	8.3%	9.8	8.9%
Thermal	128.6	91.7%	101.2	91.1%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income related to our generation segment decreased by 12.6% to AR$181.5 million for the fiscal year ended December 31, 2011 from AR$207.6 million in the same period of 2010, mainly due to the increase in administrative expenses of our thermal units described above. The operating margin related to our generation activities decreased by 29.7% to 6.4% over sales for the fiscal year ended December 31, 2011, from 9.1% over sales for the same period in 2010, for the same reasons as those described in connection with operating income.

Financial and holding results, net, related to our generation segment represented a loss of AR$176.4 million for the fiscal year ended December 31, 2011 compared to a loss of AR$63.1 million for the same period of 2010, primarily due to losses from interest generated by liabilities (AR$189.1 million), losses generated by foreign exchange differences of liabilities (AR$76.5 million) and losses for banking taxes and expenses (AR$27.7 million), that were partially offset by gains of AR$51.8 million from interest generated by assets, AR$33.6 million from foreign exchange differences generated by assets, and AR$34.2 million from holdings of financial assets. In the same period of 2010, our generation segment recorded losses generated by net interest expenses (AR$39.1 million) and net losses generated by foreign exchange differences (AR$6.5 million). The following table illustrates the main components of financial and holding results from our generation segment for the periods shown:

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Financial and Holding Results, in AR$mm except %	Fiscal Years Ended December 31,
	2011		2010
Interest income generated by assets	51.8	-29.3%	35.6	-56.4%
Impairment of assets and investments	0.0	0.0%	0.0	0.0%
Foreign exchange differences on assets	33.6	-19.1%	20.0	-31.6%
Generated by financial instruments holding results	34.2	-19.4%	13.4	-21.2%
Generated by taxes and bank commissions	(27.7)	15.7%	(24.1)	38.2%
Other results generated by assets	0.9	-0.5%	(2.7)	4.3%
Interest expense generated by liabilities	(189.1)	107.2%	(74.7)	118.3%
Foreign exchange differences on liabilities	(76.5)	43.3%	(26.5)	41.9%
Generated by repurchases of financial debt	0.7	-0.4%	0.0	0.0%
Other results generated by liabilities	(4.3)	2.4%	(4.2)	6.6%
Total	(176.4)	100.0%	(63.1)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our generation segment recorded other expenses, net of AR$14.5 million for the fiscal year ended December 31, 2011 compared to other income, net of AR$17.0 million for the same period of 2010. Additionally, our generation segment recorded a charge for income tax of AR$2.3 million for the fiscal year ended December 31, 2011 compared to AR$63.4 million for the same period of 2010 and a charge for minority interests of AR$31.3 million for the fiscal year ended December 31, 2011 compared to AR$39.9 million for the same period of 2010.

Finally, our generation segment recorded a net loss of AR$42.9 million for the fiscal year ended December 31, 2011, compared to AR$58.1 million of net income for the same period in 2010.

Transmission Segment

Net sales related to our transmission activities increased by 7.6% to AR$314.1 million for the fiscal year ended December 31, 2011, compared to AR$291.9 million for the same period in 2010. Net regulated sales decreased by 6.9% to AR$161.7 million for the fiscal year ended December 31, 2011 compared to AR$173.6 million for the same period in 2010, mainly as a result of the lower recognition (AR$13.8 million in 2011 compared to AR$31.0 million in 2010) of cost variations during the period June 2005-November 2010, in accordance to the application of the Instrumental Agreement (dated December 21, 2010 executed by Transener, Transba, the Secretariat of Energy and the ENRE), which re-determined connection charges, transmission capacity and operation and maintenance charges, and to a reduction of AR$3.9 million in quality of service rewards, which were partially offset by a decrease in penalties for service of AR$8.5 million. Net revenues from royalties for the Fourth Line increased 15.2% to AR$58.4 million for the fiscal year ended December 31, 2011 from AR$43.3 million for the same period in 2010; mainly due to the recognition of the new royalty values, retroactive to July 2010, approved by the ENRE through Resolution 150/2011. Other net sales net increased 19.0% to AR$94.0 million for the fiscal year ended December 31, 2011 from AR$75.0 million for the same period of 2010 mainly due to the increase of AR$14.9 million due to unregulated revenues from Transener and AR$4.1 million due to unregulated revenues from Transba.

Cost of sales increased by 26.4% to AR$251.1 million in the fiscal year ended December 31, 2011 compared to AR$198.6 million for the same period of 2010, mainly due to the wage increases agreed to during 2010. The following table illustrates the main components of cost of sales from our transmission segment for the periods shown:

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2011		2010
Salaries and social security charges	132.3	52.7%	92.6	46.6%
Fees for third-party services	8.4	3.3%	7.4	3.7%
Materials for works	14.4	5.7%	7.5	3.8%
Repairs and maintenance	14.6	5.8%	11.4	5.7%
Depreciation and amortization	57.5	22.9%	57.2	28.8%
Others	24.1	9.6%	22.5	11.3%
Total	251.1	100.0%	198.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our transmission activities decreased by 32.4% to AR$63.0 million for the fiscal year ended December 31, 2011 from AR$93.2 million for the same period in 2010, primarily due to the increase in the cost of sales and the decrease in net regulated sales described above. The gross margin related to our transmission activities decreased by 37.2% to 20.1% over net sales for the fiscal year ended December 31, 2011 from 31.9% over sales for the same period in 2010, reflecting mainly lower net regulated revenues and wage increases.

We do not record selling expenses related to our transmission activities.

Administrative expenses increased by 14.8% to AR$51.3 million for the fiscal year ended December 31, 2011 from AR$44.7 million for the same period in 2010, mainly due to the higher salary expenses related to wage increases. The following table illustrates the main components of administrative expenses from our transmission segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2011		2010
Salaries and social security charges	25.4	49.5%	19.8	44.3%
Fees for third-party services	2.9	5.6%	2.5	5.5%
Depreciation of fixed assets	3.9	7.6%	3.8	8.6%
Insurance and rentals	11.9	23.2%	11.1	24.9%
Directors' and Syndics' Fees	1.7	3.4%	1.5	3.3%
Others	5.5	10.7%	6.0	13.5%
Total	51.3	100.0%	44.7	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income decreased by 74.7% to AR$12.5 million for the fiscal year ended December 31, 2011 from AR$49.4 million in the same period of 2010. The total operating margin decreased by 76.5% to 4.0% over net sales for the fiscal year ended December 31, 2011 from 16.9% over sales for the same period in 2010. In both cases the decreases are explained by increases in cost of sales not offset by increases in net regulated revenues as described above.

Financial and holding results, net, represented a loss of AR$38.8 million for the fiscal year ended December 31, 2011 compared to a loss of AR$6.6 million for the same period of 2010, primarily due to the losses from net interest expenses generated by liabilities (AR$38.7 million) and losses generated by foreign exchange differences generated by liabilities (AR$22.0 million) that were partially offset by gains from interest generated by assets (AR$19.4 million). In the same period 2010, our transmission segment recorded gains from interest generated by assets (AR$43.4 million) mainly due to the recognition of financial gains from the Instrumental Agreements (for AR$40.4 million) mentioned above. The following table illustrates the main components of financial and holding results from our transmission segment for the periods shown:

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Financial and Holding Results, in AR$mm except %	Fiscal Years Ended December 31,
	2011		2010
Interest income generated by assets	19.4	-49.9%	43.4	-652.7%
Gains on foreign exchange differences on assets	4.8	-12.5%	0.7	-10.6%
Generated by taxes and bank commissions	(4.4)	11.5%	(2.9)	44.0%
Generated by financial instruments holding results	2.7	-7.1%	0.0	0.0%
Other results generated by assets	1.0	-2.5%	(0.0)	0.3%
Interest expense generated by liabilities	(38.7)	99.8%	(37.1)	558.3%
Generated by taxes and bank commissions	0.0	0.0%	0.0	0.0%
Losses on foreign exchange differences on liabilities	(22.0)	56.7%	(10.8)	163.0%
Generated by repurchases of financial debt	0.9	-2.3%	1.7	-25.2%
Other results generated by liabilities	(2.4)	6.2%	(1.5)	23.1%
Total	(38.8)	100.0%	(6.6)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Transmission activities recorded other expenses, net of AR$13.0 million for the fiscal year ended December 31, 2011 compared to other income, net of AR$3.8 million for the same period of 2010.

Additionally, the transmission segment recorded a benefit for income tax of AR$9.2 million for the fiscal year ended December 31, 2011 compared to a charge of AR$21.8 million for the same period of 2010 and a benefit for minority interests of AR$17.3 million for the fiscal year ended December 31, 2011 compared to a charge of AR$5.9 million for the same period of 2010.

Finally, our transmission activities recorded a net loss of AR$12.9 million for the fiscal year ended December 31, 2011, compared to a net income of AR$11.3 million for the same period in 2010.

Distribution Segment

Net sales from our distribution activities rose by 64.0% to AR$3,565.0 million for the fiscal year ended December 31, 2011 from AR$2,173.6 million for the same period in 2010, mainly due to the inclusion from March 4, 2011 of sales from the new subsidiaries of Edenor (AR$764.3 million corresponding to Emdersa and AR$519.9 million corresponding to Aeseba). From the 6,357 GWh increase in the quantity of energy sold in the fiscal year ended December 31, 2011 (25,649 GWh) compared to the same period of 2010 (19,292 GWh), 806 GWh corresponds to the increase in sales of Edenor (increase of 4.2%) and 5,551 GWh corresponds to the net sales of the new subsidiaries acquired in 2011.

Cost of sales increased by 61.7% to AR$2,799.3 million for the fiscal year ended December 31, 2011 compared to AR$1,731.5 million for the same period of 2010, mainly due to a 49.0% increase in the cost of energy purchases, a 70.2% increase in salaries and social security contributions and a 107.1% increase in the cost of third party services. These increases include the costs of the new subsidiaries in 2011 (energy purchases for AR$463.0 million, salaries and social security contributions for AR$97.9 million, third party services for AR$23.2 million and depreciation and amortization for AR$62.9 million). The following table illustrates the main components of cost of sales from our distribution segment for the periods shown:

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	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2011		2010
Energy Purchases	1,593.9	56.9%	1,069.7	61.8%
Derpreciation and Amortization	265.3	9.5%	192.9	11.1%
Salaries and social security charges	504.2	18.0%	296.3	17.1%
Fees for third-party services	247.7	8.8%	119.6	6.9%
Other	188.1	6.7%	52.8	3.0%
Total	2,799.3	100.0%	1,731.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our distribution activities increased by 73.2% to AR$765.7 million for the fiscal year ended December 31, 2011 compared to AR$442.2million for the same period of 2010, explained mainly by the incorporation of the new subsidiaries in 2011. The gross margin related to our distribution activities increased by 5.6% to 21.5% over sales for the fiscal year ended December 31, 2011 from 20.3% over sales for the same period in 2010. The increase in the gross margin principally reflects the impact of the higher margin electricity sales from the new subsidiaries, which had received increases in their Distribution Added Value (or VAD, as per initials in Spanish).

Selling expenses increased 121.4% to AR$430.6 million for the fiscal year ended December 31, 2011 compared to AR$194.5 million for the same period of 2010, primarily due to an increase in salaries and social security charges resulting from wage increases granted and to the increase in third party fees and compensation between both periods. These increases include the costs of the new subsidiaries in 2011 (salaries and social security contributions for AR$35.0 million and third party services for AR$63.9 million). The following table illustrates the main components of selling expenses from our distribution segment for the periods shown:

	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2011		2010
Fees for third-party services	177.7	41.3%	54.8	28.2%
Salaries and social security charges	125.6	29.2%	69.5	35.7%
Doubtful accounts	39.4	9.2%	21.2	10.9%
Taxes, rates and contributions	57.0	13.2%	20.9	10.7%
Other	31.0	7.2%	28.1	14.4%
Total	430.6	100.0%	194.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses increased by 84.1% to AR$332.5 million for the fiscal year ended December 31, 2011 compared to AR$180.6 million for the same period of 2010, primarily due to increases in salaries due to wage increases granted between periods analyzed. These increases include the costs of the new subsidiaries in 2011 (salaries and social security contributions for AR$60.8 million and third party services for AR$16.6 million). The following table illustrates the main components of administrative expenses from our distribution segment for the periods shown:

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	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2011		2010
Salaries and social security charges	143.0	43.0%	79.4	43.9%
Fees for third-party services	81.5	24.5%	46.6	25.8%
Directors' and syndics' fees and options reserve	6.6	2.0%	3.7	2.0%
Derpreciation and Amortization	12.8	3.8%	4.9	2.7%
Taxes, rates and contributions	8.2	2.5%	2.3	1.3%
Insurance and rentals	17.4	5.2%	14.3	7.9%
Advertising and promotion	19.3	5.8%	18.4	10.2%
Others	43.7	13.1%	11.0	6.1%
Total	332.5	100.0%	180.6	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating income of our distribution activities decreased by 81.5% to AR$11.4 million for the fiscal year ended December 31, 2011 compared to AR$61.5 million for the same period of 2010, mainly due to the higher selling and administration expenses described above, not offset by the increase in gross margin. The total operating margin decreased by88.7% to 0.3% over sales for the fiscal year ended December 31, 2011 from 2.8% over sales for the same period in 2010.

Financial and holding results, net, related to our distribution activities represented a loss of AR$1,073.4 million for the fiscal year ended December 31, 2011 compared to a loss of AR$205.4 million for the same period of 2010, primarily due to losses related a AR$665.2 million impairment of assets and investments, losses for net interest expenses generated by liabilities (AR$230.9 million), the appreciation of the U.S. Dollar on the outstanding debt incurred in U.S. Dollars (AR$143.1 million) and losses generated by taxes and bank commissions (AR$55.3 million), which were partially offset by gains from interest generated by assets, and foreign exchange differences on financial assets (AR$24.7 million and AR$20.3 million, respectively). In 2010 our distribution segment recorded a loss from repurchase of debt in the fourth quarter due to the repurchase of Notes at a price above par, within the framework of the restructuring process aimed at obtaining a longer maturity debt profile (from 2017 to 2022), while in 2011 our distribution segment recorded a gain on the repurchase of its own outstanding debt. In 2011 these financial and holding results, net, include the results from the new subsidiaries (net losses of AR$73.5 million in Emdersa and AR$21.6 million in Aeseba). The following table illustrates the main components of financial and holding results from our distribution segment for the periods shown:

Financial and Holding Results, in AR$mm except %	Fiscal Years Ended December 31,
	2011		2010
Interest income generated by assets	24.7	-2.3%	28.4	-13.8%
Gains on foreign exchange differences on assets	20.3	-1.9%	7.4	-3.6%
Generated by taxes and bank commissions	(55.3)	5.2%	(37.3)	18.2%
Generated by financial instruments holding results	1.3	-0.1%	(14.4)	7.0%
Impairment of assets and investments	(665.2)	62.0%	0.0	0.0%
Other results generated by assets	(12.5)	1.2%	11.5	-5.6%
Interest expense generated by liabilities	(230.9)	21.5%	(128.0)	62.3%
Losses on foreign exchange differences on liabilities	(143.1)	13.3%	(57.3)	27.9%
Generated by repurchases of financial debt	6.5	-0.6%	(7.1)	3.4%
Other results generated by liabilities	(19.4)	1.8%	(8.7)	4.2%
Total	(1,073.4)	100.0%	(205.4)	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

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The distribution segment recorded other expenses of AR$25.3 million for the fiscal year ended December 31, 2011, compared to other expenses for AR$9.8 million in the same period of 2010, mainly due to the grater provision for contingencies by Edenor in 2011 (AR$17.2 million in 2011 and AR$1.2 million in 2010).

In turn, our distribution operations recorded an income tax benefit of AR$37.7 million in the fiscal year ended December 31, 2011, compared to a AR$25.3 million benefit in the same period of 2010, and a recovery for minority interests of AR$195.1 million in the fiscal year ended December 31, 2011 compared to a recovery of AR$35.9 million in the same period of 2010.

Finally, our distribution activities registered a net loss of AR$853.6 million for the fiscal year ended December 31, 2011, compared to a net loss of AR$92.5 million for the same period in 2010.

Holding and Others Segment

Net sales related to our Holding and Others segment were AR$55.6 million for the fiscal year ended December 31, 2011 compared to AR$0.9 million in the same period of 2010. In 2011 these sales correspond mostly to sales of gas (AR$45.5 million) and oil (AR$5.9 million) from our subsidiary Petrolera Pampa, which is included in this segment.

Cost of sales related to our Holding and Others segment increased to AR$40.7 million in the fiscal year ended December 31, 2011 compared to AR$0.8 million for the same period of 2010, reflecting the activities of our subsidiary Petrolera Pampa. The following table illustrates the main components of cost of sales from our Holding and Others segment for the periods shown:

	Fiscal Years Ended December 31,
Cost of Sales, in AR$mm except %	2011		2010
Cost of Benquerencia lots	0.5	1.3%	0.7	93.7%
Fees for third-party services	13.6	33.4%	0.0	0.0%
Depreciation	15.6	38.3%	0.0	0.0%
Royalties	6.3	15.6%	0.0	0.0%
Other	4.7	11.5%	0.0	6.3%
Total	40.7	100.0%	0.8	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Therefore, gross profit related to our Holding and Others segment was AR$14.9 million for the fiscal year ended December 31, 2011 compared to AR$0.1 million for the same period of 2010, mainly due to the activity of our subsidiary Petrolera Pampa.

Selling expenses related to our Holding and Others segment increased to AR$1.0 million for the fiscal year ended December 31, 2011 compared to AR$0.1 million for the same period of 2010. The following table illustrates the main components of selling expenses from our Holding and Others segment for the periods shown:

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	Fiscal Years Ended December 31,
Selling Expenses, in AR$mm except %	2011		2010
Fees for third-party services	0.0	3.0%	0.0	3.4%
Salaries and social security charges	0.0	0.0%	0.0	0.0%
Taxes, rates and contributions	0.9	96.3%	0.1	96.6%
Other	0.0	0.7%	0.0	0.0%
Total	1.0	100.0%	0.1	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Administrative expenses amounted to AR$43.8 million for the fiscal year ended December 31, 2011 compared to AR$36.0 million for the same period of 2010. The following table illustrates the main components of administrative expenses from our Holding and Others segment for the periods shown:

	Fiscal Years Ended December 31,
Administrative Expenses, in AR$mm except %	2011		2010
Salaries and social security charges	6.0	13.6%	1.5	4.1%
Fees for third-party services	11.7	26.8%	13.9	38.7%
Rental and insurance	1.5	3.4%	1.3	3.7%
Directors' and syndics' fees and options reserve	19.7	44.9%	15.8	43.9%
Others	4.9	11.2%	3.4	9.6%
Total	43.8	100.0%	36.0	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Operating losses related to our Holding and Others segment amounted to AR$29.8 million for the fiscal year ended December 31, 2011 compared to an operating loss of AR$36.0 million for the same period of 2010, primarily explained because net sales for the period did not offset the administrative expenses described above.

Financial and holding results, net, related to our Holding and Others activities represented a loss of AR$92.5 million for the fiscal year ended December 31, 2011 compared to a gain of AR$24.5 million for the same period of 2010, primarily due to losses generated from the holding of financial assets (AR$60.0 million), loses generated by net interest expenses (AR$22.6 million) and net foreign exchange losses (AR$7.6 million). During the same period of 2010, our Holding and Others segment recorded gains generated by the repurchase of debt from our subsidiaries (AR$10.9 million), gains from holdings of financial assets (AR$55.5 million) and net interest income (AR$17.0 million) and foreign exchange differences generated by assets and liabilities (AR$19.5 million), which were partially offset by the loss resulting from the full impairment recorded in the second quarter of 2010 over San Antonio Global Ltd.’s shares, which our subsidiary Pampa Inversiones S.A. held in its portfolio (AR$77.9 million). The following table illustrates the main components of financial and holding results from our Holding and Others segment for the periods shown:

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Financial and Holding Results, in AR$mm except %	Fiscal Years Ended December 31,
	2011		2010
Interest income generated by assets	1.2	-1.3%	(6.5)	-26.5%
Impairment of assets and investments	0.0	0.0%	(77.9)	-317.7%
Gains on foreign exchange differences on assets	12.0	-13.0%	8.9	36.2%
Generated by taxes and bank commissions	(2.5)	2.7%	(2.8)	-11.5%
Generated by financial instruments holding results	(60.0)	64.8%	55.5	226.3%
Other results generated by assets	0.1	-0.1%	0.0	0.0%
Interest expense generated by liabilities	(23.8)	25.7%	23.5	95.9%
(Loss) Gain on foreign exchange differences on liabilities	(19.6)	21.2%	10.6	43.3%
Generated by repurchases of financial debt	(0.5)	0.5%	10.9	44.3%
Other results generated by liabilities	0.4	-0.4%	2.4	9.7%
Total	(92.5)	100.0%	24.5	100.0%
Note: All figures have been subject to rounding, so figures shown as totals may not sum.

Our Holding and Others segment recorded other income, net for AR$84.9 million in the fiscal year ended December 31, 2011, including AR$64.0 million for the recognition of results of the acquisition of the new subsidiaries in the distribution segment, compared to other income, net for AR$2.5 million for the same period of 2010.

Also, our Holding and Others segment recorded an income tax charge of AR$4.1 million for the fiscal year ended December 31, 2011, compared to a charge of AR$14.4 million for the same period of 2010.

Finally, our Holding and Others segment registered a net loss of AR$21.7 million for the fiscal year ended December 31, 2011 compared to a net loss of AR$23.4 million recorded in the same period of 2010.

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13.     Dividend Policy

We are not planning on paying cash dividends over our ordinary shares or our ADSs in the short term, retaining all available funds and future earnings and applying them to the operation and expansion of our business. This notwithstanding, and except for the appropriations mandated by law, we are under no legal restriction whatsoever on the payment of dividends.

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14.     The Board of Directors’ Proposal

The results for the fiscal year reflected a loss of AR$931,127,993. The Board of Directors proposes to have the loss absorbed by the Retained Earnings account accumulated as of December 31, 2011.

In relation to the remaining balance of the Retained Earnings account, net of the above mentioned loss, amounting to AR$545,804,047, the Board of Directors proposes to absorb such results in full by offsetting them against the additional paid-in capital account.

Finally, we wish to thank all those people who help Pampa Energía become the leading electricity company in Argentina. To them, to the shareholders who have placed their trust in us, to our advisers, to our customers and suppliers, we extend our warmest gratefulness.

Buenos Aires, March 9, 2012.

THE BOARD OF DIRECTORS

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Exhibit I: Corporate Governance Report

CNV General Resolution 516/2007

Background

The National Securities Commission (the “CNV”) issued General Resolution No. 516/2007 approving the minimum content requirements for the Corporate Governance Code (the “Code”) whereby upon preparing their financial statements, all companies authorized to list their securities on a stock exchange are required to include in their annual reports, in the form of a separate exhibit, a report detailing whether they follow and the manner in which they follow the recommendations provided in the Code or to explain the reasons why they fail to implement, in whole or in part, such recommendations and/or whether they plan to implement them in the future.

Therefore, Pampa’s Board of Directors approved the report required under the Code, which is made a part hereof and reads as follows:

Corporate Governance Code – CNV General Resolution No. 516/2007

Scope of Application

Issuer - Business Group Relationship

At the meeting No. 2019 held by Pampa’s Board of Directors on October 10, 2008, the Related Party Transaction Policy was approved. Pursuant to such policy, all transactions involving a substantial amount carried out by Pampa with any and all individuals and/or legal entities which, pursuant to Section 73 of the Public Offering Transparency Regulations, Decree No. 677/01 (“POTR”) are regarded as “related parties” shall be subject to a specific and prior authorization and control procedure implemented under the supervision of Pampa’s Department of Corporate Law and which concerns both Pampa’s Board of Directors and the Audit Committee (as applicable).

Furthermore, in compliance with Sections 5.a) and 73.b) of the POTR, all transactions involving a substantial amount performed by Pampa with its related parties are immediately reported as a “material event” both to the CNV and the markets on which Pampa lists its securities.

Finally, both Pampa’s individual and consolidated financial statements and Form 20-F filed by Pampa with the U.S. Securities & Exchange Commission show Pampa’s transactions and balances with its related parties.

Incorporation in Corporate By-Laws

Pampa’s Board of Directors considers that for the time being it is not necessary to amend Pampa’s corporate by-laws in order to include any of the recommendations under the Code. This resolution adopted by the Board of Directors is based on the fact that the corporate by-laws currently reflect some aspects of the Code since they set forth, for example, certain provisions related to the appointment of Board members, the Audit Committee, Tender Offer Regulations, etc.

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Board of Directors - General Provisions

Responsibility for Corporate Strategy

Pampa’s Board of Directors regularly approves Pampa’s management affairs and different policies and strategies, including, without limitation, the business plan, management goals, the annual budget and the corporate governance policies, etc.

In relation to the Company’s corporate governance policies, during 2010, Pampa’s Management Committee approved the creation of an Ethics Committee entrusted with the mission of reviewing every case and making a decision concerning the actions to be implemented vis-à-vis behaviors, acts or events which, having been analyzed in the light of the procedures prescribed by each one of Pampa’s corporate governance policies in place, represent a severe policy violation.

With regard to Corporate Responsibility (“CR”), Pampa’s Department of Institutional Relations and Communication has designed and implemented various social programs, which are conceived and executed in line with the principles and values contained in Pampa’s CR Policy as approved by the Board at the meeting No. 2019 held on October 10, 2008. The policy is aimed at designing and implementing programs that support education and promote community development in all such neighboring communities where Pampa operates either directly or indirectly. In this sense, see the relevant section of the 2011 annual report which contains a description of all programs developed by Pampa through its foundation, Fundación Pampa Energía.

In the field of Training, during 2011 workshops were organized on the use of the 360 degree performance assessment system for managers and directors and on mentoring and coaching. Sessions were also held about the country and the region’s outlook. In the Development area, the first edition of the Young Engineers Program was launched. This Program seeks to develop high-potential young engineers capable of taking on growing responsibilities in the future in order to accompany the strategic development of the business and to provide succession planning resources so that key positions may be filled in as soon as the organization’s expected and unexpected growth so require. The program was successfully carried out and it ended up with the candidates finally joining the organization in late 2011.

Management Control

As referred to above, Pampa holds periodical meetings in order to determine Pampa’s general policies and to monitor compliance with its business plan and follow up and development of corporate management.

Information and Internal Control. Risk Management

On the one hand, in relation to risk Management, at the meeting held by Pampa’s Board of Directors on March 7, 2007 it was resolved to approve the selection, adaptation and implementation of a risk management methodology intended as a work tool useful for identifying the main risks affecting Pampa. Such methodology outlines adequate responses to such risks and risk communication channels and procedures. Thereafter, at the meeting of the Board No. 2004 held on March 7, 2008, Pampa’s management body approved the “Risk Management Handbook” which was restated and converted in December 2010 into “Policy and Management of Business Risks” which establishes a methodology for risk management process and roles and responsibilities.

As regards internal controls, in 2010 Pampa hired, as a new staff member, a professional to perform the duties of an internal auditor, who is supervised by, and reports to, Pampa’s Audit Committee. Additionally, Pampa’s internal auditor relies on the aid of Abelovich, Polano y Asociados, the professional services firm that performs the field work in terms of internal controls. Pampa’s Audit Committee regularly reviews during its meetings the internal audit reports submitted to it.

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Finally, the Board, the Management Committee and the various managers specially assigned to this matter, are working on the implementation of policies to assess risks and internal controls in connection with the criteria suggested by the SEC, such as the adoption of the approach recommended by the Committee of Sponsoring Organizations of the Tradeway Commission (“COSO”), the so-called “COSO Report”. This report defines Internal Control as a process that involves the Board, management and all of an entity’s employees, designed to provide reasonable assurance in order to ensure the efficacy and efficiency of the operations, reliable financial reporting and compliance with current rules and regulations.

Audit Committee

Pursuant to Section I of Pampa’s Audit Committee’s Charter, the members of such Committee are appointed from among the members of the Board of Directors taking the following guidelines into account: (i) all members of the Committee must be independent pursuant to independence standards set forth in the CNV Rules, (ii) members’ qualification requirements and (iii) the incompatibility regulations.

Number of Board Members

The Board of Directors is comprised of those members appointed at Pampa’s Shareholders’ Meeting or otherwise by Pampa’s Supervisory Committee. In accordance with the duties discharged by the Board and Pampa’s volume of business, the Board of Directors believes that it is comprised of an adequate number of members for the proper performance of its duties.

On the other hand, all members of the Audit Committee are independent (Section I of the Audit Committee’s Charter). Therefore, the number of independent directors serving on Pampa’s Board is higher than the number required by the POTR, and thus the Board of Directors believes that it has a sufficient number of independent members.

Currently, the Board of Directors is comprised of 9 directors and 7 alternate directors. From said number of directors, 4 directors are independent pursuant to independence standards set forth in the CNV Rules (Section 4 of Chapter XXI).

Finally, the Board of Directors has a Management Committee in charge of dealing with all such technical and administrative matters concerning the day-to-day management of Pampa. In addition, two other committees report to the Management Committee: (i) the Disclosure Committee, organized in 2009, that is in charge of receiving, classifying and reviewing any corporate information to identify such information required to be disclosed to the markets in the manner, on the terms and to the extent required by local and foreign laws and regulations applicable to Pampa; and (ii) the Ethics Committee, that was organized in 2010 and has the functions described under “Responsibility for Corporate Strategy” in this report.

Board Members

Pampa is a young company that has been doing business for a few years now. Therefore, it does not currently have a great number of former executives. For such reason, Pampa has no policy related to this matter as it considers it unnecessary at this time.

It should be added that taking into account that pursuant to the CNV Rules no former employees of Pampa who have been employed by the company within 3 years prior to the appointment shall serve as independent directors (Section 11.b) of Chapter III of the CNV Rules), we believe that we have low chances of appointing Pampa’s former executives to serve on its management body. Therefore, in the event that a former executive is appointed to serve on Pampa’s Board in the future, we understand such situation would be extraordinary, and therefore, there is no sense in issuing a formal policy in such respect.

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Participation in Different Companies

The Board believes that it is not advisable and there is no need to limit the participation in other companies as directors and statutory auditors of Pampa’s directors and statutory auditors. We understand that the existing legal impediments on this matter, in addition to the liability system applicable to directors and statutory auditors, are sufficient and ensure an adequate performance of duties by Pampa’s directors and statutory auditors.

Assessment of Board’s Performance

Notwithstanding the fact that the individual performance of Pampa’s Directors is approved or not by the Shareholders’ Meeting, the Board Meeting No. 2019 held on October 10, 2008, approved the implementation of “Pampa Energía S.A.’s Board Self-Assessment Annual Questionnaire” (the “Questionnaire”). The purpose of the Questionnaire is that the management body should be able to assess its own performance as a whole rather than performance of its members on an individual basis. For such purpose, all the directors in Pampa’s Board, both independent and non-independent members, are required to answer the questions specified in the Questionnaire on an annual basis.

Training and Development of Directors

All Pampa’s Board members are distinguished professionals who render their services meeting the highest professional quality standards.

During 2011, workshops on performance assessment and mentoring and coaching techniques were given to directors and managers, among other activities described under “Responsibility for Corporate Strategy” in this report.

Directors’ Independence

Independent Directors

In compliance with Section 4 of Chapter XXI of the CNV Rules, on each appointment of directors, every time nominees are proposed for consideration by the shareholders’ meeting, the shareholders are advised, prior to voting thereon, about the independent or non-independent nature of each nominee. Furthermore, after the shareholders’ meeting and in compliance with the provisions of the CNV Rules, within 10 days following the appointment of new directors, the CNV and the markets on which Pampa trades its securities are provided with information about the personal details of each director and whether they are independent or non-independent (the latter information is provided under an affidavit signed by each director).

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Appointment of Senior Executives

The appointment of Pampa’s senior managers is performed through a selection process carried out by the President together and in coordination with the Directors and the Department of Human Resources of Pampa. Whenever a senior manager is appointed, the disclosure procedures are followed as and when stipulated in Section 8 and 9 of Chapter III of the CNV Rules.

Ratio of Independent Directors

Pampa has no formal policy about the minimum number of independent directors required to serve on the Board. Nonetheless, Pampa has the number of independent members necessary to comprise the Audit Committee pursuant to Section I the Audit Committee’s Charter; therefore, the number of independent members required by Section 15 of the POTR is exceeded and is in compliance with the U.S. Sarbanes-Oxley Act.

On the other hand, with regard to public disclosure of the independent or non-independent nature of a director, we believe that such requirement is met by complying with the reporting regime prescribed by the CNV Rules.

Meeting of Independent Directors

We understand that because of its nature the Audit Committee is the proper body to hold meetings of independent directors. Therefore, we believe there is no need to hold exclusive meetings of independent directors other than those held by the Audit Committee, since all members of such Committee are independent.

Relations with Shareholders

Information to Shareholders

We believe that it is not appropriate to implement periodic reporting meetings with shareholders since: (i) all Pampa's shareholders have full access to all of Pampa’s public information continuously disclosed to the CNV and the markets on which Pampa lists its securities, (ii) all Pampa’s shareholders have full powers to exercise the right to information set forth in Section 55 of the Business Companies Law, (iii) Pampa has a special section within its website called “Investors’ Relation” under which a great volume of information is posted in connection with Pampa and its businesses (www.pampaenergia.com), and (iv) after the approval of quarterly and annual financial statements, Pampa makes arrangements for a conference call in which all shareholders who desire to can participate, in which complete information is provided to participants in relation to the development of corporate businesses for the (quarterly or annual) fiscal period in question.

Assistance to Shareholders with Questions and Queries

All Pampa’s shareholders may make questions and submit queries by email, through Pampa's website (www.pampaenergia.com) or by phone. Such questions and/or queries are received by a special area within the organization exclusively engaged in assisting shareholders with this kind of questions and queries.

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Minority Shareholders’ Participation in Meetings

Notice of the shareholders’ meetings is given to Pampa’s shareholders inviting them to participate as required by Pampa’s by-laws and the Business Companies Law and the POTR. Therefore, notice of the meetings is given to the shareholders through the publication of legal notices in the way and for the period set forth in the applicable laws in force. We believe that such is a proper manner to convene shareholders’ meetings not only because it is efficient but also because it is in line with the principle of equality of shareholders.

Control Market

At the General Extraordinary Shareholders’ Meeting of Pampa held on June 4, 2003 it was resolved that Pampa is a “Corporation which has not adhered to the Optional System for the Mandatory Acquisition of Securities in a Public Offering” based on the requirements set forth by the POTR. Subsequently, at the General Ordinary and Extraordinary Shareholders’ Meeting of Pampa held on June 16, 2006, it was resolved to entirely amend the by-laws and include chapter VIII (Section 38 et seq.) in relation to public tenders. Therefore, we believe that by amending the by-laws we have taken a specific action intended to favor the development of the control market.

Dividend Policy

Taking into account the general fluctuations in the economy and in the electricity market in particular, we believe it is convenient not to establish a specific policy in relation to dividend payment. Pampa’s Board of Directors prudently evaluates the possibility of paying a dividend to shareholders in each fiscal year and analyzes the special economic circumstances of the fiscal year in question.

Notwithstanding the foregoing, it has been a common practice for Pampa in the last fiscal years to approve payment of an advance dividend in order to offset the amounts required to be remitted by Pampa to the national tax office in its capacity as a taxpayer’s substitute obligor for payment of the tax on personal assets owed by each of Pampa’s shareholders.

Relations with the Community

Communication through the Internet

Pampa has the website: www.pampaenergia.com. This is a freely accessible website and is updated on an ongoing basis. It is an easy-to-access website and navigation is simple. It contains sufficient and complete information on the companies comprising the business group led by Pampa and its respective businesses. Furthermore, as explained above under “Assistance to Shareholders on Questions and Queries”, such website provides users with the possibility of making questions and submitting queries, thus building a permanent and spontaneous links with the community.

Site Requirements

The system used by Pampa in relation to its website provides safeguards and protects the information it contains and its reliability. It has security mechanisms that conform to the standards required by personal data protection rules and prevent non-authorized individuals from having access to and/or changing and/or deleting and/or otherwise damaging the information it contains.

For such reason, the information transmitted through electronic means conforms to the highest standards of confidentiality and integrity and is intended to be preserved and recorded.

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Committees

Independent Director as Committee Chairman

Pursuant to Section I of the Audit Committee’s Charter and the U.S. Sarbanes-Oxley Act, all members of Pampa’s Audit Committee are independent. Therefore, whenever the Committee appoints a Chairman and Vice Chairman from among its members, they will always be independent.

Rotation of Statutory Auditors and/or External Auditors

Pampa has no specific policy regarding the rotation of the Supervisory Committee members and/or the External Auditor. Nevertheless, in relation to the rotation of the External Auditor, Pampa abides by the provisions of Section 24.C.2) of Chapter II of the CNV Rules which sets forth that the maximum term for which a partner of an auditing firm may conduct auditing tasks at Pampa shall not exceed 5 uninterrupted years.

For its part, Pampa’s Audit Committee reviews on an annual basis (upon presentation and publication of Pampa’s annual financial statements) the performance of external auditors and issues an opinion stating the grounds therefore pursuant to Section 16 of Chapter III of the CNV Rules and the Audit Committee’s Charter.

Twofold Office of Statutory Auditor and External Auditor

While local regulations prescribe no legal impediment in this regard, Pampa’s members of the Supervisory Committee neither serve as external auditors nor are they related to the firm rendering external auditing services to Pampa.

Compensation System

Pampa’s Board of Directors believes it is not necessary to create a Compensation Committee as the duties it would perform are currently being discharged by the Audit Committee in accordance with its charter.

Appointments and Corporate Governance Committees

Pampa’s Board of Directors believes that it is not necessary to create an Appointments Committee and a Corporate Governance Committee as the duties they would perform are currently being discharged by the Audit Committee in accordance with its Charter. In addition, as regards corporate governance, Pampa is technically and professionally assisted by the lawyers comprising Pampa’s Department of Corporate Law.

Board Membership Non-Discrimination Policy

The appointment of the Board members is not impaired by any form of discrimination. In this regard, the express provisions contained in such respect in Law 23,592 provide an adequate and sufficient framework for preventing the adoption of decisions by the shareholders that could imply discriminatory acts.

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CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2011 and 2010, and

for the years then ended

CONSOLIDATED BALANCE SHEET

As of December 31, 2011 and 2010

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	As of December 31, 2011	As of December 31, 2010
Assets
Current Assets
Cash and banks	158,071,597	208,715,476
Investments	366,625,428	961,538,811
Trade receivables	1,159,362,760	793,417,597
Other receivables	574,839,493	327,961,583
Inventories	39,009,916	29,678,642
Other assets	149,900,401	128,091,604
Total Current Assets	2,447,809,595	2,449,403,713

Non-Current Assets
Trade receivables	237,057,093	237,091,115
Investments	685,457,154	481,680
Other receivables	327,906,518	240,932,684
Inventories	-	638,632
Fixed assets	7,667,912,556	6,563,165,793
Intangible assets	270,923,058	268,206,304
Other assets	67,554,270	90,286,475
Goodwill	(255,276,795)	572,704,466
Total Non- Current Assets	9,001,533,854	7,973,507,149
Total Assets	11,449,343,449	10,422,910,862

Liabilities
Current Liabilities
Accounts payable	1,101,535,734	651,057,807
Financial debt	903,068,420	668,299,691
Salaries and social security payable	368,473,322	237,145,443
Taxes payable	227,559,673	171,295,524
Other liabilities	171,697,738	53,404,585
Provisions	11,399,017	57,976,586
Total Current Liabilities	2,783,733,904	1,839,179,636

Non- Current Liabilities
Accounts payable	74,313,000	78,086,367
Financial debt	2,770,919,436	1,994,572,167
Salaries and social security payable	103,310,255	70,661,349
Taxes payable	491,733,543	575,570,054
Other liabilities	1,374,174,453	985,110,326
Provisions	69,975,102	11,326,505
Total Non-Current Liabilities	4,884,425,789	3,715,326,768
Total Liabilities	7,668,159,693	5,554,506,404

Minority Interest	1,422,415,330	1,587,453,391
Shareholders´ Equity	2,358,768,426	3,280,951,067
Total Liabilities and Shareholders´ Equity	11,449,343,449	10,422,910,862

      The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

For the years ended December 31, 2011 and 2010

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2011	2010

Sales	6,774,518,774	4,748,557,409
Cost of sales	(5,583,050,351)	(3,869,599,810)
Gross profit	1,191,468,423	878,957,599

Selling expenses	(450,547,075)	(211,118,092)
Administrative expenses	(560,182,706)	(365,761,154)
Goodwill amortization	(5,732,085)	(19,964,093)
Operating income	175,006,557	282,114,260

Result for investing in other companies	20,703,285	-

Financial and holding results
Generated by assets
Interest income	82,959,392	90,179,841
Taxes and bank commissions	(89,359,386)	(67,112,504)
Foreign currency exchange difference	45,667,667	24,857,026
Result of receivables measured at present value	551,145	7,373,095
Holding results on financial assets	(21,712,818)	54,456,618
Impairment of investments	(453,670,407)	(77,946,474)
Impairment of property, plant and equipment	(165,658,979)	-
Impairment of other assets	(55,988,723)	-
Other financial results	(955,161)	1,468,984
Generated by liabilities
Interest expense	(468,367,063)	(205,594,144)
Foreign currency exchange difference	(236,034,395)	(71,795,803)
Result from repurchase of financial debt	7,613,100	5,496,554
Result of liabilities measured at present value	(5,225,135)	(5,826,165)
Other financial results	(20,464,682)	(6,134,772)
Total financial and holding results	(1,380,645,445)	(250,577,744)

Other income, net	32,134,316	6,157,329
(Loss) Profit before taxes and minority interest	(1,152,801,287)	37,693,845
Income tax	40,597,544	(74,280,606)
Minority interest	181,075,750	(9,974,279)
Net loss for the year	(931,127,993)	(46,561,040)

Loss per share (Note 3):
Basic	(0.7085)	(0.0354)
Diluted	(0.6133)	(0.0315)

         The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2011 and 2010

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Treasury Stock	Total	Reserve for Directors’ options	Legal Reserve	Retained earnings	Total Shareholders’ Equity

Balance as of December 31, 2009	1,314,310,895	1,314,310,895	1,507,437,729	211,883,347	3,033,631,971	37,536,352	16,659,952	248,849,684	3,336,677,959
Setting up of reserves	-	-	-	-	-	-	10,736,841	(10,736,841)	-
Capital redemption	-	-	-	(211,883,347)	(211,883,347)	-	-	211,883,347	-
Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	8,945,352
Distribution of dividends in advance	-	-	-	-	-	-	-	(18,111,204)	(18,111,204)
Net loss for the year	-	-	-	-	-	-	-	(46,561,040)	(46,561,040)
Balance as of December 31, 2010	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	46,481,704	27,396,793	385,323,946	3,280,951,067

Reserve for Directors’ options	-	-	-	-	-	8,945,352	-	-	8,945,352
Net loss for the year	-	-	-	-	-	-	-	(931,127,993)	(931,127,993)
Balance as of December 31, 2011	1,314,310,895	1,314,310,895	1,507,437,729	-	2,821,748,624	55,427,056	27,396,793	(545,804,047)	2,358,768,426

The accompanying notes are an integral part of these consolidated financial statements.

 CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, 2011 and 2010

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	For the years ended December 31,
	2011	2010

OPERATING ACTIVITIES
Net loss for the year	(931,127,993)	(46,561,040)
Income tax	(40,597,544)	74,280,606
Interests accrued	240,078,177	33,763,586
Adjustments to reconcile net loss to cash flows provided by operating activities
Depreciation and amortization	456,450,684	350,512,379
Reserve for Directors’ options	8,945,352	8,945,352
Setting up of provisions, net	60,238,601	23,468,581
Result from repurchase of financial debt	(7,613,100)	(5,496,554)
Foreign currency exchange differences and other financial results	475,511,245	37,816,221
Impairment of investments	453,670,407	77,946,474
Impairment of property, plant and equipment	165,658,979	-
Impairment of other assets	55,988,723	-
Minority interest	(181,075,750)	9,974,279
Result for investing in other companies	(20,703,285)	-
Other	(55,194,681)	12,210,266
Changes in operating assets and liabilities
Increase in trade receivables	(406,311,798)	(262,428,893)
Increase in other receivables	(289,353,497)	(96,409,683)
(Increase) Decrease in inventories	(12,027,195)	7,107,130
(Increase) Decrease in intangible assets	(40,864,320)	29,628
(Increase) Decrease in other assets	(279,944,021)	10,490,295
Increase in accounts payable	263,047,060	144,894,790
Increase in salaries and social security payable	163,831,971	85,228,857
Increase (Decrease) in taxes payable	3,291,759	(131,756,100)
Increase in other liabilities	187,730,556	66,194,725
Increase (Decrease) in provisions	11,839,382	(9,127,498)
Increase by funds obtained of the Program of rational use of energy	399,557,474	295,778,000
Dividend paid to third parties by subsidiaries	(43,823,701)	(26,637,634)
Net cash provided by operating activities	637,203,485	660,223,767
INVESTING ACTIVITIES
Payment for the acquisition of fixed assets	(767,237,680)	(568,260,070)
Payment for the acquisition of subsidiaries	(1,234,384,766)	-
Payment for the acquisition of other investments	(8,807,842)	(114,253,259)
Increase in cash due to purchase of subsidiaries	123,783,140	-
Payment to minority shareholders for subsidiary capital redemption	-	(12,946,605)
Decrease in restricted financial assets	87,765,118	75,639,470
Proceeds from sale of short-term investments	117,939,369	16,762,037
Proceeds from sale of investments in companies	94,265,327	93,313,103
Proceeds from the sale of fixed assets and other assets	918,291	7,556,613
Increase in minority interest	38,628,593	-
Incorporation to special reserve from assignment of assets	90,966,060	-
Net cash used in investing activities	(1,456,164,390)	(502,188,711)
FINANCING ACTIVITIES
Dividends paid	(18,111,204)	(15,771,731)
Proceeds from bank and financial borrowings	1,493,654,671	868,122,280
Payment of bank and financial debt	(1,111,235,121)	(525,147,730)
Payment to minority interest for capital reduction of subsidiaries	-	(12,391,027)
Net cash provided by financing activities	364,308,346	314,811,792

Net (decrease) increase in cash and cash equivalents	(454,652,559)	472,846,848

Cash and cash equivalents at the beginning of the year	908,697,859	435,851,011
Cash and cash equivalents at the end of the year (Note 4)	454,045,300	908,697,859

      The accompanying notes are an integral part of these consolidated financial statements. See Conciliation of cash and cash equivalents in Note 4.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1.  business of the company

Pampa Energía S.A. (“the Company”) is an integrated electricity company which, through its subsidiaries, is engaged in of the electricity generation, transmission and distribution market in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.5% of the installed capacity in Argentina.

In the transmission business, the Company through Compañía de Transporte de Energía Eléctrica de Alta Tensión Transener S.A. (“Transener”) joint-controls the operation and maintenance of the high-tension transmission network in Argentina which covers 11,700 km of lines of its own, as well as 6,110 km of high-tension lines belonging to Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Sociedad Anónima Transba S.A. (“Transba”). Transener carries 95% of the electricity in Argentina.

In the distribution business, the Company, through Empresa Distribuidora y Comercializadora Norte S.A (“Edenor”) and its indirectly controlled subsidiaries Empresa Distribuidora de Energía Norte S.A. (“EDEN”), Empresa Distribuidora de Electricidad de Salta S.A. (“EDESA”), Empresa de Sistemas Eléctricos Dispersos (“ESED”), Empresa Distribuidora de Electricidad de La Rioja S.A. (“EDELAR”) and Empresa Distribuidora San Luis S.A. (“EDESAL”), distributes electricity among over 3,5 million customers throughout the northern region of Buenos Aires, the north and northwest of Greater Buenos Aires and the provinces of Salta, La Rioja and San Luis, which are covered by the concession.

On February 11, 2010, the Company obtained the authorization to operate as agent and compensating member of Mercado a Término de Rosario S.A. (hereinafter, "Mercado"). Currently, the Company is operating contracts for the purchase of U.S. Dollars at a future date through its subsidiaries Central Piedra Buena (“CPB”), Central Térmica Güemes (“CTG”), Central Térmica Loma de la Lata S.A. (“Loma de la Lata”) and Transener (the “Constituents”).

The Company´s shares are listed for trading on the Buenos Aires Stock Exchange, forming part of the Merval Index and on the New York Stock Exchange (“NYSE”).

Listing on the New York Stock Exchange

On August 5, 2009, the Securities and Exchange Commission (“SEC”), supervisory agency of the United States, authorized the Company for the registration of American Depositary Shares ("ADSs"), representing 25 common shares each, which allow the public availability of such instruments in the foreign jurisdiction.

On August 27, 2009, the Company converted its Global Depositary Shares ("GDSs") in ADSs.

On October 9, 2009 the Company started to market its ADSs on the NYSE while canceled the listing of GDSs on the Euro MTF Market of the Luxembourg Stock Exchange.

The registration of the ADSs with the NYSE is part of the strategic plan of the Company to obtain an increase in liquidity and volume of shares.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements are stated in Argentine pesos (“Ps.”), and have been prepared in accordance with generally accepted accounting principles used in Argentina (“Argentine GAAP”) and the regulations of the Comisión Nacional de Valores (the Argentine National Securities Commission or “CNV”).

Pursuant to its General Resolution No. 562/09, the CNV incorporated FACPCE’s Technical Resolution No. 26 into the CNV Regulations on December 30, 2009 Technical Resolution No. 26 prescribes that certain entities subject to public offering are under an obligation to adopt the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

In July 2010, the CNV passed its General Resolution No. 576/10, which introduces certain changes to its previous General Resolution No. 562/09. In December 2010, the FACPCE issued its Technical Resolution No. 29 whereby it made some changes in its Technical Resolution No. 26 in connection with entities whose securities are admitted to the public offering system seeking to harmonize its provisions with the requirements imposed by CNV’s General Resolution No. 562/09. In turn, in October 2011, the CNV issued General Resolution No. 592/11 introducing some modifications to General Resolution No. 576/10.

The Company is obligated to adopt the IFRS as from the fiscal year beginning on January 1, 2012. On April 7, 2010, the Company’s Board of Directors approved a specific Implementation Plan as set forth in the CNV’s General Resolution No. 562/10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Pursuant to what has been previously stated, the first completed and intermediate financial statements drawn up by the Company pursuant to the IFRS will be those corresponding to the year ended December 31, 2012 and the quarterly period ended March 31, 2012, respectively.

As at the date hereof and as a result of the conclusion of the diagnosis stage, some preliminary conclusions have been drawn on the main impacts of the IFRS implementation in the Company. The effects of adoption of IFRS and the conciliations between the Argentine GAAP and the IFRS are included in note 16 to the consolidated financial statements.

Basis of consolidation

These consolidated financial statements include the accounts of the Company and of Inversora Nihuiles S.A. (“Inversora Nihuiles”), Inversora Diamante S.A. (“Inversora Diamante”), Pampa Inversiones S.A. (“Pampa Inversiones”,), Powerco S.A. (“Powerco”), Inversora Piedra Buena S.A. (“Inversora Piedra Buena”, ex Corporación Independiente de Energía S.A.), Loma de la Lata, Transelec Argentina S.A. (“Transelec”), IEASA S.A. (“IEASA”), Bodega Loma La Lata S.A. (“Bodega Loma La Lata”), Pampa Real Estate S.A. (“PRESA”), Pampa Participaciones S.A. (“Pampa Participaciones”), Pampa Participaciones II S.A. (“Pampa Participaciones II”), Pampa Generación S.A. (“Pampa Generación”), Petrolera Pampa S.A. (“Petrolera Pampa”), EPCA S.A. (“EPCA”) and Inversora Ingentis S.A. (“Inversora Ingentis”) on a line-by-line basis, as stated by Technical Resolution No. 21. All significant intercompany balances and transactions have been eliminated in consolidation.

The corporate structure showing the consolidated corporate control as of December 31, 2011 and identifying the different business segments is as follows:

(1) These are disclosed in this chart in order to reflect the corporate control of the Company, although they belong to the “Holding and others” segment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

(1) On March, 28, 2011, Dolphin Energía S.A. (“DESA”) has merged with IEASA, being the latter the continuing company.

(2) See Note 9.

(3) See Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

The complete names of companies included in the corporate structure and not previously described are disclosed below:

AESEBA: AESEBA S.A.

CIESA: Compañía de Inversiones de Energía S.A.

Citelec: Compañía Inversora en Transmisión Eléctrica Citelec S.A.

EASA: Electricidad Argentina S.A.

EMDERSA Holding: EMDERSA Holding S.A.

EGSSA: EMDERSA Generación Salta S.A.

EMDERSA: Empresa Distribuidora Eléctrica Regional S.A.

Energía Distribuida: Energía Distribuida S.A.

HIDISA: Hidroeléctrica Diamante S.A.

HINISA: Hidroeléctrica Los Nihuiles S.A.

Ingentis: Ingentis S.A.

Inversiones Argentina I: Inversiones Argentina I Ltd.

TGS: Transportadora de Gas del Sur S.A.

In accordance with Argentine GAAP, the presentation of the parent company’s individual financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the individual financial statements. For the purpose of these financial statements, parent company’s individual financial statements have been omitted.

Presentation of consolidated financial statements in constant Argentine Pesos

The consolidated financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with Argentine GAAP and for requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1, 2002, in accordance with Argentine GAAP recognition of the effects of inflation has been resumed.

In accordance with CNV Resolution 441/03, inflation accounting was discontinued as from March 1, 2003.

Use of estimates

The preparation of these financial statements in conformity with generally accepted accounting standards requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the recorded amounts of revenues and expenses during the reported periods. Significant estimates include those required for the accounting of depreciation and amortization, the recoverable value of assets, the income tax charge and provisions for contingencies, among others. Actual results could differ from those estimates.

Comparative information

Balances as of December 31, 2010, as set out in these financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements to present them in comparative form to conform to current year presentation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Cash and cash equivalents

Cash has been stated at its face value.

The Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalent, net of restricted cash if any.

Investments

Short-term

Time deposits and other financial placements have been valued at cost plus accrued interest at each year end. Investments in corporate securities, shares in other companies and mutual funds with an active market have been valued at their market price at each year end. Other corporate securities have been valued at their acquisition cost, which is representative of the face value at the moment of its incorporation.

Changes in market values of such instruments are included under the line “Financial and holding results” of the statement of operation.

Financial trusts with an active market as of December 31, 2010 have been valued at their market price at each year end.

Long-term

Investments in equity securities in which the Company does not exercise control or significant influence are accounted at cost.

Equity interest in companies in which the Company exercises a significant influence has been valued according to the equity method of accounting pursuant to the provisions of FACPCE Technical Resolution No. 21. Therefore, the Company has used its controlled companies' financial statements prepared as at the date hereof, comprising the same time period and using accounting standards similar to those adopted by the Company.

As of December 31, 2011, the subsidiary Pampa Inversiones held in its portfolio 2,436,010 common shares of San Antonio International Ltd.’s capital (hereinafter “San Antonio”), after a registered reduction in its equity interest resulting from the restructuring of the financial liabilities executed by San Antonio during 2010. Considering, San Antonio's current financial situation and the illiquidity of its shares, Pampa Inversiones maintains its estimated recoverable value at zero. Therefore, as of December 31, 2010, Pampa Inversiones had recorded a loss for impairment of fixed assets amounting to Ps. 77.9 million, which are disclosed under “Financial and holding results” in the income statement as of that date.

Receivables and liabilities

Accounts receivable and payable are stated at their nominal value plus financial results accrued at each balance sheet date.

Trade receivables – Generation: Consolidated receivable provided for by CAMMESA Resolution No.  406/03 subsection c) and FONINVEMEM of generators from the Wholesale Electric Market (“WEM”) have been stated at their discounted value using an interest rate reflecting the time value of money and the risks inherent in the transaction.

Trade receivables – Distribution: Receivables for accrued and non-invoiced services as of December 31, 2011 resulting from the retroactive increase arising from the application of the tariff chart resulting from the Transition Rate System (“TRS”) have been recorded based on the best estimate of the amount receivable, discounted at a 10.5% annual nominal rate, which reasonable reflected market evaluations of both the time value of money and the risks specific to the receivable at the time of its initial measuring.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Financial receivables and debt have been valued at the amount deposited or collected, respectively, plus accrued interest based on the interest rate estimated at the time of the transaction.

Non-current financial receivables and debt have been stated at their nominal value plus financial results accrued at year end, if applicable. The values thus obtained do not significantly differ from those that would result from application of the prevailing accounting standards, which establish that they must be valued at the amount receivable and payable, respectively, discounted applying a rate reflecting the time value of money and the risks specific to the transaction estimated at the time of their addition to assets and liabilities, respectively.

Banking and financial debts resulting from restructuring processes have been valued based on the best possible estimate of the discounted payable amount using a market interest rate reasonably reflecting market evaluations of both the time value of money and risks specific to the debt as of the time of their initial recognition.

Corporate bonds have been stated at their subscription price, plus interest accrued at the internal rate of return estimated at the time of their initial recognition. In this respect, the Company considers that this rate is similar to the market rate.

Balances corresponding to Program for the Rational Use of Electric Power (“PUREE”) and Ente Regulador de la Electricidad (“ENRE”) penalties and discounts have been valued at nominal value. ENRE penalties and discounts included in the Adjustment Agreement have been adjusted in accordance with the provisions of the aforementioned Agreement (See Note 7).

Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are converted at the current exchange rates at year end. Transactions denominated in foreign currencies are converted into local currency at the current exchange rates on the date of transaction settlement.

Inventories

Comprise materials and spare parts, which are stated at its acquisition or replacement cost. Their values do not exceed their net realizable value at year end.

Materials and spare parts were classified as current or non-current depending on their final destination, i.e. maintenance or the improvement of existing assets.  The non –current part of materials and spare parts are disclosed in the item “Fixed assets”.

Fixed assets

Fixed assets have been valued at cost less accumulated depreciation and impairment allowances, if corresponds.

Accumulated depreciation is calculated using the straight-line method during the estimated useful life of the goods, except in the following cases:

-          Depreciation of EGSSA, CTG and Loma de la Lata turbines and related equipment are calculated following the unit of production method.

-          Depreciation of certain Transener and Transba assets has been calculated using technical formulas other than the straight-line method.

-          Production wells and facilities in production areas are depreciated using a unit-of-production method by applying the ratio between produced hydrocarbons and proved and developed hydrocarbon reserves as estimated by experts. Commercially unconfirmed discovery wells are not depreciated until their confirmation.

The cost of maintenance and repairs is charged to income at the time they are incurred. The cost of significant maintenance works, improvements or replacements are added to the acquisition cost as a component of the respective assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Oil prospecting and production activities are accounted for using the Successful Effort method. Prospecting costs, excluding prospecting well costs, are charged to income in the year in which they are incurred. Prospecting wells’ drilling costs, including stratigraphic test wells, are capitalized until it is determined whether there are proven reserves justifying their commercial development. If such reserves are not found, the stated drilling costs are charged to income in the year they are incurred.  Drilling costs applicable to productive wells and the development of the deposit (including wells and development of seismic projects) are capitalized as they are incurred.

Estimated future costs of wells plugging and abandonment in the hydrocarbon areas, discounted at a rate estimated at the time of its initial measuring, are capitalized together with the assets originating them, and are depreciated using the unit-of-production method. Additionally, a liability is acknowledged for this item at the estimated value of discounted payables.

Financial costs, which include interest and foreign currency exchange differences, generated by building, assembling and finishing fixed assets, when such processes extend over time, are capitalized as asset cost. Capitalizing financial costs generated by third-parties´ capital during the years ended December 31, 2011 and 2010, amounted to Ps. 34 million and Ps. 142.7 million, respectively, mainly related to works to expand the electric power generation plant located in Loma de la Lata and Edenor’s investments. As a consequence of the delay in the commercial start-up of Loma de la Lata´s expansion works resulting from the technical defects mentioned in Note 10, Loma de la Lata has suspended the capitalization of financial costs as from the month of February 2011.

During the year ended December 31, 2011 and 2010, the Company recorded as own costs (both direct and indirect) amounting to Ps. 79.9 million and Ps. 57.4 million respectively.

Consolidated fixed assets include the higher values identified mainly in the Distribution-segment companies’ acquisition process.

The recorded values of fixed assets do not exceed their estimated recoverable value.

Intangible assets

Concession contracts: correspond to the total value assigned to the concessions of HINISA and HIDISA and they are amortized under the straight-line method based on the duration of the concession agreement. Concession agreements are recognized as intangible assets upon being purchased, irrespective of the goodwill that could be identified.

Other intangible assets: corresponds to the intangible assets identified in the acquisition of companies of the distribution segment which are amortized under the straight-line method over the period the benefits derived from each asset are obtained.

Fixed assets and intangible assets recoverability assessment

The Company and its controlled companies assess the recoverability of fixed assets on a periodical basis or when there are facts or changes in the circumstances which may indicate that the value of an asset or a group of assets may become non-recoverable. The book value of the asset is adjusted to its recoverable value, which is measured as the economic use value in case it exceeds this value. The recoverable value is defined as the net flows of projected and discounted funds using discount rates reflecting the time value of money and the risks specific to the applicable assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

For the determination of the recoverable value, the Company and its controlled companies have prepared cash flows using estimates on the future behavior of certain sensitive variables, including: (i) the nature, timeliness and modality of the increases in power prices and tariffs and the recognition of cost adjustments specific to each business (see Note 7); (ii) power demand projections; (iii) the evolution of the costs to be incurred; and (iv) macroeconomic variables, including, but not limited to, growth, inflation and exchange rates. Consequently, cash flows and actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

As regards the controlled company Edenor, despite its current economic and financial situation (which is described in Note 20), this company has prepared its projections in the understanding that, according to the current circumstances, it will be granted better tariffs. In order to allow for the estimation risk resulting from the projection of the above mentioned variables, as well as the delay in the tariff increase and the timely requested acknowledgment of cost increases by MMC, different alternative scenarios have been weighed based on their occurrence probabilities. However, the Company cannot guarantee that the future behavior of these assumptions will not significantly differ from the estimates and assessments made as at the date of preparation of its financial statements.

As a result of this process, the recoverable value has been estimated, and Edenor has been considered a cash-generating unit; as such, the following has been resolved:

-          the creation of an allowance for depreciation equivalent to the total book value of the goodwill recognized by the Company at the time of purchase of Edenor, through the acquisition of EASA (Nota 23.e), and other intangible assets identified at the time of acquisition for a total value of Ps. 453.7 million.

-          the recording of a Ps. 165.7 million allowance for depreciation, considering that the book value of Edenor’s fixed assets at the closing of the year, including the higher values identified by the Company in the acquisition process, considered as a whole, is higher than its estimated recoverable value.

-          The effect of these adjustments in the deferred tax amounts to Ps. 61.6 million earnings.

As regards the joint-controlled companies Transener and Transba, cash flows were estimated considering the tariff adjustment guidelines submitted by them to the ENRE and mentioned in Note 7 and based on the parameters provided for by Act No. 24,065 regulating the negotiation which is currently in process.

Other assets

Current

As of  December 31, 2011, Other current Assets include the following:

(i)       Ps. 137.9 million corresponding to investments in the indirectly controlled companies EMDERSA and EMDERSA Holding, stated at their estimated realizable value since it is lower than its proportional equity value. This is criterion is based on the decision adopted by Edenor’s Board of Directors to divest from and begin procedures for the sale of these companies. In order to assess their estimated realizable value, Edenor has used the values of the offers received in the cases of EDELAR and EGSSA, and their acquisition values for the rest of the companies (see Note 9).

(ii)     Ps. 12 million on account of two natural gas-powered Otto-cycle engine generators MAN Diesel B2W model 18V32/40 PGI, considering the decision to sell them adopted by Energía Distribuida’s Board of Directors. These assets have been stated at their acquisition cost, which is not higher than its estimated recoverable value.

As of December, 31 2010 other current assets include the Company's indirect equity interest in Ingentis, considering the decision adopted by the Board of Directors of the holding company, Inversora Ingentis, of cancelling its equity interest in this company by following a capital reduction process which was executed during the year (See Note 9). Pursuant to this decision, the Company had valued its investment in Ingentis according to its estimated recoverable value, net of the recognized negative goodwill associated with this interest.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Non - Current

Costs incurred in relation with Transener “Fourth Line” project are included under other non-current assets. These costs are amortized under the straight-line method over the term of the operating contract, consisting in 15 years.

The amounts of capitalized exchange differences, net of the inflation adjustment absorption, the accumulated amortization and the decrease in the portion corresponding to restructured financial debts giving rise to their capitalization, amount to Ps. 10.1 million and Ps. 13.4 million as of December 31, 2011 and 2010 respectively.

Goodwill

Goodwill represents the excess or shortfall in the fair value of identifiable net assets acquired compared with their acquisition cost. Positive goodwill amortization charges are calculated on a regular basis throughout their useful life, representing the best estimate for the period during which the Company expects to receive economic benefits from them. Negative goodwill is amortized on a regular basis throughout a period equal to the weighted average remaining useful life of the issuer’s assets subject to depreciation and amortization.

Impairment of long-lived assets

The Company periodically evaluates the carrying value of its long-lived assets and certain intangible assets for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying value of a long-lived asset is considered impaired by the Company when the expected cash flows, discounted and without interest cost, from such an asset, is less than its carrying value. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Previously recognized impairment loss should only be reversed when there is a subsequent change in estimates used to compute the fair value of the asset. In that event, the new carrying amount of the asset should be the lower of its fair value or the net carrying amount the asset would have had if no impairment had been recognized.

Labor liabilities

Liabilities for labor costs accrue during the time period in which the employees have rendered the services giving rise to such considerations.

Benefits for employees after the termination of the labor relationship and other long-term benefits have been stated pursuant to the provisions of Technical Resolution No. 23. In order to make a reliable assessment of the estimated cost of the defined benefit plans, actuarial assumptions have been used regarding the demographic and financial variables affecting the determination of the amount of such benefits. The liability amount related to these benefits represents the amount of the current value of the obligation, net of any unrecognized actuarial result. The related liability accrued at the beginning of the year will be charged to income during the period in which employees are expected to provide services.

Financial derivative instruments

The Company uses financial derivative instruments in the form of foreign currency forward exchange contracts to manage foreign currency risks. These instruments, designated or not as hedge instruments, are measured at their fair value at year end.

Even though the Company management considers that these instruments are executed with coverage purposes, they have not been designated or accounted for as coverage since the Company lacks the formal documentation required to such effect by the applicable professional accounting standards. Consequently, changes in the accounting measurement of derivative financial instruments are recognized in the income for each year under the item “Financial and holding results”.

Likewise, the changes in the measurements of such contracts valued at their net realizable value or termination cost, as appropriate, produce the acknowledgement of a credit or liability with the Mercado and simultaneously a liability or credit with the principal.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Allowances and provisions

The allowance for doubtful accounts has been registered at the estimated recoverable value in order to correct and adapt the valuation of trade receivables and other doubtful accounts. Depending on the customer portfolio, the allowance is registered based on an individual recoverability analysis of the receivable portfolio (Generation and Transmission segments) or it is calculated based on the historical collection of services billed through each year end and subsequent collections (Distribution segment).

Deducted from assets: for unrecoverable tax credits. These provisions have been set based on the recoverability estimation of the Management, considering the current business plan of the Company and the statutory prescription periods.

The Company has certain contingent liabilities with respect to existing or potential complaints, lawsuits and other proceedings. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Contingencies include pending judicial proceedings or claims on alleged damages sustained by third parties during the development of activities, as well as claims by third parties resulting from law construction issues. In case in the evaluation of the contingency there is a probability that a loss may be materialized and its amount may be estimated, a liability will be accounted for in the item Allowances at its current value on the closing date based on the best estimate of the disbursement necessary to cancel such obligation. If the potential loss is not probable but reasonably possible, or if it is probable but its amount cannot be assessed, the nature of the contingent liability and an estimate on the probability of its occurrence will be disclosed in a note to the financial statements. Contingencies deemed remote will not be disclosed unless they involve guarantees, in which case a note to the financial statements will be included indicating the nature of the guarantees.

Income statements

Income statement accounts have been recorded at their nominal value, except for asset consumption charges (depreciation of fixed assets and amortization of intangible and other assets), the amounts of which were determined based on the values recorded for those assets, which have been restated based on Note 2 - Presentation of consolidated financial statements in constant Argentine Pesos.

Revenue recognition

Revenue is recognized when it is realized or realizable and earned when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered; the prices are fixed or determinable; and collectability is reasonably assured or delivered to the spot market.

Revenues for each of the business segments identified by the Company are recognized when the following conditions are met:

Generation

Revenues from generation are recognized under the accrual method, including power and energy effectively consumed by customers or delivered to spot market.

Transmission

Revenues from transmission services include the following items: (i) connection to the system, (ii) energy transmission, (iii) transmission capacity, (iv) reactive equipment, (v) by any Cost Variation Index (“CVI”), without duplication (including the recognition of cost variations incurred between june 2005 and november 2010 according to the Complementary Agreement; and (vi) for bonuses, net of penalties (provided it meets certain service quality regulations). All this income is accounted for as the services are provided, except for income resulting from CVI adjustments, which are accounted for upon their collection.

Likewise, the joint-controlled company Transener generates additional income by means of the provision of external services for the construction and installation of electrical equipment and structures, the operation and maintenance of off-network lines, the supervision of the expansion of the Argentine Interconnection System (“SADI”), the supervision of operations and maintenance of independent transmitters and other services. All this income is disclosed under Income based on its accrual, except for income resulting from the construction and installation of assets and electrical equipment, which are disclosed based on the work progress.

Revenue is recognized as income as services are provided. As stated in the concession agreements, Transener and Transba receive bonus payments when certain quality thresholds are met. Bonuses are recognized as income when earned. The Company derives additional revenues related to the transmission services from the supervision of the construction and operation of certain assets and other services provided to third parties. These revenues are recognized as income as services are rendered.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Distribution

Revenues for distribution services include electricity supplied, whether billed or unbilled. Unbilled revenue is determined based on electricity effectively delivered to customers and valued on basis of applicable tariffs. Unbilled revenue is classified as current trade receivables. The Company also recognizes revenues from other concepts included in distribution services, such as new connections, pole rental and transportation of electricity to other distribution companies. All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured, and the economic benefits associated with the transaction will flow to the Company. Cost Monitoring Mechanism (“MMC”) adjustments are accounted for as long as they have been approved by ENRE.

Other

Income resulting from the sale of crude oil, natural gas and liquefied petroleum gas is recognized simultaneously with the transfer of ownership at the termination of their associated contracts, which is effected when the client takes ownership of the product, taking on all risks and benefits, prices have been ascertained and collectability has been reasonably assured.

Financial and holding results

Impairment of investments and intangible assets

As of December 31, 2011, losses in the amount of Ps. 443.5 million and Ps. 10.2 million were recorded for the depreciation of goodwill (see Note 23.e) and intangible assets, respectively, associated with its investment in Edenor as a result of the evaluation on its recoverability, which is described in detail in Note 2 - Fixed assets and intangible assets recoverability assessment and Note 20 – Edenor economic and financial situation.

As of December 31, 2010, losses amounted of Ps. 77.9 million were recorded under “Impairment of investments” as a result of the recoverability evaluation of its interest in the company San Antonio.

Impairment of property, plant and equipment

As of December 31, 2011, losses in the amount of Ps. 165.7 million were recorded for the depreciation of fixed assets as a result of the evaluation conducted on their recoverability, which is described in detail in Note 2 - Fixed assets and intangible assets recoverability assessment.

Impairment of other assets

As of  December 31, 2011, losses in the amount of Ps. 56 million were recorded for the depreciation of other assets as a result of the decision adopted by Edenor’s Board of Directors Edenor to divest from and begin procedures for the sale of the assets of EMDERSA and EMDERSA Holding (see Note 9). This loss is partially offset by the equity interest result recognized by Edenor in these controlled companies as from the acquisition date and until the divesting decision at the closing of the period.

Taxes

Income tax

The Company records income taxes using the liability method, thus recognizing the effects of temporary differences between the carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be reversed and settled, considering the regulations in effect at the time of issuance of these financial statements.

The Company recognizes tax assets on its balance sheet only when their realization is deemed to be probable. A valuation allowance is recognized for that component of net deferred tax asset which is not recoverable.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2.  (CONTINUED)

Tax on assets

The Company calculates tax on assets by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, tax on asset obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

During the year ended December 31, 2011, the Company recognized a valuation allowance over certain tax on assets credit classified as Other Receivables for a total amount of Ps. 37.9 million, considering that these amounts will not be realized under the structure of current revenues and costs.

NOTE 3.  LOSS per share

The Company has calculated basic loss per share on the basis of the weighted average amount of outstanding common stock at December 31, 2011 and 2010, as follows:

	For the years ended December 31,
	2011	2010

Net loss for the year	(931,127,993)	(46,561,040)
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic loss per share	(0.7085)	(0.0354)

Furthermore, the Company has calculated diluted loss per share on the basis of the possible dilutive effect of the options granted, as described in Note 14. Whether the dilutive effect increases the loss per share, such dilutions will not be considered in calculations.

	For the years ended December 31,
	2011	2010
Net loss for the year	(931,127,993)	(46,561,040)
Weighted average amount of outstanding shares	1,518,226,668	1,478,581,122
Diluted loss per share	(0.6133)	(0.0315)

The reconciliation of the weighted average number of outstanding shares for basic and diluted loss per share is as follows:

	For the years ended December 31,
	2011	2010
Weighted average amount of outstanding shares for basic loss per share
	1,314,310,895	1,314,310,895
Number of shares to be added if all the options granted are exercised	203,915,773	164,270,227
Weighted average amount of outstanding shares for diluted loss per share	1,518,226,668	1,478,581,122

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  BREAKDOWN OF main BALANCE SHEET ACCOUNTS

	As of December 31, 2011	As of December 31, 2010
Trade receivables
Current
Receivables from energy distribution	604,851,772	435,771,000
Receivables from Argentine Wholesale Electric Market ("WEM")	82,786,094	78,113,330
Compañía Administradora del Mercado Mayorista Eléctrico S.A. ("CAMMESA"):
- Generation	337,279,970	150,653,416
- Transmission	45,682,059	39,518,005
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	115,108,312	74,179,781
Receivables from oil and liquid sales	14,888,880	-
Debtors in litigation	16,645,777	15,619,719
Related parties	3,085,266	674,482
Other	27,720,966	31,118,303
Subtotal	1,248,049,096	825,648,036
Allowance for doubtful accounts	(88,686,336)	(32,230,439)
	1,159,362,760	793,417,597
Non-current
Receivables from energy distribution	45,724,515	45,531,000
Res. No. 406/03 and FONINVEMEM (1) consolidated receivables	190,454,322	191,458,800
Other	2,614,363	101,315
Subtotal	238,793,200	237,091,115
Allowance for doubtful accounts	(1,736,107)	-
	237,057,093	237,091,115

(1) Fund for Investments required to increase the electric power supply in the WEM.

Other receivables
Current
Tax credits:
- Value added tax	92,666,216	165,527,822
- Tax on gross sales	4,828,187	1,154,827
- Income tax	18,373,760	4,881,567
- Tax on assets	1,588,657	3,435,734
- Other tax credits	2,215,797	7,025,702
Advances to suppliers	90,670,553	58,196,801
Advances to employees	5,717,014	6,878,737
Related parties	174,950,724	1,000
Prepaid expenses	33,106,102	20,521,369
Other debtors from energy distribution	20,405,039	23,321,000
Rights over arbitration proceedings	109,388,500	-
Derivative financial instruments	1,315,707	-
Deposits in guarantee on financial derivative instruments	14,466,723	20,146,671
Other	33,587,118	31,186,844
Subtotal	603,280,097	342,278,074
Valuation allowance on other receivables	(28,440,604)	(14,316,491)
	574,839,493	327,961,583

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of December 31, 2011	As of December 31, 2010
Other receivables
Non-current
Tax credits:
- Tax on assets	144,340,928	82,810,469
- Deferred tax asset	175,628,031	146,159,704
- Tax on gross sales	7,416,942	7,328,560
- Value added tax	25,083,198	18,248,054
- Other tax credits	5,757,954	10,890,112
Employee stock ownership programme	2,664,715	2,513,540
Prepaid expenses	1,140,000	1,199,000
Other	18,505,315	15,041,460
Subtotal	380,537,083	284,190,899
Valuation allowance on other receivables	(52,630,565)	(43,258,215)
	327,906,518	240,932,684

Inventories
Current
Materials and spare parts	35,293,569	24,708,213
Fuels	2,965,450	-
Advances to suppliers	235,379	4,690,687
Lots	515,518	279,742
	39,009,916	29,678,642

Non-current
Lots	-	638,632
	-	638,632

Other assets
Assets held for sale	149,900,401	128,091,604
	149,900,401	128,091,604

Accounts payable
Current
Suppliers	1,008,886,004	584,087,352
CAMMESA	-	24,694,558
Fees and royalties	5,625,370	3,317,761
Related parties	49,274	46,720
Deferred income	5,239,292	547,147
Customer advances	1,487,565	3,699,534
Customer guarantees	80,248,229	34,664,735
	1,101,535,734	651,057,807
Non-current
Suppliers	868,167	1,855,000
Deferred income	2,560,229	2,745,483
Customer guarantees	17,408,068	24,356,884
Customer advances	53,476,536	49,129,000
	74,313,000	78,086,367

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (CONTINUED)

	As of December 31, 2011	As of December 31, 2010
Financial debt
Current
Financial loans	248,919,868	288,175,300
Bank overdrafts	269,218,701	146,424,783
Corporate bonds	24,956,247	27,474,072
Short-term notes	179,298,346	149,272,446
Accrued interest	67,485,921	49,584,957
Financial derivative instruments	-	7,253,000
Related parties	113,189,337	115,133
	903,068,420	668,299,691
Non-current
Financial loans	466,419,103	72,815,560
Corporate bonds	2,201,421,981	1,921,756,607
Related parties	103,078,352	-
	2,770,919,436	1,994,572,167

Salaries and social security payable
Current
Salaries and social security contributions	133,241,605	99,743,031
Provision for vacations	124,170,326	80,356,459
Provision for gratifications	32,004,589	16,567,383
Provision for annual bonus for efficiency	58,948,910	31,523,344
Pension plan	14,888,746	2,790,226
Retirement anticipated	5,219,146	6,165,000
	368,473,322	237,145,443

Non-current
Pension plan	79,725,648	51,384,349
Bonus for antiquity	18,064,625	12,432,000
Retirement anticipated	5,519,982	6,845,000
	103,310,255	70,661,349

Taxes payable
Current
Provision for income tax, net of witholdings and advances	48,934,165	36,800,615
Provision for tax on assets, net of witholdings and advances	21,238,958	7,006,544
Value added tax	25,391,329	38,732,713
Municipal, provincial and national contributions	44,129,992	32,024,000
Municipal taxes	36,949,566	27,231,902
Taxes withholdings to be deposited	26,246,057	16,712,421
Stamp tax payable	9,590,568	-
Other	15,079,038	12,787,329
	227,559,673	171,295,524
Non-current
Deferred tax liabilities	446,057,626	528,905,850
Value added tax	31,787,832	35,129,901
Other	13,888,085	11,534,303
	491,733,543	575,570,054

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2011	As of December 31, 2010
Other liabilities
Current
Expenses accrued	10,438,068	15,376,072
Dividends payable	1,210,680	26,357,604
Programme of rational use of energy	61,566,021	-
ENRE fines and bonuses (1)	35,636,000	-
Guarantees executed	28,908,813	-
Other	33,938,156	11,670,909
	171,697,738	53,404,585
Non-current
ENRE fines and bonuses (1)	506,598,275	455,421,000
Programme of rational use of energy	867,088,453	529,097,000
Other	487,725	592,326
	1,374,174,453	985,110,326

(1) Corresponds to sanctions imposed by the ENRE in the Company’s distribution business due to non-compliance of certain service quality indexes established by the respective concession contract.

	For the years ended December 31,
	2011	2010
Sales
Sales of energy to the SPOT Market	2,054,327,482	1,530,224,574
Sales of energy to the Forward Market	498,671,154	424,103,857
Energy plus sales	242,357,093	175,775,915
Energy exportation	14,402,481	96,021,364
Other sales	32,370,987	55,220,114
Generation Sub total	2,842,129,197	2,281,345,824

Electric energy transportation services	161,666,603	173,570,300
Fourth line canon	58,439,201	43,266,371
Other sales	93,535,298	74,203,522
Transmission Sub total	313,641,102	291,040,193

Energy sales	3,371,483,637	2,125,390,000
Late payment surcharge	31,268,757	22,197,000
Right of use of posts	79,127,461	18,114,000
Connection and reconnection charges	10,936,922	7,943,000
Other sales	72,230,333	-
Distribution Sub total	3,565,047,110	2,173,644,000

Gas sales	45,536,836	-
Oil and liquid sales	6,048,196	-
Other sales	613,202	808,012
Holding and others Sub total	52,198,234	808,012

Intercompany sales	1,503,131	1,719,380
	6,774,518,774	4,748,557,409

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4.  (continued)

	As of December 31, 2011	As of December 31, 2010
Conciliation of cash and cash equivalents
Cash and banks and current investments	524,697,025	1,170,254,287
Time deposits	-	(5,911,977)
Government securities	(2,203,048)	(4,100,820)
Corporate securities	(20,201,784)	(41,662,574)
Shares in other companies	(48,246,893)	(122,115,939)
Trusts	-	(18,621,566)
Bank accounts in guarantee	-	(69,143,552)
Cash and cash equivalents	454,045,300	908,697,859

NOTE 5.  income tax

The breakdown of deferred tax assets and liabilities is as follows:

	As of December 31, 2011	As of December 31, 2010

Tax loss-carryforwards	207,446,510	157,271,334
Investments	16,090,897	567,572
Trade receivables	(52,868,970)	(56,730,946)
Fixed assets	(622,824,889)	(617,882,700)
Intangible assets	16,681,513	(30,270,184)
Other assets	(1,759,595)	(2,346,126)
Financial debt	(39,229,205)	(23,963,246)
Salaries and social security payable	19,331,500	7,957,104
Accounts payable - Other liabilities and provisions	171,219,694	181,504,170
Other	15,482,950	1,146,876
Net deferred tax liability	(270,429,595)	(382,746,146)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, ascertained after their proper offset, are disclosed in the Consolidated Balance Sheet:

	As of December 31, 2011	As of December 31, 2010

Deferred tax asset	175,628,031	146,159,704
Deferred tax liability	(446,057,626)	(528,905,850)
Net deferred tax liability	(270,429,595)	(382,746,146)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5.  (continued)

Below is a reconciliation between income tax expense and the amount resulting from application of the tax rate on the income before taxes:

	For the years ended December 31,
	2011	2010
(Loss) profit before taxes and minority interest	(1,152,801,287)	37,693,845
Current tax rate	35%	35%
Result at the tax rate	403,480,450	(13,192,846)

Goodwill amortization	(2,006,230)	(6,987,433)
Result for investing in other companies	7,246,150	-
Reserve for Director´s options	(3,130,873)	(3,130,873)
Impairment of investments and intangible assets	(155,230,524)	-
Impairment of other assets	(19,596,053)	-
Non-taxable income / Non-deductible loss	(3,243,171)	(10,101,218)
Other	9,292,742	(6,937,219)
Subtotal	236,812,491	(40,349,589)
Expiration of tax loss-carryforwards	(10,203,098)	(21,255,107)
Tax on assets credit	(8,244,684)	(7,608,785)
Change in valuation allowance for tax loss carryforwards	(177,767,165)	(5,067,125)
Total income tax expense	40,597,544	(74,280,606)

As of December 31, 2011, consolidated accumulated tax losses amount to Ps. 1,426.5 million, which may be offset, pursuant to the applicable tax laws, with tax profits corresponding to future fiscal years based on the following breakdown:

Generation fiscal year	Prescription fiscal year	35% of amount
2006	2011
2007	2012	23,489,022
2008	2013	62,514,537
2009	2014	53,403,622
2010	2015	124,860,174
2011	2016	235,012,572
		499,279,927
Unrecognized deferred tax asset		(291,833,417)
Tax loss-carryforwards		207,446,510

Due to the uncertainty on whether future tax income may or may not absorb all deferred tax assets, as of December 31, 2011 the Company and some subsidiaries have not recorded deferred assets resulting from tax-loss carry-forwards accrued for a total amount of Ps. 291,833,417.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  subsidiaries FINANCING STRUCTURE

The indebtedness structure of the Company's subsidiaries as of December 31, 2011 is mainly made up of the following Corporate Bonds and short-term notes:

Subsidiary company	Corporate bonds	Issuance date	Currency	Notional Amount		Repurchased amount		Remaining amount	Repurchase result	Agreed rate	Final maturity
				in thousands					in thousands of Ps.
Transener	At par at fixed rate	Dec-20-06	US$	220,000		166,936	(4)	53,064	880	8.88%	2016
	At par at variable rate	Dec-20-05	US$	12,397	(1)	12,397		-		3% to 7% (incremental)	2016
	At par at fixed rate	Aug-15-11	US$	100,535		-		98,535	-	9.75%	2021
Edenor	At par at variable rate	Apr-24-06	US$	12,656		12,656		-	6,546	Libor + 0% a 2% (incremental)	2019
	At par at fixed rate	Apr-24-06	US$	80,048		80,048		-		3% to 10% (incremental)	2016
	At par at fixed rate	Oct-09-07	US$	220,000		195,243		24,757		10.50%	2017
	At par at fixed rate	Oct-25-10	US$	300,000		41,453		258,547		9.75%	2022
EASA	At par at fixed rate	Jul-19-06	US$	12,874		419		12,455	-	3% to 5% (incremental)	2017
	At discount at fixed rate	Jul-19-06	US$	87,413	(2)	86,205		1,208		11%	2016
CTG	At par at fixed rate	Oct-03-03	US$	6,069		1,338		4,731	187	2%	2013
	At par at fixed rate	Jul-20-07	US$	22,030		18,971		3,059		10.50%	2017
Loma de la Lata	At discount at fixed rate	Sep-08-08	US$	189,299	(2)	-		189,299	-	11.50%	2015
Edenor	At par at variable rate	May-07-09	Ps.	40,772	(3)	-		40,772	-	Badlar private + 6.75%	2013
CPB	Short-term note	May-09-11	Ps.	70,161		-		70,161	-	Badlar Privada + 3,00%	2012
	Short-term note	Oct-17-11	Ps.	55,579		-		55,579	-	Badlar Privada + 3,50%	2012
Petrolera Pampa	Short-term note	Oct-06-11	Ps.	46,413		-		46,413	-	Badlar Privada + 3,50%	2012

(1) Corresponds to the remaining amount as of December 31, 2008.

(2) Include interests capitalized after the issuance.

(3) Corresponds to the remaining amount as of December 31, 2011.

(4) Includes US$ 47,435 in concept of change for corporate bonds with final maturity 2021.

During the year ended December 31, 2011, the Company and its subsidiaries acquired its own Corporate Bonds or Corporate Bonds of various subsidiaries at their respective market value for a total face value of US$ 64.0 million. Due to these debt-repurchase transactions, the Company and its subsidiaries recorded a gain of Ps. 7.6 million disclosed under the line “Result of repurchase of financial debt” within financial and holding results generated by liabilities.

Below are described the main characteristics of the indebtedness of each of the subsidiaries:

Transener

In October 2006 Transener started a process for refinancing its outstanding financial debt, offering to the bondholders the repurchase of Class 6 and Class 8 Corporate Bonds at par value in cash, and to fully redeem Class 7 and Class 9 Corporate Bonds issued at a discount, obtaining the approval of approximately 76% of them.

To finance the purchase offer and the redemption of the mentioned bonds, Class 1 Corporate Bonds for US$ 220 million were issued. These new securities with a final maturity on December 15, 2016 bear interest at an annual rate of 8.875% and shall be repaid in four equal installments on December 15, 2013, 2014, 2015 and 2016. Class 1 Corporate Bonds have been authorized for public offering in Argentina.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

The settlement of the purchase offer in cash of the Class 6 and Class 8 Corporate Bonds at Par, the full redemption of the Class 7 and Class 9 Corporate Bonds at a discount, and the issuance of the new Class 1 Corporate Bonds took place on December 20, 2006.

Under the refinancing terms, Transener and its restricted subsidiaries are subject to complying with a series of restrictions, several of which have been cancelled as a result of the implementation of the previously described Class 1 Corporate Bonds Refinancing

Corporate Bonds Programme

On November 5, 2009, Transener´s Shareholders’ Meeting resolved to create a global programme for the issuance of registered, nonconvertible, simple Corporate Bonds denominated in Argentine pesos or in any other currency, with unsecured, special, floating and/or any other guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million or equivalent amount in other currencies. The programme was authorized by CNV on December 17, 2009. Up to the issue of these financial statements, Transener  has not issued any class and / or series of Corporate Bonds under this Programme.

Refinancing of Transener’s Class 1 Corporate Bonds

Since the beginning of the year 2011 suitable conditions were observed in the international capital market and due to the partial amortization of Class 1 Corporate Bonds as from the year 2013, Transener has decided to refinance these securities, mainly aiming to extend its debt terms.

This process, which was initiated in April 2011, comprised a cash purchase offer and an exchange offer for Class 1 Corporate Bonds. As of the closing of these offers, consensus for approximately 65% of all offered securities had been obtained. This result includes Transener and Transba’s portfolio securities for US$ 29.1 million.

Furthermore, as part of such refinancing, Transener called for Extraordinary Meetings of Class 1 Corporate Bonds Holders for the discussion of an amendment to the First Addendum to the Program’s Trust Agreement aiming to substantially eliminate all restrictive covenants and breach events contained in the terms and conditions of Class 1 Corporate Bonds. On July 29 and August 10, 2011, such meetings approved the amendment pursuant to the terms proposed by Transener.

In order to finance the stated securities’ purchase and exchange offer, Class 2 Corporate Bonds amounting to US$ 53.1 million were issued on August 2, 2011, and US$ 47.4 million were issued on August 11, 2011. Consequently, the total value of Class 2 Corporate Bonds amounted to US$ 100.5 million. The new securities will be totally amortized on August 15, 2021, and will bear interest at an annual rate of 9.75%.

The new Corporate Bonds Class 2 have been authorized for its price in the Stock exchange of Trade of Buenos Aires and in the Stock exchange of Luxembourg and for his negotiation on the Opened Market Electronic S.A.

Pursuant to the refinancing terms, Transener and its restricted subsidiaries are subject to several restrictions, the following ones being the most important: (i) to incur or secure additional indebtedness; (ii) to pay dividends or conduct other distributions regarding, or redeem or repurchase, the Company's capital stock or subordinated indebtedness; (iii) to make other restricted payments, including investments; (iv) to create liens and conduct sale & leaseback transactions; (v) to sell or otherwise dispose of assets, including the subsidiaries’ capital stock; (vi) to enter into agreements restricting the subsidiaries’ dividends; (vii) to conduct transactions with affiliates; and (ix) to conduct merger or consolidation transactions.

CAMMESA’s financing to Transener and Transba

As a result of the delay in the implementation of cost adjustments according to the guidelines stipulated in the Agreement, on May 12, 2009, Transener and Transba executed with CAMMESA, based on the terms of the resolution 146/02 of the Energy Secretariat (“ES”), a financing agreement for an amount of up to Ps. 59.7 million and Ps. 30.7 million, respectively. On January 5, 2010, an extension to the previously mentioned financing agreement was executed for up to an amount of Ps. 107.7 million and Ps.42.7 million, respectively.

As regards financing, CAMMESA foresees its early cancellation if ENRE increases income during the term of such financing in other to compensate for the changes in the CVI. Loans have an initial twelve-month grace period as from the date of their last disbursement. The disbursement of funds under CAMMESA financing will be repaid in 18 equal monthly installments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As described in Note 7, pursuant to the complementary agreement entered, Transener and Transba will apply the receivables acknowledged by the ES and ENRE on account of cost variations to the cancellation, up to such amounts, of the financing granted by CAMMESA.

On May 2, 2011, Transener and Transba executed with CAMMESA the new extensions to the financing agreements (Addendums II), stipulating as follows: i) the cancellation of the amounts collected as of January 17, 2011 by both companies pursuant to the financing granted by the financing agreements executed on May 12, 2009, ii) the granting to Transener and Transba of a new loan for the amounts of Ps. 289.7 million and Ps. 134.1 million, respectively, corresponding to the favorable balances resulting from receivables acknowledged by the ES and ENRE on account of cost variations from June 2005 to November 2010 and iii) the assignment as collateral of the balances of receivables acknowledged as higher costs as of November 30, 2010 pursuant to the Complementary Agreement aiming to cancel the amounts collectable as a result of the application of the newly executed extensions.

It should be pointed out that the funds making up the new loans would be destined to operation and maintenance operations and to the investment plan for the year 2011, and would be disbursed through partial advances based on the availability of cash and cash equivalents by CAMMESA and as instructed by the ES.

However, these covenants are not being fully met since as of December 31, 2011 the amounts received from CAMMESA do not amount to 20% of the corresponding cost variations from june 2005 to november 2010, and since no amounts are being collected for the remuneration adjustment which should have been made since December 1, 2010.

As of December 31, 2011, collected disbursements under this financing amounted to Ps. 235.4 million, Ps. 224.6 million of which correspond to principal and Ps. 10.8 million to accrued interest. All disbursements have been assigned as collateral for the payment of the balance of receivables acknowledged on account of higher costs pursuant to the Complementary Agreement. After December 31, 2011, disbursements amounting to Ps. 9.0 million were collected.

Likewise, on September 27, 2010, Transener entered into a new financing agreement with CAMMESA, under the same disbursement and cancellation conditions and for up to US$ 2.3 million, to afford maintenance tasks in the 500 kV breakers in Alicurá. As of December 31, 2011, the amount certified by Transener amounted to Ps.1.2 million, the whole amount of which has been paid by CAMMESA. Pursuant to this Agreement, no continuity of disbursements by CAMMESA is expected, the received amounts pending refund being payable in 18 installments due as from January 2012, with the accrual of interest at a rate equivalent to the mean monthly yield obtained by CAMMESA from its WEM’s financial placements.

Edenor and subsidiaries

Edenor´s Corporate Bonds Programme

On October 25, 2010, Edenor issued Corporate Bonds for a nominal value of US$ 140 million. Furthermore, as a result of the exchange offer, Edenor cancelled Corporate Bonds for a nominal value of US$ 123.9 million as follows:

- exchanged Class 7 Corporate Bonds for a nominal value of US$ 90.3 million for Class 9 Corporate Bonds for a equivalent nominal value plus a cash payment amounting to US$ 9.5 million, including interests accrued and unpaid, and;

- acquired Class 7 Corporate Bonds for a nominal value of US$ 33.6 million, paying in cash US$ 35.8 million, including interests accrued and unpaid.

New Class 9 Corporate Bonds amounting to US$ 230.3 million, with an amortization of principal in a single payment in 2022, have been issued at par and accrue interest at a fixed rate of 9.75%, payable on a semester basis on October 25 and April 25 each year, the first payment of interest taking place on April 25, 2011. Edenor requested that the Corporate Bonds should be listed on the Buenos Aires Stock Exchange, its admission to the trading system in Mercado Abierto Electrónico S.A., its listing on the Luxembourg Stock Exchange and its admission to the MTF Euro Market.

On April 26, 2011, Edenor have issued Corporate Bonds for a face value of US$ 69.7 million, thus completing the original amount of the series of up to US$ 300 million.

Edenor used the received founds from the placement of the Corporate Bonds to refinance part of its short term outstanding indebtedness, to afford a capital investment plan and/ or to the payment of working capital.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

EMDERSA and its subsidiaries´ Corporate Bonds Programme

On October 18, 2011 and on December 1, 2011, at EDESA and EDELAR’s Meetings of Shareholders a global program for the issuance of corporate bonds for a nominal value of up to US$ 200 million and US$ 50 million, respectively, was approved, which will be in effect for a term of five years as from its approval by the National Securities Commission.

On December 14, 2011, the National Securities Commission granted its authorization to EDESA’s program, which was the starting point for the corporate bonds’ placement process for a nominal amount of up to US$ 65 million. On February 17, 2012, and owing to the unfavorable conditions prevailing in the international financial markets, EDESA suspended the subscription period, as well as the placement and issuance of these corporate bonds.

Bank Loans

As part of the debt refinancing corresponding to the Corporate Bonds issued by EDESA, EDESAL and EDELAR and guaranteed by EMDERSA for US$ 75.5 million dated September 14, 2006, during the month of July 2010 Banco Itaú Argentina S.A. and Standard Bank Argentina S.A., among others, granted financing to distributors under a medium-term syndicated loan nominated in pesos aimed mainly to the early cancellation of the Corporate Bonds' debt.

The amount disbursed through these loans amounted to Ps. 208.5 million and finally matures in July, 2013, quarterly maturities of principal are also provided for as from January 2012.

Pursuant to the operation mentioned in Note 9, the change in control of the acquired companies’ capital stock resulted in the cancellation of the previously mentioned Edenor subsidiaries’ loans; therefore, on March 4, 2011 Edenor granted several loans to such subsidiaries pursuant to the following distribution: i) EDEN Ps. 80 million; ii) EDELAR Ps. 31.2 million; iii) EDESA Ps.131.3 million; and iv) EDESAL Ps. 37.5 million. Such loans will mature on April 30, 2011, bear interest at an annual 16% rate and have been applied, among other uses, to the early cancellation of short-term financial loans and banking debt.

On April 29, 2011, Edenor signed a refinancing agreement with EDEN, EDESAL, EDELAR and EDESA on the hereinbefore mentioned granted loans. The new agreement sets the financial maturity date on April 30, 2012 and interest semiannual maturities on October 31, 2011 and April 30, 2012. All mentioned loans have been agreed in keeping with market conditions for this kind of operations. On October 25, 2011, EDESAL cancelled the total amount of its debt. During the third quarter 2011, EDEN effected partial cancellations of its financial lending for a total amount of Ps. 4.5 million.

On October 25, 2011, EDESAL made an early cancellation of the balance of the syndicated loan for the amount of Ps. 20.4 million. The funds used to make both early cancellations came from a new syndicated loan granted on October 25, 2011 for an amount of Ps. 60 million and with a four-year repayment term, with the payment of quarterly interest and semi-annual and consecutive amortizations of Ps. 7.5 million each, the first installment maturing on April 25, 2012 and the last installment maturing on October 25, 2015.

Edenor agreed to grant a bond in favor of the banks Itaú Argentina S.A. and Standard Bank Argentina S.A. for the amount of Ps. 60 million in order to guarantee the due performance of the obligations taken on by EDESAL under the hereinbefore mentioned financing. The bond’s effective date will be subject to the occurrence of the first of the following conditions precedent: (i) that EMDERSA’s demerger has not been perfected as at September 16, 2013; or (ii) that Edenor breaches certain EDESAL’s joint administration obligations during the life of the trust.  Should at least one of these events fail to be verified, the bond will not become effective.

In August 2011, Edenor took out a financial loan from Banco Ciudad for a nominal value of Ps. 5.8 million accruing interest at an annual rate of 14.8% and falling due on February 6, 2012. Interest is paid on a monthly basis as from August 31, 2011. At the closing of these financial statements, Edenor entered into an addendum with Banco Ciudad whereby the maturity date for this loan was extended until February 2014.

Additionally, in March and July 2011, Edenor took out loans from Banco Provincia de Buenos Aires for a total nominal value of Ps. 22 million accruing interest at an annual rate of 14% and falling due in March 2012 and July 2014, respectively. Interest is paid on a monthly basis.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

As of December 31, 2011, the unpaid balance for the above mentioned loans amounts to Ps. 13.8 million.

Furthermore, on November 3, 2011, EDEN executed a loan agreement with Edenor denominated in United States dollars for the term of one year and an amount of US$ 3.1 million, which will be destined to the cancellation of the management operator debt. This loan accrues compensatory interest at an 8.5% annual nominal rate, with the payment of quarterly interest and the repayment of principal at its maturity.

EASA

Financial debt renegotiation – Main obligations

As established in the issuance prospectus of its Corporate Bonds, the main obligations assumed by EASA consist in limitations to:  (i) indebtedness; (ii) certain transactions with shareholders; (iii) level of operating expenses; and, (iv) restricted payments (payments of dividends, fees to shareholders, banned investments, among others).

At the date of the issuance of the Company’s financial statements, EASA complies with its obligations as established in the trust agreement relating to the Corporate Bonds issued after having completed the restructuring process of its financial debt.

On the dates provided in the issuance conditions, EASA paid interest related to the New Corporate Bonds, capitalizing the portion of interest accrued from the coupon in kind.

Central Térmica Güemes

Exchange of Corporate Bonds

On June 12, 2007 CTG launched an exchange offer of all outstanding Series A Corporate Bonds amounting to US$ 31.7 million and Series B Corporate Bonds amounting to US$ 21.9 million with maturity in 2013 (“Bonds 2013”). The exchange offer was authorized by resolutions adopted by the Shareholders´ Meeting held on June 28, 2007 and by the Board of Directors Meetings held on June 12, 2007, June 21, 2007 and June 28, 2007.

The above mentioned Shareholders´ Meeting approved the issuance of unsecured and unsubordinated non-convertible US$ dollar-denominated Corporate Bonds up to US$ 34.8 million.

CTG received the acceptance of 88.7% of the holders of the total debt subject to restructuring, due to this. On July 25, 2007, it has been consumed the exchange for which CTG, under the conditions offered to and accepted by the participating bondholders:

-    Issued US$ 22.0 million Corporate Bonds accruing interest at a rate of 10.5%, falling due on September 11, 2017 (“Bonds 2017”);

-     Paid US$ 8.9 million in cash to the holders that exercised this option; and

-     Paid US$ 0.3 million in cash of accrued and unpaid interest at the date of the exchange, plus a cash payment of US$ 0.1 million for holders that accepted the offering in advance.

The Corporate Bonds were authorized by the CNV on July 11, 2007 and has been also authorized for trading on the Buenos Aires Stock Exchange and the Mercado Abierto Electrónico.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

On December 19, 2008, and on January 16, 2009, CTG completed the process to amend certain restrictive covenants of its Bonds 2017 and Bonds 2013, respectively. The main objective of the approved amendments to the restrictive covenants is to reflect the current financial position and business prospects of CTG and to grant CTG the ability of assuming debt and encumbrances that are reasonable considering its EBITDA and its debt service capacity.

The approved amendments allow CTG, among others to:

-        Incur in additional debt for up to US$ 30 million for any purpose, irrespective of its indebtedness.

-        Incur in additional debt as long as the debt ratio of its outstanding debt and EBITDA does not exceed the 3 to 1 ratio (excluding up to US$ 30 million of additional permitted debt).

-        Incur in additional debt or guarantee incurred debt to finance or refinance the acquisition, construction, improvement or development of any other asset, including the new generation unit at CTG.

Corporate Bond Program

On October 11, 2011, at CTG’s Extraordinary General Meeting of Shareholders, the creation of a program for the issuance of nonconvertible, simple corporate bonds was approved for a nominal value of up to US$ 50 million or its equivalent in other currencies.

On February 17, 2012, CTG’s Board of Directors approved the terms and conditions of these corporate bonds program as detailed in its prospectus draft.

On February 6, 2012, CTG’s Board of Directors approved the issuance of the corporate bonds and their terms and conditions as detailed in the Prospectus supplement. The terms and conditions of these corporate bonds are detailed below:

-        Classes: Class 1 and Class 2 corporate bonds.

-        Amount: the total maximum nominal amount of the corporate bonds which may actually be issued will amount to up to Ps. 125 million.

-        Maturity: 12 months as from their issuance date, in the case of Class 1 negotiable obligations, and between 18 and 21 months as from their issuance date, in the case of Class 2 negotiable obligations.

-        Amortization: 100% of the corporate bonds will be paid in a lump sum on the maturity date for each class.

-        Interest: interest will accrue at an annual nominal floating rate equivalent to the Private Badlar rate applicable to the interest periods on each payment date plus a spread to be timely determined, and it will be payable in arrears on a quarterly basis .

-        Commitments: mainly limitations to indebtedness and the sale of assets.

Global programme of securities representing short–term debt

On July 21, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CTG approved the creation of a Global Programme of Securities Representing short-term debt (the “VCP”)  up to a maximum amount outstanding at any time that may not exceed Ps. 200 million or the equivalent amount in other currencies, under which CTG may issue Corporate Bonds in various classes and/or series, each one of them with an amortization term of up to 365 days or a shorter or longer term that in the future applicable regulations may contemplate. Such Meeting delegated to CTG’s Board of Directors the power to establish certain conditions of the Programme and the opportunity of issuance and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme. Up to the issue of these financial statements, CTG has not issued any class and / or series of Corporate Bonds under this Programme.

On January 17, 2012, CTG’s Board of Directors approved the terms and conditions of the VCPs programme as detailed in its Prospectus draft.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Bank loans

On June 25, 2010, Banco Hipotecario S.A. and Standard Bank Argentina S.A granted to CTG a two-tranche financing for an aggregate amount of Ps. 100 million, one for Ps. 50 million accruing interest at a floating rate equal to the private Badlar rate plus a nominal spread of 3% per annum, and another one for Ps. 50 million accruing interest at a fixed nominal rate equivalent to 17% per annum. Interest are payable quarterly as from the granting date and the principal amount is be amortized in three consecutive quarterly installments, due on March 23, May 9 and June 25 of 2012.

On October 3, 2011, Banco COMAFI granted CTG a US$ 2.2 million loan payable on April 9, 2012 and subject to a 4.1% fixed annual nominal rate.

Central Piedra Buena

Global Short-Term Debt Securities Program

On June 18, 2008, the Ordinary and Extraordinary Shareholders’ Meeting of CPB approved the creation of a global programme for the issuance of VCP in the form of simple Corporate Bonds non-convertible into shares, denominated in pesos, US dollars or any other currency with or without guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed Ps. 200 million, with an amortization term of up to 365 days, or at a longer term that applicable rules may contemplate (the “Programme”). Such Meeting delegated to CPB’s Board of Directors the power to establish certain conditions of the Programme and the opportunity to issue and other terms and conditions of each class and/or series of Corporate Bonds to be issued under the Programme.

Additionally, on February 26, 2009, the General Ordinary and Extraordinary Shareholders’ Meeting of CPB approved an amendment to the Programme in order to give CPB the alternative of issuing VCPs. under the form of serial promissory notes, giving more flexibility for the placement of VCP among institutional investors in the corporate debt market.

Resources derived through the issuance of these VCPs were destined to investments in physical assets, the payment or working capital and/ or the refinancing of liabilities.

During the years 2011 to 2009, CPB issued seven VCP series under this program, for a total amount of Ps. 367.4 million. Series 6 and 7 issued for a total nominal value of Ps. 125.7 million are in force as of December 31, 2011.

On December 13, 2011, at CPB’s Ordinary and Extraordinary General Meeting of Shareholders, the extension of outstanding short-term debt securities to be issued under the Program up to a maximum amount of Ps. 300 million was approved. As at the issuance hereof, the extension is pending approval by the National Securities Commission.

CAMMESA Financing

On September 28, 2010, the ES instructed CAMMESA through Note 6157/10 to convene WEM’s Generating Agents with steam turbine generators to propose works deemed indispensable to increase the power generated by their units, which will have be available before the winter of 2011.

In October 2010, CPB formalized its proposal to increase its power generation capacity to CAMMESA. On October 28, 2010 CAMMESA informed the ES of the result of the call, pointing out that CPB’s project was one of the most appropriate ones and defining the works approved for execution.

The ES informed of the project’s approval through Note 7375/10 dated November 6, 2010 and instructed CAMMESA to grant the required financing pursuant to the guidelines set forth in ES Resolution No. 146/02 and Notes 6157/10 and 7375/10.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

On March 21, 2011, the Company entered into a loan agreement with CAMMESA perfecting such financing, for a total amount of Ps. 56.8 million, in accordance to ES Resolution No. 146/02 and Notes 6157/10 and 7375/10. The collected amounts will be returned in 48 monthly, equal and consecutive installments, which will include interest resulting from the application of a rate equivalent to the average yield obtained by the agency in charge of dispatch (“OED”) from its WEM’s financial placements, the first installment maturing on the month immediately following the works’ conclusion, which is estimated for the month of June, 2011. Installments will be paid by WEM pursuant to the provisions of ES Note No. 6157/10 and Note No. 7375/10, and distribution among demanding agents will be made based on the applicable criteria to be timely informed by the ES.

On April 18 and August 2, 2011, the ES approved two requests by CPB to modify the original works’ budget for an amount of Ps. 6.9 million and Ps. 4.6 million, respectively. In turn, the ES instructed CAMMESA to conduct an audit for the approval of all labor surcharges reported by CPB and amounting to Ps. 1.3 million, which were finally approved.

The funds allocated by the agreement are destined to afford part of the works and/or maintenance tasks allowing for an increase in the power generated by the CPB’s steam turbine units; such funds are disbursed through an advance payment and partial advances based on the work’s progress, which will be certified through documents issued by CPB and which will be subject to the availability of cash by CAMMESA and as instructed by the ES.

As from the works’ conclusion of each unit, CPB guarantee a minimum 80% availability for each unit during a three-year period. In order to guarantee the due performance of the obligations taken on by CPB under this contract, CPB assigns and transfers to CAMMESA 100% of its current and future receivables, both accrued and to be accrued, excluding those receivables already assigned to Loma de la Lata as of December 31, 2010.

As of May 2011, CPB finished the undertaken works and, as from July, units were made subject to the minimum availability control set forth by the loan agreement executed with CAMMESA. In case of breach of its availability obligation by CPB, the agreement provides for the application of a penalty, the maximum amount of which is set at 25% of the value of the received financing’s principal installment. As of the issuance hereof, CPB has honored all undertaken commitments.

Payments of principal installments set forth by the hereinbefore mentioned loan agreement started to be recorded as from July 2011.

As of December 31, 2011, CPB had received partial advances from CAMMESA for a total amount of Ps. 66.1 million, which accrued interest for an amount of Ps. 5.4 million.

The balance owed by CPB, plus accrued interest and net of partial amortizations by the WEM amounted to Ps. 64.2 million.

On January 27, 2012, CPB executed an addendum to the loan agreement entered into with CAMMESA which modifies the financing amount, which current amounts to Ps. 69.6 million.

Bank loans

On August 19, 2010, CPB received from Banco Provincia a loan amounting to Ps. 20 million, which accrues interest at a 14% nominal annual fixed rate. Interests are paid on a monthly basis and the principal is repaid as a lump sum in November, 2011. As of December 31, 2011,  this loan has been repaid in full.

On February 4, 2011, Banco de la Nación Argentina granted CPB a loan amounting to Ps. 60 million, which accrues interest at the BADLAR rate plus a 4.5% margin. Interest is be payable on a monthly basis, and the principal is repaid in 18 monthly, equal and consecutive installments, with a six-month grace period. As of December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 47.5 million.

On August 29, 2011, CPB received from Banco Provincia a loan amounting to Ps. 10 million, which accrues interest at a 15% nominal annual fixed rate. Interest will be paid on a monthly basis and principal will be repaid as a lump sum in August, 2012. As at December 31, 2011, the balance of such loan plus accrued interest amounts to Ps. 10 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Loma de La Lata

Financing for Loma de La Lata s’ Project

On May 30, 2008, Loma de la Lata entered into two facility agreements with ABN AMRO Bank N.V. and Standard Bank Plc., as lenders, and ABN AMRO Bank N.V., Argentine Branch, for financing a part of the costs to be incurred in connection with Loma de la Lata’s current expansion project (the “Project”) mentioned in Note 10.

The facility agreements provided for the issuance of letters of credit for an aggregate amount of US$ 88.2 million and set forth the financial commitments granted by such banks to make loans in favor of Loma de la Lata for an aggregate amount of up to US$ 80 million, which loans would mature in March 2013 (except as extended pursuant to the terms of the facility agreements).

Fees on such letters of credit accrue at an annual rate ranging from 2% to 2.5% (this fee was reduced since Loma de La Lata collateralized such letters of credit with funds from de issuance of Corporate Bonds, as defined below).

Due to the issuance of the Corporate Bonds, mentioned in the following note, Loma de La Lata made guaranteed deposit securing the funds to be disbursed under the previously mentioned letters of credit (and their related payable fees), thus replacing the obligation of making reimbursements by joint arrangers under the financing agreements and reducing, among others, the fees payables under such letters of credit.

On March 1, 2011, Loma de la Lata entered into an amendment to the agreements executed with the Project’s contractor whereby this company’s obligation to keep the stated guarantees was cancelled. The participating banks, upon Loma de la Lata’s request, released the amounts held in escrow for the payment of the Project’s contractual milestones.

Issuance of Corporate Bonds of Loma de La Lata

On September 8, 2008, Loma de Lata issued simple Corporate Bonds for a face value of US$ 178 million at 11.25%, maturing in 2015 and with a subscription price of 93.34% implying a yield through maturity of 12.95%.

The capital will be amortized in five semiannual consecutive payments, the first of which will be sixty months as from the issuance and settlement date. The first four amortization payments will be for an amount equivalent to 12.5% of capital, while the fifth and last amortization payment and full settlement will be made upon maturity for an amount equivalent to 50% of the issued capital. Interest will accrue on the outstanding capital as from the issuance and settlement date and until settling all the amounts owed under the Corporate Bonds at a fixed rate equivalent to a nominal 11.25% interest rate. The interest rate will be comprised of (i) one fixed interest rate portion equivalent to a fixed nominal rate of 5% and (ii) an interest portion capitalizable at a nominal fixed 6.25% (the "Capitalizable Interest Portion”).

Loma de La Lata is obliged to cancel the amounts related to all interest, however it is stated that: (i) the Capitalizable Interest Portion related to interest payable on the first two Interest Payment Date (as defined in the Prospectus for the issuance of Corporate Bonds) will be automatically capitalizable, and (ii) provided no Event of Default occurred for failing to pay any amount owed under the Corporate Bonds or they were declared due and payable either fully or partially, Loma de La Lata may choose, at its sole discretion, to defer paying interest exclusively as regards the Portion of Capitalizable Interest and capitalize accrued interest related to such portion payable on the following three Interest Payment Dates (the “Option to Capitalize”). The Option to Capitalize may be exercised by Loma de La Lata only on the third, fourth and/or fifth Interest Payment Date. The option to capitalize interest could only be exercised by Loma de la Lata in the first four semiannual interest payments.

The Corporate Bonds are guaranteed by credit rights against such company and fiduciary assignment of: (a) rights to receive payments and/or complaint damages arising from (i) sales of electricity (energy and/or power) resulting from the additional capacity arising from the extension project, (ii) agreements to supply natural gas, (iii) project agreements, and (iv) insurance agreements; and (b) funds deposited in guarantee to cover the amount of the fixed interest portion until the provisional reception date of the expansion works. Additionally, the Corporate Bonds issued are secured by Pampa Energia (parent company of Loma de La Lata) as direct and main obligor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Amendments to covenants of Corporate Bonds

In the Extraordinary Corporate Bond Holders´ Meeting held on March 23, 2010, Loma de La Lata completed the process to amend certain restrictive Corporate Bonds covenants. The main amendments are described below:

-        Any present or future equity interest of any Loma de La Lata subsidiary may be allowed to be set as excluded asset. New excluded assets may be only acquired if it applies as an Allowed Investment.

-        Allowed indebtedness is increased from US$ 25 million to US$ 60 million.

-        Subsidiaries may be purchased by applying funds from capital contributions, allowed indebtedness and/or allowed transfers.

-        Merger, consolidation or disposition of assets is allowed provided the issuer’s consolidated debt to EBITDA ratio is maintained after implementing the transaction.

-        Certain agreements were amended to avoid being applied to the Company’s subsidiaries.

In the Extraordinary Corporate Bonds Holders´ Meeting which took place on April 29, 2011, modifications of certain Corporate Bonds' covenants were approved. The main modifications are described below:

-        The authorization for early redemption through the payment of additional amounts.

-        The authorization for payments resulting from the Corporate Bonds to be made, at Loma de La Lata’s option, in US$ or in pesos at the reference exchange rate.

-        The deadline for the project’s conclusion is set at December 31, 2011.

In the Extraordinary Meeting of Negotiable Obligations Holders held on October 17, 2011, the modification of certain Negotiable Obligations' covenants was agreed, including the modification of certain terms and definitions of the Personal Guaranty.

In the Extraordinary Meeting of Corporate Bonds Holders held on December 19, 2011, the modification of certain covenants of the Negotiable Obligations was agreed, including the amendment of certain terms and definitions of “Provisional Reception Certificate” and “Project’s Conclusion Date”.

Creation of a new corporate bond program of Loma de La Lata

On December 28, 2009, the Ordinary Shareholders’ Meeting resolved to approve the creation of a corporate bond program not convertible into shares for a face value of up to US$ 50 million, or equivalent amount in other currencies. The program has been authorized for its public offer by the CNV on July 8, 2010.

On November 17, 2011 at the Loma de La Lata’s Ordinary General Meeting of Shareholders, the extension of the maximum amount of outstanding corporate bonds to be issued under the program up to US$ 350 million was approved.

Bank Loans

On January 15, 2010, Banco de la Nación Argentina granted financing to Loma de La Lata for a total amount of Ps. 60 million, which accrues interest at the Baibor rate plus at 4.75% nominal annual rate. Interest is payable on a monthly basis as from the granting date and principal is repayable in twenty monthly consecutive installments, the first of them maturing 11 months as from the loan granting date.

Pampa Inversiones

Financing Agreements in Pampa Inversiones

On October 21, 2010, Pampa Inversiones entered into a Structured Repurchase Transaction with Deutsche Bank, which provided it with financing amounting to US$ 30 million, maturing on April 21, 2011 and with interest payable on a quarterly basis at a LIBOR rate plus a 5.50% margin. Regarding such transaction, Pampa Inversiones transferred 78,224,000 Corporate Bonds issued by EASA. and 22,137,320 Corporate Bonds issued by Loma de La Lata, both belonging to its investment portfolio, which it undertakes to repurchase at the above mentioned maturity date. On January, 25, 2011, Pampa Inversiones cancelled such transaction, the guarantee on the investment of the Corporate Bonds mentioned being thus released.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 6.  (continued)

Regarding the acquisitions of CIESA Corporate Bonds, realized on January, 27, 2011 mentioned in Note 9, Pampa Inversiones signed a Credit Agreement with Citibank N.A. and Standard Bank PLC, which allowed the Company to obtain financing for a total amount of US$ 60 million. On March 4, 2011, Pampa Inversiones received additional financing from such entities for US$30 million.

On August 11, 2011, Pampa Inversiones executed an agreement with Citibank N.A. and Standard Bank PLC. for the financing extension,  which accrues interest at a LIBOR rate plus 7%, with semiannual principal payments as of February 11, 2013 and due in August 11, 2015.

This financing is secured by the Company for an amount of up to US$ 90 million. Additionally, the Company is under a duty to meet certain covenants, which to date have been met.

On December 1, 2011, Pampa Inversiones agreed with Deutsche Bank on an assignment of securities with a repurchase commitment for an amount of US$ 2.6 million at a LIBOR rate plus a 5% spread payable on a quarterly basis and maturing on March 1, 2012.

Petrolera Pampa

Global Short-Term Debt Securities Program

On July 27, 2011, at Petrolera Pampa’s Extraordinary General Meeting of Shareholders the creation of a global short-term debt securities program was approved for a maximum amount of Ps. 200 million or its equivalent in other currencies, pursuant to which Petrolera Pampa may issue short-term Corporate Bonds (simple, non-convertible into shares), promissory notes or short-term securities with common, special and/ or floating security and/ or any other guarantee (including, although not limited to, third-party guarantees), whether subordinated or not.

Additionally, on October 6, 2011, Petrolera Pampa perfected the issuance of its Class 1 VCPs for an amount of Ps. 46.7 million, which accrues interest at a BADLAR rate (passive interest rate based on the average rates for fixed-term deposits of amounts above Ps. 1 million and at terms of 30 to 35 days in private banks of the City of Buenos Aires and Greater Buenos Aires) plus a 3.5% spread. Principal will be repaid in a lump sum 360 calendar days after the issuance date, and interest will be payable on a quarterly basis. Resources derived from the issuance of these VCPs will be destined to the payment or working capital, the refinancing of liabilities and/or investments in physical assets.

Bank Loans

On October 13, 2011 Standard Bank S.A. entered into a loan agreement with Petrolera Pampa for the amount of Ps. 20 million, which accrues interest at the BADCOR rate (corrected BADLAR rate) plus a 3.55% nominal annual spread. Interest will be payable on a monthly basis as from the granting date, and principal will be repaid in five quarterly consecutive installments, the first of them maturing 12 months as from the loan granting date. The loan is guaranteed by a bond granted by the Company, and funds will be allocated to the refinancing of liabilities.

INNISA and INDISA

Financing of the acquisition of participation in INNISA and INDISA

In October 2006, the Company acquired shares of Inversora Nihuiles and Inversora Diamante, which were partially financed by the seller, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”) for US$ 4.9 million. This loan accrues interest at 3% and matures on June 7, 2011.

Due to such financing, the Company created a first pledge in favor of Banco de Galicia on the shares of Inversora Nihuiles and Inversora Diamante that were acquired from Banco de Galicia.

On May 16, 2011, the Company agreed with Banco Galicia on the renewal of the stated financing until March 7, 2012 for an amount of US$ 5,515,433 at an annual interest rate of 4%.

On March 7, 2012, the Company has cancelled all its capital stock plus interest accrued from that financing.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  SUBSIDIARIES regulatory framework

Generation

The Company and its subsidiaries generate energy which, through the SADI is directly sold to the WEM at prices approved by CAMMESA. Such prices arise from supplying the WEM’s electric demand with electric supply whose variable production cost is related to the less efficient machine that is currently generating power with natural gas. Revenues from the sale of power result from the sales on the WEM’s spot market and sales to large client on the WEM’s Forward Market (“MAT”) through agreements executed by the parties and in accordance with the regulations established by the ES.

The regulatory provisions affecting the electricity market and the activities of controlled power generation companies are stated below.

The future evolution of the power generation activity could call for the Government to modify some of the measures adopted or issue additional regulations. Impacts generated by the whole set of measures adopted as of the date hereof by the Federal Government on the Company and its subsidiaries´ economic and financial situation as of December 31, 2011 were calculated according to evaluations and estimates carried out by management when preparing these consolidated financial statements and should be read considering such circumstances.

Restrictions on spot prices ES Resolution 240/03

By means of this resolution the ES amends the methodology to set the prices on the WEM and determines that the maximum variable production cost (“CVP”) recognized to set the prices is that of the most inefficient unit operating or available using natural gas.

Spot prices are fixed based on the assumption that all available machines have the gas necessary to meet the demand. Units powered by liquid or mixed fuels will not set prices, and the difference between the CVP and the Node Price of the thermal machine in operation will be included as a Temporary Dispatch Surcharge (“Stabilization Fund Sub-account”). The maximum Spot Price recognized is Ps. 120 per MW.

As the seasonal price had not followed the evolution of the WEM’s spot price approved by CAMMESA, the resources from the Stabilization Fund were used to meet production costs, for which during the last few years this fund underwent an ongoing definancing.

Receivables from WEM generators

In September 2003, the ES issued Resolution No. 406/03 by which it was established that, based on the depletion of available resources in the WEM’s Stabilization Fund, amounts pending payments in each month are consolidated, accruing interest at an interest rate equivalent to the mean monthly yield obtained by OED-CAMMESA in its financial placements, to be paid when the Fund will have sufficient funds according to a priority order of payment to agents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

This situation directly affects the Company and its subsidiaries´ financial position, since they only collect on the sales made to the Spot Market, the declared CVP and power payments. The balance resulting from sales in the Spot Market and constituting its variable margins represent a credit generators have against the WEM, documented by CAMMESA under Sales Liquidations with Maturity Date to be Defined (“LVFVDs”).

Fund for Investments required to increase the electric power supply in the WEM (“FONINVEMEM”)

ES Resolution No. 712/04 created the FONINVEMEM to increase the available electric generation by investments in thermal generation.

By means of Resolutions No. 826/04, 1,427/04, 622/05 and 633/05, the ES invited all WEM agents creditors with LVFVD to express their decision to convert (or not) 65% of their receivables accumulated from January 2004 and through December 2006, in an interest in two combined cycle projects.

The LVFVD contributed to FONINVEMEM will be converted into US$ and will have an annual yield at LIBOR + 1% and will be received in 120 equal, monthly and consecutive installments as from the commercial authorization of the combined cycle of electric plants mentioned above.

Consequently, on December 13, 2005, the agreements to organize the generating companies “Sociedad Termoeléctrica Manuel Belgrano S.A.” and “Sociedad Termoeléctrica José de San Martín S.A.” were executed. Having both companies the objective to produce electric power and its commercialization in block and specifically, the management to purchase the equipment, construction, operation and maintenance of a thermal power station. The Company through some of its subsidiaries executed the respective minutes accepting the subscription of shares for both generating companies. Both generators were cleared to operate in open cycle during 2008.

During the months of January and February of the year 2010, the Manuel Belgrano and Timbúes power plants were respectively cleared for operation; therefore, as from the months of March and April 2010 respectively, the Company and its controlled companies started collecting the first of the 120 stated installments.

Although on May 31, 2010, CAMMESA informed through a note of the amount of the LVFVDs in pesos and in equivalent US$, pursuant to the procedures set forth in the Agreement, such amounts are deemed provisional. Therefore, and considering that as of the issuance hereof the Company and its power generation segment subsidiaries have received no confirmation of their conversion into US$, the Company has decided to keep such receivables at their original value in pesos, any exchange differences being registered in each monthly settlement.

Accumulated balances originated by the LVFVD related to the years 2004 through 2006 under FONINVEMEM, plus accrued interest as of December 31, 2011 and 2010, net of the realized collections if applicable and at its present value and without giving effect to the hereinbefore mentioned conversion into US$, add up to Ps. 69.7 million and Ps. 74.7 million approximately, respectively.

Likewise and in regards to receivables generated during 2007, on May 31, 2007, the ES issued Resolution No. 564, convoking again those private WEM creditors to extend their interest in the FONINVEMEM by contributing 50% of such receivables. Although such resolution establishes various alternatives to recover funds contributed to FONINVEMEM, the Company and its generation segment subsidiaries chose to allocate such receivables to alternative projects to invest in new electric generation equipment. Therefore, the required conditions were duly complied with: (a) the investment should be equivalent to three times the value of the receivables; (b) the project should consist of a contribution of a new generating plant or the installation of new generating unit within an already-existing plant; and (c) power and reserved capacity should be sold on the forward market (including Energy Plus) while exports are not allowed for the first 10 years.

Based on the investment projects presented by Loma de la Lata, on June 20, 2008 by means of Brief No. 615, the ES considered verified the Company and its subsidiaries´ proposal and instructed the OED to pay the 2007 LVFVD, which during the year 2008, had been duly collected.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Supply Commitment Agreements

ES Resolution No. 724/08 empowers CAMMESA to execute “WEM Supply Commitment Agreements” with WEM generating agents. Pursuant to these agreements, generating agents may receive from CAMMESA the LVFVDs’ amount as from the beginning of 2008 and during the life of the agreement, as long as such funds are allocated to the repair and/or repowering of generating groups and/or associated equipment, provided its cost surpasses 50% of the la remuneration for the items encompassed by Section 4, subsection c) of ES Resolution No. 406/03, under certain conditions, including, but not limited to, its approval by CAMMESA.

The procedure consists in the ES evaluating the proposals filed, instructing CAMMESA as to those authorized to enter into a contract, even indicating, if convenient, the granting of loans to the Generation Agent in the event they are required to finance the disbursement to be made to meet the cost of repairs exceeding the compensation to be received for the agreement.

Under this resolution, CPB and Loma de La Lata have executed agreements that will allow them to recover consolidated receivables from subsection (c), ES Resolution No. 406/03, either of their own or from third parties, by applying them to improvement or expansion works for up to a maximum 50% of their costs.

Under such agreements, in connection with Loma de la Lata´s expansion project, the generation segment subsidiaries have assigned to this project their consolidated receivables accrued during 2008 to 2010. As of June 30, 2011, the generation segment subsidiaries partially collected from CAMMESA its consolidated receivables accrued during 2008, 2009 and 2010. The outstanding balance of 2008, 2009 and 2010 LVFVD, plus interest accrued as of June 30, 2011 add up to approximately Ps. 198.2 million.

Under such agreements, Loma de la Lata has issued several credit assignment agreements with other WEM generators (related companies and third parties) in connection with their LVFVDs accumulated between January 1, 2008 and December 31, 2010 by virtue of Subsection c) of Resolution No. 406/03, as well as the LVFVDs accumulated for the Procedure to Dispatch Natural Gas for the Generation of Electricity mentioned in this Note. This assignment may be total and/or partial depending on CAMMESA’s cash and cash equivalents. Such agreements establish the terms and conditions of each assignment, which will be carried out fully or partially as CAMMESA settles the respective receivables, upon which Loma de la Lata will settle the unpaid amounts to the counterparties, according to the conditions established in every agreement.

As of December 31, 2011 and 2010, accumulated LVFVD object of the abovementioned assignment, at its present value plus interest accrued add up to approximately Ps. 207.5 million and Ps. 190.9 million, respectively.

ES Resolution No. 701/11 acknowledged the existence of consolidated receivables in favor of the Generating Agents resulting from the application of Resolution No. 406/03 for the economic transactions conducted until December 31, 2010 pursuant to ES Resolution No. 724/08 for an amount of up to Ps. 1,117.3 million. It should be pointed out that, even though this Resolution does not specify the structure of these receivables or the mechanisms for their cancellation, the LVFVDs accumulated in favor of the controlled companies of the generation segment fall within the scope of the provisions of the previously mentioned Master Agreement entered into between the ES and Loma de la Lata.

Energy Plus - ES Resolution No. 1,281/06

The ES approved Resolution No. 1,281/06, in which it is established that the existing energy commercialized in the Spot market will have the following priorities: (1) Demands below 300 KW; (2) Demands over 300 KW with contracts; and (3) Demands over 300 KW without contracts.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

It also establishes certain restrictions to the commercialization of electricity, and implements the Energy Plus service, which consist in the offering of additional generation availability by the generating agents. These measures imply the following:

-        Hydroelectric and thermal generators without fuel contracts are not allowed to execute any new contract.

-        Large Users with a demand over 300 KW (“LU300”) will be only allowed to contract their energy demand in the forward market for the electrical consumption made during the year 2005 (“Base Demand”) with the thermoelectric plants existing in the WEM.

-        The new energy consumed by LU300 over the Base Demand must be contracted with new generation at a price freely negotiated between the parties (“Energy Plus”).

-        The New Agents joining the system must contract their whole demand under the Energy Plus service.

-    For the new generation plants to be included within the Energy Plus service, they must have fuel supply and transportation contracts.

Under such standard, CTG possess LMS 100 generation unit with a capacity of 98.8 MWISO. CTG was the first WEM generator that provided the service to Energía Plus, for which executed several service agreements with Energía Plus that cover for the entire Net Effective Power of the extension with various agents from the MAT.

On November 1, 2011, CAMMESA granted to CTLLL the provisional commercial commissioning of the Steam Turbine unit, and the combined cycle started to operate on a commercial basis. Electricity generated by this turbine may be sold pursuant to the Energy Plus Plan and through the WEM Supply Agreements executed by CAMMESA pursuant to ES Resolution No. 220/07.

ES Resolutions No. 599/07 and 1,070/08: Natural gas supply

Resolution No. 599/07, dated June 14, 2007, approves the proposal for the agreement with the producers of Natural Gas 2007 - 2011, aiming at supplying the domestic demand of that fuel.

Each of the signing producers undertakes to make available to the gas consumers, whose consumptions are a part of the Agreement Demand, the daily volumes which are set forth for such Signing Producer, which have been calculated according to established proportions. The Agreement Demand has been established on the basis of the gas consumption of the natural gas Internal Market of Argentina during 2006.

For the purposes of supplying the Priority Demand and performing a useful and efficient contracting of the corresponding part of the Agreement Volumes, the Signing Producers must satisfy at least the consumption profile verified in each of the supply arrangements to be renewed and corresponding to the consumption of each month of 2006.

Additionally, on October 1, 2008, the ES issued Resolution No. 1,070/08 setting forth a supplementary agreement with natural gas producers, and which purpose was to establish a contribution by the producers to the trust fund for subsidizing residential liquefied gas consumptions, created by Law No. 26,020. This agreement brought about new benchmark prices for natural gas for the energy sectors including that of generating electricity.

The resolutions mentioned above were in effect until June 30, 2009. Since July 17, 2009, a new agreement was signed among other gas producers and the Ministry of Federal Planning, Public Investment and Services, seeking to find the appropriate tools to resolve the issues affecting the sector’s balance, the situation of regional economies and national interests. This agreement established a new price for natural gas used by electric power plants, applicable as from the second semester of 2009. The natural gas prices established for December 2009 has not as yet been changed during the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Recognition of variable costs

On October 29, 2007 the ES informed that the current variable cost to be recognized to the generators of 7.96 Ps./MW, shall be increased in accordance with the consumed liquid fuel, by:

•  Gas-oil / Diesel Oil Generation: 8.61 Ps./MW

•  Fuel Oil Generation: 5.00 Ps. /MW

In addition, if a thermal unit generated with natural gas of the company’s own receives a remuneration in which the difference between the maximum recognized variable production cost and the node price is below 5 Ps./MW, the latter value must be recognized.

These values were later modified as from the execution of the Generators’ Agreement dated November 25, 2010.

Benchmark fuel oil price

By means of Brief No. 483/08, the ES instructed CAMMESA to recognize to generators a maximum price of 60.50 US$ / barrel plus a 10% related to administrative cost plus freight, for purchases of fuel oil of national origin to generate electric power as from April 24, 2008.

Afterwards, and due to significant variations in the International fuel market as regards to listed prices of crude and its derivatives, the ES issued Brief No. 1,381/08 in October 2008, instructing CAMMESA to recognize as from November 1, 2008, to generators acquiring fuel oil with proprietary resources, a weekly price resulting from considering the average of 10 listed prices (based on the benchmark listed price of Base Platts as defined in the resolution) prior to the calculation closing date, less a differential of 2.50 US$/barrel, under FOB La Plata plus 10% of the total purchase cost of fuel, for administrative and financial expenses plus freight cost.

In the case that listed prices on the International market increase, the maximum benchmark price to be recognized will be 60.50US$/barrel plus 10% of the total purchase cost of fuel for administrative costs plus the freight cost.

Due to the existence of verified reductions in the delivery of domestic fuel, on April 20, 2011 and pursuant to Note No. 300, the ES recognized higher costs for domestic fuel oil. For the fuel oil produced with national crude oil, the ES will recognize to the electrical sector a value of US$ 62 $/bbl under FOB conditions for each refinery. For the fuel oil produced with third-party crude oil, the ES will recognize the lower of the following two values: (i) the price of Escalante crude oil for the month of delivery in the domestic market as published by the same Secretariat plus US$ 16.50 US$/bbl under FOB terms; and (ii) the average of the month immediately preceding delivery of the fuel for FO No. 6 1%S New York Platt’s less a US$ 2.50/bbl differential.

This Note explains that for the purchase of national fuel oil, generating agents will be recognized the fuel oil purchase price plus 10% of the reference price instructed in ES Note No. 1381/08 plus the maximum freight recognized by CAMMESA from the reference port (La Plata).

Pursuant to these provisions, CPB has recognized to the covered producers the accounting effects resulting from this regulation applicable to the purchases of fuel oil made as from the month of May 2011, which will not have any impact on the Company’s results.

Procedure regarding the dispatch of natural gas for electricity generation

On October 7, 2009, the ES instructed CAMMESA to summon all WEM thermal generators to formally express their decision to adhere to the “Procedure to dispatch natural gas for the generation of electricity” (the “Procedure”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

The Procedure basically consists in acknowledging that CAMMESA, upon operating restrictions in the natural gas system can assume the rights over the volumes and transportation of natural gas that the generators may have in order to try to maximize the thermal supply from the power generation sector. In exchange for such voluntary assignment of volume and transportation of natural gas, the generator will receive, during the life of the Agreement, the higher value of: the positive difference between the approved spot price and the variable generation cost with natural gas recognized by CAMMESA or 2.5 US$/MWh, under the following conditions: i) f the unit was operational, such value shall apply to the maximum value between the power actually produced, irrespective of the fuel used and that which would have been produced if natural gas were available, as long as its recognized variable generation cost was lower than the Operated Marginal Cost (“CMO”) on the WEM; ii) if the unit was not available, such value will be computed for the power that would have been produce had the natural gas been available and actually assigned to CAMMESA, as long as its recognized variable generation cost were lower than the CMO on the WEM.

The Procedure was originally effective for winter seasons from 2009 to 2011. However, through Note No. 6169 dated September 29, 2010, the ES instructed CAMMESA to convene generating agents having thermal generators to formally announce their decision to adhere to the Program for the Dispatch of Gas for its application from October 2010 to May 2011 and from September through December 2011. In view of the level of response to the hereinbefore mentioned call, through Note No. 6503 dated October 6, 2010 the ES instructed CAMMESA to continue applying the Procedure during the term stated in Note No. 6169/10. The Company and its subsidiaries formally adhered to both calls.

On November 16, 2010, through Note No. 7584/10, the ES instructed CAMMESA to convene WEM’s thermal generators having entered agreements pursuant to ES Resolution No. 1281/06 (plus energy) to formally announce their decision to adhere to the methodology set forth in that note, which allows WEM’s generating agents to accept that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the thermal offer of the electricity generation sector.

Furthermore, through ES Note No. 7585 dated November 16, 2010, CAMMESA was instructed to convene the WEM’s thermal generators having natural gas supply agreements covered by the Gas Plus Program (approved by ES Resolution No. 24/08) adhere to the methodology set forth in that note, which consists of accepting that CAMMESA may exercise its right over the natural gas and the corresponding transportation volumes so as to maximize the efficiency of this fuel.

As long as the ES deems the supply is valid and CAMMESA actually uses such mechanism by assigning granted volumes to another generator, this mechanism will not negatively affect the remuneration for power, the recognition of fuel costs and the applicable associated surcharges pursuant to Exhibit 33 of The Procedures or the amounts corresponding to section 4.c of ES Resolution No. 406/03 assignable to the granting generator.

Similarly to the provisions of Note No. 7584 and based on the support provided by the generating agent originally owning the natural gas to their agreements in the WEM’s forward market and/ or the agreements pursuant to ES Resolution No. 220/07, these agreements will not be affected by the provisions of the Note.

The effect of the mechanisms established by ES Notes No. 7584 and 7585 originally applied until December 31, 2011. However, ES Note No. 8692, dated November 14, 2011, instructed CAMMESA to convene generating agents to adhere to the application of the mechanisms established in ES Notes No. 6866/09, 7584/10 and 7585/10 and complementary notes during the year 2012. In view of the verified level of response, the ES, through Note No. 187/11 dated December 19, 2011, instructed CAMMESA to continue applying the stated mechanism during the year 2012.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Agreement for the Management and Operation of Projects, Thermal Generation Availability Increase and Adjustment of the Generation Remuneration 2008-2011 (the “Agreement 2008-2011”)

On November 25, 2010, the power generation subsidiaries together with other Generating Agents entered into the Agreement for the following purposes: (i) to continue with the WEM’s adaptation process; (ii) to permit the entry of new generation to meet the increase in the power and energy demand; (iii) to define a mechanism for the cancellation of the LVFVDs corresponding to receivables for the period comprised between January 1, 2008 and December 31, 2011, and; (iv) to acknowledge the global remuneration corresponding to the adhering WEM Generating Agents.

The main conditions of the Agreement are as follows:

•           An increase in the remuneration for the provided power which, subject to the meeting of certain agreed availability conditions, will increase from Ps. 12/MW-hrp to Ps. 35/MW-hrp (in the case of CPB and Loma de La Lata) and to an average Ps. 38.5/MW-hrp (in the case of CTG). This condition will not apply to Generators whose power (or part thereof) is covered by ES Resolutions No. 1,281/06, 220/07, 1,836/07 and 1,427/04.

•           An increase in the maximum recognized values for the operation and maintenance remuneration which, subject to the meeting of certain agreed availability conditions, will increase by Ps. 8/MWh for the generation of liquid fuels (from the current Ps. 12.96/MWh) and by Ps. 4/MWh for the generation of natural gas (from the current Ps. 7,96/MWh – Ps. 10,81/MWh).

•           The maximum value is increased to 250 MW, up to which the hydroelectric generator’s receivables will be considered within the amounts set forth by Section 4, subsection e) of ES Resolution No. 406/03. In this manner, receivables accrued by the subsidiary HINISA will no longer be deemed LVFVDs or receivables under subsection c) and will become comprised by subsection e), with the same payment priority that the production variable cost. This condition will not apply to the subsidiary HIDISA, since its installed power surpasses 250 MW.

The Agreement sets forth a term of 90 days for its instrumentation through the execution of the supplementary addendums. On February 3, 2011, through Note No. 924, the ES instructed CAMMESA to consider in its economic transactions with WEM the remunerative items set forth in the Agreement as LVFVDs until the supplementary addendums are executed.

In order to fulfill their obligations arising from the Agreement 2008-2011, the Company and its subsidiary generating companies have submitted to the ES consideration a project for the installation and expansion of a new power generation plant, together with a proposal for the inclusion of an addendum to the agreement in order to contemplate modifications allowing for the earning of a fair and reasonable income from the additional capital invested in the project.

In this context and in order to instrument the Agreement, on April 1, 2011, the Company and its subsidiary generating segment companies entered into an agreement with the ES pursuant to which they undertook to conduct the electric power generation project specified in the previous paragraph (the “Instrumentation Agreement”). This project, which will be developed in two stages, will result in a total installed power of 45 MW.

The Instrumentation Agreement provides for the payment of the LVFVDs accrued and to be accrued in favor of the signatory generators in the 2008 – 2011 period, which are not included in ES Resolution No. 724/08, up to a total amount which may not surpass 30% of the project’s amount.

Furthermore, the stated agreement provides for the exclusion of the Company and the rest of the signatory generators from the provisions of the before mentioned ES Note No. 924.

On October 17, 2011, CAMMESA submitted to the consideration of the ES the report drawn up by the Technical Group regarding the execution of the First Stage of the Project, concluding that the maximum value to be recognized for that stage pursuant to the Instrumentation Agreement amounts to US$ 8,083,799.

Balances accumulated by LVFVDs corresponding to the year ended December 31, 2011 and allocated to the 2008 – 2011 Agreement, plus all accrued interest, amount to Ps. 28.5 million. As the issuance hereof, no LVFVDs have been cancelled pursuant to the provisions of the Instrumentation Agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

On January 24, 2012, the ES sent to CAMMESA Note No. 495 instructing it not to apply, until receiving further instructions, the sections of the 2008-2011 Agreement establishing the remuneration corresponding to the Power Output and a higher value for Operation and Maintenance costs as from its execution. Since this instruction implies a breach of the commitments undertaken by the ES, the Company and its generation-segment subsidiaries are currently analyzing the possible remedies (both judicial and administrative) to safeguard their interests. It should be pointed out that the same Note states that the ES is analyzing different alternatives to promote actions tending to encourage and/or guarantee generation availability.

The application of the 2008 – 2011 Agreement regarding the remuneration of the above mentioned items results in revenues from sales amounting to Ps. 140.5 million. As at the issuance hereof, the July – December period was still pending collection for a total amount of Ps. 86 million.

Sales commitments

Certain contractual obligations denominated in Argentine pesos and related to the supply of electric power to large clients of the WEM’s Forward Market as at December 31, 2011 and the periods during which these obligations should be perfected are stated below. These commitments result from supply agreements (energy and power) entered into between the companies of the generation segment and large clients of the WEM’s Forward Market pursuant to the provisions set forth by the ES.

	Total	Up to 1 year	1 to 3 years

Sales commitments
Electricity and Power (1)	479,466,228	397,052,977	82,413,251

(1) Sales commitments have been valued by considering the estimated market prices according to the particular conditions of each contract.

Transmission

Tariff situation

Within the framework of the renegotiation of Utility contracts, in May 2005 Transener and Transba signed the Memorandum of Agreement with the Unit for the Renegotiation and Analysis of Utility Contracts (“UNIREN”), including the terms and conditions to adjust the Concession Contracts, which were ratified by Decrees 1,460/05 and 1,462/05 of the Executive Branch dated November 28, 2005.

Based on the guidelines established in the above Memorandum of Agreement, (i) a Comprehensive Tariff Review (“RTI”) was scheduled to be performed to determine a new tariff system for Transener and Transba. However, the ENRE continued with the suspension of the Public Hearing to deal with the tariff proposals submitted by both Companies, which should have become effective for Transener and Transba in February 2006 and May 2006, respectively; and (ii) the recognition of increased operating costs incurred until the tariff structure resulting from the previously mentioned RTI becomes effective.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Since 2006, Transener and Transba requested to the ENRE the fulfillment of the obligations assumed in the Memorandum of Agreement, stating the on-compliance by such agency with the commitments established in the Memorandum of Agreement, the serious situation resulting from such noncompliance, and the decision to continue with the RTI, provided that the remaining obligations assumed by the parties continue to be in force and the new system resulting from the RTI process becomes effective. Transba submitted a note to the ENRE similar to that submitted by Transener, although adapted to the provisions of its Memorandum of Agreement as regards the terms and investments to be made.

In turn, by means of Resolutions Nos. 869/08 and 870/08 of July 30, 2008, the ES extended the contractual transition period of Transener and Transba, respectively, through the actual effective date of the tariff schedule resulting from the RTI, establishing also such date for February 2009. In this sense, both companies have timely filed their rates claims pursuant to the provisions of the respective Memorandum of Agreement and Section 45 and similar ones of Act No. 24,065 so that the claims may be discussed, a Public Hearing may be held and a new rates chart may be defined.

However, as of December 31, 2011, ENRE had not yet summoned any Public Hearing and did not give treatment to the requested tariff requirements by Transener and Transba under the RTI.

Lastly, as a result of the increase in labor costs, which have been translated into higher operating costs as from 2004, during 2007 Transener and Transba credited the cost changes actually taking place on a quarterly basis, filing the corresponding complaints with the ENRE to proceed to readjust remuneration regulated of both companies, pursuant to the terms established in the Memorandum of Agreement.

Thus, both Transener and Transba have unsuccessfully requested ENRE to conduct the necessary administrative acts so that the cost increases resulting from the execution of the Agreement be recognized in rates, which led to the bringing of legal claims.

It should be noted that UNIREN has stated by means of a brief that the mechanism to monitor costs and the service quality system was stated when the RTIs of Transener and Transba, respectively, became effective and that upon defining such process it may not be attributed to Concessionaires and could not derive in an impairment of their rights.

Finally, on December 21, 2010, an Agreement Complementary to the UNIREN Memorandum of Agreement (the Complementary Agreement) was executed with the ES and ENRE, which sets forth as follows:

i.                     the recognition of a credit in favor of Transener and Transba resulting from cost variations during the june 2005 – november 2010 period, calculated through the IVC;

ii.                    the compulsory cancellation of the financing received from CAMMESA by means of the assignment of credits resulting from the recognition of cost variations stated in the previous section;

iii.                  a mechanism for the payment of favorable balances during the year 2011;

iv.                  the recognition of an additional amount  to be received thought CAMMESA which will be allotted to investments in the system and amounting to Ps. 34 million in Transener and Ps 18.4 million in Transba.

v.                    a proceeding for the restatement and payment of resulting cost variations following the sequence of the semesters already elapsed from December 1, 2010 to December 31, 2011.

vi.                  that the appeal for legal protection under the right of amparo on account of the default be waived, thus requesting the recognition of higher costs and the need to call for a public hearing in order to conduct the RTI.

CAMMESA estimated the amounts owed to Transener and Transba resulting from cost variations taking place in the june 2005 – november 2010 period, as of January 17, 2011, amounting to Ps. 265.2 million as principal and Ps. 148 million as interest.

On the other hand, during the first semester of 2011, Transener and Transba have recorded income resulting from the recognition of cost variations by the ES and ENRE up to the amounts collected through CAMMESA’s financing. Consequently, both companies have disclosed revenues from sales amounting to Ps. 27.6 million and Ps. 61.9 million, and earned interest amounting to Ps. 31.7 million and Ps.80.7 million during fiscal years 2011 and 2010, respectively.

This way, CAMMESA continued settling Transener and Transba’s remuneration for the electricity public transmission service under the values set forth by ENRE Resolution No. 328/08 and 327/08, and not those indicated in the complementary agreement and bearing the adjustment of costs, which have been informed by theENRE to the SE through Note No. 99,868 dated June 21, 2011, ENRE —pursuant to Section 1.b of the complementary agreement— calculated and informed the ES of the new remuneration values to be considered for the period starting on December 1, 2010.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Therefore, the remuneration adjustment for both companies as from December 1, 2010, as well as the payment of accrued receivables, plus applicable interest until their actual cancellation, are still pending. These amounts must be included in the new addendum to be executed with CAMMESA.

Pursuant to the hereinbefore mentioned delay, the ES has been requested to take all necessary actions to regularize the disbursements set forth in Addendum II to the Loan and Receivables Assignment Agreement so that they are made within the term stipulated in the complementary agreement and so that CAMMESA is instructed to enlarge the Loan and Receivables Assignment Agreement for the amounts resulting from the calculations made by ENRE as from the semester starting in December 2010.

Distribution

Edenor Tariff situation

Agreement Act between Edenor and National State

On September 21, 2005, the Company signed an Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations; ratified on February 13, 2006.

The Adjustment Agreement established the following:

i)           the implementation of a Temporary Tariff Regime (“RTT”) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average rate of more than 15%, and an additional 5% average increase in the distribution added value (“VAD”), allocated to certain specified capital expenditures;

ii)         the requirement that during the term of such temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)        the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)        the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)         the carrying out of a Revision of the RTI which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

vi)        the implementation of a minimum investment plan in the electric network for an amount of Ps. 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of Ps. 25.5 million should it be required (item iii below);

vii)      the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect through the date on which they are effectively paid, using, for such purpose, the average increase recorded in the Company’s distribution costs as a result of the increases and adjustments granted as of each date;

viii)     the waiver of the penalties imposed by the ENRE that are payable to the National State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)        the payment term of the penalties imposed by the ENRE, which are described in item vii above, is 180 days after the approval of the Revision of the RTI in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Such agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/07 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

i)           A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

ii)         Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund;

iii)        Implementation of the MMC contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, showed a percentage of 8.032%. This percentage has been applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

iv)        Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items a) and b) above) and from May 1, 2006 through January 31, 2007 (item c) above);

v)         Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the MEM, such as the Specific fee payable for the Expansion of the Network, Transportation and Others;

vi)        Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

Resolution No. 434/2007 established, among other things, that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect.

Comprehensive Tariff Review process (“RTI”)

On July 30, 2008, the ES issued Resolution No. 865/08 amending Resolution No. 434/07 designating February 2009 as the date on which the tariff schedule resulting from the RTI shall become effective. As of the issuance date of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from such process.

With regard to the commencement of the Revision of the Tariff Structure, the ENRE has begun this process, and, on November 12, 2009, the Company submitted its revenue requirements proposal for the new period, which included the grounds and criteria based on which the request is made.

On December 18, 2009, through ENRE Note No. 91,241, the ENRE demanded the attachment of the technical tariff charts resulting from its proposal, which have been timely presented.

PUREE - MMC

On October 4, 2007, Resolution No. 1,037/2007 of the ES was published in the Official Gazette, which established that the amounts paid by Edenor for the Quarterly Adjustment Index (“CAT”) sets forth by Section 1 of Law No. 25,957 and the amounts corresponding to the MMC be deducted from the funds resulting from the difference between collection of the additional charges derived from the application of the PUREE and the payment of bonuses to users under such Programme for the period from May 2006 to April 2007, until their transfer to the tariff is approved. In addition, the above Resolution sets forth that the adjustment for the MMC for the May 2006 – April 2007 period effective as from May 1, 2007 amounts to 9.63%. On October 25, 2007, Resolution No. 710/07 of the ENRE was passed, which approves the MMC compensatory procedure sets forth by Resolution No. 1,037/07.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

By means of Brief No. 1,383 of November 26, 2008, the ES instructed ENRE to consider using funds pending recognition from applying the MMC for the enforcement period may 2007 through october 2007, and to allow that they be deducted from surplus funds derived from applying the PUREE, as previously regulated by Resolution ES No. 1,037/07. The adjustment by MMC for the period may 2007 through october 2007, applicable as from november 1, 2007 is 7.56%.

On the other hand, on December 31, 2011, Edenor has filed with ENRE MMC adjustment requests, as detailed below:

Period	Application date	MMC Adjustment
November 2007 – April 2008	May 2008	5.791%
May 2008 – October 2008	November 2008	5.684%
November 2008 – April 2009	May 2009	5.068%
May 2009 – October 2009	November 2009	5.041%
November 2009 – April 2010	May 2010	7.103%
May 2010 – October 2010	November 2010	7.240%
November 2010 – April 2011	May 2011	6.104%
May 2011 – October 2011	November 2011	7.721%

As of the date of issuance of these financial statements, the approval of the aforementioned adjustments is still pending by the ENRE, for which reason the Company is unable to reasonably estimate the amount of the submitted requests. Therefore, no amount receivable and result for this concept have been recorded by the Company in these financial statements until approval is granted by the control authorities.

Furthermore, procedures for its regularization are being conducted in order to reestablish the economic and financial balance of the business in view of the verified increase in operating costs.

As of December 31, 2011 and 2010, liabilities generated by the excess funds deriving from the application of the PUREE, amount to Ps. 861.1 and Ps. 529.1, respectively, and have been disclosed in other non-current liabilities. The increase in liabilities is due to the fact that Edenor was allowed to keep such funds in order to cover the MMC increases not transferred to the tariff.

Electricity rate schedules

On July 31, 2008, the ENRE issued Resolution No. 324/08 approving the values of Edenor’s new tariff schedule that contemplates the partial enforcement of adjustments by MMC and passing them on to the rates. Such tariff schedule increases the distribution added value of such company by 17.9% and has been applied to consumption as from July 1, 2008. As described above, on average, tariffs for final users, depending on their consumption, will be increased by percentages ranging from 0% to 30%.

Furthermore, on October 31, 2008, the ES issued Resolution No. 1,169/08 approving the new seasonal reference prices for energy and power in the WEM. Consequently, ENRE issued Resolution No. 628/08 approving the values of the electricity rate to be applied as from October 1, 2008. The aforementioned mentioned rate schedule included the passing to rates of the increase in the seasonal price of the energy, in order to reduce the Federal State subsidies to the electric sector, and not to increase Edenor’s value added of distribution.

Additionally, by Resolution No. 347/10, the ES approved the winter scheduling for the MEM for the period may – october 2011. Therefore, considering the level of electricity consumption during winter and with the aim of not negatively affecting user payment capacity, the ES resolved to suspend the application of sections 6, 7, and 8 of its Resolution No. 1169/08 from June 1, 2010 through September 30, 2011. It must be pointed out that this procedure had already been implemented  by the ES in 2009 and 2010 by its Resolution No. 652/09 and No. 347/10, respectively, which, at that time, gave rise to the issuance of Resolution No. 433/09 and No. 294/10 of the ENRE, confirmed for the year 2010 by the Resolution No. 202/2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Furthermore, on November 7, 2011, the Energy Secretariat issued Resolution No. 1301/11 fixing the summer seasonal programming, eliminating subsidies to certain economic activities which, according to the Resolution, may afford the real costs to be incurred to meet the electric power demand. This provision has extended so as to also cover residential users, classifying them by geographic areas and types of residence. This modification applied exclusively to the power purchase prices in the Wholesale Market and, therefore, the Distribution Added Value (“VAD”) was practically not modified.

As it happened in previous years, ES Resolution No. 1037/07, ratified by ES Note No. 1383/08, which modified the allocation of the funds resulting from the application of PUREE, continued in effect and, consequently, the following amounts may be deducted: a) the amounts paid by the Company for the CAT created by Section 1 of Act No. 25,957 for the calculation of the total value of the National Fund of Electricity (“FNEE”); and b) the amounts corresponding to tariff adjustments resulting from the application of the MMC created in the Agreement, until either item is actually transferred to the tariff.

Sanctions

As a result of the events taking place on December 20 and 31, 2010 in Edenor's concession area, on February 9, 2011, ENRE passed Resolution No. 32/11 bringing a punitive proceeding for the breach of the provisions of Section 25, subsections a),  f) and g) of the Concession Agreement and Section 27 of Act No. 24.065, as well as provisions set forth in ENRE Resolution No. 905/99.

On February 9, 2011, Edenor was notified of the passing of ENRE Resolution No. 32/11 which sanctions Edenor with a fine of Ps. 1.1 million and the obligation to indemnify users affected by service interruptions for an amount of approximately Ps. 25.3 million. Such amounts have been accounted for under “Other Current Liabilities”.

Edenor filed a direct appeal to the Appellate Court in Contentious and Administrative Federal Matters No. I, with the aim of obtaining that the resolution be declared null and void. . Additionally, Edenor has applied to the same Court for provisional remedies requesting that the payment of the fine imposed be suspended until a final judgment is issued on the direct appeal. On March 23, 2011, the aforementioned Appellate Court, ordered the suspension of the sanction (crediting of payment) until a decision about the provisional remedies applied for by Edenor is made. The ENRE filed an appeal against this decision, which was dismissed in whole. On April 28, 2011, the aforementioned Appellate Court denied the provisional relief sought by the Company, before which Edenor filled an extraordinary appeal (“Recurso Extraordinario Federal”), which, previous notice to ENRE, has been denied. On July 8, 2011, Edenor requested that the substance of the case be served on the ENRE, which is taking place as of the date of issuance of these financial statements. On October 28, 2011, Edenor filed an appeal (“Queja por Recurso Denegado”) to the Federal Supreme Court requesting that the rejected extraordinary federal appeal be sustained.

Tariff situation of EMDERSA´s subsidiaries

Through Note No. 8752/11, the ES provided that any increase in the tariff charged to final users of distributing agents and/or electric power distribution public service providers regarding tariff values corresponding to the month of November 2011 should be considered a part of the wholesale cost of purchase of the distributing agent and/or electric power distribution public service provider.

The relevant information of the tariff review regime and the adjustment by variations of costs of Edenor´s subsidiaries is as follows:

Distribuidora Salta

EDESA

By Resolution No. 74/11, the Public Services Regulatory Agency of Salta (“ENRESP”) established that due to the lack of sufficient elements to approve a new Tariff Structure and Electricity Rate Schedule that could go into effect in the contemplated date, the tariff structure, the electricity rate schedule and the general conditions for the electricity distribution service in Salta, included in the Concession Agreement, would continue to be temporarily in effect. The revision of the tariff structure was affected by the provisions of Law No. 25,561 and Decrees Nos. 214 and 260 of the Federal Government.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Also, the ENRESP issued Resolution No. 160/06 which established the creation of an "indicator" which allows the company to request the readjustment of rate values if the variation recorded in such indicator exceeds 5%. The transfer to the electricity rate will only take place after the approval of the ENRESP, as long as the distribution company has submitted a well-grounded presentation, demonstrating the real increase recorded in its costs as a consequence of inflation. On the opposite, if the indicator shows a negative result of more than 5%, the ENRESP will be entitled to analyze and adjust the rates accordingly.

In April 2011, EDESA submitted to the ENRESP a new proposal for the adjustment of electricity rates.

On June 16, 2011, by Resolution No. 533/11, issued within the framework of the provisions of Resolution No. 160/06, the ENRESP authorized a 19.7% adjustment in EDESA’s average sale rate for all customer categories, applicable as from the June, 2011 electricity rate schedule. Additionally, EDESA and the ENRESP are currently conducting the studies necessary for the Five-yearly Review of the Electricity Rate Schedule, which is estimated to be concluded in the first months of 2012 by a public hearing.

ESED

During the fiscal year 2005, the ENRESP approved Resolutions Nos. 126/05 and 280/05 which established a new electricity rate schedule, the quality regulations of the technical service and the system of government grants applicable to ESED’s users.

The studies for the five-yearly revision of the electricity rate schedule for the year 2010 were submitted to the ENRESP in September 2010. Additional information was subsequently submitted at the ENRESP’s request. As of December 31, 2011, the review process is still in progress. In addition, the possibility of a government grant on the electricity rates as recognition of greater costs is currently being analyzed.

Distribuidora La Rioja

Due to the fact that the increases recorded in the EDELAR’s costs exceeded the conditions stipulated in the Memorandum of Understanding for the Readjustment of the Agreement for the Provision of the Public Service of Electricity Distribution signed with the Government of the Province of La Rioja and ratified by the Governor through Decree FEP No. 2318/08, in February 2011, the Distribution Company submitted Note GPRR No. 0110/11 with the supporting documentation of the greater costs borne by EDELAR.

By Note No. 236 dated March 28, 2011, the Board of the Control Authority rejected the distribution company’s request. On April 11, 2011, by Note GPRR No. 0258/2011 sent to the EUCOP, EDELAR requested that such decision be reconsidered.

On August 19, 2011, though Resolution No. 1; Minutes No. 66, EUCOP, in its Section 3, authorizes a 4.5% increase effective as from the August-September-October 2011 quarter. To such effect, Distribuidora La Rioja should submit a distribution works investment plan for its approval by this entity.

Through Resolution No. 1, Minutes No. 81 dated October 20, 2011, EUCOP, in its Section 3, authorizes the applicable of the chart for the August-September-October 2011 quarter, approving in turn the investment plan timely submitted by the Company.

Distribuidora San Luis

On June 15, 2011, the Ministry of Public Works and Infrastructure issued Resolution No. 597-MOPeI-2011 whereby it approved an Electricity Rate Schedule, which resulted in an average increase of approximately 9% applicable as from June 1, 2011, and an investment plant to be carried out.

Tariff Situation of EDEN

During the year ended December 31, 2011, EDEN continued to submit information on the adjustments of the values of the Operative Costs Sample as well as on the valuation of the assets available for the rendering of service, in accordance with the provisions of caption 4.4 of Chapter 4 of the Protocol of Understanding. The last presentation was made in November 2011, referred to the June 2011 costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7.  (continued)

Furthermore, on June 8, 2011, Ministerial Resolution No. 415/11 was published, which provides for a 9% tariff increase in the tariff produce. Tariff charts approved by this resolution are effective as from June 1, 2011 and contemplate the suspension of the application of the Seasonal Prices for the June-September period provided for by ES Resolution No. 1169/08 for Residential Clients consuming more than 1,000 kWh per two-month period as defined by ES Resolution No. 202/11.

Gas market

The Government has passed some new resolutions to encourage investments and the production of hydrocarbons, including the Gas Plus Program created by ES Resolution No. 24/08 (as amended by Resolution No. 1.031/08). The main appeal for gas producers is the free availability and commercialization of gas extracted under this system. In order to qualify, the producer should submit an investment project in new gas areas, in areas which have not been in production since 2004, or in areas with complex geological characteristics of compact sands or low permeability (“tight gas”). With the exception of new companies, to join this program the company should be up-to-date with the payment of the production installments fixed by the Producers’ Agreement.

Oil market

As with the gas market, the oil market was also affected by several resolutions. The most important one is Resolution No. 394/07 of the Ministry of Economy and Production, which incorporates new restrictions on the exportation of crude oil by fixing a price so that the producer may find no difference between meeting the domestic or the international market. The Government would keep any surplus the producer may have if the product is exported.

The crude oil production evolution has been in decline in the last few years; consequently, several tools and regulations fixing incentives to resume a growth path have been sought. The “Oil Plus” and “Refinancing Plus” programs were created by Executive Order No. 2014/2008, which was regulated by ES Resolution No. 1312/08. Pursuant to these programs, companies showing an increase in oil production and reserves replenishment will be entitled to receive fiscal credits which may be used to pay export duties on the oil, liquefied petroleum gas and other related products payable pursuant to Resolution 394/2007. The ES grants fiscal credits to the companies participating in these programs, which are assignable. On February, 2012, the Ministry of Federal Planning, Public Investment and Services decided to suspend the application of these programs as a result of the modification of the market conditions on which they were based. While these programs were in force, both projects reached a significant level of progress, thus meeting the initially stated objectives.

NOTE 8.  RESTRICTED ASSETS, LIMITATION ON THE TRANSFERABILITY OF SHARES AND OBLIGATIONS ASSUMED

INNISA

Pursuant to point 12.13 of Chapter XII of the Terms and Conditions for the sale of 51% of HINISA capital stock, Class B shares are of free availability and their transfer by public offering shall be mandatory once the Government of the Province of Mendoza has transferred its Class C shares to retail investors resident of the Province of Mendoza. The Government of the Province of Mendoza has not performed any transfer of the Class C shares to retail investors’ resident in the Province of Mendoza.

Furthermore, it is established that the concessionaire should take the necessary measures for the Company to list its securities on the Stock Exchange.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (continued)

Transener and Transba

Restricted assets

The concession contract prohibits the concessionaire from placing a lien, mortgage or any other collateral in favor of third parties on assets destined to the rendering of the National High-Voltage Electricity Public Transmission Service in the case of Transener and the Provincial Electricity Public Transmission Service in the case of Transba, notwithstanding the free availability of those assets becoming unsuitable for that purpose in the future according to the ENRE criteria.

Limitation on the transferability of shares

Citelec may not modify its interest or sell its Class A shares in Transener without the prior authorization of the ENRE. Also, Transener may not modify or sell its interest in Transba without the prior authorization of that agency.

As set forth in the concession contract, Citelec with respect to Transener, and Transener with respect to Transba, have created a pledge in favor of the National State on all the Class A shares, as security for compliance with obligations assumed. The awardees Citelec and Transener shall increase the amount of the guarantee by creating a pledge on the Class A shares they purchase in the future as a result of new capital contributions made by them or the capitalization of profits and/or capital adjustment balances, and any successive transfers of the majority Class A shares shall be made with those pledges.

In addition, the corporate by-laws of those companies also forbid the creation of pledges or any other lien on those Class A shares, except in the cases mentioned in the concession contract.

EASA and subsidiaries

Limitation on the transferability of shares

EASA

Regarding the issuance of Class 2 Corporate Bonds. EASA must be the beneficial owner of the Class 2 Corporate Bonds and, as stated in the register, of at least 51% of the voting and outstanding shares in Edenor. Section ten of the Adjustment Agreement executed with the Grantor of the Concession and ratified by Decree 1,957/06 provides that from its effective date to the expiration of the Contractual Transition period, the shareholders who own the Majority Shares may not modify their equity interests or sell their shares.

EDENOR

In accordance with the corporate by-laws, the holders of Class A shares may transfer their shares with the prior approval of the ENRE, which will adopt a resolution within 90 days. Otherwise, the request will be deemed to have been approved.

Furthermore, Caja de Valores S.A., responsible for keeping a record of these shares, is entitled (as set forth in the corporate by-laws) to reject all such entries which are not, at its discretion, in compliance with the regulations on transfers of ordinary shares included in (i) the Argentine Business Organizations Law, (ii) the concession contract and (iii) the corporate by-laws.

In turn, Class A shares shall be pledged over the life of the concession, as security for compliance with the obligations assumed under the concession contract.

ESED

The holders of ESED’s class "A" shares may not modify their interest nor sell their shares without ENRESP’s authorization. Additionally, and in accordance with the provisions of the concession agreement, the totality of the class "A" shares have been pledged in favor of the Province of Salta as security for the performance of the obligations assumed by the distribution company. The shares will be pledged during the entire term of the concession, and will continue to be pledged when successively transferred. Should ESED fail to comply with any of the obligations assumed in the concession agreement, the Provincial Government may foreclose the pledge, by selling the shares in a Public Bid.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8.  (continued)

Furthermore, Class "A" shares, which represent 51% of the capital stock of Distribuidora Salta, Distribuidora San Luis and Distribuidora La Rioja, have been pledged in favor of the provinces’ granting power to guarantee the performance of the obligations taken on in the Concession Agreement.

EDEN

In accordance with the Bidding terms and conditions for the sales of the classes “A”, “B”, “C” shares, class “A” shares of the distribution company cannot be sold or transferred in any way without prior authorization of the Provincial Executive.

Loma de La Lata

As of December 31, 2010, short-term investments balances included current bank accounts and guarantee trusts for a total amount of Ps. 87.7 million, which are restricted by virtue of certain guarantees of the payments of interests of obligations, both in relation with the construction agreements in connection with the Project.

Pampa Inversiones

As of December 31, 2010, included securities lent to Deutsche Bank for a total market value of Ps. 8.4 million.

As of December 31, 2011 and 2010, Pampa Inversiones had securities with a market value of Ps. 20.1 million and Ps. 20.5 million respectively, which have been assigned to Deutsche Bank as collateral for granted loans, with the undertaking that they will be repurchased at maturity.

As of December 31, 2011, Pampa Inversiones had securities having a Ps. 499.6 million market value pursuant to the financing agreements mentioned in Note 6 to the consolidated financial statements.

NOTE 9.  ACQUISITIONS and DISPOSITIONS

Acquisition of asses from AEI Group

On January 19, 2011, the Company accepted an offer from a group of subsidiaries of AEI to, hold to the fulfillment of certain previous conditions, acquire whether directly or through its subsidiaries:

-              Distribution Assets: 100% of the equity of AESEBA, a company which owns 90% of the equity and voting rights of EDEN, an electricity distribution company with a concession area in the north and center of Buenos Aires province, and 77.19% of the equity and voting rights of EMDERSA, the controlling company of EDESAL, EDELAR, EDESA and EGSSA, among other companies, for a total amount of US$ 140 million, corresponding to US$ 90 million for the equity of EMDERSA and US$ 50 million for the equity of AESEBA.

-              Other Rights and Assets: i) 100% of the outstanding bonds issued on April 22, 1997 by CIESA, the controlling company of TGS and other credits against CIESA (“CIESA´s debt”), together with the rights over certain current lawsuits related to the bonds and certain CIESA´s debt restructuring agreements, for a total amount of US$ 136 million; ii) an option to acquire the rights over the claim that Ponderosa Assets L.P. and Enron Creditors Recovery Corp (the “Applicants”) have initiated against the Argentine Republic to the World Bank CIADI, with a total cost for the option of US$ 1 million, and; iii) other rights that AEI maintained over AESEBA, EDEN and EMDERSA and its subsidiaries, without economic consideration.

Distribution Assets

On March 4, 2011, Edenor accepted the gratuitous offer from the Company to appoint Edenor as an acquiring part of the distribution assets for the agreed prices. The agreement mentioned that in the event that within three years of the date of the acquisition of the shares of EMDERSA and the shares of AESEBA Edenor would partially or completely sell any of these shares, the Company will have the right to receive from Edenor a payment equivalent to 50% of the value to be received by Edenor in excess of the price paid for any of those shares. In the same date, the acquisition of such shares was consumed by the Company and Edenor. As of the issuance of theses financial statements, had begun the relevant procedures to the control authorities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

In compliance with current regulations, Edenor has formally consulted the CNV about the steps to be followed with regard to the public offering for the acquisition of EMDERSA’s shares that Edenor must make to EMDERSA’s minority shareholders due to the change in that company’s control and in accordance with the provisions of Decree No. 677/01 and the CNV’s regulations. The aforementioned consultation was made due to the fact that the authorization and carrying out of the public acquisition offering that for the same reasons is to be carried out by AEI at a price of US$ 0.68 per EMDERSA’s common share, is still pending. Therefore, the situation generated by the potential coexistence of two public offerings must, in the Company’s opinion, be clarified.

Edenor has fully assumed its obligation to carry out the public acquisition offering it is required to make due to the new change in EMDERSA’s control, which will be carried out at the same price per EMDERSA’s common share that Edenor paid to AEIU, i.e. US$ 0.49 per EMDERSA’s common share, in the manner and time period established by the control authority. The carrying out of this public acquisition offering was approved by the Edenor’s Board of Directors on March 4, 2011, and constitutes an irrevocable commitment with EMDERSA’s shareholders.

Additionally, through successive market transactions, Edenor acquired 3,247,294 common shares of EMDERSA which represent 1.38% of that company’s capital stock and votes. In this way, Edenor had extended its participation to 78.57%.

Acquisitions have been registered following the purchase method based on the acquired assets and liabilities preliminary initial measuring, which resulted in a determination of a consolidated negative goodwill amounting to Ps. 557.8 million and a Ps. 64.0 million acquisition result, which is disclosed under “Other income (expenses), net” in the Statement of Operation.

Company sale agreements

On September 16 and October 11, 2011, Edenor’s Board of Directors approved the offers made by Rovella Carranza S.A., Andes Energía Argentina S.A. and its parent company (Pampa Energía S.A), for the acquisition of its subsidiaries EDESA, EDELAR and EGSSA, respectively.

In order for these transactions to be carried out, Edenor will cause Emdersa to be partially spun off, which will result in the creation of three new investment companies, EDESAL Holding (holder of 99.99% of EDESAL’s capital stock and votes), EDESA Holding (holder of 90% of EDESA’s capital stock and votes) and EGSSA Holding (holder of 99.99% of EGSSA’s capital stock and votes). The spun-off company EMDERSA will keep a percentage of the capital stock and voting rights in EDELAR. On December 16, 2011, at EMDERSA’s Extraordinary General Meeting of Shareholders, which was resumed on January 13, 2012 after a recess, the above mentioned company reorganization process was approved.

Investments in the companies EMDERSA and EMDERSA Holding have been stated in the Consolidated Balance Sheet in the item Other current assets at their estimated realizable value, since it is lower than its proportional equity value. In order to assess their realizable value, the values of the offers received (which are mentioned below) have been used in the cases of EDESAL and EDELAR, and their estimated realizable value has been used for EDESA. Therefore, the Company has recorded total losses amounting to Ps. 56 million.

For this reason, the effects of discontinued operations in consolidated results for the year ended December 31, 2011 are stated below:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

	Consolidated statement of operation as of December 31, 2011	Discontinued operations	Consolidated statement of discontinuing operations as of December 31, 2011

Sales	6,774,518,774	(736,157,184)	6,038,361,590
Cost of sales	(5,583,050,351)	408,643,883	(5,174,406,468)
Gross profit	1,191,468,423	(327,513,301)	863,955,122

Selling expenses	(450,547,075)	97,300,967	(353,246,108)
Administrative expenses	(560,182,706)	97,361,531	(462,821,175)
Goodwill amortization	(5,732,085)	(572,000)	(6,304,085)
Operating income	175,006,557	(133,422,803)	41,583,754

Result for investing in other companies	20,703,285	(924,000)	19,779,285

Financial and holding results
Generated by assets	(658,167,270)	10,909,980	(647,257,290)
Generated by liabilities	(722,478,175)	47,809,314	(674,668,861)
Total resultados financieros y por tenencia	(1,380,645,445)	58,719,294	(1,321,926,151)

Other income, net	32,134,316	2,518,352	34,652,668

Loss before taxes and minority interest	(1,152,801,287)	(73,109,157)	(1,225,910,444)

Income tax	40,597,544	22,196,530	62,794,074
Minority interest	181,075,750	26,096,674	207,172,424
Loss for the year from continuing operations	(931,127,993)	(24,815,953)	(955,943,946)

Discontinued operations	-	24,815,953	24,815,953

Net loss for the year	(931,127,993)	-	(931,127,993)

Assets and liabilities sale associated to EDESAL

The total and final price of the offer amounts to US$ 26.7 million and was fully colletecd in two payments.

Furthermore, as stipulated in the Offer Letter on October 2011, EDESAL repaid the financial loan granted by the Edenor to EDESAL for an amount of Ps. 37.5 million, plus interest accrued through the settlement date. At that moment Edenor transferred 24.80% of EMDERSA’s shares and 0.01% of EDESAL’s shares to Rovella Carranza S.A. which set up a guarantee trust, comprised by the parties and  Deutsche Bank S.A. to secure compliance with the parties’ obligations.

From the date of final payment and during the term of the trust, EDESAL will be managed by a board of directors appointed by EMDERSA, in accordance with the buyer’s proposal. It will be comprised of 5 directors, four  of whom were elected by the buyer and one of whom were elected by the seller, and equal number of alternate directors, four of whom were elected by the buyer and one of whom were elected by the seller.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

Upon completion of the spin-off process, EDESAL Holding will issue 78.44% of its shares in the name of the trustee, who, in turn, will transfer them to the buyer, together with 0.01% of EDESAL’s shares, and will simultaneously return the aforementioned EMDERSA’s shares to the Company.

In the event that at the end of the two-year term to commence from the date of acceptance of the offer, which took place on September 16, 2011, neither EMDERSA’s spin-off nor the creation of EDESAL Holding have been carried out, the trustee shall transfer to Rovella Carranza S.A., as an alternative way of the Company’s compliance with its obligation and for the price received by the Company, 24.80% of EMDERSA’s capital stock and votes, with Edenor maintaining  53.64% of EMDERSA’s capital stock and votes.

Assets and liabilities sale associated to EDELAR

The offer received by Edenor implies a proposal to buy a purchase option to Andes Energía SA. for a price of US$ 1.5 million to:

i)             In the case that the spin-off of EMDERSA is completed within the term of 2 years, to buy 78.44% of the Edenor’s direct and indirect stake in EDELAR for US$ 20.3 million, to be paid in two payments: the first one for US$ 5.3 million 90 calendar days after the acceptance of the Offer (not prior to 45 days and not later than the date of exercise of the option) and the remaining balance, i.e. US$ 15 million will be paid two years from the acceptance of the offer, accruing interest at an annual rate of 12.5% payable semi-annually.

ii)            In the case that the spin-off of EMDERSA is not completed within the term of 2 years, the option will grant the right to acquire 20.27% of EMDERSA’s capital stock and votes indirectly held by Edenor, paying for such purpose the same price  and  in the same way indicated in caption 1 above.

It is noteworthy that the buyer may choose in the date of exercise of the option not to pay the balance of the purchase price and 6.32% of EMDERSA’s capital stock and votes indirectly held by Edenor (reduced option). Additionally, the buyer may choose not to pay the balance of the price on the final payment date and change to the reduced option system, in spite of having exercised the full option in the full option exercise date, in the case that the buyer is notified by Edenor not less than 15 days prior to the final payment date, that the Board of Directors of EDELAR will be removed without cause, and that the Buyer will not therefore continue with the management of EDELAR after such date.

In the event that Edenor fails to notify the buyer as stated above, and the Buyer pays the remaining balance of the price, the members of EDELAR’s board of directors will continue to be appointed as stipulated in the offer.

The offer also implies the buyer’s commitment to settle or acquire, on the option exercise date, the total financial loan granted by Edenor to EDELAR for an amount of Ps. 31.2 million  plus interest accrued through the settlement date.

In order to implement the reported transaction, Edenor was contributed 53.64% of EMDERSA’s capital stock and votes to a new company organized for this purpose (“EMDERSA Holding”). Therefore, the transfers of EMDERSA’s shares in favor of Andes Energía Argentina S.A. will be made through EMDERSA Holding.

On the option exercise date, and as long as the described operation has not been perfected, the capital stock subject-matter of the operation will be transferred to a guarantee trust -together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the purchaser), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A.- created in order to secure the due performance of the parties’ obligations, where Edenor will keep control over EMDERSA.

Unless the reduction option is exercised, on the option exercise date, the buyer will result owner of the 37.78% of EMDERSA Holding´ shares and direct holding of Edenor, and immediately will proceed to constitute a trust of guarantee in order to assure the fulfillment of the obligations of the parts, which will transfer in the above mentioned date and in name of trustee, the 37.78 % of EMDERSA Holding´ shares and direct holding of Edenor, together with 80% of the shares of Hidroeléctrica del Sur S.A. (owned by the buyer), which in turn holds 59% of the capital stock of Hidroeléctrica Ameghino S.A, maintaining Edenor control of EMDERSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

From the option exercise date, provided, however, that the payments due on such date have been made by the Buyer, and during the term of the trust, the management of EDELAR will be in charge of a board of directors appointed by EMDERSA, in accordance with the Buyer’s proposal. The board of directors will be comprised of 5 directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller, and equal number of alternate directors, four of whom will be elected by the Buyer and one of whom will be elected by the Seller.

On February 8, 2012, Edenor’s Board of Directors approved a proposal for the modification of the offer letter by Andes Energía Argentina S.A. By virtue of this modification, the term during which Andes Energía Argentina S.A. may make the payment and exercise the option was extended until March 31, 2012.

Until the moment of payment and the exercise of the option, Edenor may freely sell or assign to any third party or provide for the sale or assignment of the whole or part of the shares subject-matter of the transaction and/or the rights over such shares. In case a sale is made to a third party, Andes Energía Argentina S.A.’s option may not be exercised, and there may be no balance pending payment and Edenor and Andes Energía Argentina S.A. will not incur any liability.

All other terms and conditions of the Offer Letter will remain in full force.

Other Rights and Assets

On January 27, 2011, Pampa Inversiones acquired the 100% of the shares of Inversiones Argentina I, a company which owns CIESA ´s debt together with the rights over certain current lawsuits related to the bonds and certain CIESA´s  debt restructuring agreements. Related to these agreements, Pampa Inversiones is undergoing a process of negotiation with the debtor and its shareholders, aimed at the realization of a cancellation agreement of the due and unpaid liabilities, in satisfactory terms to the parties. Through this agreement, the principal financial creditor would obtain the 50% of the shares of CIESA, and would control the 51% of TGS, while CIESA would end definitively the default process in which is subsumed in the last 8 years.

On October 6, 2011, and in consideration of the amount of US$ 25 million, the Company acquired the rights to control, suspend and waive all Ponderosa Assets L.P. and Enron Creditors Recovery Corp’s arbitration proceedings (indistinctly referred to as “arbitration”) against the Republic of Argentina pursuant to the Call Option Agreement (the “Agreement”) entered into by and between the Company, Inversiones Argentina II and GEB Corp. on March 11, 2011, which are classified in other current receivables.

Memorandum of Understanding

On May 10, 2011, and regarding the facts stated in this Note, the Company and its subsidiaries EPCA, Pampa Inversiones and Inversiones Argentina I Ltd. (“IAI”) (jointly referred to as “Pampa”) signed a Memorandum of Understanding with Petrobras Energía S.A. and Petrobras Hispano Argentina S.A.  (jointly referred to as “Petrobras”) and CIESA, whereby the parties agreed to suspend the lawsuit titled “Compañía de Inversiones de Energía S.A. v. AEI, AEI v. Compañía de Inversiones de Energía S.A., Petrobras Energía S.A., Petrobras Hispano Argentina S.A., Héctor Daniel Casal, Claudio Fontes Nunes y Rigoberto Mejía Aravena” currently pending before the Supreme Court of the State of New York with the purpose of putting forth their best efforts to reestablish the financial restructuring stipulated in the Restructuring Agreement executed on September 1, 2005 by and among CIESA, Petrobras, EPCA, ABN AMRO BANK N.V, Sucursal Argentina (acting in its capacity as trustee and not on its own behalf) and CIESA’s Financial Creditors (the “Restructuring Agreement”), regarding the Corporate Bonds issued on April 22, 1997 by CIESA and the two derivative transactions originally executed between CIESA and J. Aron & Company on August 3, 2000, and between CIESA and Morgan Guaranty Trust Company of New York on August 4, 2000 (the “Lawsuit”); and to include Pampa as a party to the Restructuring Agreement, all of this subject to obtaining the required governmental approvals to implement the Restructuring Agreement and secondly, subject to obtaining such governmental approvals, to timely withdraw all claims and actions initiated by the Parties and third parties in the Lawsuit, thus ending all disputes among them.

This Memorandum of Understanding, executed on the date hereof, represents an important milestone in the process towards the cancellation of CIESA’s overdue and unpaid liabilities.

On May 17, 2011, the parties of the Restructuring Agreement executed its fourth amendment, which provides that AEI should be replaced by Grupo Pampa and sets forth the terms and conditions for the completion of the restructuring and debt swap process through the transfer of CIESA shares to the Company and/or its subsidiaries, as applicable, which would result in a new shareholding structure of CIESA, in which Petrobras would have a 50% equity interest, and the Company and/or its subsidiaries would have the remaining 50% share, including its interest through EPCA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

The Restructuring Agreement was filed with ENARGAS and the National Antimonopoly Office (“CNDC”) on May 19, 2011. On October 5, 2011, the approval of the agreement has been obtained from the ENARGAS, and it is still pending the approval from the CNDC as of the date of these financial statements.

Acquisition of an additional interest in Edenor

As of December 31, 2011, Pampa Inversiones holds 14 ordinary class B shares issued by Edenor and 1,749,976 ADRs (equivalent to 34,999,520 shares), acquired in various market transactions, equivalent to 3.9% interest in Edenor´s common stock. The Company has considered such interest as temporary investments and consequently it was classified as short-term investments in the consolidated balance sheet.

Divestment from Ingentis

Furthermore, the offer sets forth that Ingentis S.A. shareholders participating in the purchase would use their best efforts to agree on a capital decrease in Ingentis S.A. with the Province of Chubut aiming to cancel Inversora Ingentis interest in such company. This capital decrease was in the distribution of certain assets held by Ingentis S.A.

Capital decrease in Ingentis

On December 2, 2011, Ingentis’ Extraordinary General Meeting of Shareholders resolved to decrease its capital stock by 152,652,500 ordinary shares with a face value of Ps. 1 each owned by its controlling shareholder, Inversora Ingentis, for a total amount of Ps. 152,234,996 through the assignment of certain receivables and the offsetting of certain debts the shareholder had with this company.  As a result, the Company has cancelled its indirect equity interest in Ingentis, thus concluding the divesting process started on July 16, 2010 as stated in the following section.

Sale of interest in Ingentis

On July 16, 2010, the controlled company Inversora Ingentis accepted an irrevocable offer for the purchase of shares whereby it sold to Petrominera Chubut S.E., 33,397,500 Ingentis shares representing 10.95% of its capital stock and voting rights.

The price amounted to Ps. 33.4 million. 50% of the price was paid by the purchaser upon the transaction’s closing date; the balance, amounting to US$ 4.2 million, will be paid in 24 monthly installments bearing the agreed interest, with an initial six-month grace period. This financing is guaranteed with a pledge on all shares subject-matter of the transaction. In the month of March, 2011, Inversora Ingentis has started collecting the installments of the above mentioned receivable. As at December 31, 2011, the loan balance amounts to Ps. 11. 4 million.

Investment projects for oil and gas production

At present, the Company, through its subsidiary Petrolera Pampa, is developing several investment projects mainly related to the development of new gas areas, among which we can highlight the following:

i.                  On December 1, 2010, Petrolera Pampa entered into an investment agreement with Apache Energía Argentina S.R.L. (“Apache”) to conduct the joint exploitation of the Anticlinal Campamento and Estación Fernandez Oro areas (provinces of Neuquén and Río Negro, respectively) with an estimated investment by Petrolera Pampa of US$ 20 million during the next 3 years (15% of the total investment amount), and operating expenses for the development of such production, in consideration of which it will obtain a proportional part of the production, which is estimated at 700,000 m3/day of non-conventional natural gas. As of December 31, 2011, the total amount invested in this agreement amounted to Ps. 12.4 million, containing at present 16 productive wells.  Even though the target production volume has been exceeded (the average monthly production during 2011 amounted to 926,000 m3/day), Petrolera Pampa estimates the initially stipulated investment plan should continue to keep this target production level. Petrolera Pampa’s production  under this agreement is being sold to Loma de la Lata under the Gas Plus program.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 9.  (continued)

ii.                 On December 7, 2010, Petrolera Pampa executed an investment agreement with Petrobras Argentina S.A. (“Petrobras”) on the “El Mangrullo” area whereby Petrolera Pampa acquired 43% of the right to freely dispose of —at wellhead—, market and industrialize the hydrocarbons extracted from certain wells to be drilled in such area. In consideration of the foregoing, initially Petrolera Pampa has undertaken to invest up to US$ 16 million in the drilling of four wells In order to guarantee a target production of 400,000 m3/day of natural gas under the Gas Plus program for a term of four years, a total nine-well drilling plan was estimated, which would entail a total investment of approximately US$ 24 million for Petrolera Pampa . Three wells were drilled during 2011, two of which have been in production since August 2011, with an average daily production of 234,000 m3/ day during 2011. Petrolera Pampa estimates it will reach the target production volume once the third well comes into production. Investments for the three wells amount to approximately US$ 14.2 million. The whole Petrolera Pampa’s production is being sold to Emdersa Generación Salta (“EGSSA”) under the Gas Plus program.

iii.              On September 14, 2010 Petrolera Pampa entered into an agreement with Rovella Carranza S.A. whereby it would become the assignee of a 50% share in the Senillosa (Province of Neuquén) prospecting area, and under which it undertook to make investments for up to US$ 3.3 million in order to fulfill the first work and investment plan during the Area prospecting period. During 2011, Petrolera Pampa started to implement the investment plan. In a first stage, the analysis of the area was concluded through a geochemical study, as well as the acquisition of 3D seismic surveys for an approximate area of 132 km2. As at the issuance hereof, Petrolera Pampa has started the drilling plan, which initially provides for the drilling of three exploratory wells.

Additionally, Petrolera Pampa is considering another investment project in oil and gas with Petrolera Piedra del Águila S.A. for the assignment of 100% of the ownership and certain rights over the Los Leones, Picún Leufu Sur, Ramos Mexia and Umbral. In this agreement, Petrolera Pampa undertook to conduct seismic studies for an approximate value of US$ 1.2 million and, at a later state, drilling works; furthermore, subject to the success of the previously mentioned activities, the assignor will receive a payment and a percentage of the future production. This agreement is subject to the meeting of certain conditions precedent, including its approval by the Government of the Province of Neuquén.

NOTE 10. EXPANSION PROJECT OF the GENERATION PLANT LOMA DE LA LATA

Conversion of the power generation plant to a combined cycle

On September 6, 2007, Loma de la Lata entered into two engineering, provision and construction agreements with the Transitory Union of Companies formed by Isolux Corsan S.A. and Tecna Proyectos y Operaciones S.A. (together the “Contractor”) for the conversion of its power generating plant to a Combined Cycle plant. On June 19 and November 6, 2008 contracts were executed with ABB S.A. for the expansion of the converter station and the provision of the main converter, and on June 15, 2008, Mari Menuco awarded the construction of the capture and unload water to the lake, thus contemplating the Project’s works. The Project included 178 MW power increase; thus, once it has been concluded, the total power would be amount to 553 MW.

The project mainly consisted of the provision and installation of three waste heat boilers and a vapor turbine which will allow the plant to have a combined rather than a single cycle system, thus increasing the capacity of the plant by 50% with no additional gas consumption, with the resulting increase in efficiency of the whole generating equipment.

The project’s initially start-up date was estimated for june, 2010; however, social and labor conflicts beyond Loma de la Lata’s control and fundamentally several delays in the works execution by the contractor resulted in delays. Afterwards, delivery was rescheduled for July 2010 and, after new delays by the Contractor, it guaranteed to Loma de la Lata that the start-up would take place by the end of that fiscal year. However, and despite the new date guaranteed for commercial operation, the Contractor incurred new delays, and in the month of February 2011, after an operating error while certain tests were being performed, together with a design failure, a serious accident took place in the Steam Turbine unit, which made it necessary to reschedule the start-up date for the month of August of the same year.

Within this context, on March 30, 2011, Loma de la Lata accepted a proposal by the Contractor setting forth the mechanisms for the repair of the technical defects of the Steam Turbine unit, as well as the proceedings to follow for the start-up of this turbine generator system. One of the damaged components was the turbine rotor, which was repaired but which will have to be replaced in the next few years based on the recommendation of the turbine manufacturer.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (continued)

Therefore, and taking into consideration the applicable contractual conditions, Loma de la Lata conducted all applicable measures and procedures for the collection of the economic compensations stipulated by contract and those payable by the insurance companies. In this respect, Loma de la Lata has filed all applicable presentations necessary for the recovery of the insured amounts, and the process is currently at the consultation stage by the claim adjuster which is customary in this kind of processes.

As a result of the accident in the Plant, Loma de la Lata conducted all applicable procedures to collect from the insurance companies the applicable compensations for lost profits and additional financial and administrative costs for a still indeterminate amount. In this respect, Loma de la Lata has filed a claim for compensation together will all supporting documentation, which is the review stage by insurance companies. Loma de la Lata has also requested an advance on the claim adjustment, the collection of which is deemed imminent.

The combined cycle finally became commercially operative on November 1, 2011. Although the project was estimated to increase power by 176 MW, due to the technical obstacles reported by the turbine generator system provider and detected in other equipment having the same technology, certain components of the turbine generator system had to be removed in order to be redesigned. Thus, each turbine generator system was commercially commissioned with 165 MW, and the Contractor estimates that the undertaken capacity will be reached halfway through 2013, once the manufacturer performs the applicable modifications and redesigns.

The total project cost is estimated at approximately US$ 234.6 million, without considering the value-added tax and capitalized financial costs. Additionally, Loma de la Lata has capitalized financial costs for the amount of Ps. 268.9 million as described in Note 3.h), resulting in a total cost of Ps. 1,123.2 million, which have been charged according to their nature to each item of consolidated Exhibit A of these financial statements.

Regarding this project, Loma de la Lata had originally granted certain guarantees, which were released after the beginning of commercial operations, as described in Note 6.

Legal actions for breaches by the Contractor

As a result of the serious delays in the delivery of the expansion work and other breaches by the Contractor, Loma de la Lata demanded the Contractor to pay the delay penalties stipulated in the Construction Agreement, and also required the provider to pay an advance on the damages applicable in case of breach of certain obligations under the Provision Agreement. Both requirements were rejected, and Loma de la Lata executed the bank performance bonds set forth by the Project’s Agreements, besides reserving its right to claim a comprehensive redress of all damages sustained to the Contractor.

As a result of these executions, on November 14, Banco Bilbao Vizcaya Argentaria S.A. transferred to Loma de la Lata the amounts of US$ 0.9 million and US$ 5.9 million in payment of the sureties issued to guarantee the performance of the obligations arising from the Construction Agreement.

On October 28, 2011, the Contractor requested Loma de la Lata to issue the Work’s Provisional Reception Certificate, which request was rejected by the Company, alleging the breach by the Contractor of the contractual conditions required to such effect.

On December 1, 2011, the Secretariat of the International Chamber of Commerce served notice on Loma de la Lata of the request for arbitration filed by the Contractor, which basically states the following claims against Loma de la Lata:

-          The granting of the provisional reception certificate under the Construction Agreement.

-          The return of the amounts collected by the Company through the execution of the sureties issued by BBVA upon request of the Contractor.

-          The payment of damages, not yet assessed, which would result from the Company's actions regarding the previous claims.

Pursuant to what has been informed and the serious breaches by the Contractor under the Agreements, on December 30, 2011, Loma de la Lata filed before the International Chamber of Commerce a motion for disallowance of the Contractor’s claims stated in the request for arbitration and a counterclaim against the Contractor, whereby Loma de la Lata seeks a comprehensive redress of the damages sustained as a result of these breaches.

Furthermore, Loma de la Lata was served notice of an interim injunctive relief requested by the Contractor, which involved a seizure of its stock holding in CTG for the amount of US$ 8.2 million, as well as a seizure of any amounts collectable from CAMMESA for the above-indicated amount (the “Seizures”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10.  (continued)

On January 11, 2012, the intervening Court on duty sustained Loma de la Lata’s request to substitute the Seizures by a surety bond. As at the date hereof, this substitution has been ratified. Additionally, the Issuer has appealed the granting of the interim injunctive relief, which should be reviewed by the Appellate Court.

In addition, Loma de la Lata executed a surety issued by Commerzbank upon request of the Contractor for the amount of US$ 13.2 million to guarantee the performance of the obligations arising from the Provision Agreement in view of the damages resulting from the breach by the Contractor, inter alia, to provide a turbine with proven technology generating 175.73 MW, which was estimated at approximately US$ 21 million.

In order to prevent the payment by the surety bank of the required amount, the Contractor requested the issuance of an interim injunctive relief before a Commercial Court of Madrid, Spain, which was sustained on December 29, 2011 and notice of which was served on Loma de la Lata on January 23, 2012. Such interim precautionary relief ordered Loma de la Lata to refrain from executing the surety in question for an amount higher than US$ 1.2 million, the amount of the performance penalties pursuant to the judge that issued the injunctive relief upholding the Contractor’s claims, which would be the only amount owed under the Supply Agreement. Additionally, the interim injunctive relief ordered that the surety bank should refrain from paying to Loma de la Lata any amount above US$ 1.2 million until the termination of the arbitration proceeding, which should be started within 20 working days as from the rendering of this decision.

On January 18, 2012, the Commerzbank (Madrid branch) informed Loma de la Lata that, based on the judicial order, it would suspend the payment of the surety.

On January 26, 2012, the Issuer was notified of the amendment of the complaint by the Contractor in order to include a claim for damages for the execution of the surety issued by Commerzbank.

The Issuer has appealed the interim injunctive relief granted in Madrid, and will answer the claims made by the Contractor in the amendment of the arbitration complaint.

Loma de la Lata and its external counselors consider they have solid arguments for the disallowance of the arbitration complaint, the revocation of the interim injunctive reliefs by the Appellate Courts and the upholding of its counterclaim against the Contractor.

NOTE 11. RECOVERY OF THE STREET LIGHTING AND CLEANING AND WASTE REMOVAL ASSESSMENT (“ABL”)

The Company carried a current liability for the unpaid ABL generated by a property that the Company transferred to its affiliate PRESA in December 2007 and that was originated due to a tax valuation carried out by the Buenos Aires City (“GCBA”) that the Company challenged in court.

In September 2003, the Company filed a case seeking to: i) challenge the tax valuation, ii) seek the annulment of this valuation and iii) establish by a court-ordered procedure the property valuation to apply it retroactively to October 30, 2001, date on which the tax valuation was challenged in administrative courts.

The court hearing the case allowed the tax valuation challenge brought forward by the Company and declared the annulment of the DGR’s (Buenos Aires tax office) that established the new tax valuation.

In March 2010, once the various court stages concluded, the Buenos Aires City determined a new tax valuation complying with the court resolution and issued debt slips for 1998 through 2010 which were settled in time and manner.

As regards the installments related to the 1994-1997 period, Buenos Aires City reported to the court case that such period compensated because upon booking a valuation lower than that issued before, payments made by the taxpayer for ABL for those years were computed as credits.

As a result of this determination, for the year 2010, the Company registered an income of Ps. 7.6 million included in “Other income (expenses), net” in the Statement of Operation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12.  Common stock

At December 31, 2011 the Company had 1,314,310,895 of book-entry shares with a par value of Ps. 1 each and entitled to 1 vote per share.

On September 8, 2008, the Company’s Board of Directors resolved to establish the terms and conditions to acquire shares issued by the Company for up to US$ 30,000,000, for 120 running days, up to a maximum amount to be invested of 10% of the Company’s common stock and at a price between Ps. 1.10 and Ps. 1.70 per share. The Company’s Board of Directors considered that this transaction guarded over the shareholders’ best interests given the strong impact underwent by the listed price of local shares due to the international macroeconomic context, which by the repurchase would increase their interests in the Company's strategic assets.

Considering all the processes of acquisition of shares approved, the Company has acquired 211,883,347 Class A shares, with a face value of Ps. 1 per share, at an acquisition average cost of Ps. 0.97 per share totalizing Ps. 205,479,339, which is net in the retained earnings.

Due to the previously mentioned acquisitions, the Company exceeded the limit of treasury stock, established at 10% of its capital stock as provided by Section 68, Law No. 17,811 (as revised by Decree No. 677/01). This limit has been temporarily suspended by CNV considering the gravity and exceptionality of the current situation upon issuing General Resolutions Nos. 535/08, 546/08, 550/09 and 553/09 until June 30, 2009. Under that circumstance, as from June 30, 2009, the Company has not acquired additional shares of its own.

Regarding to treasury stock, the Company’s Board of Directors resolved to request to regulators the authorization to reduce its common stock by up to the amount of 211,883,347 registered shares, which was granted on March 8, 2010.

On April 23, 2010, the Ordinary Shareholders’ Meeting approved to reduce the capital stock by cancelling the previously mentioned treasury stock. This decision has been reflected accordingly in the Statement of Shareholder’s Equity, which has been approved by the CNV on September 13, 2010.

NOTE 13.  profit distributions

Legal Reserve

In accordance with the Argentine Commercial Companies Law, 5% of the net profit for the year calculated in accordance with Argentine GAAP must be appropriated to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

Dividends

In accordance with Law No. 25,063, dividends distributed in cash or in kind, in excess of accumulated tax profits at the end of the year immediately before the date of payment or distribution, will be subject to a 35% income tax withholding in a single and final payment. The balance of accumulated accounting profits at December 31, 1997, less dividends paid plus tax profits calculated as from January 1, 1998 are considered accumulated tax profits for the purposes of this tax.

Dividends in advance

To preserve the Company’s equity and mainly guard over the equitable treatment among shareholders, the Company has decided to implement a mechanism considered to be effective and efficient consisting in anticipating dividends which will compensate personal assets tax required to pay over tax authorities in its capacity of substitute taxpayer for such tax.

Therefore, on December 3, 2010, the Company’s Board of Directors resolved to anticipate dividends in cash under the terms of Argentine Commercial Companies Law for Ps. 18,111,204, which is equivalent to 0.0137% to the face value of each outstanding share and which was ratified in the Shareholders’ Meeting held on April 14, 2011.

Additionally, the dividend payment was realized on March 28, 2011, date on which the value obtained by the equity method was known and based on which personal assets tax should be paid.

As at December 31, 2011, the Company’s Board of Directors has not been able to implement this mechanism regarding the tax applicable as at that date, since the Company has no accumulated income sufficient to approve the anticipated dividends' amount. The Company is currently evaluating alternative mechanisms to recover the corresponding proportional amount from the shareholders covered by the tax.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14.  OPPORTUNITIES ASSIGNMENT AGREEMENT - PURCHASE OPTIONS

As approved by the Shareholders’ Meeting of September 16, 2006, on September 27, 2006 the Company signed an Opportunities Assignment Agreement, whereby certain executives were committed to provide the Company with potential business opportunities encompassed by the Company’s investment guidelines, exceeding US$ 5 million. In consideration, the Company granted to those executives purchase options for up to 20% of capital, by virtue of the purchase option agreements signed with such executives.

CNV, through Resolution No. 15,447 dated August 17, 2006, approved the issuance of the purchase options representing 20% of the Company’s capital stock, conditioning that authorization to certain actions that were fulfilled on October 9, 2006.

The Opportunities Assignment and Purchase Option agreements were modified by means of the agreements of September 28, 2007 and June 6, 2008, to the effects of: (i) reduce the rights of the executives under the purchase options, waiving their right to subscribe whenever the Company’s capital is increased an additional number of common stock which allows them at any time hold 20% of the capital stock of the Company, as established in the purchase option agreements; and (ii) provide that the 20% limit, applicable to the transfer of purchase options that had not become exercisable stock options in favor of transferees of unexercised stock options shall not apply with respect to any legal entity that is controlled in a 100% by an executive.

For the original agreement and subsequent amendments, the Company issued stock options that grant the right to subscribe a 381,548,560 at different exercise prices. Regarding these options, a compensation expense is recognized ratably over the effective term of the Opportunities Assignment Agreement (consistent with the vesting period), with a credit to an equity reserve. As of September 30, 2009  the equity reserve amounts to Ps. 35,3 million.

On April 16, 2009, in accordance with the resolution of the Ordinary and Extraordinary Shareholders Meeting of April 8, 2009 and the report of the Company’s Audit Committee, the Company and certain of its Executives executed an amendment to the Opportunities Assignment Agreement, which extended the term of the Agreement by five years until September 27, 2014.  In addition, the Company signed a Restated Warrant Agreement with each of the relevant executives amending certain terms of the Warrant Agreements, including the exercise date of the Warrants and the exercise price, which was set at US$ 0.27 per warrant. In accordance with the amendment, one-fifth of each of the Series I, Series II and Series III Warrants may be exercised as from September 28, 2010, 2011, 2012, 2013 and 2014, and will remain in effect for fifteen years from the date of issuance.

Considering that Argentine GAAP does not set forth how the effects of the amendments made to the contracts mentioned above should be recognized in the financial statements, the Company has used the provisions set forth in IFRS and United States Generally Accepted Accounting Principles as a reference framework. To this effect, and according to the provisions of both accounting frameworks, when the amendments increase the market value of the contract, this increase should be recognized in profit and loss in the remaining effective period. The increase in the market value of the contracts should be determined as the difference between the market value of the contract prior and immediately after the amendment. Therefore, this calculation has been carried out following the Black-Scholes valuation model and resulted in Ps. 44.7 million of additional compensation expense.

Since the amendments extended the effective term of the contract to five years, the Company decided to recognize the original cost until September 28, 2009 and as from that moment recognize the additional cost mentioned before in the five-year term from September 29, 2009 to September 28, 2014.

Additionally, on August 3, 2009, the Company received a communication from the Executives by which they stated that aiming to emphasizing even more their commitment with the Company’s sustained growth, each of them has personally and irrevocably waived their right to exercise any option accrued in their favor (or their transferees) and to receive Company shares of common stock underlying such options before September 28, 2013. Consequently, none of the Executives will exercise options accrued and received through September 28, 2012, before September 28, 2013.

As of December 31, 2011 the equity reserve amounts to Ps. 55.4 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Operating segments are revenue-producing components of the enterprise for which separate financial information is produced internally for management. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation: Made up of the direct and indirect equity interest in Loma de la Lata, HINISA, HIDISA, CTG, CPB, Powerco, Energía Distribuida and Pampa Generación and investments in shares in other companies related to the electricity generation sector.

Transmission: Made up of the indirect equity interest in Transener and its subsidiaries.

Distribution: Made up of the indirect equity interest in EASA, Edenor, and its directly controlled subsidiaries EMDERSA and AESEBA, and the subsidiaries of the latter. As of December 31, 2011, and pursuant to the divestment mentioned in Note 9, the Company has deconsolidated the assets comprised in EMDERSA and EMDERSA Holding. However, the consolidated results for the year ended December 31, 2011 include those corresponding to said assets for a ten-month period as from their acquisition date.

Holding and others: Made up of financial investment operations, holding activities, oil and gas exploitation, and other complementary businesses.

The Company manages its segments to the net income (loss) level of reporting.

Below is a table with the information for each segment identified by the Company as of and for the years ended December 31, 2011 and 2010. The information for the year ended on December 31, 2011 corresponding to the Distribution segment includes EASA and Edenor results for the year and the results of EMDERSA, AESEBA and their subsidiaries as from the acquisition date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2011

	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	2,842,129,197	313,641,102	3,565,047,110	52,198,234	-	6,773,015,643
Intersegment sales	9,189,844	488,730	-	3,393,292	(11,568,735)	1,503,131

Total sales	2,851,319,041	314,129,832	3,565,047,110	55,591,526	(11,568,735)	6,774,518,774
Cost of sales	(2,495,375,640)	(251,084,879)	(2,799,325,865)	(40,672,144)	3,408,177	(5,583,050,351)

Gross profit	355,943,401	63,044,953	765,721,245	14,919,382	(8,160,558)	1,191,468,423

Administrative expenses	(140,238,082)	(51,312,737)	(332,472,194)	(43,779,693)	7,620,000	(560,182,706)
Selling expenses	(18,946,945)	-	(430,642,510)	(974,886)	17,266	(450,547,075)
Amortization of goodwill	(15,239,474)	763,399	8,743,990	-	-	(5,732,085)

Operating income (loss)	181,518,900	12,495,615	11,350,531	(29,835,197)	(523,292)	175,006,557

Financial and holding results
Generated by assets	92,806,818	23,455,957	(686,697,997)	(49,087,687)	(38,644,361)	(658,167,270)
Generated by liabilities	(269,246,202)	(62,252,270)	(386,746,803)	(43,400,553)	39,167,653	(722,478,175)

Result for investing in other companies	-	-	924,000	19,779,285	-	20,703,285
Other income (expenses), net	(14,458,173)	(13,042,058)	(25,297,762)	84,932,309	-	32,134,316
Loss before taxes and minority interest	(9,378,657)	(39,342,756)	(1,086,468,031)	(17,611,843)	-	(1,152,801,287)

Income tax	(2,286,246)	9,212,311	37,729,237	(4,057,758)	-	40,597,544
Minority interest	(31,277,446)	17,257,411	195,095,785	-	-	181,075,750

Net loss for the year	(42,942,349)	(12,873,034)	(853,643,009)	(21,669,601)	-	(931,127,993)

Amortization (1)	107,435,088	60,561,472	272,705,780	24,693,696	-	465,396,036

Consolidated information as of December 31, 2011

Total Assets	3,606,091,078	978,282,388	5,638,643,915	1,704,160,174	(477,834,106)	11,449,343,449
Total Liabilities	2,334,434,070	509,532,386	4,380,962,274	921,065,069	(477,834,106)	7,668,159,693

Additional Consolidated information as of December 31, 2011

Fixed assets acquisitions	172,828,760	26,852,611	653,359,874	97,583,216	-	950,624,461
Intangible assets acquisitions	-	-	40,864,320	-	-	40,864,320

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15.  segment information (continued)

Consolidated Statement of Operation information at December 31, 2011
	Generation	Transmission	Distribution	Holding and others	Eliminations	Consolidated

Sales	2,281,345,824	291,040,193	2,173,644,000	808,012	-	4,746,838,029
Intersegment sales	10,286,283	839,560	-	52,968	(9,459,431)	1,719,380

Total sales	2,291,632,107	291,879,753	2,173,644,000	860,980	(9,459,431)	4,748,557,409
Cost of sales	(1,941,300,613)	(198,630,524)	(1,731,452,313)	(762,900)	2,546,540	(3,869,599,810)

Gross profit	350,331,494	93,249,229	442,191,687	98,080	(6,912,891)	878,957,599

Administrative expenses	(111,039,585)	(44,662,513)	(180,643,794)	(35,997,714)	6,582,452	(365,761,154)
Selling expenses	(16,434,925)	-	(194,536,285)	(146,882)	-	(211,118,092)
Amortization of goodwill	(15,239,480)	809,846	(5,534,459)	-	-	(19,964,093)

Operating income (loss)	207,617,504	49,396,562	61,477,149	(36,046,516)	(330,439)	282,114,260

Financial and holding results
Generated by assets	42,184,842	41,163,525	(4,371,600)	(22,875,937)	(22,824,244)	33,276,586
Generated by liabilities	(105,316,547)	(47,812,771)	(200,999,344)	47,409,527	22,864,805	(283,854,330)

Other income and expense	16,991,899	(3,760,724)	(9,814,450)	2,450,726	289,878	6,157,329
Income before taxes and minority interest	161,477,698	38,986,592	(153,708,245)	(9,062,200)	-	37,693,845
Income tax	(63,384,450)	(21,816,945)	25,306,100	(14,385,311)	-	(74,280,606)
Minority interest	(39,948,823)	(5,904,480)	35,879,024	-	-	(9,974,279)
Net income (loss) for the year	58,144,425	11,265,167	(92,523,121)	(23,447,511)	-	(46,561,040)

Amortization (1)	82,313,533	60,221,125	207,447,087	9,475,986	-	359,457,731

Consolidated information as of December 31, 2010

Total Assets	3,560,194,892	982,315,401	5,394,816,975	1,503,664,020	(1,018,080,426)	10,422,910,862
Total Liabilities	2,051,353,302	482,282,165	3,631,496,056	407,455,307	(1,018,080,426)	5,554,506,404

Additional Consolidated information as of December 31, 2010

Fixed assets acquisitions	276,764,331	23,440,069	393,435,000	3,717,542	26,989,326	724,346,268

 (1) Includes amortizations and depreciation of fixed assets, intangible assets and other assets (recognized in cost of sales, administrative expenses and selling expenses), charge for reserve for Directors' options (recognized in administrative expenses) and goodwill amortization.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16.  DERIVATIVE FINANCIAL INSTRUMENTS

The Company and its subsidiaries have executed transactions with derivative financial instruments seeking to use them as economic instruments to mitigate the risk generated by changes in the US$ exchange rate.

As of December 31, 2011, the Company maintains a consolidated purchasing position of US$ 29.5 million at the average exercise price of Ps. 4.44 per US$ and with maturities between january and june 2012. Following the terms of the contracts, the Company and its affiliates have constituted guarantees for Ps. 16.4 million, which are included under “Other receivables” in the balance sheet, net of the resulting balance on account of the valuation of the corresponding derivative financial instruments.

As of December 31, 2011, Edenor has conducted operations with derivative financial instruments aiming to guarantee the exchange rate on the amounts denominated in foreign currency which it will have to pay upon maturity of interest on its financial debt dated, April 25, 2012 and October 25, 2012, Fixed-Rate Corporate Bonds Payable at Par Class No. 9 in case of exchange rate fluctuations.

Additionally, as of December 31, 2011 and 2010, CPB entered into interest rate hedge agreements to cover principal amounting to Ps. 60 million; these agreements set the private BADLAR variable interest rate plus a 3% and 4.5% margin, as agreed in series 5 of its VCPs Global Program and the loan that CPB recived from Banco Nación, respectively. Up to the issue of these financial statements such contracts are closed.

As of December 31, 2011, the economic impact of these operations resulted in losses for Ps. 4.7 million, which are disclosed under “Financial and holding results”.

NOTE 17.  PENSION PLAN

The following are the benefits that the Company granted to certain employees under the existing collective union agreements:

a)        seniority bonus to be granted to personnel with certain number of years of service;

b)       a bonus for all workers having accumulated years of services with contributions to obtain the regular retirement.

Liabilities related to these benefits were determined contemplating all rights accrued by the beneficiaries to the plan until the year ended December 31, 2011 and 2010, respectively, based on actuarial studies carried out by independent professionals. Such liabilities are included in “Salaries and social security payable” under current and non-current liabilities.

The breakdown of the estimated consolidated cost recognized for year ended December 31, 2011 and 2010 is as follows:

	For the years ended December 31,
	2011	2010

Cost for services	5,581,562	3,481,736
Cost for interest	22,023,631	12,235,165
Amortization of actuarial losses	1,793,546	2,461,469
Amortization of past service cost	1,115,078	2,893,152
Net cost	30,513,816	21,071,522

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17.  (CONTINUED)

Variations in the consolidated labor liabilities as of December 31, 2011 and 2010 are as follows:

	As of December 31, 2011	As of December 31, 2010

Liabilities at the beginning of the year	84,933,450	62,973,820
Cost of the year	5,581,562	3,481,736
Interests	22,023,631	12,235,165
Incorporation of liabilities for consolidation	14,479,643	-
Actuarial losses	40,698,791	15,050,083
Benefit payments	(14,556,721)	(8,807,355)
Liabilities at the end of the year	153,160,356	84,933,449

Liabilities at the end of the year	153,160,356	84,933,449
Unrecognized actuarial losses	(50,196,765)	(22,057,096)
Unamortized cost for past services	(8,349,197)	(8,701,778)
Liabilities at the end of the year	94,614,394	54,174,575

The actuarial assumptions used were as follows:

	2011	2010

Discount rate	29%	23%
Salaries increase	6%	6%
Inflation	2%	2%

As of December 31, 2011 and 2010, the company and its subsidiaries carried no assets related to pension plans or benefits later to the retirement.

NOTE 18.  CONTINGENCIES

Edenor Litigation

The present financial statements do not contemplate any post related to the claims effected to Edenor that are enunciated later, in reason of which the latter thinks that solid foundations exist of considering them to be unfounded on the basis of the mentioned in each of them and in the opinion of the legal advisers.

Presented by the Argentine Ombudsman. Regarding those resolutions that implemented the new rate schedule as from October 1, 2008, the Argentine Ombudsman sponsored a complaint against them as well as against enforcing the PUREE. Consequently, on January 27, 2009, ENRE notified Edenor of a preliminary injunction issued by the Court hearing the case, by which it is ordered to refrain from cutting the electric power supply as a result of nonpayment of bills issued with the rate hike challenged by the Argentine Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by Edenor and the Federal Government. On September 1, 2009, Court Room V of the National Appellate Court in Federal Administrative Matters resolved to confirm the appealed resolution, consequently, the preliminary injunction entered by the trial court remains in place. Edenor filed an “Extraordinary Appeal” against this decision, which was also rejected by the appellate court hearing the case. As last instance, on December 7, 2009, Edenor filed with the Argentine Supreme Court a “Complaint for a disallowed appeal”; thus far, the highest court has not entered any ruling on this matter.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Presented by Consumidores Libres Coop. Ltda. de provisión de servicios de acción comunitaria. On October 26, 2009, Edenor was notified of the complaint “Consumidores Libres Coop. Ltada. de provisión de servicios de acción  comunitaria c/ e.n. - Secretaria de Energía de la Nación - ENRE. s/ proceso de conocimiento” filed by both consumers’ associations, by which the Federal State, ENRE, Edesur, Edelap and Edenor are sued. Such complaint is lodged at the Federal Trial Court for Contentious and Administrative Matters No. 8.

The complaint hinges among others, on these main points: a) declaring null and unconstitutional the last rate resolutions issued by ENRE and the ES and refund of amounts billed thereunder; b) obligation of defendants to carry out the RTI; c) null and unconstitutional of ES resolutions extending the transition term of the Memorandum of Agreement; d) order the defendants to carry out the sale process through an international public bidding of class “A” shares for considering the Concession agreement management period ended; and e) null and unconstitutional of the resolutions extending the managements periods contemplated in the Concession Agreement.

It was also requested that a preliminary injunction be issued with the aim of suspending the rate hikes established by the challenged resolutions and in a subsidiary manner, issuing new hikes outside the framework of the RTI process. The complaint was answered by Edenor and to date, the hearing court has entered no ruling in such connection.

As indicated above, challenged rate hikes except for that granted by ENRE Resolution No. 324/08, do not have a direct impact on the added value distribution, but there are hikes that are passed on the rate those increased generation costs provided by the concession awarding authority. These generation hikes work for Edenor within the pass-through mechanism in the tariff.

Within the contemplated legal time period, Edenor answered the complaint rejecting all its terms and requesting that a summons be served upon CAMMESA as a third-party defendant. The remaining co-defendants have already answered the notice of the complaint served upon them. As of this financial statements' closing date, the hearing Court has not issued a decision on the motion for issuing of summons as a third party to CAMMESA requested by Edenor.

Presented by Consumidores Financieros Asociación civil para su defensa.  On March 31, 2010, notice of the complaint “Consumidores Financieros Asociación civil para su defensa vs. EDENOR S.A – EDESUR S.A for breach of contract” – National Court of Original Jurisdiction in Federal Administrative Matters No. 2 – Clerk’s Office No. 15, was served upon Edenor. The remedies sought in the complaint are as follow: a) Reimbursement of the VAT percentage paid on the illegally “widened” taxable basis due to the incorporation of a concept (National Fund of Electricity - FNEE) on which no VAT had been paid by the defendants when CAMMESA invoiced them the electricity purchased for distribution purposes; b) reimbursement of part of the administrative surcharge on “second due date”, in those cases in which payment was made within the time period authorized for such second deadline (14 days) but without distinguishing the effective day of payment; and c) application of the “borrowing rate” in case of customer delay in complying with payment obligation, in accordance with the provisions of Law No. 26,361.

On April 22, 2010, the Company answered the complaint and filed a motion to dismiss for lack of standing, requesting, at such opportunity, that a summons be served upon the Federal Government, the Argentine tax authorities (“AFIP”) and the ENRE as third-party defendants. These pleadings were made available to the plaintiff. Having this procedural step been complied with, as from June 16, 2010 the proceedings are yet to be resolved.

Presented by Unión de Usuarios y Consumidores. On December 9, 2009, Edenor was notified of the institution of the complaint “UNION DE USUARIOS Y CONSUMIDORES C/ E.N. DTO. 1,957/06 (RESOL. ENRE 51/07 EDENOR ) Y OTROS S/ PROCESO DE CONOCIMIENTO” by consumer associations against the National Government and Edenor, which is heard before National First Instance Court in Administrative Litigation No. 12.

This complaint seeks the following: a) to provide for the abrogation of Subsection 4.6 and consecutive ones of Schedule I to the Agreement, which set forth that the rates increase will have retroactive effects; b) to render ENRE Resolution No. 51/07, which authorizes a retroactive rates increase in favor of Edenor, ineffective; c) to demand Edenor to refund all amounts paid as retroactive rates increases for the period november 2005 – january 2007 through a credit mechanism payable to users.

Edenor answered the complaint on December 9, 2009. On November 11, 2010, a ruling was issued sustaining the complaint. Such ruling was appealed on November 25, 2010. On December 2, 2010, the Court granted the right of appeal with a suspensive effect, which means that the execution of the judgment will only become effective when the Higher Courts hearing the case render a decision.  On December 13, 2010, Edenor filed the written bases of appeal regarding the substance of the action subject-matter of the judgment before the First Instance Court and is currently awaiting the intervention by Panel D of the National Administrative Litigation Jurisdiction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

By resolution issued on June 1, 2011, the Court of Appeals in Contentious and Administrative Federal Matters No. V, supporting  the Company ‘s arguments, ordered that the lower court decision be nullified as to the merits of the case.   Against this decision, Unión de Usuarios y Consumidores filed a “Federal Extraordinary Appeal” which was upheld on November 3, 2011. The proceeding will be filed before the National Supreme Court.

Presented by Asociación de Defensa de Derechos de Usuarios y Consumidores (¨ADDUC¨). This is an ordinary proceeding brought by ADDUC seeking as follows: “that the Court may order the reduction or decrease of penalty or default interest that Edenor charges to consumers that pay their bills after “the first maturity date” of the service it provides, since it breaches Section 31 of Act No. 24.240 by declaring the inapplicability of the pacts or conventions stipulating the interest rates applicable to electric power users  –and its unconstitutionality– and ordering the return or interest illegally collected from service users from August 15, 2008 to the date on which the defendant complies with the interest reduction order. Furthermore, they request the reimbursement of the value-added tax (VAT) and other taxes collected on the illegally collected surcharge portion”.

On November 11, 2011, Edenor answered the complaint, filing “on a pre-trial basis” the “Lack of legal standing to sue and lis pendens” defenses, and requesting the serving of a summons on the ENRE as third party obligor. Notice of said claims was served on the other party.

EDESAL Litigation

By Resolution No. 127 dated November 30, 2000, the Federal Administration of Public Revenues (“AFIP”) challenged the Value Added Tax (“VAT”) returns for the january 1994 - october 1999 fiscal s and determined through a sua sponte assessment the tax for such periods, claiming the payment of the differences which, as of December 31, 2011 and 2010, amounted to approximately Ps. 26.3 and Ps. 24.7 million, respectively. Such amount includes interest accrued through the closing date of the financial statements as well as fines.

The origin of the claim is that the AFIP believes that the “Municipal Tax” that EDESAL collected from its customers on behalf of the Municipalities is a part of the VAT taxable base as it is included in the price of the electric power delivered, whereas in the opinion of Distribuidora San Luis it is exactly the opposite.

On December 27, 2000, EDESAL filed an appeal against the sua sponte assessment made by the AFIP with the Federal Tax Court, whose decision, rendered on November 27, 2002, agreed with the AFIP’s criterion.  On February 12, 2003, EDESAL appealed the decision before the Federal Court of Appeals, which, on September 19, 2006 pronounced judgment in favor of the company, although it imposed court costs on both parties. Finally, EDESAL filed an extraordinary appeal requesting that the court costs be entirely imposed on the AFIP. The tax authorities, in turn, filed an ordinary and an extraordinary appeal against judgment rendered with the Supreme Court.

On December 29, 2011, the Supreme Court of Justice rendered a decision entertaining Distribuidora San Luis’ criterion and disallowing the ordinary motion of appeal instituted by the Treasury against the Chamber of Appeal's decision and declaring it vacant, and charging the AFIP with the resulting judicial costs.

Furthermore, the AFIP carried out similar reviews for subsequent periods. In this regard, and with the same arguments, the tax authorities claimed, tax differences for approximately Ps. 18.5 million for the periods between November 1999 and December 2004, including interest accrued through the closing date of the financial statements as well as fines. EDESAL has rejected the assessments made by the AFIP and filed an appeal with the Federal Tax Court, which is awaiting resolution by the administrative authority.

In December 2011, EDESAL filed a writ before the TFN informing it of the Supreme Court’s decision to sustain EDESAL’s criterion.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Additionally, on December 23, 2011, EDESAL was served notice of the sua sponte decision regarding the income tax for the fiscal years 2002 through 2006, where the AFIP makes charges regarding the application of certain provisions of the Income Tax Act to certain loan transactions to affiliates (presumed interest) and the challenge of the expenses associated with the accounting registration of quality of the service fines. The involved tax differences amount to approximately Ps. 12.3 million, including accrued interest and penalties as at the date hereof. This decision will be appealed by the TFN.

In view of the foregoing, EDESAL believes that the recording of an accrual for this concept is not necessary.

EDESA Litigation

In April 2001, the AFIP challenged the Income tax returns filed by EDSA for fiscal years 1997 and 1998 on the grounds that the works carried out with the funds deriving from the Special Fund for the Electric Power Development of Argentine Provinces (“FEDEI”) were subject to income tax, thus rejecting the income tax deduction related to allowances for doubtful tax accounts. Furthermore, such adjustments resulted in the objection of the minimum presumed income tax return for fiscal period 1998.

On April 30, 2001, EDESA filed an appeal against the assessments referred to above with the Federal Tax Court, which, as of the date of issuance of these financial statements, has not yet pronounced any judgment.

On November 7, 2005, the AFIP informed EDESA that, according to its interpretation, the company reorganization notified by Distribuidora Salta in 2001 (merger of CESA into Distribuidora Salta) did not comply with the requirements set forth by the Income Tax Law and its Regulatory Decree. Consequently, neither CESA’s accumulated and effective tax loss carryforwards nor its tax exemptions pending use could be transferred to EDESA, the surviving company.

In November 2005, EDESA filed an appeal against the above-mentioned AFIP’s resolution. On November 4, 2008, the AFIP notified its decision to reject the appeal lodged.

On February 10, 2009, EDESA filed proceedings against such administrative decision with the Federal Justice on the grounds that it was an administrative act that could only be objected by means of a legal action.

On August 19, 2009, the AFIP, through Resolution No. 151/09, notified the EDESA of a sua sponte assessment of the income tax for the referred to 2000 - 2002 fiscal periods.

On September 8, 2009, the EDESA filed with the Federal Tax Court an appeal against such resolution, rejecting the totality of the charges questioned, and a motion to dismiss based on the fact that the claims at issue were being litigated in another lawsuit, thus requesting that the Tax Court abstain from issuing an opinion until the Federal Court of Salta rendered judgment. This petition may be either accepted or not by the Tax Court.

Should such situation be confirmed, the final conclusion as to the admissibility and the final amount of the adjustment, if applicable, will be determined by the Federal Justice. Therefore, no accrual has been recorded in this regard, based on the favorable substantial grounds that EDESA believes to have.

In view of the foregoing, EDESA believes that the recording of an accrual for this concept is not necessary. Consequently, the financial statements must be read in the light of these circumstances.

Loma La Lata

Minimum Presumed Income Tax. Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 18.  (CONTINUED)

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. As the injunctive relief was rejected by the Court, the Company appealed the decision.

On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, and Loma de la Lata appealed this decision on June 27.

Although on August 24, 2011 Loma de la Lata was served notice of the Chamber’s decision upholding the disallowance of the injunctive relief, the analysis of substantive issues is still in course.

Pampa Energía

Tax refund claim

On September 28, 2010 a tax refund claim was filed before the Tax Office – Federal Administration of Public Revenue (Dirección General Impositiva – Administración Federal de Ingresos Públicos, or AFIP for its Spanish acronym) regarding the minimum presumed income tax for the fiscal years 2008 and 2009. This claim seeks the refund of Ps. 6,050,136 and Ps. 8,197,357 corresponding to the fiscal years 2008 and 2009, respectively, including the recovery of payments recorded and the reversal of the payment made on account of the offsetting of several fiscal credits.

As AFIP didn’t answer the claim, on December 30, 2010 the Company brought the tax refund claim before a National First Instance Administrative Litigation Court and simultaneously sought interim injunctive relief so that AFIP may refrain from demanding payment and/or instituting tax execution proceedings and/or imposing measures against the Company.

On May 10, 2011, the Court passed judgment disallowing the granting of the interim injunctive relief requested by the Company, and the Company appealed the Court decision. Finally, on August 3, 2011, the Chamber of Appeals upheld the ruling by the First Instance Court regarding the dismissal of the injunctive relief.

Declaratory relief

On April 25, 2011 a petition for declaratory relief was filed pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP – DGI in order to obtain assurance as to the application of the minimum presumed income tax for the fiscal year 2010 based on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010.

In this established precedent, the Court had declared this tax unconstitutional since it may be unreasonable under certain circumstances and since it breaches the capacity to pay principle.

Furthermore, the Company requested the granting of interim injunctive relief so that AFIP may refrain from demanding the payment or instituting tax execution proceedings. On June 30, 2011, the Court hearing the case decided to disallow the interim injunctive relief, which decision was appealed by the Company on August 2. Finally, on September 26, 2011, the Company was served notice of the Chamber decision upholding the disallowance of the injunctive relief.

As at December 31, 2011, the Company held a provision for the minimum presumed income tax for fiscal year 2010 amounting to Ps. 9,518,278, including compensatory interest.

Both the tax refund claim and the declaratory relief brought by the Company are still pending in Court. Despite the denial of injunctive relief, the Company expects a favorable outcome regarding the substance of the claim.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

note 19: SIGNIFICANT TRANSACTIONS IN INVESTMENTS

Acquisition of Shares of Enron Pipeline Company Argentina S.A. (“EPCA”)

On January 31, 2011, the Company accepted an offer to acquire, hold to the fulfillment of certain previous conditions and to the obtaining of the regulatory approbations, all of the shares issued by EPCA, a company which owns 10% of the share capital of CIESA, which in turn owns 55.3% of the share capital of TGS. The total agreed price was US$ 29 million.

On April 8, 2011, the operation was closed and the total agreed price was paid.

EPCA’s acquisition has been recorded using the purchase method and based on market value measurements of the main acquired assets and liabilities. As a result of such exercise, the Company has recorded a higher value under “Non-current Investments” amounted to Ps. 63.1 million (98% directly and 2% through Pampa Participaciones), compared to its book value, for its permanent investment in CIESA. The higher value paid is representative of the reasonable value of CIESA’s assets and liabilities in EPCA’s equity interest.

Acquisition of EGSSA

On October 11, 2011, Edenor accepted an offer by the Company to acquire, subject to a condition precedent, shares representing 78.57% of the shares and voting rights of an investing company to be organized, which will hold 99.99% of the shares and voting rights in EGSSA, together with 0.01% of the capital stock of this company. The condition precedent of this transaction consists of the actual implementation of the demerger process described in Note 8.a to the consolidated financial statements within a maximum term of 24 months as from the offer acceptance date.

The total and final price amounts to US$ 10,848,537, US$ 2,169,537 of which were paid by the Company on October 31, 2011; the balance, which amounts to US$ 8,678,830 will be repaid 24 months after the offer acceptance date. This latter amount will accrue an annual 9.75% interest rate, which will be payable on a semester basis.

Furthermore, the Company undertook to provide for its cancellation through the repayment without penalty or the acquisition through an assignment, on October 31, 2011, of the financial loan granted by Edenor to EGSSA for a total amount of US$ 4,169,987 plus interest accrued until its cancellation date. This commitment has been honored together with the above mentioned payment.

Five days after completing EMDERSA's demerger, Edenor will transfer to the Company the shares of EGSSA’s investing company, which will pledge them in favor of Edenor to guarantee the full payment of the price balance. If the condition precedent is not met, the initial payment amount will be reimbursed to the Company within a term of five days plus interest at an annual 6% interest rate.

As at the issuance hereof, the condition precedent has not been met and, therefore, the acquisition has not been recorded yet.

Reduction of capital stock in Inversora Ingentis

On December 21, 2011, at Inversora Ingentis' Extraordinary General Meeting of Shareholders, the reduction of its capital stock by 176,520,000 shares was approved, which was instrumented as follows:

-          2,744,932 ordinary shares with a face value of Ps. 1 each owned by the Company in order to absorb accumulated losses for the amount of Ps. 2,744,932;

-          100,000,000 preferred shares with a face value of Ps. 1 each, a 40.5 % of which are owned by the Company and a 59.5% of which are owned by Pampa Inversiones, for the amount of Ps. 100,000,000;

-          73,775,068 ordinary shares with a face value of Ps. 1 each owned by the Company for the amount of Ps. 73,775,068.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19.  (CONTINUED)

In consideration of the partial cancellation of its equity interest in Inversora Ingentis, the Company has obtained receivables for the sale of assets with Central Térmica Loma S.A. and Central Térmica Güemes S.A. for the amounts of Ps. 10,479,259 and Ps 1,961,894, respectively, and has offset financial debts with its subsidiary which were in force at the date of the reduction pursuant to the different loans granted by the latter.

As a result of this operation, Inversora Ingentis’ capital stock is now made up of 11,000,000 shares wholly owned by the Company.

NOTe 20: EDENOR ECONOMIC AND FINANCIAL SITUATION

During the year ended December 31, 2011, the controlled company Edenor has recorded a significant decrease in its net and operating income, and its working capital and liquidity levels have been negatively affected. This situation results mainly from the delay in obtaining the tariff increases and the acknowledgement of higher costs sustained by Edenor under the terms of the Agreement described in Note 7 and a constant increase in operating costs in order to keep service levels.

It should be pointed out that Edenor has fulfilled the terms of the Agreement by keeping the quality of the power distribution service and meeting the constant inter-annual increase in the demand, which have been hand in hand with the economic growth during the last few years. In view of the cost increase associated with the provision of the service and the need for additional investments to meet the higher demand, Edenor has taken several measures seeking to lessen the negative impact of this situation on its financial structure, including, inter alia, a reduction of certain costs, the disposal of the investments detailed in Note 9, a decrease in the compensation of higher officials, the management of new financing alternatives and the refinancing of the financial debt with an extension of maturity terms, provided sources of employment, the execution of the investment plan and the performance of essential operative and maintenance tasks necessary to keep the provision of the licensed public service are not affected.

Within this framework, Edenor has filed all applicable presentations before the control entities and regulatory authorities in order to coordinate the mechanisms necessary to promote an efficient rendering of the distribution service, the keeping of investment levels and the meeting of the growing demand.

To continue the conditions existing at the date of these financial statements, the Board of Edenor foresees that the situation will continue worsening, and it estimates negative cash flows and operative results, and a deterioration of financial ratios for the following fiscal year.

Taking into consideration that the actual implementation of the measures projected to revert the negative trend evidenced in this fiscal year depends, among other factors, on the occurrence of certain events which are beyond the scope of the controlled company, such as the requested tariff increase, Edenor’s Board of Directors understands that there is a great level of uncertainty regarding the company’s financial capacity to perform its obligations in the ordinary course of business.

Edenor has prepared its financial statements using the accounting principles applicable to an on-going business, assuming that the company will continue operating on a normal basis and, therefore, said financial statements do not include the effects of any possible adjustments or reclassifications resulting from the resolution of this uncertainty.

Although the subsidiary Edenor represents approximately 52% of the consolidated assets and income of Pampa Energía, the Company considers that this uncertainty regarding its controlled company Edenor does not affect its capacity to continue conducting business on an ordinary basis, mainly due to the following reasons:

(i)       There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from said agreements by the former;

(ii)     Pampa Energía is not a guarantor of any indebtedness incurred by Edenor;

(iii)    Edenor does not depend financially on Pampa Energía, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date in 2007;

(iv)    There are and there have been no significant balances or transactions between Pampa Energía and Edenor;

(v)     The Company is not contractually obliged to render financial assistance to Edenor.

(vi)    Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement as detailed in Note 7 –Subsidiaries Regulatory Framework .

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20.  (CONTINUED)

Despite the described situation, the Company has evaluated the recoverability of long-term assets associated with the operation of the controlled company Edenor (fixed assets, intangible assets and goodwill values) as described in Note 2 - Fixed assets and intangible assets recoverability assessment, which resulted in the creation of a recoverability allowance affecting income for a total value of Ps. 557.8 million, net of deferred tax.

NOTe 21: MERGER WITH SUBSIDIARIES

On December 30, 2011, the Company’s Board of Directors resolved to initiate proceedings aiming to jointly absorb the companies Pampa Generación and Inversora Ingentis, as well as the demerged assets and liabilities corresponding to the investing and counseling activity spun off from Powerco, concluding that it is beneficial for the four companies to merge into one company under the terms of tax neutrality in order to optimize resources by simplifying their administrative and operative corporate structure

NOTE 22: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

22.1 Application of International Financial Reporting Standards (IFRS)

The Company will fully adopt IFRS as issued by the International Accounting Standards Board (IASB) as from fiscal year commenced on January 1, 2012. The presentation of the consolidated financial statements at December 31, 2011 will be adjusted for comparative purposes as a result of the adoption of IFRS. The impact of the adoption of IFRS is presented in note 22.2 which includes a reconciliation of shareholders’ equity at January 1, 2011 (date of transition to IFRS) and December 31, 2011 and a reconciliation of comprehensive income for the year ended December 31, 2011. In addition, Notes 22.3 and 22.4 present the main differences between Argentina GAAP and IFRS in:

(i)       the statements of financial position at January 1, 2011 and December 31, 2011,

(ii)     the statement of comprehensive income for the year ended December 31, 2011, and

(iii)    the statement of cash flows for the year ended December 31, 2011.

The following standards and amendments have been issued by the IASB and although they are not effective they have been adopted early by the Company as from January 1, 2011:

1)       IAS 1 revised “Presentation of Items of Financial Statements”

2)       IAS 19 revised “Employee benefits”.

3)       IAS 27 revised “Separate financial statements”.

4)       IAS 28 revised “Investment in associates and joint ventures”.

5)       IFRS 9 “Financial Instruments”.

6)       IFRS 10 “Consolidated financial statements”.

7)       IFRS 11 “Joint Arrangements”.

8)       IFRS 12 “Disclosure of interests in other entities”.

The Company has applied the following mandatory exceptions to the retrospective application of IFRS in the preparation of the reconciliations of the shareholders’ equity and comprehensive income included below:

a.     Estimates

Estimates at December 31, 2011 and January 1, 2011 under IFRS are consistent with the estimates made in accordance with Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

b.     Classification and measurement of financial assets

Financial assets are classified and measured according to IFRS 9, which was early adopted by the Company at January 1, 2011. That standard presents two measurement categories: amortized cost and fair value, and was applied by the Company according to the events and circumstances in place at the date of transition.

c.      Non-controlling interests

Non-controlling interests are classified and measured according to IFRS 10, which was early adopted by the Company at January 1, 2011. Requirements for accounting for changes in a parent’s ownership interest in a subsidiary that did not result in a loss of control were applied prospectively. Under previous GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in loss of control as business combinations. The Company did not restate these acquisitions prior to transition date.

The following mandatory exceptions provided by IFRS 1 have not been applied since they are not relevant to the Company:

•       Derecognition of financial assets and liabilities

•       Hedge accounting

•       Embedded derivatives

IFRS 1 allows certain optional exemptions to the retrospective application of IFRS, with the Company having applied the following:

a.     Business combinations

IFRS 1 enables prospective application of IFRS 3, “Business combinations” as from the date of transition or from an specific date prior to the date of transition. This exemption releases the Company from retrospectively applying that standard, which would imply restatement of all business combinations prior to the date of transition. The Company has elected to prospectively apply IFRS 3 to all business combinations which have taken place after the date of transition. The business combinations prior to the date of transition have not been restated. However, in relation to the acquisition of Edenor and Inversora Diamante, under IFRS the Company reclassified from goodwill to intangible assets the concession agreement acquired.

b.     Fair value or revalued amount as deemed cost

The Company has elected to value property, plant and equipment at historical depreciated cost at January 1, 2011, in compliance with IFRS, except for CPB, for which  fair value was used as deemed cost at the date of transition.

c.      Financial assets or intangible assets accounted for in accordance with IFRIC 12 Service Concession Arrangements

The Company has elected not to retrospectively apply IFRIC 12 “Service Concession Arrangements”  to the concessions of the subsidiary EDEN since it was impracticable. IFRIC 12 is not applicable to the concessions of the rest of the subsidiaries.

Reconciliations between Argentine GAAP and IFRS

•         Note 22.2 presents a reconciliation between Argentine GAAP and IFRS of shareholders' equity at December 31, 2011 and January 1, 2011 (transition date), as well as a reconciliation of comprehensive income for the year ended December 31, 2011. Also, detailed explanation of each reconciliation adjustment is disclosed in such note.

•         Note 22.3 presents IFRS statements of financial position at December 31, 2011 and January 1, 2011 and the IFRS statement of comprehensive income for the year ended December 31, 2011.

•         Note 22.4 shows the main differences between Argentine GAAP and IFRS as they relate to the statement of cash flows for the year ended December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

22.2 Reconciliation of the sharehoders’ equity at December 31, 2011 and January 1, 2011

	Note	12.31.11	01.01.11

Sharehoders’ equity under Argentine GAAP		2,358,768,426	3,280,951,067
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(13,102,781)	943,741
Capitalization of borrowing costs	(b)	(30,742,183)	(26,812,411)
Effect of adjustments on investments in joint ventures	(c)	(26,609,530)	(23,175,990)
Effect of adjustments on investments in associates	(d)	(11,946,000)	-
Inventory valuation	(e)	(1,050,663)	(105,654)
Valuation of assets held for sale	(f)	-	(7,527,973)
Derecognition of negative goodwill	(g)	8,875,635	24,392,958
Application of IFRIC 12 to service concession arrangements	(h)	(12,165,000)	-
Results related to defined benefit plans	(i)	(30,438,511)	(17,608,188)
Purchase of ADRs and shares in Edenor	(j)	19,534,750	(26,146,237)
Reversal of goodwill amortization	(k)	425,136	-
Restatement of business combinations	(l)	424,561,374	-
Acquisition of additional non-controlling interest	(m)	3,452,000	-
Deferred income tax	(n)	(140,892,976)	(33,836,149)
Non-controlling interests	(o)	(83,796,787)	4,147,075
Pampa Energía sharehoders’ equity under IFRS		2,464,872,890	3,175,222,239
Non-controlling interests under IFRS		1,001,221,731	1,035,601,544
Sharehoders’ equity under IFRS		3,466,094,621	4,210,823,783

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

Reconciliation of the total comprehensive income for the year ended December 31, 2011

	Note	12.31.11

Total Consolidated Comprehensive Income under Argentine GAAP		(931,127,993)
Impact for revaluation of property, plant and equipment and goodwill impairment	(a)	(14,046,522)
Capitalization of borrowing costs	(b)	(3,929,772)
Effect of adjustments on investments in joint ventures	(c)	(1,035,434)
Effect of adjustments on investments in associates	(d)	(203,000)
Inventory valuation	(e)	(945,009)
Valuation of assets held for sale	(f)	7,527,973
Reversal of negative goodwill amortization	(g)	(15,517,323)
Application of IFRIC 12 to service concession arrangements	(h)	(12,165,000)
Results related to defined benefit plans	(i)	214,945
Purchase of ADRs and shares in Edenor	(j)	46,523,725
Reversal of goodwill amortization	(k)	425,136
Restatement of business combinations	(l)	424,561,374
Deferred income tax	(n)	(111,622,672)
Non-controlling interests	(o)	(94,483,110)
Comprehensive Income under IFRS		(705,822,682)

Results related to defined benefit plans		(12,650,740)
Other comprehensive Income under IFRS		(12,650,740)

Non-controlling interests under IFRS		(61,202,924)
Total comprehensive Income under IFRS		(779,676,346)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Impact of revaluation of property, plant and equipment and goodwill impairment

This adjustment comprises the following:

i) Revaluation of property, plant and equipment

The Company has decided to use fair value as deemed cost at the date of transition in the case of CPB. Fair value as deemed cost at January 1, 2011 for CPB is $ 228.051.030. As a consequence of such revaluation, the Company recorded an increase in the book value of assets amounting to $134,874,133 at January 1, 2011 charged to retained earnings. As of December 31, 2011, the effect on the sharehoders’ equity is an increase of $ 106,251,237. During the year ended December 31, 2011, the Company recorded a higher depreciation charge of $ 28,622,896 as a result of the revaluation this property.

ii) Goodwill impairment

Goodwill impairment corresponds to the impact of the revaluation at fair value of CPB mentioned above. The effect at the date of transition of such impairment amounts to $ 133,930,392. The recoverable value of this Cash-Generating Unit (“CGU”) was estimated based on the calculation of the value in use, since this amount is higher than the fair value less costs to sell. During the year ended December 31, 2011, the Company reversed the amortization of goodwill recognized under Argentine GAAP for an amount of $ 14,576,374.

(b)  Capitalization of borrowing costs

In accordance with Argentine GAAP, the Company capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, the Company has capitalized interest accrued and the exchange  differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS. The effect on the sharehoders’ equity is a reduction of $ 30,742,183 and of $ 26,812,411 at December, 31 2011 and January, 1 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of $ 3,929,772.

(c)   Effect of adjustments on investments in joint ventures

These adjustments correspond to Citelec, a company over which joint control is held and is consolidated proportionally in accordance with Argentine GAAP. Under IFRS, considering that the Company has early adopted IFRS 11, the balances of Citelec are deconsolidated and the interest in that company is valued using the equity method of accounting.

The IFRS adjustments on the investments in joint ventures are the followings:

i) Depreciation of property, plant and electricity transmission equipment

In accordance with Argentine GAAP, Citelec applies technical depreciation method for certain assets related to the electricity transmission activity. Under IFRS, property, plant and equipment are depreciated following the straight-line method.

ii) Recognition of financial assets related to the fourth-line project

In October 1997, Transener, Citelec subsidiary, entered into a construction, operating and maintenance agreement related to the Fourth-Line proyect Comahue – Cuyo (“COM”).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

In accordance with Argentine GAAP, costs and expenses directly related to the Fourth-Line project were recorded as “Other non-current assets”, and were depreciated as a single item on a straight-line basis over a 15-year period, considering the period for collection of the construction, operating and maintenance fee. Similarly, CAMMESA paid the subsidiary all the advances established by the COM contract arising from the excess subsidiary account due to restrictions to the transportation capacity of the Comahue-Buenos Aires corridor. These funds have been recorded as “Customers’ advances” under “Non-current accounts payable” and recognised in income in a 15-year basis according to the period for collecting the fees. Additionally, under Argentine GAAP, this asset was considered as a non-financial asset, and as such subject to inflation accounting and exchanges rate differences were capitalized.

In accordance with IFRS,

a)        agreements including multiple elements (construction, operating and maintenance,etc), should be segregared and recorded separately based on the service provision. Consequently, a financial asset is recongnised based on future cash flows to receive, associated to the fourth- line construction services.

b)       the effect of inflation accounting war reversed, as well as capitalised exchanges differences.

iii) Recognition of results related to defined benefit plans

See the explanation provided in Note 22.2 (i).

iv) Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v) Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

The detail of the effect on equity by type of adjustment is as follows:

	12.31.11	01.01.11
Depreciation of property, plant and equipment for transmission of electricity	(57,062,860)	(47,059,658)
Recognition of financial assets related to the fourth line project	(6,492,169)	(12,028,560)
Recognition of results related to defined benefits plans	(19,734,853)	(13,150,686)
Deferred income tax	29,151,458	25,283,616
Non-controlling interest	27,528,894	23,779,298
Effect of adjustments on interests in joint ventures	(26,609,530)	(23,175,990)

The detail of the effect on profit and loss by type of adjustment is as follows:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

12.31.11
Depreciation of property, plant and equipment for transmission of electricity	(10,003,202)
Recognition of financial assets related to the fourth-line project	5,536,391
Recognition of results related to defined benefits plans	585,495
Deferred income tax	1,358,461
Non-controlling interest	1,487,421
Effect of adjustments on investments in joint ventures	(1,035,434)

(d)  Effect of adjustments on investments in associates

During the year ended December 31, 2011, the Company acquired 100% of EPCA´s shares which, main asset is its 10% interest in CIESA. The Company exercises significant influence in that associate and it is valued using the equity method of accounting.

The IFRS adjustments on the investments in associates are the followings:

i) Revaluation of property, plant and equipment

CIESA has decided to use fair value as deemed cost at the date of transition in the case of the plant “Cerri”. As a consequence of such revaluation, the associate recorded an increase in the book value of this asset. During the year ended December 31, 2011, CIESA recorded a higher depreciation charge as a result of the revaluation of this property.

ii) Capitalization of borrowing costs

In accordance with Argentine GAAP, CIESA capitalizes as part of the construction cost of property, plant and equipment the exchange differences and interest accrued on loans especifically affected to the construction of such assets. Under IFRS, CIESA has capitalized interest accrued and the exchange differences arising from loans in foreign currency, provided that they are considered as an adjustment to interest costs. Consequently, the adjustment for conversion to IFRS reflects the exchange differences which should not be capitalized according to IFRS.

iii) Deferred tax liabilities for inflation adjustment

In accordance with Argentine GAAP, CIESA consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes. Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability

iv) Deferred income tax

It represents the effect of recording, where applicable, the deferred tax effect of other differences between Argentine GAAP and IFRS.

v) Non-controlling interests

It represents the effect of the foregoing IFRS adjustments on the non controlling interests under Argentine GAAP.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

The detail of the effect on equity by type of adjustment is as follows:

	12.31.11	01.01.11
Revaluation of property, plant and equipment	445,619,000	-
Capitalization of borrowing costs	(53,713,000)	-
Deferred tax liabilities for inflation adjustment	(312,862,000)	-
Deferred income tax	(198,506,000)	-
Non-controlling interests	107,516,000	-
Effect of adjustments on investments in associates	(11,946,000)	-

The detail of the effect on profit and loss by type of adjustment is as follows:

12.31.11
Revaluation of property, plant and equipment	(38,954,000)
Capitalization of borrowing costs	1,527,000
Deferred tax liabilities for inflation adjustment	16,612,000
Deferred income tax	18,787,000
Non-controlling interests	1,825,000
Effect of adjustments on investments in associates	(203,000)

(e)   Inventory valuation

In accordance with Argentine GAAP, the Company values inventory, basically fuel to be used in the power generation process, at replacement or reproduction cost and lots for sale at net realizable value. Under IFRS, the Company has valued its stock at the lower of the historical cost (using the weighted average price as the valuation method) or the net realizable value. The effect on shareholders' equity is a reduction of $ 1,050,663 and $ 105,654 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of $ 945,009.

(f)    Valuation of assets held for sale

In accordance with Argentine GAAP, at January 1, 2011, the Company valued its interest in the subsidiary Ingentis at net realizable value since it is intended for sale.  Under IFRS, the Company valued its interest in Ingentis at the lower of its book value and the fair value less cost to sell.  Since the fair value less cost to sell is higher than the book value, it is valued at book value.  Consequently, the IFRS adjustment reflects the reversal of the gain recognized under Argentine GAAP, and a reduction in shareholders’ equity for $ 7,527,973 at January 1, 2011.

On December 2, 2011, the Company disposed its investment in Ingentis through a common stock reduction mentioned in Note 9. Consequently, the IFRS adjustment reflects a gain of $ 7,527,973 as of December 31, 2011.

(g)   Derecognition of negative goodwill

In accordance with Argentine GAAP, in the business combinations in which consideration paid is lower than the fair value of the net assets acquired, the difference is recorded as a negative goodwill and is systematically recognized in income, over a period equal to the weighted average of the remaining useful life of the assets identified of the acquired company which are subject to depreciation. Under IFRS, negative goodwill is recognized directly in income. The effect on shareholders' equity is an increase for $ 8,875,635 and $ 24,392,958 at December 31, 2011 and January 1, 2011, respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a loss of $ 15,517,323.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(h)  Application of IFRIC 12 to service concession agreements

In accordance with Argentine GAAP, the assets used in the framework of service concession agreements of the subsidiary EDEN, whether received at the time of entering into concession contracts or acquired by the companies during their term of duration, are classified as property, plant and equipment and are depreciated based on the useful life assigned for each specific asset, irrespective of the term of the concession contracts. Under IFRS, essential assets used in the framework of service concessions, whether received at time of entering into the concession contract or acquired by the companies during their term of duration, are classified as a single asset within intangible assets and are depreciated based on the remaining useful life of the concession contract.

Under Argentine GAAP, construction of infrastructure funded with customer contributions are recognized as revenue by the time the funds are received.  Under IFRS, such construction should be recognized as revenues from construction deferred on the remaining useful life of the Concession Contract, considering that the operator has an obligation with the customer for providing the distribution service.

(i)    Results related to defined benefit plans

In accordance with Argentine GAAP, the Company does not recognize actuarial losses and gains as well as costs for past services which have not yet been amortized in the consolidated financial statements. Under IFRS, and considering that the Company has early adopted IAS 19 revised, the Company has recognized actuarial losses and gains not recorded at the date of transition in comprehensive income; and costs for past services not amortized at the date of transition in retained earnings.  The effect on shareholders' equity is a reduction for $ 30,438,511 and $ 17,608,188 at December 31, 2011 and January 1, 2011, respectively, of which $ 28,303,091 and $ 15,257,823 were recognized in other comprehensive income at December 31, 2011 and January 1, 2011 respectively. During the year ended December 31, 2011, the effect of this adjustment on the income statement is a gain of $ 214,945.

(j)    Purchase of ADRs and shares in Edenor

In accordance with Argentine GAAP, certain shares and ADRs of Edenor held by the Company are valued at their quoted market price since they were acquired and maintained exclusively for their sale or disposal.  Under IFRS, these shares and ADRs of Edenor are recognized as the acquisition of a non-controlling interest which does not imply a change of control.  Consequently, the difference between the fair value of the amount paid and the carrying value of the non-controlling interest acquired has been allocated to additional paid-in capital at the date of transition to IFRS. As of December 31, 2011 the effect on the shareholders´ equity is an increase of $ 19,534,750 (result of increased income, net of retained earnings of $ 8,008,005, and an increase in additional paid-in capital of $ 27,542 .755). This effect is attributed as a decrease in financial assets of $ 39,249,602 and an increase in minority interest of $ 58,784,352. As of January 1, 2011, the effect on the shareholders´ equity is a decrease of $ 26,146,237 (produced by a decrease in retained earnings of $ 54,531,730 and an increase in additional paid-in capital of $ 28,385,493). This effect is attributed as a decrease in financial assets of $ 96,565,190 and an increase in minority interest of $ 70,418,953. A of December 31, 2011, the effect of this adjustment on the income statement is a gain of $ 46,523,725.

(k)  Derecognition of amortization of goodwill

In accordance with Argentine GAAP, goodwill arisen out of business combinations are amortized under the straight-line method over the weighted average useful life of the main tangible assets acquired. Under IFRS, goodwill is not amortized. As a result, as of December 31, 2011, the IFRS adjustment reflects the reversal of the amortization of goodwill recognized under Argentine GAAP for an amount of $ 425,136.

(l)    Restatement of business combinations

The adjustment consists of the following effects:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

i)      Derecognition of negative goodwill

See Note 22.2 (g).

ii)     Differences in accounting basis

Differences between Argentine GAAP and IFRS:

•       Application of IFRIC 12 to service concession agreements

See Note 22.2 (h).

•       Derecognition of pre-operating costs

Under Argentina GAAP, capitalized pre-operating are recognized as an intangible asset and amortized over a 5-year period.

Under IFRS such pre-operating costs are recognized as an expense on an accrual basis.

See Note 22.2 (i).

The following table summarizes the differences that this line item is made of:

12.31.11
Differences from application of IFRIC 12	(54,003,000)
Derecognition of pre-operating costs	(911,000)
Defined benefit plan liability	(15,250,000)
Differences in accointing basis associated to business combinations	(70,164,000)

iii)   Transaction cost

Under Argentine GAAP, transaction costs are part of the consideration paid. Under IFRS, such costs are not part of the consideratio paid and are expensed as incurred. The effect on results for the year ended December 31, 2011 is a loss of $ 1,018,319 for the acquisition of EPCA and $ 4,269,000 for the acquisition of EMDERSA and AESEBA.

The following table summarizes the effect in equity and results by type of adjustment:

12.31.11
Reversal of negative goodwill amortization	500,012,693
Differences in accounting basis	(70,164,000)
Transaction costs	(5,287,319)
Restatement of business combinations	424,561,374

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(m) Acquisition of additional non-controlling interest

This corresponds to the additional acquisition of a non-controlling interest which, according to Argentine GAAP was recorded by discounting the negative goodwill by the difference between the reasonable value of non-controlling interests and the paid remuneration. Under IFRS, such difference is recorded as an additional paid-in capital.

(n)  Deferred income tax

 Deferred tax liabilities for inflation adjustment

In accordance with Argentine GAAP, some subsidiaries of the Company consider inflation adjustment of property, plant and equipment and intangible assets as permanent differences for purposes of determining deferred income taxes.  Under IFRS, inflation adjustment is considered as a temporary difference generating a higher deferred tax liability.

Deferred income tax on IFRS conversion adjustments

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

The detail of the effect on equity is as follows:

	12.31.11	01.01.11
Deferred tax liabilities for inflation adjustment	(2,064,717)	(2,214,391)
Deferred income tax on IFRS conversion adjustments	(138,828,259)	(31,621,758)
Deferred income tax	(140,892,976)	(33,836,149)

The detail of the effect on profit and loss is as follows:

12.31.11
Deferred tax liabilities for inflation adjustment	149,674
Deferred income tax on IFRS conversion adjustments	(111,772,346)
Deferred income tax	(111,622,672)

(o)   Non-controlling interests

It corresponds to the effects on the non-controlling interest of adjustments to convert into IFRS at December 31, 2011 and January 1, 2011, respectively.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

22.3 Reconciliation of the consolidated statements of financial position at December 31, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(b)	7,667,912,556	(732,606,358)	(1,130,017,638)	5,805,288,560
Intangible assets	(c)	15,646,263	-	1,667,390,741	1,683,037,004
Investments in joint ventures	(d)	-	265,309,160	(26,609,530)	238,699,630
Investments in associates	(e)	139,316,354	-	(12,964,319)	126,352,035
Other investments at amortized cost		77,513	-	-	77,513
Financial assets at fair value through profit or loss		546,063,287	-	-	546,063,287
Deferred income tax assets	(f)	175,628,031	-	(59,053,859)	116,574,172
Trade and other receivables		389,335,580	(25,761,565)	-	363,574,015
Other assets		67,554,270	(67,554,270)	-	-
Total non current assets		9,001,533,854	(560,613,033)	438,745,395	8,879,666,216

CURRENT ASSETS
Inventories	(g)	39,009,916	-	(1,050,663)	37,959,253
Infrastructure under construction	(h)	-	-	45,504,000	45,504,000
Trade and other receivables		1,732,886,546	(84,081,205)	-	1,648,805,341
Financial assets at fair value through profit or loss	(i)	70,651,725	-	52,786,802	123,438,527
Derivative financial instruments		1,315,707	-	-	1,315,707
Cash & cash equivalents	(j)	454,045,300	(67,280,701)	(92,036,404)	294,728,195
Total current assets		2,297,909,194	(151,361,906)	5,203,735	2,151,751,023
Assets classified as held for sale	(k)	149,900,401	-	1,035,885,000	1,185,785,401
Total assets		11,449,343,449	(711,974,939)	1,479,834,130	12,217,202,640

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	30,994,755	1,538,432,484
Directors´ options reserve	(m)	55,427,056	-	186,033,293	241,460,349
Legal reserve		27,396,793	-	-	27,396,793
Other comprehensive income	(n)	-	-	(12,650,740)	(12,650,740)
Retained earnings	(o)	(545,804,047)	-	(98,272,844)	(644,076,891)
Equity attributable to equity holders of the parent		2,358,768,426	-	106,104,464	2,464,872,890
Non-controlling interest	(p)	1,422,415,330	(260,363,861)	(160,829,738)	1,001,221,731
Total shareholders' equity		3,781,183,756	(260,363,861)	(54,725,274)	3,466,094,621

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,448,487,453	(20,163,297)	-	1,428,324,156
Borrowings		2,770,919,436	(323,437,908)	-	2,447,481,528
Deferred revenue	(q)	-	-	91,159,000	91,159,000
Payroll and social securities liabilities		23,584,607	-	-	23,584,607
Defined benefits plans	(r)	79,725,648	(14,971,237)	45,688,511	110,442,922
Deferred tax liabilities	(f)	446,057,626	(12,829,382)	482,288,893	915,517,137
Tax liabilities		45,675,917	-	-	45,675,917
Provisions		69,975,102	-	-	69,975,102
Total non current liabilities		4,884,425,789	(371,401,824)	619,136,404	5,132,160,369

CURRENT LIABILITIES
Trade and other payables		1,273,233,472	(32,249,889)	-	1,240,983,583
Borrowings		903,068,420	(9,267,360)	-	893,801,060
Payroll and social securities liabilities		353,584,576	(28,684,443)	-	324,900,133
Defined benefits plans		14,888,746	-	-	14,888,746
Tax liabilities		227,559,673	(10,007,562)	-	217,552,111
Provisions		11,399,017	-	-	11,399,017
Total current liabilities		2,783,733,904	(80,209,254)	-	2,703,524,650
Liabilities associated with assets classified as held for sale	(k)	-	-	915,423,000	915,423,000
Total liabilities		7,668,159,693	(451,611,078)	1,534,559,404	8,751,108,019
Total shareholders' equity & liabilities		11,449,343,449	(711,974,939)	1,479,834,130	12,217,202,640

 (*) It corresponds to the balances included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications according to conform to IFRS disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

Reconciliation of the consolidated statements of financial position at January 1, 2011

			Transition to IFRS
	Note	Argentine GAAP	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
ASSETS
NON CURRENT ASSETS
Property, plant & equipment	(b)	6,563,165,793	(746,008,331)	108,061,722	5,925,219,184
Intangible assets	(c)	840,910,770	-	136,830,076	977,740,846
Investments in joint ventures	(d)	-	283,613,496	(23,175,990)	260,437,506
Other investments at amortized cost		481,680	-	-	481,680
Deferred income tax assets	(f)	146,159,704	-	(96,870,932)	49,288,772
Inventories	(g)	638,632	-	-	638,632
Trade and other receivables		331,864,095	(20,159,337)	-	311,704,758
Other assets		90,286,475	(90,286,475)	-	-
Total non current assets		7,973,507,149	(572,840,647)	124,844,876	7,525,511,378

CURRENT ASSETS
Inventories	(g)	29,678,642	-	(105,654)	29,572,988
Trade and other receivables		1,121,379,180	(72,523,930)	-	1,048,855,250
Financial assets at fair value through profit or loss	(i)	186,500,899	-	334,270,841	520,771,740
Other investments at amortized cost		75,055,529	-	-	75,055,529
Cash & cash equivalents	(j)	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Total current assets		2,321,312,109	(124,924,426)	(96,670,844)	2,099,716,839
Assets classified as held for sale	(k)	128,091,604	-	(7,527,973)	120,563,631
Total assets		10,422,910,862	(697,765,073)	20,646,059	9,745,791,848

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
SHAREHOLDERS’ EQUITY
Share capital		1,314,310,895	-	-	1,314,310,895
Additional paid-in capital	(l)	1,507,437,729	-	28,385,493	1,535,823,222
Directors´ options reserve	(m)	46,481,704	-	186,033,293	232,514,997
Legal reserve		27,396,793	-	-	27,396,793
Other comprehensive income	(n)	-	-	(8,312,459)	(8,312,459)
Retained earnings	(o)	385,323,946	-	(311,835,155)	73,488,791
Equity attributable to equity holders of the parent		3,280,951,067	-	(105,728,828)	3,175,222,239
Non-controlling interest	(p)	1,587,453,391	(278,010,663)	(273,841,184)	1,035,601,544
Total shareholders' equity		4,868,404,458	(278,010,663)	(379,570,012)	4,210,823,783

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables		1,063,196,693	(26,611,639)	-	1,036,585,054
Borrowings		1,994,572,167	(267,245,850)	-	1,727,326,317
Payroll and social securities liabilities		19,277,000	-	-	19,277,000
Defined benefits plans	(r)	51,384,349	(10,115,095)	17,608,188	58,877,442
Deferred tax liabilities	(f)	528,905,850	(17,287,320)	382,607,883	894,226,413
Tax liabilities		46,664,204	-	-	46,664,204
Provisions		11,326,505	-	-	11,326,505
Total non current liabilities		3,715,326,768	(321,259,904)	400,216,071	3,794,282,935

CURRENT LIABILITIES
Trade and other payables		704,462,392	(41,157,534)	-	663,304,858
Borrowings		661,046,691	(26,282,888)	-	634,763,803
Payroll and social securities liabilities		234,355,217	(17,807,198)	-	216,548,019
Defined benefits plans		2,790,226	-	-	2,790,226
Tax liabilities		171,295,524	(13,246,886)	-	158,048,638
Derivative financial instruments		7,253,000	-	-	7,253,000
Provisions		57,976,586	-	-	57,976,586
Total current liabilities		1,839,179,636	(98,494,506)	-	1,740,685,130
Total liabilities		5,554,506,404	(419,754,410)	400,216,071	5,534,968,065
Total Liabilities and Shareholders´ Equity		10,422,910,862	(697,765,073)	20,646,059	9,745,791,848

(*) It corresponds to the balances included in the consolidated financial statements at December 31, 2010 approved by the Board of Directors with certain reclassifications to conform to IFRS disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it. Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b)  Property, plant and equipment

The detail of the adjustments is as follows:

	12.31.11	01.01.11
Impact for revaluation of property, plant and equipment	106,251,237	134,874,133
Capitalization of borrowing costs	(30,742,183)	(26,812,411)
Application of IFRIC 12 to service concession arrangements	(759,514,000)	-
Restatement of business combinations	(54,003,000)	-
Impairment loss on property, plant and equipment	(392,009,692)	-
Effect on Property, plant & equipment	(1,130,017,638)	108,061,722

(c)   Intangible Assets

The detail of the adjustments is as follows:

	12.31.11	01.01.11
Reversal of negative goodwill amortization	22,441,896	24,392,958
Application of IFRIC 12 to service concession arrangements	793,004,000	-
Reclassification of intangible assets from goodwill	606,617,578	246,367,510
Reversal of goodwill amortization	425,136	-
Restatement of business combinations	364,256,149	-
Impairment loss on intangible assets	(119,354,018)	(133,930,392)
Effect on Intagible assets	1,667,390,741	136,830,076

Under Argentine GAAP, goodwill is disclosed as a separate caption in the consolidated statement of financial position. Under IFRS, goodwill is reclassified to intangible assets.

(d)  Investments in joint ventures

See Note 22.2 (c).

(e)   Investments in associates

See Notes 22.2 (d) and 22.2 (l).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(f)    Deferred income tax assets and liabilities

It corresponds to the effect on the deferred income tax of the adjustments and reclassifications to convert into IFRS.

(g)   Inventories

See Note 22.2 (e).

(h)  Infrastructure under construction

See Note 22.2 (h).

(i)    Financial assets at fair value through profit or loss

See Notes 22.2 (j) and 22.3 (j).

(j)    Cash and cash equivalents

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

(k)  Assets classified as held for sale y and liabilities associated.

Under Argentine GAAP, assets classified as held for sale and liabilities associated to them are classified as net assets.

Under IFRS, assets held for sale are classified separately within current assets and current liabilities.

(l)    Additional paid-in capital

See Notes 22.2 (j) and 22.2 (m).

(m)   Directors’ option reserve

It corresponds to the impact of an additional compensation as the application of antidilution provisions contained in the purchase option agreements resulted in an incremental value transferred to the Directors beneficiaries.

(n)  Other comprehensive income

See Note 22.2 (i).

(o)   Retained earnings

It corresponds to the impact of IFRS conversion adjustments on retained earnings, where applicable.

(p)  Non-controlling interests

It corresponds to the valuation and disclosure of non-controlling interests under IFRS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(q)  Deferred revenue

See Note 22.2 (h).

(r)   Defined benefit plans

See Note 22.2 (i).

22.4 Reconciliation of the consolidated comprehensive income for the year ended December 31, 2011

			Transition to IFRS
	Note	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects	IFRS
Revenue	(b)	6,774,518,774	(316,305,333)	92,420,000	6,550,633,441
Cost of sales	(c)	(5,583,050,351)	253,260,380	(196,449,648)	(5,526,239,619)
Gross profit		1,191,468,423	(63,044,953)	(104,029,648)	1,024,393,822

Selling and distribution expenses	(d)	(450,547,075)	-	22,305,000	(428,242,075)
Administrative expenses		(560,182,706)	51,245,111	-	(508,937,595)
Share profit/(loss) of joint arrangements and associates	(e)	20,703,285	(18,304,336)	(1,238,434)	1,160,515
Excess of fair value of net assets acquired over cost	(f)	-	-	424,561,374	424,561,374
Goodwill amortization	(g)	(5,732,085)	-	5,732,085	-
Operating profit		195,709,842	(30,104,178)	347,330,377	512,936,041

Finance income	(h)	82,959,392	(19,362,502)	31,269,000	94,865,890
Finance cost		(573,251,357)	44,358,929	-	(528,892,428)
Other financial results	(i)	(890,353,480)	13,792,345	79,549,159	(797,011,976)
Finance results, net		(1,380,645,445)	38,788,772	110,818,159	(1,231,038,514)
Other income/expenses, net	(j)	32,134,316	13,030,755	7,527,973	52,693,044
Profit (loss) before income tax		(1,152,801,287)	21,715,349	465,676,509	(665,409,429)

Income tax and minimun notional income tax expense	(k)	40,597,544	(4,457,938)	(123,220,816)	(87,081,210)
Loss for the year		(1,112,203,743)	17,257,411	342,455,693	(752,490,639)

Total loss attributable to:
Owners of the parent		(931,127,993)	-	225,305,311	(705,822,682)
Non-controlling interest		(181,075,750)	17,257,411	117,150,382	(46,667,957)

Other comprehensive income
Results related to defined benefit plans	(l)	-	-	(27,185,707)	(27,185,707)
Other comprehensive income		-	-	(27,185,707)	(27,185,707)
Total comprehensive (loss) income of the year		(1,112,203,743)	17,257,411	315,269,986	(779,676,346)

Total comprehensive (loss) income of the year attributable to:
Owners of the parent		(931,127,993)	-	212,654,571	(718,473,422)
Non-controlling interest		(181,075,750)	17,257,411	102,615,415	(61,202,924)

(*) It corresponds to the income statement included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors with certain reclassifications to conform to IFRS disclosures.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it.  Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b)  Revenues – Classification differences

The reconciliation item comprise of the two reclassification effect as follows:

i)  ENRE Penalties

Under Argentine GAAP, “ENRE Penalties” for $ 81,058,000 are classified within Revenues, based on that those penalties will be recovered by the Company’s customers through a credit note or a discounts in their invoices for the energy received.

Under IFRS, “ENRE Penalties” are classified within “Cost of sales” (as relates to the portion of penalties attributable to operation matters) and “Selling expenses” (as relates to the portion of penalties attributable to commercial matters), considering that those penalties are operating expenses for the Company.

ii) Late payment charges

Under Argentine GAAP “Late payment charges” for $ 31,269,000 are also classified within Revenues, based on that those charges relates to a fix amount and is the customer election whether or not to pay their invoices at the first or second due date without or with that charge, respectively.

Under IFRS “Late payment charges” are classified within “selling expenses” considering that eventhough such charge for late payment is fix, it relates to an income from financing the customers invoices.

iii) Shantytowns

Under Argentina GAAP, the Company recognized an allowance for doubtful accounts (amounted to $ 28,610,000) for electricity sales to the Shantytowns because the Framework Agreement was not signed with the Federal Government. Under IFRS these sales are not recognized since the conditions required have not been met.

iv) Application of IFRIC 12 to service concession agreements

Corresponds to the adjustment of customer contributions revenue for $ 71,241,000 explained in Note 16.2 (h).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(c)   Cost of sales

The detail of the adjustments is as follows:

12.31.11
Reclassification of ENRE penalties	(74,753,000)
Higher depreciation charge for revaluation on PP&E	(28,622,896)
Application of IFRIC 12 to service concession arrangements	(83,406,000)
Results related to defined benefit plans	214,945
Inventory valuation	(270,546)
Amortization of intangible assets reclassified from goodwill	(9,612,151)
Effect on cost of sales	(196,449,648)

(d)  Selling expenses

It corresponds to the impact of reclassifications of ENRE penalties for $ 6,305,000 and the charge for doubtful accounts, explained in Note 22.4 (b).

(e)   Share profit/loss of joint ventures and associates

See Notes 22.2 (c) and 22.2 (d).

(f)    Effect of fair value of net assets acquired over cost

See Note 22.2 (l).

(g)   Goodwill amortization

The detail of the adjustments is as follows:

12.31.11
Reversal of negative goodwill amortization	(15,517,323)
Reversal of goodwill amortization	425,136
Reversal of goodwill amortization reclassified to intangible assets	6,247,898
Reversal of goodwill amortization impaired under IFRS	14,576,374
Effect on goodwill amortization	5,732,085

(h)  Financial income

It corresponds to the effect of the reclassification of late payment charges explained in Note 24.4 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(i)    Other financial results

The detail of the adjustments is as follows:

12.31.11
Capitalization of borrowing costs	(3,929,772)
Inventory valuation	(674,463)
Impairment charge of intangible assets reclassified from goodwill	28,395,380
Purchase of ADRs and shares in Edenor	55,758,014
Effect on other financial results	79,549,159

(j)    Other income/expenses

See Note 22.2 (f).

(k)  Income tax

It corresponds to the effect on the deferred income tax of the adjustments to convert into IFRS.

(l)    Results related to defined benefit plans

See Note 22.2 (i).

22.5 Reconciliation of consolidated cash flows for the year ended December 31, 2011

		Transition to IFRS
	Argentine GAAP (*)	Effect of the deconsolidation of investment in joint ventures (a)	Remaining effects (b)	IFRS

Net cash generated from operating activities	675,832,078	11,867,886	-	687,699,964

Net cash used in investing activities	(1,494,792,983)	26,852,611	338,799,627	(1,129,140,745)

Net cash generated from financing activities	364,308,346	(53,600,702)	-	310,707,644

Cash and cash equivalents at the beginning of the period	908,697,859	(52,400,496)	(430,836,031)	425,461,332
Cash and cash equivalents at the end of the period	454,045,300	(67,280,701)	(92,036,404)	294,728,195
Decrease in cash and cash equivalents	(454,652,559)	(14,880,205)	338,799,627	(130,733,137)

(*) It corresponds to the cash flow included in the consolidated financial statements at December 31, 2011 approved by the Board of Directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 22.  (CONTINUED)

(a)   Effect of the deconsolidation of investments in joint ventures

In accordance with Argentine GAAP, Citelec is proportionately consolidated since the Company has joint control over it.  Under IFRS, and considering that the Company has early adopted IFRS 11, the balances of the Citelec are deconsolidated and the interest in that company is valued in accordance with the equity method.

(b)  Reamining effects

It corresponds to debt securities that are not considered as cash and cash equivalents under IFRS.

NOTE 23. Other financial statement information

The following tables present additional financial statement disclosures:

a.          Fixed assets, net

b.          Investments

c.          Intangible assets

d.          Other non-current assets

e.          Goodwill

f.           Allowances and provisions

g.          Cost of sales

h.          Foreign currency assets and liabilities

i.           Other expenses

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

a. Fixed assets, net

Account	Original values
	At the beginning of the year	Increases	Increases for acquisitions (1)	Disposals (2)	Transfers	At the end of the year

Land	9,998,011	50,000	13,013,473	-	-	23,061,484
Properties	208,100,094	6,829,852	19,072,774	(1,318,544)	108,882,617	341,566,793
High, medium and low voltage lines	2,159,107,063	12,008,324	311,450,278	(98,662,784)	228,454,046	2,612,356,927
Substations	932,940,153	5,949,546	56,086,281	(35,257,692)	37,427,357	997,145,645
Transforming chamber and platforms	525,116,433	-	95,922,669	(19,090,781)	44,600,153	646,548,474
Meters	516,849,000	500,000	90,434,807	(29,697,607)	111,214,596	689,300,796
High-voltage lines	372,740,162	29,700	-	-	119,874,597	492,644,459
Electricity equipment of transmission	330,879,937	557,507	-	(3,210,380)	10,582,701	338,809,765
Aerial and semi-heavy equipment	11,098,869	387,754	-	-	-	11,486,623
Laboratory and maintenance	4,194,351	33,559	-	-	-	4,227,910
Wells	-	-	-	-	50,106,210	50,106,210
Generation equipment and machinery	604,787,675	84,131,334	80,178,901	(4,548,001)	955,817,656	1,720,367,565
Vehicles	25,271,411	4,948,512	6,478,842	(1,093,693)	1,387,788	36,992,860
Furniture and fixtures and software equipment	61,809,584	6,363,743	6,702,531	(2,690,030)	1,455,011	73,640,839
Communication equipments	89,899,991	136,715	(118,000)	-	2,762,226	92,680,932
Materials and spare parts	103,183,964	51,258,834	420,610	(15,802,618)	(25,199,566)	113,861,224
Tools	13,031,956	1,836,193	3,878,028	(134,483)	1,635,903	20,247,597
Work in progress	1,410,601,354	751,177,112	83,063,148	(12,916,654)	(1,583,004,382)	648,920,578
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
Advances to suppliers	79,296,013	24,425,776	-	-	(65,996,913)	37,724,876
Total as of 12.31.11	7,466,439,933	950,624,461	766,584,342	(224,423,267)	-	8,959,225,469
Total as of 12.31.10	6,917,993,808	724,346,268	(4,264,771)	(171,635,372)	-	7,466,439,933

Account	Depreciation				12.31.11	12.31.10
	At the beginning of the year	Disposals	Amount for the year	Accumulated at the end of the year	Net book value	Net book value

Land	-	-	-	-	23,061,484	9,998,011
Properties	(29,134,735)	561,905	(14,437,970)	(43,010,800)	298,555,993	178,965,359
High, medium and low voltage lines	(300,921,959)	2,754,154	(127,450,822)	(425,618,627)	2,186,738,300	1,858,185,104
Substations	(99,384,638)	1,344,283	(41,880,369)	(139,920,724)	857,224,921	833,555,515
Transforming chamber and platforms	(62,600,784)	59,750	(24,928,915)	(87,469,949)	559,078,525	462,515,649
Meters	(89,992,915)	676,985	(42,860,179)	(132,176,109)	557,124,687	426,856,085
High-voltage lines	(65,436,634)	-	(23,992,814)	(89,429,448)	403,215,011	307,303,528
Electricity equipment of transmission	(51,303,149)	2,704,799	(15,163,781)	(63,762,131)	275,047,634	279,576,788
Aerial and semi-heavy equipment	(2,885,850)	-	(458,558)	(3,344,408)	8,142,215	8,213,019
Laboratory and maintenance	(1,908,849)	-	(307,717)	(2,216,566)	2,011,344	2,285,502
Wells	-	-	(15,583,192)	(15,583,192)	34,523,018	-
Generation equipment and machinery	(117,188,139)	120,871	(57,704,469)	(174,771,737)	1,545,595,828	487,599,536
Vehicles	(8,582,667)	955,479	(8,428,087)	(16,055,275)	20,937,585	16,688,744
Furniture and fixtures and software equipment	(40,433,921)	2,680,637	(15,204,942)	(52,958,226)	20,682,613	21,375,663
Communication equipments	(24,778,164)	-	(8,394,843)	(33,173,007)	59,507,925	65,121,827
Materials and spare parts	-	-	-	-	113,861,224	103,183,964
Tools	(6,771,566)	95,817	(2,781,648)	(9,457,397)	10,790,200	6,260,390
Work in progress	-	-	-	-	648,920,578	1,410,601,354
Work and compulsory work performed	(1,950,170)	-	(415,147)	(2,365,317)	5,168,595	5,583,742
Advances to suppliers	-	-	-	-	37,724,876	79,296,013
Total as of 12.31.11	(903,274,140)	11,954,680	(399,993,453)	(1,291,312,913)	7,667,912,556	6,563,165,793
Total as of 12.31.10	(626,839,107)	8,480,043	(284,915,076)	(903,274,140)	6,563,165,793

(1)       As of December 31, 2011 corresponds to the residual value of the incorporated fixed assets because of the acquisitions of EMDERSA and AESEBA for  Ps. 1,872,961.028 net of Ps. 1,106,376,686 for the deconsolidation of EMDERSA.

As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis

(2)       Includes Ps. 165,658,979 for the impairment of property, plant and equipment of Edenor.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

b. Investments

	As of December 31, 2011	As of December 31, 2010

Short-term Investments
Time deposits	49,359,887	32,120,518
Government securities	76,340,518	319,368,115
Corporate securities (1)	38,100,718	139,616,231
Mutual funds	154,577,412	158,138,052
Shares in other companies	48,246,893	224,530,777
Trusts (2)	-	18,621,566
Restricted bank accounts (3)	-	69,143,552
Total short-term investments	366,625,428	961,538,811

Long-term Investments
Corporate securities (4)	548,227,612	-
Participation in other companies	131,766,255	481,680
Other	5,463,287	-
Total long-term investments	685,457,154	481,680

(1) Include restricted availability assets for Ps. 20.1 million and Ps. 20.5 million, as of December 31, 2011 and 31, 2010, respectively.

(2) Include restricted availability assets for Ps. 18.6 million, as of December 31, 2010.

(3) Include restricted availability assets for Ps. 69.1 million, as of December 31, 2010.

(4) Include restricted availability assets for Ps. 499.6 as of December 31, 2011.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

c. Intangible assets

Main Account	Original values
	At the begining of the year	Increases	Increases / Disposals (1)	Disposals (1)	At the end of the year
Concession contract	335,368,056	-	-	-	335,368,056
Operanting costos and pre-orperating costs	10,703	-	-	-	10,703
Intangibles identificable in acquisitions	24,524,452	40,864,320	-	(10,154,625)	55,234,147
Total as of 12.31.11	359,903,211	40,864,320	-	(10,154,625)	390,612,906
Total as of 12.31.10	366,365,416	-	(6,427,576)	(34,629)	359,903,211

Main Account	Accumulated depreciation				12.31.11	12.31.10
	At the begining of the year	Disposals	Amount for the year	At the end of the year	Net book value	Net book value
Concession contract	(79,757,548)	-	(18,741,050)	(98,498,598)	236,869,458	255,610,508
Operanting costos and pre-orperating costs	(10,703)	-	-	(10,703)	-	-
Intangibles identificable in acquisitions	(11,928,656)	-	(9,251,891)	(21,180,547)	34,053,600	12,595,796
Total as of 12.31.11	(91,696,907)	-	(27,992,941)	(119,689,848)	270,923,058	268,206,304
Total as of 12.31.10	(68,800,903)	5,000	(22,901,004)	(91,696,907)	268,206,304

(1) As of December 31, 2010, correspond to disposals of fixed assets for the discontinuation of consolidation of Ingentis

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

d. Other non-current assets

Main Account	Original values
	At the begining of the year	At the end of the year
Fourth line proyect	186,898,350	186,898,350
Total as of 12.31.11	186,898,350	186,898,350
Total as of 12.31.10	186,898,350	186,898,350

Main Account	Accumulated depreciation			12.31.11	12.31.10
	At the begining of the year	Amount for the year	At the end of the year	Net book value	Net book value
Fourth line proyect	(96,611,875)	(22,732,205)	(119,344,080)	67,554,270	90,286,475
Total as of 12.31.11	(96,611,875)	(22,732,205)	(119,344,080)	67,554,270	90,286,475
Total as of 12.31.10	(73,879,669)	(22,732,206)	(96,611,875)	90,286,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

e.  goodwill

Main account	Original values	Impairment/ desconsolidation	Accumulated amortization	Net book value as of 12.31.11	Net book value as of 12.31.10
Inversora Piedra Buena (1)	183,380,415	-	(64,026,396)	119,354,019	133,930,392
CTG (6)	(2,171,469)	-	1,107,023	(1,064,446)	(1,301,890)
EASA (7)	(7,654,093)	-	292,513	(7,361,580)	(7,459,084)
IEASA (3)	467,451,598	(443,515,782)	(23,935,816)	-	449,147,741
Inversora Diamante (4)	10,999,115	-	(3,223,117)	7,775,998	8,391,922
Inversora Nihuiles (4)	(745,689)	-	223,891	(521,798)	(564,446)
Powerco (2)	5,639,499	-	(1,636,261)	4,003,238	4,330,490
Transelec (5)	(17,369,690)	-	4,362,430	(13,007,260)	(13,770,659)
Edenor (8)	(557,779,602)	178,726,662	14,597,974	(364,454,966)	-
Total as of 12.31.11	81,750,084	(264,789,120)	(72,237,759)	(255,276,795)
Total as of 12.31.10	640,241,870	-	(67,537,404)		572,704,466

(1) Useful life has been estimated at 13 years based on the average weighted remaining useful life of the assets subject to depreciation of CPB, Inversora Piedra Buena’s subsidiary.

(2) Useful life has been estimated at 17 years based on the average weighted remaining useful life of the assets subject to depreciation of CTG, at the acquisition date of the direct and indirect participation through Powerco.

(3) Useful life has been estimated at 83 years based on the remaining useful life of Edenor concession contract, subsidiary of IEASA through EASA. In relation to the impairment, see Note 2.

(4) Useful lives have been estimated at 17 years based on the remaining term of the concession contracts of HINISA and HIDISA, subsidiaries of Inversora Nihuiles and Inversora Diamante, respectively.

(5) Useful life has been estimated at 21 years based on the average weighted remaining useful life of the assets subject to depreciation of the acquired companies.

(6) Principally corresponds to the negative goodwill recognized by Loma de la Lata under the acquisition of CTG´s shares. Useful life has been estimated at 11 years based on the remaining useful life of the assets subject to depreciation of CTG.

(7) Corresponds to a negative goodwill registered by EASA related to the acquisition of own shares from Edenor.

(8) Corresponds to negative goodwill registered for the purchases of AESEBA and EGSSA. Their useful lives have been estimated at 26 years based on the average weighted remaining useful life of the assets subject to depreciation of  AESEBA/EDEN  and EGSSA. The deconsolidation of negative goodwill values is made pursuant to the decision to divest from EMDERSA detailed in Note 9.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

f. Allowances and provisions

	Balances at the beginning of the year	Increases for acquisitions (1)	Increases	Decreases	Balances at the end of the year

Deducted from current assets
Allowance for doubtful accounts	32,230,439	21,469,759	38,281,488	(3,295,350)	88,686,336
Allowance for other receivables	14,316,491	838,000	16,282,400	(2,996,287)	28,440,604
Total allowances deducted from current assets as of 12.31.11	46,546,930	22,307,759	54,563,888	(6,291,637)	117,126,940
Total allowances deducted from current assets as of 12.31.10	35,205,037	-	23,067,538	(11,725,645)	46,546,930

Deducted from non-current assets
Allowance for doubtful accounts	-	-	1,736,107	-	1,736,107
Allowance for other receivables	43,258,215	-	14,216,926	(4,844,576)	52,630,565
Total allowances deducted from non-current assets as of 12.31.11	43,258,215	-	15,953,033	(4,844,576)	54,366,672
Total allowances deducted from non-current assets as of 12.31.10	30,837,105	-	12,426,178	(5,068)	43,258,215

Total from assets as of 12.31.11	89,805,145	22,307,759	70,516,921	(11,136,213)	171,493,612
Total from assets as of 12.31.10	66,042,142	-	35,493,716	(11,730,713)	89,805,145

Included in current liabilities
Provision for contingencies	57,976,586	(2,690,552)	4,514,450	(48,401,467)	11,399,017
Total provision included in current liabilities as of 12.31.11	57,976,586	(2,690,552)	4,514,450	(48,401,467)	11,399,017
Total provision included in current liabilities as of 12.31.10	62,813,000	-	3,756,586	(8,593,000)	57,976,586

Included in non-current liabilities
Provision for contingencies	11,326,505	2,750,947	58,310,294	(2,412,644)	69,975,102
Total provision included in non-current liabilities as of 12.31.11	11,326,505	2,750,947	58,310,294	(2,412,644)	69,975,102
Total provision included in non-current liabilities as of 12.31.10	17,729,148	-	1,122,690	(7,525,333)	11,326,505

Total in liabilities as of 12.31.11	69,303,091	60,395	62,824,744	(50,814,111)	81,374,119
Total in liabilities as of 12.31.10	80,542,148	-	4,879,276	(16,118,333)	69,303,091

(1) Corresponds Ps. 30,757,759 to the incorporated allowances deducted from assets because of the acquisitions of EMDERSA and AESEBA, net of Ps. 8,450,000 for the deconsolidation of EMDERSA.

(1) Corresponds Ps. 19,920,395 to the incorporated allowances included in liabilities because of the acquisitions of EMDERSA and AESEBA, net of Ps. 19,860,000 for the deconsolidation of EMDERSA.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

g. Cost of sales

	For the years ended December 31,
	2011	2010

Inventory at the beginning of the year	30,317,274	46,121,259
Purchase of the period	2,186,501,203	1,780,624,898
Expenses for generation, transmission and distribution	3,404,567,327	2,077,213,965
Holding gain on inventory	674,463	(4,043,038)
Inventory at the end of the year	(39,009,916)	(30,317,274)
Cost of sales	5,583,050,351	3,869,599,810

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities

	12.31.11				12.31.10
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Assets

Current assets

Cash and banks	US$	28,128,821	4.264	119,941,291	117,651,015
	EUR	50,792	5.534	281,075	240,189
	R$	988	2.302	2,274	-
	US	6,040	0.214	1,294	7,377

Investments	US$	35,012,119	4.264	149,291,674	706,648,755

Trade receivables	US$	5,473,294	4.264	23,338,124	24,738,369

Other receivables	US$	7,512,132	4.264	32,031,729	22,936,427
	EUR	2,132,716	5.534	11,802,022	10,245,203
	US	13,172	0.214	2,822	2,298

Other assets	EUR	415	5.534	2,297	-
		£1,000	6.627	6,627	-
	R$	1,000	2.302	2,302	-

Total Current assets				336,703,531	882,469,633

Non-current assets

Trade receivables	US$	-	-	-	101,315

Other receivables	US$	430,966	4.264	1,837,639	10,065,326

Fixed assets	US$	5,339,514	4.264	22,767,689	13,761,936

Total Non-current assets				24,605,328	23,928,577
Total Assets				361,308,859	906,398,210

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

   CHF: Swiss franc

   NOK: Norwegian Krone

   £: Pounds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

h. Foreign currency assets and liabilities (continued)

	12.31.11				12.31.10
	Foreign currency class and amounts		Exchange rate	Amount in Ps.	Amount in Ps.

Liabilities

Current liabilities

Accounts payable	US$	31,772,244	4.304	136,747,738	36,156,915
	EUR	404,075	5.586	2,257,246	3,962,781
	CHF	-	-	-	1,346,691
	US	1,027	0.214	220	188
	NOK	969,782	0.723	701,346	-

Financial debt	US$	51,515,062	4.304	221,720,828	202,522,729

Salaries and social security payable	US	704,577	0.214	150,948	140,011
Taxes payable	US$	1,866,476	4.304	8,033,312	1,353,066
Total Current liabilities				369,611,638	245,482,381

Non-current liabilities

Accounts payable	US$	-	-	-	312,637

Financial debt	US$	630,281,797	4.304	2,712,732,855	1,655,797,436

Other debts	US$	37,232	4.304	160,248	-

Total Non-current liabilities				2,712,893,103	1,656,110,073
Total Liabilities				3,082,504,741	1,901,592,454

   US$: U.S. Dollars

   EUR: Euros

   R$: Brazilian Reais

   US: Uruguayan Pesos

   CHF: Swiss franc

   NOK: Norwegian Krone

   £: Pounds

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Argentine Pesos (“Ps.”) – unless otherwise stated)

i. Other expenses

	Generation / Transmission / Distribution	Selling	Administration	For the years ended December 31,
				2011	2010
Salaries and social security	744,064,133	128,529,021	237,168,270	1,109,761,424	708,708,138
Social benefits	9,712,306	101,712	8,858,885	18,672,903	16,094,642
Fees and compensation for services	288,195,450	180,651,539	108,561,659	577,408,648	268,930,907
Directors and Sindycs' fees	-	-	28,904,408	28,904,408	19,746,780
Reserve for Directors' options	-	-	8,945,352	8,945,352	8,945,352
Depreciation of fixed assets	377,481,159	3,605,389	18,906,905	399,993,453	284,915,076
Amortization of intangible assets	21,182,221	-	6,810,720	27,992,941	22,901,004
Amortization of other assets	22,732,205	-	-	22,732,205	22,732,206
Transport of energy	15,632,664	-	-	15,632,664	17,512,813
Gas consumption	497,723,194	-	-	497,723,194	285,887,603
Purchase of energy	456,632,472	-	-	456,632,472	420,623,125
Fuel consumption	608,189,043	45,428	371,611	608,606,082	243,589,497
Material and spare parts consumption	96,499,581	1,782,144	3,569,766	101,851,491	67,216,245
Maintenance	128,733,277	3,986,303	6,005,203	138,724,783	26,601,292
Royalties and fees	27,195,917	-	-	27,195,917	26,878,106
Doubtful accounts	-	41,513,287	-	41,513,287	21,619,424
Transport and per diem	13,661,477	558,496	8,854,518	23,074,491	13,113,259
Rental and insurance	34,160,316	981,904	36,189,462	71,331,682	57,128,028
Surveillance and security	15,730,668	2,301,231	16,747,584	34,779,483	16,398,892
Taxes, rates and contributions	25,462,133	67,920,432	17,850,195	111,232,760	45,069,482
Communication	10,206,335	16,789,474	8,298,672	35,294,481	23,539,095
Advertising and promotion	8,000	640,736	19,608,248	20,256,984	19,115,562
Office expenses	512,061	373,135	2,600,462	3,485,658	2,745,682
Other	10,852,715	766,844	21,930,786	33,550,345	14,081,001
Total as of 12.31.11	3,404,567,327	450,547,075	560,182,706	4,415,297,108
Total as of 12.31.10	2,077,213,965	211,118,092	365,761,154		2,654,093,211

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the board of directors and shareholders of

Pampa Energía S.A.

We have audited the accompanying consolidated balance sheets of Pampa Energía S.A. (hereinafter, Pampa) and its subsidiaries as of December 31, 2011 and 2010, the related consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pampa and its subsidiaries at December 31, 2011 and 2010 and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Autonomous City of Buenos Aires, March 9, 2012

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG – Ciudad de Buenos Aires

T: +(54.11) 4850.0000, F: +(5411) 4850.1800, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 26, 2012

Pampa Energía S.A.

By:	/s/ Roberto Maestretti
Name: Roberto Maestretti Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.